As filed with the Securities and Exchange Commission on July 15, 2005

Registration No: 333

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COMMUNITY BANCORP

(exact name of registrant as specified in its charter)

Nevada	6712	01-0668846
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

400 South 4th Street, Suite 215

Las Vegas, Nevada 89101

(702) 878-0700

(Address, including zip code and telephone number, including area code, of registrant’s principal and executive offices)

Edward M. Jamison

Community Bancorp

President and Chief Executive Officer

400 South 4th Street, Suite 215

Las Vegas, Nevada 89101

(702) 878-0700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

John F. Stuart, Esq.	Gary S. Findley, Esq.
Reitner, Stuart & Moore	Gary Findley & Associates
1319 Marsh Street	1470 North Hundley Street
San Luis Obispo, CA 93401	Anaheim, CA 92806
(805) 545-8590	(714) 630-7910

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit*	Proposed Maximum Aggregate Offering Price*	Amount of Registration Fee
Common Stock, $0.001 par value	888,000 shares	$31.00	$27,528,000	$3,240

*	Estimated solely for the purposes of calculating the registration fee and calculated pursuant to Rule 457(f) (1).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

NAME AND LOGO

BANK OF COMMERCE

To the Shareholders of Bank of Commerce:

The Boards of Directors of Bank of Commerce (“Commerce”) and Community Bancorp (“Community”) have approved the merger of Commerce into a subsidiary of Community.

In the transaction, shareholders of Commerce will have the election to receive shares of common stock of Community, cash or a combination in exchange for their shares of Commerce stock, subject to certain proration provisions. Shareholders of Commerce will receive either $33.00 in cash or $33.00 worth of Community common stock for each share of Commerce common stock they own, subject to adjustment if certain merger related expenses of Commerce exceed $200,000. The actual number of shares of Community common stock you receive for each share of Commerce common stock will be determined by dividing $33.00 by the average closing price of Community common stock over the twenty trading days three trading days prior to the close of the merger. Our agreement provides that 50% of the total consideration paid in the transaction must be in Community common stock and 50% in cash.

We expect the transaction to be tax-free to Commerce’s shareholders who elect to receive Community common stock. Cash paid in lieu of fractional shares and cash paid to those shareholders electing cash will be taxable. Upon completion of the merger, we expect that the shareholders of Commerce will own approximately 9% of the outstanding shares of Community.

We will hold an annual shareholders’ meeting at which our shareholders will be asked to elect directors and to approve the proposed merger, including the merger agreement. Approval by Community shareholders of the merger is not required. Information about our meeting is contained in this proxy statement—prospectus. In particular, see “Risk Factors” beginning on page 14. We urge you to read this document carefully and in its entirety.

Whether or not you plan to attend the meeting, please vote as soon as possible to make sure that your shares are represented at the meeting. If you do not vote, it will have the same effect as voting against the merger.

Richard M. Robinson

President and Chief Executive Officer

Bank of Commerce

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR BANK REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THIS PROXY STATEMENT—PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK SUBSIDIARY OF COMMUNITY, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

This proxy statement—prospectus is dated             , 2005 and is first being mailed to shareholders on or about             , 2005.

[logo of Commerce]

4343 E. Sunset Road

Henderson, Nevada 89014

Notice of Annual Meeting of Bank of Commerce

•	Date:

•	Time:

•	Place:

To Bank of Commerce Shareholders:

We are pleased to notify you of, and invite you to, an annual meeting of shareholders.

At the meeting you will be asked to vote on the following matters:

•	To vote on the election of nine (9) persons to the Board of Directors to serve until the 2006 annual meeting of shareholders and until their successors are elected and have been qualified, or until the merger is consummated. The persons nominated to serve as directors are:

Richard M. Robinson	Jack M. Woodcock	C.H. Wong
Charles W. Deaner	Frances M. Sponer	Donald G. Newnan
Nancy C. Houssels	Keith V. Thomas	Steven Nielsen

•	Proposal to approve the merger and the merger agreement pursuant to which Bank of Commerce will be merged into Community Bank of Nevada, a wholly-owned subsidiary of Community Bancorp, as described in the attached proxy statement—prospectus.

Only shareholders of record at the close of business on             , 2005 may vote at the meeting.

Under Nevada law, holders of Commerce stock who dissent from the merger and comply with certain provisions will be entitled to receive a cash payment for their shares. A summary of the applicable requirement of such law is contained in the attached proxy statement—prospectus under the caption “THE MERGER—Dissenters’ Rights of Commerce Shareholders.” In addition, the text of the applicable provision is attached as Appendix C to the attached proxy statement—prospectus.

Your vote is important. Please complete, sign, date and return your proxy card in the enclosed envelope, whether or not you plan to attend the meeting.

If you would like to attend the Commerce annual meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a recent brokerage statement or a letter from the nominee confirming your beneficial ownership of the shares. You must also bring a form of personal identification. In order to vote your shares at the Commerce annual meeting, you must obtain from the nominee a proxy issued in your name.

By order of the Board of Directors

[SIGNATURE TO COME]
Robin Panek, Secretary

                    , 2005

THE MERGER

Agreement to Merge and Plan of Reorganization	Appendix A
Fairness Opinion of Hoefer & Arnett	Appendix B
Section 92A.300 et seq. of the Nevada Revised Statutes	Appendix C

QUESTIONS AND ANSWERS ABOUT VOTING

Q:	Why have you sent me this document?

A:	This document is being delivered to you because it is serving as both a proxy statement for Bank of Commerce (“Commerce” or “we”) and a prospectus of Community Bancorp (“Community”). It is a proxy statement because it is being used by the Commerce Board of Directors to solicit the proxies of its shareholders. It is a prospectus because Community is offering shares of its common stock in exchange for shares of Commerce in the merger described below.

This proxy statement—prospectus contains important information regarding the election of directors and the proposed merger, as well as information about Community and Commerce. It also contains important information about what our Board of Directors and management considered when evaluating this proposed merger. We urge you to read this proxy statement—prospectus carefully, including its appendices.

Q:	What is happening in this merger?

A:	Commerce is being merged with and into Community Bank of Nevada, the wholly-owned subsidiary of Community. As a result of such merger, Commerce will cease to exist. The merger is governed by the Agreement to Merge and Plan of Reorganization dated May 19, 2005 (the “merger agreement”). A copy of the merger agreement is attached as Appendix A. For convenience, we refer to the entire transaction in this proxy statement—prospectus as simply “the merger.”

Q:	Why is the merger proposed?

A:	Commerce is proposing the merger because its Board of Directors concluded that the merger is in its best interest and its shareholders’ best interest. Commerce believes that the merger affords a fair price and an opportunity for the combined companies to offer customers a broader array of services and products.

Q:	What are the Commerce shareholders being asked to approve?

A:	On the first proposal, Commerce shareholders are being asked to elect a slate of nine (9) directors to serve until their successors are elected and duly qualified, or until completion of the merger. On the second proposal, Commerce shareholders are being asked to approve the merger and the merger agreement, which approval must be obtained before the merger can be closed.

Q:	What should I do now?

A:	Simply indicate on your proxy card how you want to vote and then sign and mail your proxy card in the enclosed return envelope in time to be represented at the shareholder’s meeting.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker has discretionary authority to vote your shares for you with respect to the election of directors. However, with respect to the merger your broker will vote your shares for you only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you fail to instruct your broker how to vote your shares, your broker may vote your shares for the election of directors, but as to the merger the effect will be the same as a vote against the merger.

Q:	What happens if I don’t vote?

A:	If you fail to respond, your shares will not be counted to help establish a quorum at the annual meeting. Not voting also has the same effect as voting against the merger.

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Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the annual meeting. If your shares are held in your name you may do this in one of three ways:

•	Send a written notice to the Secretary of Commerce stating that you are revoking your proxy.

•	Complete and submit a new proxy card bearing a later date.

•	Attend the annual meeting and vote in person (but only if you tell the Secretary before the voting begins that you want to cancel your proxy and vote in person). Simply attending the meeting, however, will not revoke your proxy.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy card to Commerce at the address at the top of Commerce’s notice of annual meeting.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote or to vote at the annual meeting.

Q:	How many votes are needed to approve the merger proposal?

A:	Approval of the merger proposal requires the affirmative vote of the holders of not less than a majority of the shares of Commerce common stock issued and outstanding on the record date.

Q:	Who can help answer my questions?

A:	If you have more questions about the merger or the annual meeting, you should contact:

Mr. Richard M. Robinson

President and Chief Executive Officer

Bank of Commerce

4343 E. Sunset Road

Henderson, Nevada 89014

(702) 307-9800

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SUMMARY

This brief summary, together with the “Questions and Answers” on the preceding pages, highlight selected information from the proxy statement—prospectus. It does not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement—prospectus and the other documents to which we refer to understand fully the merger. Each item in this summary refers to the page where that subject is discussed in more detail.

Commerce to Hold Annual Meeting (Pages      –     )

Commerce’s annual meeting of shareholders will be held at              p.m. on             , 2005, at                                         . At the meeting, you will be asked to elect directors and approve the merger.

Record Date; Shareholder Votes Required (Pages      –     )

You are entitled to vote at the annual meeting if you owned Commerce common stock as of the record date,             , 2005. As of that date, there were              shares of Commerce outstanding, held by              shareholders of record. Each holder of Commerce common stock is entitled to one vote per share on all matters that may properly come before the meeting. The nine directors receiving the greatest number of votes will be elected to office. In connection with the election of directors, shares may be voted cumulatively if a shareholder present at the meeting gives notice at the meeting, prior to voting for election of directors, of his or her intention to vote cumulatively. Approval of the merger requires the affirmative vote of not less than a majority of the outstanding shares of Commerce common stock.

Election of Directors

For information on the election of Commerce directors see “PROPOSAL 1—ELECTION OF DIRECTORS” beginning on page     .

Information Regarding the Parties to the Merger (Pages      and     )

Community Bancorp

400 South 4th Street, Suite 215

Las Vegas, Nevada 89101

http://www.communitybanknv.com

Community Bancorp is a Las Vegas, Nevada-based bank holding company for Community Bank of Nevada. Community Bank of Nevada provides traditional commercial banking services to small and medium-sized businesses and individuals primarily in Clark County, Nevada, and the greater Las Vegas community.

At March 31, 2005, Community had total assets of $634.4 million, total deposits of $535.1 million and stockholders’ equity of $79.3 million. Community Bank of Nevada has five full service branches serving the greater Las Vegas community and recently opened loan production offices in San Diego, California, and Phoenix, Arizona. According to June 30, 2004 Federal Deposit Insurance Corporation (“FDIC”) data, Community Bank of Nevada’s five branches have a 1.86% combined deposit market share within the area it serves, which would rank it third among community banks and tenth among all banks and thrifts.

Community Bank of Nevada commenced operations in July 1995 as a Nevada state bank. As a Nevada state bank, Community Bank of Nevada is subject to primary supervision, examination and regulation by the Nevada

Division of Financial Institutions. The Bank’s deposits are insured by the FDIC up to the applicable limits thereof, and Community Bank of Nevada is a member of the Federal Reserve System.

Community’s common stock trades on the NASDAQ National Market under the symbol “CBON.”

Additional information about Community is included in the section titled “INFORMATION ABOUT COMMUNITY BANCORP AND COMMUNITY BANK OF NEVADA” below and its Form 10-K for the year ended December 31, 2004 and in its Form 10-Q for the quarter ended March 31, 2005. If you want to obtain copies of those documents or other information concerning Community, please see “WHERE YOU CAN FIND MORE INFORMATION” on page     .

Bank of Commerce

4343 E. Sunset Road

Henderson, Nevada 89014

http://www.bocnv.com

Commerce is a commercial bank providing traditional commercial banking services to businesses and communities in Clark County, Nevada. As of March 31, 2005, we had total assets, deposits and stockholders’ equity of approximately $167 million, $138 million and $15 million, respectively.

We currently operate three branch offices in Clark County, two located in Las Vegas and our headquarters, located in Henderson.

The Merger (Page      and Appendix A)

As used in this document, the term “the merger” means the merger of Commerce with and into Community Bank of Nevada. The merger is governed by the Agreement to Merge and Plan of Reorganization dated May 19, 2005 (the “merger agreement”).

We have attached a copy of the merger agreement as Appendix A at the back of this proxy statement—prospectus. We encourage you to read this agreement, as it is the legal document that governs the merger.

Risk Factors (Page     )

An investment in Community’s common stock includes substantial risks. See the section entitled “RISK FACTORS” beginning on page      for a discussion of risks associated with the merger and an investment in Community’s common stock.

Commerce Shareholders Have the Election to Receive Common Stock of Community, Cash or a Combination (Page     )

Subject to the allocation provisions of the merger agreement, shareholders of Commerce will have the election to receive shares of common stock of Community, cash or a combination in exchange for their shares of Commerce.

You Will Receive $33.00 of Value for Your Commerce Common Stock (Page     )

In the transaction, shareholders of Commerce will have the election to receive shares of common stock of Community, cash or a combination in exchange for their shares of Commerce stock, subject to certain proration provisions. Shareholders of Commerce will receive either $33.00 in cash or $33.00 worth of Community common stock for each share of Commerce common stock they own, subject to downward adjustment if certain merger related expenses of Commerce exceed $200,000. The actual number of shares of Community common stock you receive for each share of Commerce common stock will be determined by dividing $33.00 by the average closing price of Community common stock over the twenty trading days three trading days prior to the close of the merger. In addition, the amount of Community shares and/or cash is subject to certain allocation procedures designed to ensure that 50% of the total consideration paid to holders of Commerce stock is paid in Community common stock and 50% is paid in cash.

The following table sets forth historical per share market value for Community common stock based on the last sale price and Commerce common stock based on the last known trade prices and the equivalent market values for Commerce common stock on:

•	May 18, 2005, the last trading day before public announcement of the merger, and

•	, 2005, the most recent date before the mailing of this proxy statement—prospectus.

	Historical Market Price				Commerce Equivalent Pro Forma Market Value (1)
	Community		Commerce
May 18, 2005		$27.06	$13.50	(2)	$33.49	(1)
, 2005	$			$(2)		$(3)

(1)	Using an exchange ratio of 1.2378 shares of Community common stock for each share of Commerce common stock.
(2)	There is and has been very little trading in Commerce common stock. The last trade known to management was for 2,500 shares at $13.50 on March 30, 2004.
(3)	Using an exchange ratio of 1.2378 shares of Community common stock for each share of Commerce common stock.

Community cannot assure you that actual stock prices for its common stock will be equal to or greater than the prices shown in the table at the time of the merger or at any time after the completion of the merger. After the merger, there will be no further trading or a public market for Commerce common stock.

We urge you to obtain current market quotations for Community. For additional information on the historical market prices of Community and Commerce common stock please see “INFORMATION ABOUT COMMUNITY AND COMMUNITY BANK OF NEVADA—Market for Community’s Common Equity and Related Stockholder Matters” on page     , and “INFORMATION ABOUT COMMERCE—Market for Commerce’s Common Equity” on page     .

Dividends After the Merger

Commerce has no history of paying dividends.

Community has not paid a cash dividend since 2002 as it has used its current and retained earnings to support its rapid and continued growth. Community does not foresee any circumstances in the immediate future in which it would consider paying cash dividends on its common stock. Additionally, Community recently discontinued paying stock dividends.

Tax Effects of the Transaction (Page     )

The merger will be tax-free for U.S. federal income tax purposes to Commerce shareholders who receive only Community shares in the merger. A Commerce shareholder who receives only cash in the merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received and the tax basis of the Commerce shares exchanged therefor, and such gain or loss will be capital gain or loss assuming that the Commerce shares are held by the shareholder as a capital asset. A Commerce shareholder electing to receive Community shares and cash in the merger will recognize gain (but not loss) for U.S. federal income tax purposes in an amount equal to the lesser of (1) the amount of cash received in the merger and (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash plus the fair market value of the Community shares received in the merger, over (b) the tax basis of the Commerce shares exchanged therefor. The gain recognized will be capital gain (assuming the Commerce shares are held by the shareholder as a capital asset) unless the receipt of cash by the Commerce shareholder has the effect of a dividend distribution, in which event the gain will be treated as ordinary dividend income (to the extent of the shareholder’s ratable share of Commerce’s accumulated earnings and profits at the time of the merger as calculated for U.S. federal income tax purposes).

We encourage you to consult your tax advisor about the tax consequences to you of the merger.

Our Board of Directors Recommendation (Page     )

Commerce Shareholders. The Commerce Board of Directors has determined that the merger is fair to and in the best interest of Commerce and Commerce shareholders. It has unanimously approved the merger agreement and recommends that Commerce shareholders vote FOR the merger and the merger agreement.

Factors considered by our Board. You should also refer to the factors and reasons that our Board of Directors considered in reaching their decision to approve the merger, as explained starting on page     .

Financial Advisor Gives Opinion That Merger Is Fair (Page      and Appendix B)

Commerce’s financial advisor, Hoefer & Arnett, has provided opinions to Commerce’s Board of Directors orally on May 17, 2005, and then confirmed in writing on June 21, 2005, that subject to and based on the considerations referred to in its opinion, the merger was fair to the Commerce shareholders from a financial point of view. The full text of Hoefer & Arnett’s opinion dated June 21, 2005 is attached as Appendix B to this proxy statement—prospectus. Commerce urges its shareholders to read that opinion in its entirety.

Commerce Shareholders Should Make a Timely Election (Page     )

Promptly after the close of the merger, Commerce shareholders will receive election forms by which they may indicate the form of consideration they wish to receive. Commerce shareholders will have 30 days to return their election forms and appropriate documentation. If you do not make a timely election, you may not receive the form of consideration that you want. The merger agreement requires that 50% of the total consideration paid in the merger must be in Community shares. If elections to receive Community shares are not made for exactly 50% of the total consideration paid in the merger, an allocation procedure will be applied until the necessary level has been achieved, except as to any Commerce shareholder who exercises dissenter’s rights. The first election shares to which the allocation procedures will be applied will be those shares for which a timely and valid election have not been made. If, after allocating to the undesignated shares, an additional allocation is necessary, there will be a proration procedure applied.

PLEASE RETAIN THIS PROXY STATEMENT—PROSPECTUS, SINCE IT WILL BE OF ASSISTANCE IN MAKING YOUR ELECTION.

Because the election will take place after the close of the merger, a minimum of forty-five days will pass between the close of the merger and your receipt of either cash, Community shares, or some combination for your shares of Commerce stock. If you are receiving Community shares, you will not be able to trade either Community or Commerce shares during this period since the election and allocation process will not have been completed. Further, the exchange ratio will be fixed prior to the closing of the merger, and changes in the share price of Community common stock that occur after the closing will not be reflected in that exchange ratio.

Certain Shareholders Have Agreed to Vote in Favor of the Merger (Page     )

As of the record date for the meeting, the directors and certain significant shareholders of Commerce held voting power with respect to 64.7% of the outstanding shares of Commerce common stock. The directors and these significant shareholders of Commerce have signed contracts agreeing to vote their shares in favor of the merger agreement and the merger.

The directors and these significant shareholders entered into these agreements in order to induce Community to enter into the merger agreement. The director and voting agreements could discourage other companies from trying to acquire Commerce.

Dissenters’ Rights (Page      and Appendix C)

Shareholders of Commerce will have dissenters’ rights in the merger. If you follow certain procedures, you may choose to receive the fair market value of your shares in cash when the merger is completed. The procedures which you must follow to exercise your dissenters’ rights are in Section 92A.300 et seq. of the Nevada Revised Statutes. We have attached Section 92A.300 et seq. as Appendix C.

Accounting Treatment (Page     )

Community will account for the merger as a “purchase” for financial reporting purposes.

Benefits to Certain Officers and Directors in the Merger (Page     )

When considering the recommendation of the Commerce Board of Directors, you should be aware that some Commerce directors and officers have interests in the merger that differ from the interests of other Commerce shareholders. These interests include:

•	certain officers and directors have stock options which are exercisable in full prior to the merger;

•	Richard Robinson, the President of Commerce, has entered into an employment agreement with Community Bank of Nevada which will be effective upon the closing of the merger; and

•	directors and officers have continuing liability insurance protection and indemnification protections.

The Commerce Board of Directors was aware of these interests and considered them before approving the merger agreement.

Things We Must Do for the Merger to Occur (Page     )

Completion of the merger is subject to various conditions, including:

•	approval of the merger agreement and the merger by the Commerce shareholders;

•	receipt of all governmental and other consents and approvals that are necessary to permit completion of the merger; and

•	other usual conditions.

Certain of these customary conditions to the merger may be waived by Community or Commerce, as applicable.

Regulatory Approvals Needed (Page     )

We cannot complete the merger unless it is approved by the Nevada Division of Financial Institutions and the Board of Governors of the Federal Reserve System. Applications with the Division of Financial Institution and the Federal Reserve have been filed. Community also filed a request with the Board of Governors of the Federal Reserve System for an exemption from the applicable application provisions of the Bank Holding Company Act. The Federal Reserve has recently confirmed that no application pursuant to the Bank Holding Company Act will be required in connection with the merger.

Although we do not know of any reason why we cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

When the Merger Will Occur (Page     )

The merger will occur shortly after all of the conditions to its completion have been satisfied. We currently anticipate that it will close at the end of the third quarter of 2005 or early fourth quarter.

Termination of the Merger Agreement (Page     )

The merger agreement may be terminated prior to the effective time of the merger for a variety of reasons, including either party may terminate the agreement if all significant conditions are not met by October 31, 2005 or if the other party breaches the agreement or by Community if its average stock price falls below $24.00 per share. If Community chooses to terminate the agreement because its average stock price falls below $24.00 per share, Commerce has the right to reinstate the agreement, however the exchange ratio used to determine both the amount of cash or Community common stock that a Commerce shareholder will receive for each share of Commerce common stock they own will be fixed at 1.3750.

Termination Fees Between Commerce and Community (Page     )

Certain cash payments may be made under the merger agreement in the event a party terminates the merger agreement in certain situations, including a payment by Commerce to Community if the Commerce shareholders fail to approve the merger and its merger agreement.

SELECTED HISTORICAL AND UNAUDITED PRO-FORMA FINANCIAL DATA

We are providing the following information to aid you in your analysis of the financial effects of the merger. The historical selected financial data in the following tables shows financial results actually achieved by Commerce and by Community for the periods presented. These are historical figures.

Commerce Historical Selected Financial Data

The following selected financial data with respect to Commerce for the years ended December 31, 2004 and 2003 have been derived from its audited financial statements. The selected financial data for the three months ended March 31, 2005 and 2004 comes from the unaudited financial statements of Commerce. Such interim financial statements include all adjustments that are, in the opinion of management, necessary to present fairly Commerce’s financial information for the interim periods presented. The operating results for the three months ended March 31, 2005, are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2005.

	Three Months Ended March 31,		At or for the Year Ended December 31,
	2005	2004	2004	2003
	(Dollars in thousands, except share, per share and percentage data)
Income Data:
Interest income	$2,569	$1,950	$8,498	$7,251
Interest expense	520	399	1,701	1,840

Net interest income	2,049	1,551	6,797	5,411
Provision for loan losses	306	130	1,130	611

Net interest income after provision for loan losses	1,743	1,421	5,667	4,800
Non-interest income	142	222	595	495
Non-interest expense	1,125	1,058	4,213	3,875

Income before income taxes	760	585	2,049	1,420
Provision for income taxes	258	199	689	481

Net Income	$502	$386	$1,360	$939

Share data:
Earnings per share—basic	$0.47	$0.36	$1.27	$0.90
Earnings per share—diluted	0.41	0.34	1.19	0.88
Book Value per share	$14.04	$13.03	$13.69	$12.56

Balance Sheet Data:
Gross loans	121,636	100,541	119,266	103,247
Allowance for loan losses	1,576	836	1,334	1,175
Assets	167,493	151,730	155,764	133,251
Deposits	138,120	131,865	128,354	112,013
Stockholders’ equity	15,012	13,931	14,635	13,427

Selected Other Balance Sheet Data:
Average assets	162,404	139,209	149,362	117,504
Average earning assets (1)	155,470	130,414	141,411	110,512
Average stockholders’ equity	14,736	13,602	14,004	12,431

Selected Financial Ratios :
Return on average assets (1)	1.24%	1.11%	0.91%	0.80%
Return on average stockholders’ equity (1)	13.82%	11.51%	9.71%	7.55%
Net interest margin (2)	5.34%	4.82%	4.81%	4.90%
Efficiency ratio (3)	51.30%	62.60%	57.50%	65.40%
Average stockholders’ equity to average assets	9.07%	9.77%	9.38%	10.58%

(1)	Annualized for the three-month periods ended March 31, 2005 and 2004.
(2)	Net interest margin represents net income as a percentage of average interest earning assets.
(3)	Efficiency ratio represents non-interest expenses, excluding loan loss provision, as a percentage of the aggregate of net interest income and non-interest income.

Community Historical Selected Financial Data

The following selected consolidated financial data with respect to Community for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 have been derived from its audited financial statements. The selected consolidated financial data for the three months ended March 31, 2005 and 2004 comes from the unaudited financial statement of Community. Such interim financial statements include all adjustments that are, in the opinion of management, necessary to present fairly Community’s financial information for the interim periods presented. The operating results for the three months ended March 31, 2005, are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2005.

	Three months ended March 31,		At or for the Year Ended December 31,
	2005	2004	2004	2003	2002	2001 (1)	2000 (1)
	(Dollars in thousands, except share, per share and percentage data)
Consolidated Income Data:
Interest income	$8,706	$7,059	$30,038	$27,143	$25,449	$24,119	$21,680
Interest expense	2,176	1,622	6,862	7,453	8,709	10,737	8,699

Net interest income	6,530	5,437	23,176	19,690	16,740	13,382	12,981
Provision for loan losses	$—	$222	$922	$1,723	$1,958	$1,909	$1,655

Net interest income after provision for loan losses	6,530	5,215	22,254	17,967	14,782	11,473	11,326
Non-interest income	376	369	1,489	1,563	1,392	1,670	970
Non-interest expense	3,423	3,422	15,946	12,020	9,112	8,460	7,122

Income before income taxes	3,483	2,162	7,797	7,510	7,062	4,683	5,174
Provision for income taxes	1,101	713	2,376	2,295	2,337	1,526	1,745

Net Income	$2,382	$1,449	$5,421	$5,215	$4,725	$3,157	$3,429

Share data:
Earnings per share—basic	$0.35	$0.31	$1.13	$1.13	$1.03	$0.69	$0.75
Earnings per share—diluted	0.35	0.31	1.10	1.10	1.01	0.68	0.73
Dividend Payout Ratio (2)	—%	—%	5.31%	7.96%	5.83%	8.70%	8.00%
Book Value per share	$11.75	$7.21	$11.49	$6.96	$5.91	$4.87	$4.23
Shares outstanding at period end	6,750,257	4,661,485	6,747,673	4,629,580	4,607,040	4,582,040	4,573,115
Weighted average shares outstanding—basic	6,749,250	4,604,873	4,798,922	4,620,744	4,591,026	4,579,653	4,564,574
Weighted average shares outstanding—diluted	6,871,261	4,720,743	4,940,977	4,729,021	4,682,486	4,675,917	4,666,044
Consolidated Balance Sheet Data:
Cash and cash equivalents	114,246	46,948	67,254	36,005	33,537	8,974	39,935
Investments and other securities	94,719	76,050	86,260	70,093	63,596	39,271	36,135
Gross loans	409,832	351,273	403,270	350,082	293,535	247,182	192,380
Allowance for loan losses	6,156	5,624	6,133	5,409	4,688	3,700	2,827
Assets	634,401	480,364	573,961	463,431	400,571	304,058	276,077
Deposits	535,112	418,842	476,252	403,713	351,584	277,422	254,976
Junior subordinated debt	15,464	15,464	15,464	15,464	15,464	—	—
Stockholders’ equity	79,307	34,081	77,553	32,201	27,212	22,336	19,355
Selected Other Balance Sheet Data:
Average assets	612,745	466,015	523,766	436,843	356,097	292,866	224,303
Average earning assets	581,658	445,796	498,578	416,742	336,682	276,228	208,208
Average stockholders’ equity	78,815	33,450	35,910	29,279	24,729	21,186	17,609
Selected Financial Ratios:
Return on average assets	1.55%	1.24%	1.04%	1.19%	1.33%	1.08%	1.53%
Return on average stockholders’ equity	12.1%	4.3%	15.1%	17.8%	19.1%	14.9%	19.5%
Net interest margin (3)	4.49%	4.88%	4.65%	4.72%	4.97%	4.84%	6.23%
Efficiency Ratio (4)	49.57%	58.9%	64.7%	56.6%	50.3%	56.2%	51.1%

	Three months ended March 31,		At or for the Year Ended December 31,
	2005	2004	2004	2003	2002	2001 (1)	2000 (1)
	(Dollars in thousands, except share, per share and percentage data)
Capital Ratios:
Average stockholders’ equity to average assets	12.86%	7.17%	6.86%	6.70%	6.94%	7.23%	7.85%
Leverage Ratio	15.49%	9.49%	16.91%	8.96%	8.84%	7.06%	7.53%
Tier 1 Risk-Based Capital ratio	19.50%	11.45%	19.66%	11.18%	11.03%	8.58%	9.04%
Total Risk-Based Capital ratio	20.72%	13.71%	20.92%	13.61%	14.14%	9.83%	10.29%
Selected Asset Quality Ratios:
Non-performing loans to total loans (5)	0.22%	1.11%	0.24%	0.66%	1.10%	2.26%	3.11%
Non-performing assets to total loans and OREO	0.22%	1.41%	0.78%	1.00%	1.99%	3.29%	3.11%
Non-performing assets to total assets (6)	0.14%	1.03%	0.55%	0.76%	1.47%	2.71%	2.17%
Allowance for loan losses to total loans	1.50%	1.60%	1.52%	1.55%	1.60%	1.50%	1.47%
Allowance for loan losses to non-performing loans	673.5%	144.9%	634.9%	233.7%	145.0%	66.2%	47.2%
Allowance for loan losses to non-performing assets	673.5%	113.3%	194.3%	154.2%	79.6%	45.0%	47.2%
Net charge-offs(recoveries) to average loans	0%	0%	0.05%	0.31%	0.36%	0.47%	0.40%

(1)	Community Bank of Nevada data only. The holding company reorganization was completed August, 2002.
(2)	The dividend payout ratios for 2004 and 2003 are based on stock dividends, the ratio for 2002 is based on both stock and cash dividends, the ratios for years prior to 2002 are based on cash dividends.
(3)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(4)	Efficiency ratio represents noninterest expenses, excluding loan loss provision, as a percentage of the aggregate of net interest income and noninterest income.
(5)	Non-performing loans are defined as loans that are past due 90 days or more plus loans placed in non-accrual status.
(6)	Non-performing assets are defined as assets that are past due 90 days or more plus assets placed in non-accrual status plus other real estate owned.

Selected Unaudited Pro-Forma Combined Financial Information

The accompanying unaudited pro forma combined balance sheet data assumes the merger took place as of March 31, 2005. The unaudited pro forma consolidated balance sheet data combines the unaudited consolidated balance sheet data of Community as of March 31, 2005 and the unaudited balance sheet data of Commerce as of March 31, 2005.

The accompanying unaudited pro forma combined statement of income data presents the unaudited consolidated statement of income data of Community for the three months ended March 31, 2005 and the audited consolidated statement of income data for the year ended December 31, 2004 combined, respectively, with Commerce’s unaudited statement of income data for the three months ended March 31, 2005 and audited statement of income data for the year ended December 31, 2004. The unaudited pro forma combined statement of income data gives effect to the merger as if it has occurred as of the beginning of each period.

You should not assume that the combined company would have achieved the pro forma combined results if they had actually been combined during the periods presented. For purposes of illustration, the pro forma combined figures have been calculated assuming that the average closing price of Community common stock is $26.66 resulting in value to Commerce shareholders of $33.00 per share in cash. As of March 31, 2005, there were 1,069,398 Commerce shares outstanding. An exchange ratio of 1.2378 was used to determine the number of shares of Community common stock to be issued.

The pro forma financial information includes purchase accounting adjustments to record the assets and liabilities of Commerce at their estimated fair values and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The pro forma financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the impact of business integration costs, possible revenue enhancements and expense efficiencies, among other factors, been considered.

The unaudited pro forma financial information presented below should be read together with the historical financial statements of Community and Commerce, including the related notes and the other unaudited pro forma financial information, including the related notes, appearing elsewhere in this document. See “UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS” beginning on page     . The unaudited pro forma financial data is not necessarily indicative of results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

	Three Months Ended March 31, 2005	Year Ended December 31, 2004
	(Unaudited)	(Unaudited)
	(In thousands)
Summary Statements of Income Data:
Interest income	$11,137	$37,986
Interest expense	2,696	8,563

Net interest income before provisions for loan losses	8,441	29,423
Provision for loan losses	306	2,052

Net interest income after provisions for loan losses	8,135	27,371
Non-interest income	518	2,084
Non-interest expense	4,653	20,577

Income before income taxes	4,000	8,878
Income tax provision	1,276	2,736

Net income	$2,724	$6,142

Earnings per share—basic	$0.36	$1.11

Earnings per share—diluted	$0.36	$1.08

March 31, 2005
(Unaudited) (In thousands)
Summary Balance Sheet Data:
Cash and cash equivalents	$20,319
Total investment securities	114,275
Net loans	521,192
Intangible assets	25,696
Total assets	806,886
Total deposits	673,232
Total liabilities	707,575
Total stockholders’ equity	99,311

Unaudited Comparative Per Share Data

The following table sets forth for Community common stock and Commerce common stock certain historical, unaudited pro forma combined and unaudited pro forma equivalent per share financial information. The unaudited pro forma combined and unaudited pro forma equivalent per share information gives effect to the merger as if the merger had been effective at the beginning of the periods presented; the book value data presented gives effect to the merger as if the merger had been effective at the date of the balance sheet. The unaudited pro forma data in the following table assume that the merger is accounted for using the purchase method of accounting. The information in the following table is based on, and should be read together with, the unaudited pro forma combined financial information that appears elsewhere in this document and the historical financial information of Commerce and Community. See “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS” on page      and “WHERE YOU CAN FIND MORE INFORMATION” on page     .

The pro forma financial information is not necessarily indicative of results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

	Three Months Ended March 31, 2005	Year Ended December 31, 2004
Community historical per share data:
Basic earnings per share	$0.35	$1.13
Diluted earnings per share	$0.35	$1.10
Book value per share	$11.75	$11.49

	Three Months Ended March 31, 2005	Year Ended December 31, 2004
Commerce historical per share data:
Basic earnings per share	$0.47	$1.27
Diluted earnings per share	$0.41	$1.19
Book value per share	$14.04	$13.69

	Three Months Ended March 31, 2005	Year Ended December 31, 2004
Unaudited pro forma per share data:
Combined earnings per Community share (1)
Basic	$0.36	$1.11
Diluted	$0.36	$1.08
Basic and diluted earnings per equivalent Commerce share (2)
Basic	$0.45	$1.37
Diluted	$0.45	$1.34
Book value per Community share	$13.24	N/A
Book value per equivalent Commerce share (3)	$16.39	N/A
Tangible book value per Community share	$9.81	N/A

(1)	The unaudited pro forma earnings per share amounts are calculated by totaling the historical net income (after giving effect to pro forma adjustments) of Community and Commerce and dividing the resulting amount by the average pro forma shares of Community giving effect to the merger using an implied exchange ratio of 1.2378 (based on Community’s share price of $26.66 as of March 31, 2005) and inclusive of 661,850 shares of Community stock to be issued in exchange for 50% of Commerce’s common shares outstanding of 1,069,398 plus 88,473 net shares issued in exchange for options.
(2)	Per equivalent Commerce share data is calculated by taking the product of the unaudited combined pro forma per share data combined and an implied exchange ratio of 1.2378 (based on Community’s share price of $26.66 as of March 31, 2005).
(3)	Pro forma book value per common share is based on the pro forma total stockholders’ equity of the combined entity divided by the total pro forma common shares of the combined entity giving effect to the merger using an implied exchange ratio of 1.2378 which would result in the issuance of 750,323 shares of Community common stock.

FORWARD LOOKING STATEMENTS

Certain statements contained in this proxy statement—prospectus, including, without limitation, statements containing the words “believes,” “anticipates,” “intends,” “expects” and words of similar import, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward looking statements, including among others those found in “SUMMARY” and “THE MERGER,” involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the combined companies to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

In particular, certain statements are made in this document regarding expected cost savings to result from the merger, the anticipated accretive effect to earnings of the merger, an improved ability to compete with larger competitors, restructuring charges expected to be incurred in connection with the merger, and the operation of the combined companies. With respect to estimated cost savings, assumptions have been made about the anticipated overlap between the costs of the two banks for operations, the amount of general and administrative expenses, the size of anticipated reductions in fixed labor costs, the amount of severance costs, the effort involved in aligning accounting policies and the transactional costs of the merger. The realization of the anticipated cost savings is subject to the risk of possible inaccuracy of the foregoing assumptions.

In addition to the risks discussed in “RISK FACTORS,” the following factors may also cause actual results to differ materially from historical results or from those described in forward looking statements in this proxy statement—prospectus:

•	demographic changes;

•	changes in business strategy or development plans or the inability to execute same;

•	the availability of capital to fund the expansion of the combined business;

•	dependency on real estate and economic conditions in Clark County, Nevada;

•	adverse impacts from an economic downturn or borrowers failing to perform;

•	increased competition;

•	continuing ability to originate, sell and service loans;

•	legislative and regulatory developments and policies;

•	changes in interest rates;

•	environmental risks;

•	operational risks; and

•	other factors referenced in this proxy statement—prospectus.

Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. Community and Commerce disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

RISK FACTORS

Risks Related to the Merger

The merger involves a high degree of risk. Because a substantial portion of the merger consideration consists of Community common stock, most Commerce shareholders will become Community shareholders after the merger. An investment in the combined companies will include different risks than an investment in either of the constituent companies. In deciding how to vote your shares of Commerce stock at the annual meeting, Commerce shareholders should carefully consider the following factors, in addition to the other information in this proxy statement—prospectus, including the matters addressed under “FORWARD LOOKING STATEMENTS.”

Community may be unable to integrate operations successfully or to achieve expected cost savings.

The earnings, financial condition and prospects of Community after the merger will depend in part on Community’s ability to integrate the operations and management of Commerce and to continue to implement its own business plan. There is no assurance that Community will be able to do so. Among the issues which Community could face are:

•	unexpected problems with operations, personnel, technology or credit;

•	loss of customers and employees of Commerce;

•	difficulty in working with Commerce’s employees and customers;

•	the assimilation of Commerce’s operations, site and personnel; and

•	instituting and maintaining uniform standards, controls, procedures and policies.

Further, although the Boards of Directors of both parties anticipate cost savings as a result of the merger, Community may not be fully able to realize those savings. Any cost savings which are realized may be offset by losses in revenues or other charges to earnings.

Community expects to incur significant costs associated with the merger.

Community estimates that it has incurred or will incur transaction costs totaling approximately $700 thousand associated with the merger, a portion of which will be incurred whether or not the merger closes. Community believes the combined company may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or subsequent quarters, to reflect costs associated with integrating the two banks. There is no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger, including charges associated with the impairment of any goodwill booked in connection with the merger.

The loan portfolios may not perform as expected.

Community’s performance and prospects after the merger will be dependent to a significant extent on the performance of the combined loan portfolios of Commerce and Community Bank of Nevada, and ultimately on the financial condition of their respective borrowers and other customers. The existing loan portfolios of the two banks differ to some extent in the types of borrowers, industries and credits represented. In addition, there are differences in the documentation, classifications, credit ratings and management of the portfolios. As a result, Community’s overall loan portfolio after the merger will have a different risk profile than the loan portfolio of either Commerce or Community Bank of Nevada before the merger. The performance of the two loan portfolios will be adversely affected if any of such factors is worse than currently anticipated. In addition, to the extent that present customers are not retained by Commerce or additional expenses are incurred in retaining them, there could be adverse effects on future consolidated results of operations of Community following the merger.

Realization of improvement in profitability is dependent, in part, on the extent to which the revenues of Commerce are maintained and enhanced.

The market price of Community common stock is uncertain.

The shares of Community common stock which will be issued to Commerce shareholders in the merger are based on the “average closing price” of Community stock for a period prior to the merger.

The market price of Community common stock on or after consummation of the merger may not approximate the prices of Community prior to the merger.

Stock price changes, whether before or after the merger, may result from a variety of factors including general market and economic conditions, changes in the respective businesses, operations and prospects and regulatory considerations. Additionally, since Community and Commerce differ, the results of the combined company and its market price may be affected by factors different than those currently affecting the independent results of both companies and their respective stock prices.

You will not receive your merger consideration upon closing of the merger.

Because the election will take place after the close of the merger, a minimum of forty-five days (the election period) will pass between the close of the merger and your receipt of either cash, Community shares, or some combination for shares of Commerce stock you own. Further, the exchange ratio will be fixed prior to the closing of the merger, and changes in the share price of Community common stock that occur after the closing will not be reflected in that exchange ratio. If you are receiving Community shares, you will not be able to trade either Community or Commerce shares during this period since the election and allocation process will not have been completed.

Commerce shareholders may not receive the form of merger consideration that they elect.

The merger agreement is designed to ensure that 50% of the total consideration that will be paid to Commerce shareholders in the merger will be paid in cash, and the other 50% will be paid in shares of Community common stock. Commerce shareholders may elect to receive cash, Community common stock or a combination as their merger consideration, but their election may not be fully honored. See “THE MERGER—Election Procedure.”

If an election is not fully honored, a Commerce shareholder will incur tax consequences that differ from those that would have resulted had he or she received the form of consideration elected. See “THE MERGER—Material Federal Income Tax Consequences.”

Risks Relating to Community’s Market and to Community’s Business

A deterioration in economic conditions and a slow down in growth generally, and a slowdown in gaming and tourism activities in particular, could adversely affect Community’s business, financial condition, results of operations and prospects. Such a deterioration could result in a variety of adverse consequences to Community, including a reduction in net income and the following:

•	Loan delinquencies may increase, which would cause Community to increase loan loss provisions;

•	Problem assets and foreclosures may increase, which could result in higher operating expenses, as well as possible increases in Community’s loan loss provisions;

•	Demand for Community’s products and services may decline including specifically, the demand for loans, which would cause its revenues, which include net interest income and noninterest income, to decline; and

•	Collateral for loans made by Community may decline in value, reducing a customer’s borrowing power, and reducing the value of assets and collateral associated with its loans, which could cause decreases in net interest income and increasing loan loss provisions.

The greater Las Vegas area economy has grown dramatically during the past several years. The failure of this economy to sustain such growth in the future could seriously affect Community’s ability to grow and to be profitable.

Community’s assets have enjoyed substantial growth with an annual compounded growth rate of 25.6% for the five year period ending December 31, 2004. In large part, Community’s growth has been fueled by the significant growth in the greater Las Vegas area. Diminished growth of this market in the future could have a significant adverse impact on Community’s continued growth and profitability.

While the current economic forecasts prepared by the Center for Business and Economic Research at University of Nevada at Las Vegas remain optimistic about the future growth of Las Vegas, albeit at lower growth rates than have recently been experienced, there are uncertainties in the economy, besides tourism and gaming discussed below, such as limitations on water, the continued measured availability of land from the Bureau of Land Management, infrastructure strains, increasing costs of housing, and tax and budgetary pressures, which may hamper future growth.

Community’s market area is substantially dependent on gaming and tourism revenue, and a downturn in gaming or tourism could seriously hurt its business and prospects

Community’s business is currently concentrated in the greater Las Vegas area which has an economy unique in the United States for its level of dependence on services and industries related to gaming and tourism. Any event that negatively impacts the tourism or gaming industry will adversely impact the Las Vegas economy.

Gaming and tourism revenue (whether or not such tourism is directly related to gaming) is vulnerable to various factors. A prolonged downturn in the national economy could have a significant adverse effect on the economy of the Las Vegas area. Virtually any development or event that could dissuade travel or spending related to gaming and tourism, whether inside or outside of Las Vegas, could adversely affect the Las Vegas economy. In this regard, the Las Vegas economy is more susceptible than the economies of other cities to issues such as higher gasoline and other fuel prices, increased airfares, unemployment levels, recession, rising interest rates, and other economic conditions, whether domestic or foreign.

Gaming and tourism are also susceptible to certain political conditions or events, such as military hostilities and acts of terrorism, whether domestic or foreign. The effects of the terrorist attacks of September 11, 2001, on gaming and tourism in Las Vegas were substantial for a few months. Reduced civilian air traffic in large part caused a reduction in revenue and employee layoffs in many hotels and casinos. This resulted in a substantial loss of revenues for these businesses. Any direct attack on locations in Las Vegas would likely have an even greater adverse impact on the local economy.

Las Vegas competes with other areas of the country for gaming revenue, and it is possible that the expansion of gaming operations in other states, as a result of changes in laws or otherwise, could significantly reduce gaming revenue in the greater Las Vegas area. This is particularly true of gaming operations in California, a state from which Nevada generally, and Las Vegas in particular, draw substantial year-round visitors. Agreements negotiated between the State of California and certain Indian tribes as well as other proposals currently under consideration in California may result in substantial additional casinos throughout the state. A dramatic growth in casino gaming in California or other states could have a substantial adverse effect on gaming revenue in Nevada, including the Las Vegas area, which would adversely affect the Las Vegas economy and Community’s business.

Future growth of the greater Las Vegas area is dependent, among other things, on the availability of water, and any restrictions imposed by the government on water consumption could curtail future development, which has been a source of growth in Community’s loan portfolio.

Future development in the greater Las Vegas area is subject to the availability of water. According to the Rocky Mountain Institute, Las Vegas has one of the highest per-capita rates of water consumption in the nation. Based upon an August 2003 U.S. Geological Survey, inflows into Lake Mead and Lake Powell on the Colorado River have been below average since the start of a persistent drought in the western United States in 2000. In 2003, Lake Mead, the primary water supply for Las Vegas, dropped to its lowest level in more than three decades. Community cannot assure that governmental officials will not impose building moratoriums, restrictive building requirements, water conservation measures, or other measures to address water shortages in the future. Such restrictions could curtail future development, which has been a source of growth in Community’s loan portfolio, or make living conditions less desirable than current conditions, which could reduce the influx of new residents from current levels.

The value of real estate in the greater Las Vegas area is influenced by the distribution policies of the federal Bureau of Land Management. A change in such distribution policies could affect the value of real estate, which, in turn, could negatively affect Community’s real estate loan portfolio.

Land values in Nevada are influenced by the amount of land sold by the federal Bureau of Land Management, which controls 67% of Nevada’s land, according to the Nevada State Office of the Bureau of Land Management. Changes to the federal Bureau of Land Management distribution policies on Nevada land could adversely affect the value of Nevada real estate.

Community has a high concentration of loans secured by real estate and a downturn in the real estate market, for any reason, could hurt its business and prospects.

At March 31, 2005, 85% of Community’s loan portfolio was comprised of loans secured by real estate. Raw land loans, which are included in the categories below, represent approximately 15% of Community’s total loans secured by real estate. Of the loans secured by real estate, approximately:

•	50% are construction and land development loans, including raw land;

•	44% are commercial real estate loans; and

•	6% are residential real estate loans.

At March 31, 2005, 68% of Commerce’s loan portfolio was comprised of loans secured by real estate. Raw land loans, which are included in the categories below, represent approximately 9% of Commerce’s total loans secured by real estate. Of the loans secured by real estate, approximately:

•	23% are construction and land development loans;

•	65% are commercial real estate loans, including raw land; and

•	12% are residential real estate loans.

These real estate-secured loans are concentrated in the greater Las Vegas area. A downturn in the local economy could have a material adverse effect on a borrower’s ability to repay these loans due to either loss of borrower’s employment or a reduction in borrower’s business. Further, such reduction in the local economy could severely impair the value of the real property held as collateral. As a result, the value of real estate collateral securing Community’s loans could be reduced. Community’s ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and it would be more likely to suffer losses on defaulted loans.

Risks Relating to Community’s Business

Community’s future success involves both its ability to grow and its ability to manage such growth. Additionally, Community must continue to manage the risks inherent in the banking business. Community may not be able to sustain its historical growth rates, be able to grow at all, or successfully manage any growth, whether or not the greater Las Vegas area economy continues to grow. This could result in a variety of adverse consequences to Community, including the following:

•	Inability to realize any benefit from Community’s investment of resources made to support its future growth;

•	Failure to attract or retain experienced commercial bankers or other key employees;

•	Inability to maintain adequate controls and systems; and

•	Failure to comply with applicable federal, state and local laws, rules and regulations.

Community may not be able to continue its growth at the rate it has enjoyed in the past several years.

Community has grown from $276 million in total assets, $192 million in gross loans and $255 million in total deposits at December 31, 2000, to $574 million in total assets, $403 million in gross loans and $476 million in total deposits at December 31, 2004. Community’s business strategy calls for, among other things:

•	continued growth of Community’s assets, loans, deposits and customer base;

•	expansion through acquisition or the establishment of new branches or banks in high growth markets, such as the greater Las Vegas area, or similar high growth markets in Arizona and California;

•	recruitment of experienced commercial bankers and other key employees; and

•	effective leveraging of Community’s capital.

However, Community may encounter unanticipated obstacles in implementing its strategy. If Community is unable to expand its business, as it anticipates based on its strategic plan, Community may not be able to maintain profitability, and there can be no assurance that it will be able to sustain its historical growth rates.

A component of Community’s business strategy is to expand into high growth markets by opening new branches or organizing new banks and/or acquisitions of other financial institutions. Community may not be able to successfully implement this part of its business strategy, and therefore its market value and profitability may suffer.

Growth through acquisitions of banks represents a component of Community’s business strategy. Any future acquisitions will be accompanied by the risks commonly encountered in acquisitions. These risks include, among other things:

•	difficulty of integrating the operations and personnel of acquired banks and branches;

•	potential disruption of Community’s ongoing business;

•	inability of Community’s management to maximize its financial and strategic position by the successful implementation of uniform product offerings and the incorporation of uniform technology into its product offerings and control systems; and

•	inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of changes in management.

Community cannot assure you that it will be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Community’s inability to improve the operating performance of acquired banks or to integrate successfully their operations could have a material adverse effect on its business, financial condition, results of operations and cash flows. In addition, Community could incur substantial expenses, including the expenses of integrating the business of the acquired bank with its existing business.

Community expects that competition for appropriate candidates may be significant. Community may compete with other banks or financial service companies with similar acquisition strategies, many of which may be larger or have greater financial and other resources than Community has. The purchase price of banks that might be attractive acquisition candidates for Community may significantly exceed the fair values of their net assets. As a result, material goodwill and other intangible assets would be required to be recorded. Community cannot assure you that it will be able to successfully identify and acquire suitable banks on acceptable terms and conditions.

Depending upon the structure of an acquisition and the consideration we may utilize, Community may not seek your approval as a shareholder. Further, acquisitions may be structured to include cash consideration that may result in the depletion of a substantial portion of Community’s available cash.

Besides the acquisition of existing financial institutions, Community may consider the organization of new banks in high growth areas, especially in markets outside of the greater Las Vegas area such as California or Arizona. Except for the recent opening of two loan production offices in San Diego, California, and Phoenix, Arizona, to date Community has not specifically identified any market area where it plans to organize a new bank. Any organization of a new bank carries with it numerous risks, including the following:

•	The inability to obtain all required regulatory approvals;

•	Significant costs and anticipated operating losses during the application and organizational phases, and the first years of operation of the new bank;

•	The inability to secure the services of qualified senior management;

•	The local market may not accept the services of a new bank owned and managed by a bank holding company headquartered outside of the market area of the new bank; and

•	The additional strain on management resources and internal systems and controls.

Community’s growth could be hindered unless it is able to recruit additional, qualified employees. Community may have difficulty attracting additional necessary personnel, which may divert resources and limit its ability to successfully expand operations.

The greater Las Vegas area is experiencing a period of rapid growth, placing a premium on highly qualified employees in a number of industries, including the financial services industry. Community’s business plan includes, and is dependent upon, hiring and retaining highly qualified and motivated executives and employees at every level, including a chief risk officer, SBA management and support staff, experienced loan originators and branch managers. Community expects to experience substantial competition in its endeavor to identify, hire and retain the top-quality employees. If Community is unable to hire and retain qualified employees in the near term, it may be unable to successfully execute its business strategy and/or be unable to successfully manage its growth.

Community believes that it has built its management team and personnel, and established an infrastructure, to support its current size. Community’s future success will depend on the ability of its executives and employees to continue to implement and improve its operational, financial and management controls and processes, reporting systems and procedures, and to manage a growing number of client relationships. Community may not be able to successfully implement improvements to its management information and control systems and control procedures and processes in an efficient or timely manner. In particular, Community’s controls and procedures must be able to accommodate an increase in expected loan volume and the infrastructure that comes with new branches.

Community cannot assure you that its growth strategy will not place a strain on its administrative and operational infrastructure. If Community is unable to locate additional personnel and to manage future expansion in its operations, it may experience compliance and operational issues, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could adversely affect Community’s business.

Community’s business would be harmed if it lost the services of any of its senior management team.

Community believes that its success to date and prospects for success in the future are substantially dependent on its senior management team, which includes its President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Credit Officer, Executive Vice President for Credit Administration, and Executive Vice President, Director of Operations. The loss of the services of any of these persons could have an adverse effect on Community’s business. Community recently entered into employment agreements with its President and Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. In light of the relatively small pool of persons involved in the greater Las Vegas area banking industry, Community could have difficulty replacing any of its senior management team or senior officers with equally competent persons who are also familiar with Community’s market area.

As a new public reporting company Community is subject to significant new laws and regulations that will increase its compliance costs and may strain management resources.

Community is a new public company and, for the first time in its history, the reporting requirements of the Securities Exchange Act of 1934, as amended and the Sarbanes-Oxley Act of 2002, or SOX, and related regulations will be applicable to its operations. Despite doing business in a highly regulated environment, these laws and regulations have vastly different requirements for compliance than Community has previously experienced. Community’s expenses related to services rendered by its accountants, legal counsel and consultants will increase in order to ensure compliance with these laws and regulations that it is subject to as a public company. In addition, it is possible that the sudden application of these requirements to Community’s business will result in some cultural adjustments and strain management resources.

To date, Community has not completed a comprehensive review and confirmation of the adequacy of its existing systems and controls as will be required under Section 404 of SOX. However, a review is currently underway this year, which may materially increase Community’s expenses for the year. In addition, Community may discover deficiencies in existing systems and controls. If that is the case, Community intends to take the necessary steps to correct any deficiencies, and such steps may be costly and may strain its management resources.

There is intense competition in Community’s market area, and it cannot assure you that it will be able to successfully compete.

Commercial banking in the greater Las Vegas area is a highly competitive business. Increased competition in Community’s market may result in reduced loans and deposits. Community competes for loans and deposits primarily with the local offices of major banks. Community competes with other community banks in its market for customers as well. Community also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses, other financial institutions and out-of-state financial intermediaries, some of which are not subject to the same degree of regulation and restriction as Community and some of which have financial resources greater than Community. Technological advances continue to contribute to greater competition in domestic and international products and services. Ultimately, Community may not be able to compete successfully against current and future competitors.

Community’s allowance for loan losses may not be adequate to cover actual losses particularly given its relatively large individual loan size.

A significant source of risk arises from the possibility that losses could be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. The underwriting and credit monitoring policies that Community has adopted to address this risk may not prevent unexpected losses that could have a material adverse affect on its business. Most of Community’s loans, or approximately 85%, are secured by real estate. Community Bank of Nevada’s legal lending limit is approximately $13 million. At December 31, 2004, it had 101 loans in excess of $1 million each, totaling $275 million. These loans comprise approximately 10.7% of Community’s loan portfolio by number of loans and 68.1% by total loans outstanding. Community’s average loan size at December 31, 2004 was approximately $426,000 (excluding credit card, overdraft and purchased participation loans). This relatively large average loan size, while an advantage from a cost generation standpoint, can adversely impact Community if one or more of these larger loans becomes delinquent, unstable, impaired, uncollectible or inadequately collateralized.

Like all financial institutions, Community maintains an allowance for loan losses to provide for loan defaults and non-performance. Community’s allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect Community’s business. Community’s allowance for loan losses is based on its prior experience and peer bank experience, as well as an evaluation of the known risks in the current portfolio, composition and growth of the loan portfolio and economic factors. The determination of the appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond Community’s control and these losses may exceed current estimates. Community cannot assure you that it will not increase the allowance for loan losses further or that regulators will not require Community to increase this allowance. Either of these occurrences could adversely affect Community’s business and prospects.

Shares available for future sale may dilute value and have possible anti-takeover effect.

Shares of Community common stock eligible for future sale, including issuance in future acquisitions, could dilute the market value of Community common stock. The certificate of incorporation of Community authorized 10,000,000 shares of common stock, of which 6,754,847 shares were outstanding at May 19, 2005.

Community may have opportunities in the future to further develop its franchise, through the acquisition of financial institutions. Such acquisitions may entail the payment by Community of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of Community stock and/or the incurring of indebtedness by Community, and may dilute the per share earnings or book value of Community common stock. Future acquisitions may also result in significant front-end charges against earnings.

The shares of Community common stock were authorized in these amounts to provide Community’s Board of Directors with as much flexibility as possible to effect, among other things, additional merger transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of Community.

Community is exposed to risk of environmental liabilities with respect to properties to which it takes title.

About 85% of Community’s outstanding loan portfolio at March 31, 2005 was secured by real estate. In the course of Community’s business, it may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. Community may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if Community is the owner or former owner of a contaminated site, it may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect Community’s business, profitability and prospects.

Provisions in Community’s articles of incorporation and bylaws may limit the ability of another party to acquire us.

Various provisions of Community’s articles of incorporation and by-laws could delay or prevent a third-party from acquiring Community, even if doing so might be beneficial to its shareholders. These provisions provide for, among other things, advance notice for nomination of directors and limitations on the ability of shareholders to call an annual meeting of shareholders, which can make minority shareholder representation on the Board of Directors more difficult to establish.

THE ANNUAL MEETING

Proxy Statement—Prospectus

This proxy statement—prospectus is being furnished to you in connection with the solicitations of proxies by our Board of Directors in connection with our annual meetings of shareholders.

This proxy statement—prospectus is first being furnished to our shareholders on or about                 , 2005.

Date, Time and Place of the Annual Meeting

The annual meeting is scheduled to be held as follows:

Record Date; Solicitation of Proxies

We have selected the close of business on             , 2005 as the record date for the determination of shareholders entitled to notice of, and to vote at, the annual meeting. At that date, there were              outstanding shares of Commerce common stock entitled to vote at the annual meeting.

In addition to soliciting proxies by mail, our officers, directors and employees, without receiving any additional compensation, may solicit proxies by telephone or fax, in person or by other means. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of our common stock held of record by such persons, and such brokerage firms, custodians, nominees and fiduciaries will be reimbursed for reasonable out-of pocket expenses incurred by them in connection therewith. Community will pay all expenses related to printing and filing this proxy statement—prospectus, including all filing fees of the Securities and Exchange Commission.

The required quorum for the transaction of business at the annual meeting is a majority of the shares of our common stock entitled to vote at the annual meeting. Shares voted on a matter are treated as being present for purposes of establishing a quorum. Abstentions and broker nonvotes will be counted for determining a quorum, but will not be counted for purposes of determining the number of votes cast “FOR” or “AGAINST” any matter, except the election of directors.

Revocability of Proxies

Any holder of common stock may revoke a proxy at any time before it is voted by

•	filing with the secretary of Commerce at 4343 E. Sunset Road, Henderson, Nevada 89014 an instrument revoking the proxy;

•	returning a duly executed proxy bearing a later date; or

•	attending the annual meeting and voting in person, provided the shareholder notifies the Secretary before voting begins that the shareholder is revoking his or her proxy and voting in person. Attendance at the annual meeting will not by itself constitute revocation of a proxy.

Matters to be Considered at the Meeting

At the annual meeting, you will be asked to vote on the election of directors and to approve the merger and the merger agreement. The 9 director-nominees receiving the most votes will be elected. A vote of not less than a majority of the outstanding shares of Commerce common stock entitled to be cast at the annual meeting is required to approve the merger.

Holders of shares of the common stock are entitled to cast one vote for each share held of record on all matters to be voted on. In connection with the election of directors, shares may be voted cumulatively if a shareholder gives written notice to the president or secretary of Commerce at least 48 hours prior to the annual meeting of his or her intention to vote cumulatively.

Community shareholders are not required under applicable law and regulation to vote on the merger.

PROPOSAL 1

ELECTION OF DIRECTORS

Nominees

Commerce’s Bylaws and Articles of Incorporation have been amended to provide that the number of directors of Commerce shall not be less than five (5) nor more than nine (9) until changed by an amendment to the Bylaws or Articles of Incorporation adopted by Commerce’s shareholders.

The persons named below, all of whom are currently members of the Board of Directors, have been nominated for election as directors to serve until the 2006 Annual Meeting of Shareholders and until their successors are elected and have qualified or until the consummation of the merger discussed in Proposal 2. Votes of the proxy-holders will be cast in such a manner as to effect the election of all nine (9) nominees, as appropriate, (or as many thereof as possible). The nine nominees for directors receiving the most votes will be elected directors. In the event that any of the nominees should be unable to serve as a director, it is intended that the Proxy will be voted for the election of such substitute nominee, if any, as shall be designated by the Board of Directors. The Board of Directors has no reason to believe that any of the nominees named below will be unable to serve if elected.

The following table sets forth the names of, and certain information concerning, the persons nominated by the Board of Directors for election as directors of Commerce.

Name and Title Other than Director	Age	Year First Appointed Director	Principal Occupation During the Past Five Years
Charles W. Deaner	82	1997	Attorney and Vice President of the law firm of Deaner, Deaner, Scann, Malan and Larsen.

Nancy C. Houssels	70	1999	Chairman of the Board of Nevada Ballet Theatre and member of many other volunteer boards.

Donald G. Newnan	76	1999	Retired. Former President of Engineering Press, Inc. and Tech Publishing Corp. Former Professor and Dean of Engineering, San Jose State University.

Richard M. Robinson Chairman, President and CEO	65	1999	Chairman of the Board, President and CEO of Commerce. Former Regional Vice President of Wells Fargo Bank of Nevada and Vice President of First Interstate Bank.

Keith V. Thomas	58	1997	Former President and Chairman of the Board of U.S. Savings Bank and former Senior Vice President of American Federal Savings Bank.

C.H. Wong	55	1997	President of C.H. Wong Insurance Agency.

Jack M. Woodcock	61	1997	Real Estate Broker and owner-broker of Prudential Americana Group, REALTORS®

Frances M. Sponer	59	2000	President, founder and CEO of the AscentrA Corporate system. The group includes eleven health related entities.

Steven Nielsen	31	2002	Vice President of Yamagata Enterprises, Inc.

There are no family relationships between any of the directors and executive officers of the Bank. Mr. Nielsen’s appointment to Commerce’s Board of Directors is pursuant to an arrangement between Mr. Nielsen and Mr. Yamagata, a principal shareholder of Commerce.

Executive Officers of Commerce

The following table sets forth certain information, as of June 1, 2005, with respect to those persons who are executive officers of Commerce:

Name and Title	Age	Year First Appointed	Principal Occupation During the Past Five Years
Richard M. Robinson Chairman/President/ Chief Executive Officer	65	1999	Chairman of the Board, President and CEO of Commerce. Former Regional Vice President of Wells Fargo Bank of Nevada and Vice President of First Interstate Bank.

Robin Panek Executive Vice President/ Chief Financial Officer/ Corporate Secretary	49	1999	Executive Vice President, Chief Financial Officer, Corporate Secretary and Treasurer of Commerce. Former Senior Vice President of Commercial Bank of Nevada and Vice President and Controller of First National Bank of Central California.

Wilfredo Reyes Senior Vice President/Chief Operating Officer	55	1999	Senior Vice President, Chief Operating Officer, CRA Officer, BSA Officer and Security Officer of Commerce. Former Assistant Vice President of First Interstate Bank/Wells Fargo Bank.

Ken Mundt Senior Vice President/Chief Credit Officer	45	1999	Senior Vice President/Chief Credit Officer of Commerce since 2002. Mr. Mundt was previously the Senior Vice President/Senior Lender of Commerce from 1999 to 2002.

Commerce’s Board of Directors and Committees. Commerce’s Board of Directors met eleven (11) times in 2004. All of Commerce’ directors attended 75% or more of Commerce Directors’ meetings.

The full Board of Directors of Commerce acts as the Nominating Committee that nominates officers and directors of Commerce for election.

Compensation of Directors and Executive Officers

Director Compensation. With the exception of Richard M. Robinson, Chairman/President/CEO, directors received director fees of $250 per board meeting attended and $250 per committee meeting attended.

Executive Compensation. The following table sets forth a summary of certain information concerning compensation awarded to or paid by Commerce for services rendered in all capacities during the last three fiscal years to the Chief Executive Officer and executive officers earning $100,000 or more in salary and bonus, or named executive officers, during fiscal year 2004. No options were granted to executive officers in 2004.

Summary Compensation Table

Annual Compensation							Long Term Compensation			(i)
							Awards		Payouts
(a)	(b)	(c)		(d)	(e)		(f)	(g)	(h)
Name and Principal Position	Year	Salary ($)		Bonus ($)	Other Annual Compen- sation ($)		Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs	LTIP Payouts ($)	All Other Compen- sation ($)
Richard M. Robinson Chairman/President and Chief Executive Officer	2004 2003 2002	$ $ $	163,800 163,800 163,800	$33,000 — —	$ $ $	9,000 9,000 9,000	— — —	— 21,000 —	— — —	$ $ $	4,914 4,914 4,914

Robin Panek Executive Vice President, and Chief Financial Officer	2004 2003 2002	$ $ $	93,000 90,000 90,000	$18,000 — —		— — —	— — —	— 10,000 —	— — —	$ $ $	2,700 2,550 2,835

Option/SAR Exercises and Year-End Value Table. The following table sets forth certain information concerning exercises of stock options under Commerce’s stock option plan by the named executive officers during the year ended December 31, 2004 and stock options held at year end:

Option/SAR Exercises and Year End Value Table

Aggregated Option/SAR Exercises in Last Fiscal Year and Year End Option/SAR Value

(a)	(b)	(c)	(d)	(e)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Options/SARs at Year End (#) Exercisable/ Unexercisable	Value of Unexercised In- the-Money Options/SARs at Year End ($) Exercisable/ Unexercisable (1)
Richard M. Robinson	—	N/A	91,100/12,600	$524,721/$45,486
Robin Panek	—	N/A	36,000/6,000	$205,960/$21,660

(1)	The aggregate value has been based upon an estimated fair value of Commerce common stock of $17.11 per share as of December 31, 2004, minus the respective exercise price.

Certain Transactions

Some of the directors and executive officers of Commerce and their immediate families, as well as the companies with which they are associated, are customers of, or have had banking transactions with Commerce in the ordinary course of Commerce’s business, and Commerce expects to have banking transactions with such persons in the future. In management’s opinion, all loans and commitments to lend in such transactions were made in compliance with applicable laws and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness and in the opinion of management did not involve more than a normal risk of collectibility or present other unfavorable features. In addition, Mr. C.H. Wong, a director of Commerce, through his insurance agency has sold insurance to Commerce. The total amount of premiums for insurance sold to Commerce by Mr. Wong’s insurance agency in 2004 was $67,040, and in 2003 was $58,692. Commerce also sold participating interests in loans to Mr. Newnan, a director of Commerce. The principal amount of the participating interests totaled $1,700,000 in 2004 and $1,590,000 in 2003. In addition, Commerce sold participating interests in loans to Ms. Sponer, a director of Commerce, in 2003 totaling $700,000.

Voting Securities and Principal Holders Thereof

Management of Commerce knows of no person who owns, beneficially or of record, either individually, or together with associates, 5 percent or more of the outstanding shares of Commerce’s stock, except as set forth in the table below. The following table sets forth, as of June 1, 2005, the number and percentage of shares of outstanding Commerce common stock beneficially owned, directly or indirectly, by each of Commerce’s directors and by the directors and executive officers of Commerce as a group. The shares “beneficially owned” are determined under Securities and Exchange Commission Rules and include shares acquirable by the exercise of options within 60 days of June 1, 2005, and the shares “beneficially owned” do not necessarily indicate ownership for any other purpose.

Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Directors and Officers:
Charles W. Deaner	16,300	(1)	1.5%
Nancy C. Houssels	13,300	(1)	1.2%
Donald G. Newnan	107,800	(2)	10.0%
Steven Nielsen	1,600	(3)	*
Richard M. Robinson	100,300	(4)	8.6%
Frances Sponer	108,158	(5)	10.1%
Keith V. Thomas	16,300	(1)	1.5%
C.H. Wong	15,538	(1)	1.4%
Jack M. Woodcock	50,993	(1)	4.8%
Wilfred Reyes	39,000		3.5%
Ken Mundt	6,200		*
Robin Panek	39,000		3.5%
Total for Directors and Executive Officers	514,489	(6)	40.5%

Principal Shareholders:
Patrick W. Hopper	106,385	(7)	9.9%
Gene H. Yamagata	93,076	(8)	8.7%
Dave Belding	75,000	(9)	7.0%
Triple Five of Minnesota, Inc.	50,000	(10)	4.7%
Triple Five Nevada	34,615	(11)	3.2%

*	less than 1%
(1)	Includes 3,300 shares acquirable by exercise of stock options.
(2)	Includes 3,300 shares acquirable by exercise of stock options. Mr. Newnan’s address is c/o Bank of Commerce, 4343 E. Sunset Road, Henderson, Nevada 89014.
(3)	Includes 600 shares acquirable by exercise of stock options.
(4)	Includes 95,300 shares acquirable by exercise of stock options. Mr. Robinson’s address is c/o Bank of Commerce, 4343 E. Sunset Road, Henderson, Nevada 89014.
(5)	Includes 1,800 shares acquirable by exercise of stock options. Ms. Sponer’s address is c/o Bank of Commerce, 4343 E. Sunset Road, Henderson, Nevada 89014.
(6)	Includes 199,700 shares acquirable by exercise of stock options.
(7)	Mr. Hopper’s address is 2624 Pebblegold Avenue, Henderson, Nevada 89014.
(8)	Mr. Yamagata’s address is 5132 Spanish Heights Drive, Las Vegas, Nevada 89148.
(9)	Mr. Belding’s address is c/o Mandalay Bay, 3950 Las Vegas Blvd. S. Las Vegas, NV 89109.
(10)	Triple Five of Minnesota Inc.’s address is 9510 W. Sahara Ave., Suite 200, Las Vegas, Nevada 89117.
(11)	Triple Five of Nevada’s address is 9510 W. Sahara Avenue, Suite 200, Las Vegas, Nevada 89117.

PROPOSAL 2

THE MERGER

General

As used in this section, the term “the merger” means the merger of Commerce with and into Community Bank of Nevada. The merger is governed by the Agreement to Merge and Plan of Reorganization dated as of May 19, 2005 (the “merger agreement”). Shareholders of Commerce will have the election to receive shares of common stock of Community, cash or a combination in exchange for their shares of Commerce.

This section of the proxy statement—prospectus describes certain aspects of the merger, including the background of the merger and Commerce’s reasons for the merger.

Background of the Merger

Commerce, headquartered in Henderson, Nevada has been providing banking services to individuals and small to medium-sized businesses in Southern Nevada since 1999.

During the past year, several financial institutions have expressed interest in acquiring Commerce, though none at a price and upon terms the board felt compelled to pursue. However, the board and senior management determined that Commerce would and should be receptive to offers that would maximize shareholder value consistent with its fiduciary duties while at the same time continuing to build a successful and profitable banking franchise.

On two occasions in 2004 Community approached Commerce about a possible merger transaction. Community and Commerce again discussed the opportunity of a merger on January 19, 2005, when Edward M. Jamison, President and Chief Executive Officer of Community, met with Richard Robinson, Chairman and Chief Executive Officer of Commerce, to discuss Community’s interest in acquiring Commerce. Mr. Robinson indicated he would share Community’s interest with the Board. Community formally engaged the investment banking firm of Keefe, Bruyette and Woods (“KBW”) on January 24, 2005 to continue to provide advice and assist with a potential transaction including modeling the transaction to determine an appropriate and fair price to be paid to Commerce.

On January 19, 2005, Mr. Robinson suggested to Mr. Jamison that Community prepare a proposal in writing. Community sent an initial proposal dated January 28, 2005 to Mr. Robinson with a proposed price of $30.00 per share, subject to a full due diligence review. The letter proposed a 70% stock and 30% cash consideration mix and an expiration date of February 2, 2005. Mr. Robinson called Mr. Jamison back and asked for a little more time due to a current FDIC examination of Commerce. Mr. Jamison granted Mr. Robinson a few more days in order to allow the FDIC to finish its examination and report their results back to the Commerce Board. On February 10, 2005, Mr. Robinson called Mr. Jamison to counter the initial offer. Commerce requested $33.00 per share and a consideration mix of 50% stock and 50% cash. On February 24, 2005, based upon new information provided by Commerce including a 2005 budget, Mr. Jamison delivered a new proposal in writing, agreeing to the $33.00 per share and the 50/50 consideration mix. The new proposal also included some limitations on Commerce’s transaction expenses, as well as the settlement of two legal matters. Over the next week, Commerce’s attorney negotiated some of the details in the proposal letter with KBW and Community’s attorneys. The final proposal letter, which was subject to further due diligence review, and included a Confidentiality and Non-Disclosure Agreement was signed March 3, 2005.

Shortly thereafter, the parties exchanged financial information. On March 15, 2005, Community commenced its onsite due diligence reviewing loan files, examination reports, Board and committee minutes and other financial information. KBW performed its onsite due diligence on March 18, 2005. Over the span of a month and half, Commerce and Community negotiated the definitive agreement while Commerce separately negotiated with two individuals who had filed lawsuits against Commerce. As a condition to enter into a definitive agreement, Commerce agreed to settle with the two individuals.

Following the settlement of the two lawsuits, Community’s Board of Directors approved the signing of the definitive agreement on May 12, 2005 and Commerce’s Board of Directors approved the signing of the definitive agreement on May 17, 2005. The definitive merger agreement was signed on May 19, 2005, at which time a press release was issued announcing the transaction.

Recommendation of, and Factors Considered by, Commerce’s Board of Directors

The Commerce Board believes that the terms of the merger are fair, and are in the best interests of Commerce and it shareholders and recommends that the shareholders of Commerce vote FOR approval of the merger.

At a meeting of Commerce’s Board of Directors on May 17, 2005, after due consideration, the Board:

•	determined that the merger agreement and the merger are fair and in the bests interest of Commerce and its shareholders; and

•	approved the merger agreement.

In reaching its conclusion to proceed with the merger, Commerce’s Board of Directors considered information and advice from several specialists, including investment bankers and legal advisors. All material factors considered by Commerce’s Board of Directors have been disclosed. In approving the merger agreement, the Board of Directors considered a number of factors, including the following, without assigning any specific or relative weights to the factors:

•	The consideration provided for in the merger agreement represents fair consideration.

•	The terms of the merger agreement and other documents to be executed in connection with the merger, including the closing conditions and termination rights, are fair.

•	The capital of the consolidated institution will provide a better opportunity to expand and leverage the overall expense structure of the consolidated company.

•	The current and prospective economic environment and increasing regulatory and competitive burdens and constraints facing financial institutions generally.

•	The consolidation occurring in the banking industry and the increased competition from other financial institutions in Nevada.

•	The similarity of cultures and other attributes of Commerce and Community.

•	The liquidity of Community common stock.

•	The opportunity for Commerce shareholders to participate in the potential future growth in value of the combined company as Community shareholders following the merger.

•	The Board of director’s review, with its legal and financial advisors, of alternatives to the merger, the range and possible value to Commerce’s shareholders obtainable through such alternatives and the timing and likelihood of the alternative.

•	Presentations by members of Commerce’s senior management.

•	The expertise of Community’s management, its competitive position in the geographic markets and the proximity and overlap of the geographic markets served by Community and Commerce.

•	The capacities of Community and Commerce for enhanced operating efficiencies.

•	The financial analysis and presentation of Commerce’s investment banking firm and its opinion that the consideration to be received is fair, from a financial point of view, to Commerce’s shareholders.

•	The terms and conditions of the merger agreement, including the fact that the exchange ratio is fixed by a specified collar.

The Commerce Board of Directors also identified and considered a number of risks and uncertainties in its deliberations concerning the merger, including the following:

•	The possible disruption to Commerce’s business that may result from the announcement of the transaction and the resulting distraction of its management’s attention from the day-to-day operations of Commerce’s business.

•	The difficulty inherent in integrating two businesses and the risk that the cost efficiencies, synergies and other benefits expected to be obtained in the transaction may not be fully realized.

•	The restrictions contained in the merger agreement on the operation of Commerce’s business during the period between the signing of the merger agreement and completion of the merger.

•	The termination fee to be paid to Community if the merger agreement is terminated under certain circumstances.

•	The possibility that the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on, among other things, Commerce’s operating results, particularly in light of the costs incurred in connection with the transaction.

We do not intend the foregoing discussion of the factors considered by the Board of Directors of Commerce to be exhaustive, but we do believe it includes the material factors considered. The Board of Directors of Commerce did not attempt to analyze the fairness of the exchange ratio in isolation from its consideration of the businesses of Commerce and Community, the strategic merits of the merger or the other considerations referred to above.

Fairness Opinion

Commerce’s Board of Directors retained Hoefer & Arnett, Incorporated to render a fairness opinion because Hoefer & Arnett is a nationally recognized investment banking firm with substantial expertise in transactions similar to the proposed transaction and is familiar with Commerce and its business. The firm is a member of the National Association of Securities Dealers (NASD) with direct access to inter-dealer markets in NASD Automated Quotation (NASDAQ) and Over-the-Counter (OTC) securities, and makes markets in securities under its symbol HOFR. As part of its investment banking activities, Hoefer & Arnett is regularly engaged in the independent valuation of financial institutions and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Hoefer & Arnett rendered to the Board of Directors of Commerce an oral opinion on May 17, 2005 that the transaction was fair from a financial standpoint. On May 19, 2005 the parties entered into the merger agreement. Hoefer & Arnett confirmed its oral opinion by delivery of its written opinion, that pursuant to the terms of the merger agreement and subject to various assumptions, matters considered and limitations described therein, the terms of the proposed merger of Commerce with and into Community Bank of Nevada, a subsidiary of Community are fair, from a financial point of view, to the shareholders of Commerce. A copy of Hoefer & Arnett’s opinion dated as of the date of this proxy is attached as Appendix B to this proxy statement and should be read in its entirety.

No limitations were imposed by Commerce’s Board of Directors upon Hoefer & Arnett with respect to the investigations made or procedures followed in rendering its opinion. Hoefer & Arnett’s fairness opinion is based on the financial analysis described below. Hoefer & Arnett’s fairness opinion is for the use and benefit of

Commerce’s Board of Directors in connection with its consideration of the proposed transaction. Hoefer & Arnett’s fairness opinion is not intended to be and does not constitute a recommendation to any Commerce shareholder as to how such shareholder should vote with respect to the proposed transaction. Hoefer & Arnett’s fairness opinion does not address Commerce’s underlying business decision to proceed with the proposed transaction.

In arriving at its opinion, Hoefer & Arnett reviewed and analyzed, among other things, the following:

•	the merger agreement;

•	quarterly Reports of Condition and Income of Commerce for the quarters ended March 31, 2005, December 31, 2004, September 30, 2004, June 30, 2004 and March 31, 2004;

•	the annual report on Form 10-K of Community for the year ended December 31, 2004; the quarterly report on Form 10-Q of Community for the quarter ended March 31, 2005 and Community’s quarterly Consolidated Financial Statements for Bank Holding Companies for the quarters ended, December 31, 2004, September 30, 2004, June 30, 2004 and March 31, 2004;

•	certain other information relating to Commerce, including financial forecasts provided to Hoefer & Arnett or discussed with Hoefer & Arnett by Commerce during meetings with the management of Commerce to discuss past and current operations, financial condition and prospects, as well as the results of regulatory examinations;

•	the publicly reported historical prices and trading activity for Community stock;

•	the nature and financial terms of certain other merger and acquisition transactions involving banks and bank holding companies.

•	certain other information, financial studies, analyses and investigations and financial, economic and market criteria which Hoefer & Arnett deemed relevant.

In conducting its review and in rendering its opinion, Hoefer & Arnett relied upon and assumed the accuracy and completeness of the financial and other information provided to it or publicly available, and did not attempt to independently verify the same. Hoefer & Arnett relied upon the management of Commerce as to the reasonableness of the financial and operating forecasts, and projections (and the assumptions and bases therefor) provided to it, and Hoefer & Arnett assumed that such forecasts and projections reflect the best currently available estimates and judgments of Commerce management.

Commerce does not publicly disclose internal management forecasts, projections or estimates of the type furnished to Hoefer & Arnett in connection with its analysis of the financial terms of the proposed transaction, and such forecasts and estimates were not prepared with a view towards public disclosure. These forecasts and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of the management of Commerce, including without limitation to, the general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts and estimates.

Hoefer & Arnett did not make or obtain any evaluations or appraisals of the assets or liabilities of Commerce or Community. Hoefer & Arnett is not an expert in the valuation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of either Commerce or Community, nor did it did it review any individual loan credit files. Hoefer & Arnett assumed that the aggregate allowance for loan losses set forth in the financial statements of Commerce and Community is adequate to cover such losses. For purposes of its opinion, Hoefer & Arnett assumed that the merger would have the tax, accounting and legal effects described in the merger agreement. Hoefer & Arnett’s opinion as expressed herein is limited to the fairness, from a financial point of view, to the shareholders of Commerce with respect to the terms of the proposed merger of Commerce with and into Community Bank of Nevada, a subsidiary of Community.

The opinion expressed by Hoefer & Arnett was based upon market, economic and other relevant considerations as they existed and have been evaluated as of the date of the opinion and the information made available to it through that date. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of Commerce or Community could materially affect the assumptions used in preparing the opinion. Hoefer & Arnett assumed that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived.

The following is a summary of the material financial analyses performed by Hoefer & Arnett in connection with the preparation of its opinion and does not purport to be a complete description of all the analyses performed by Hoefer & Arnett. The summary includes information presented in tabular format, which should be read together with the text that accompanies those tables. Hoefer & Arnett believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, Hoefer & Arnett made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Commerce, Community and Hoefer & Arnett. Any estimates contained in Hoefer & Arnett’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.

Summary of Proposal. Hoefer & Arnett reviewed the financial terms of the proposed transaction. Based on per share consideration of $33.00, 1,069,398 shares of Commerce common stock outstanding and 222,100 Commerce options outstanding with a weighted average exercise price of $11.764, the aggregate transaction value for Commerce shareholders equals $40,006,634.

Transaction Value	$40,006,634
Transaction Value to March 31, 2005 Book Value	2.66	x
Transaction Value to March 31, 2005 Tangible Book Value	2.66	x
Transaction Value to 2004 Earnings	29.92	x
Transaction Value to March 31, 2005 Assets	23.89%
Premium on March 31, 2005 Core Deposits	20.00%

Analysis of Selected Bank Merger Transactions. Hoefer & Arnett reviewed 27 commercial bank transactions announced between January 1, 2004 and June 17, 2005 in which the acquired banking organization was located in Arizona, California or Nevada (the “Regional Transactions”). Hoefer & Arnett compared financial performance ratios at Commerce with financial performance ratios of the banking organizations making up the Regional Transactions.

The following table compares selected performance and financial ratios of Commerce at March 31, 2005 with the median ratios for the Regional Transactions:

	Commerce	Regional Transactions
Total Assets	$167.5 million	$138.4 million
Return on Assets	1.22%	0.87%
Return on Equity	13.54%	11.35%
Equity to Assets	8.96%	8.54%
NPAs to Assets	0.22%	0.13%

Hoefer & Arnett reviewed the multiples of transaction value to stated book value, transaction value to tangible book, transaction value to 2004 earnings, transaction value to assets and tangible book premium to core deposits and calculated high, low, mean and median multiples for the Regional Transactions. The median multiples were then applied to Commerce’s balance sheet information as of March 31, 2005 and 2004 earnings to derive an imputed range of values per share of Commerce’s common stock. The following table sets forth the median multiples as well as the imputed values based upon those median multiples.

	Regional Median Multiple		Implied Value
Transaction Value/Book Value	2.58	x	$38,730,960
Transaction Value/Tangible Book Value	2.68	x	$40,232,160
Transaction Value/2004 Earnings	24.40	x	$32,622,800
Transaction Value/Assets	22.07%		$36,965,705
Tangible Premium/Core Deposits	20.02%		$40,031,194

As illustrated in the above table, Hoefer & Arnett derived a range of imputed values of $32,622,800 to $40,232,160, based upon the median multiples for the Regional Transactions.

Present Value Analysis. Hoefer & Arnett calculated the present value of theoretical future earnings of Commerce and compared the transaction value to the calculated present value of Commerce’s stock on a stand-alone basis. Based on projected earnings for Commerce for 2005 through 2009, discount rates ranging from 10% to 14%, and including a residual value, the stand-alone present value of Commerce’s stock ranged from $27,565,747 to $39,868,376.

Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Hoefer & Arnett estimated the net present value of the future streams of after-tax cash flow that Commerce could produce to benefit a potential acquiror, referred to as dividendable net income, and added a terminal value. Based on projected earnings for Commerce for 2005 through 2009, Hoefer & Arnett calculated assumed after-tax distributions to a potential acquiror such that its tier 1 leverage ratio would be maintained at 7.00%. The terminal values for Commerce were calculated based on Commerce’s projected 2009 equity and earnings, the median price to book and price to earnings multiples paid in the Regional Transactions and utilized a discount rate of 12%. This discounted cash flow analysis indicated implied values of $40,345,110 and $66,992,061.

Stock Trading History. Hoefer & Arnett reviewed the closing per share market prices and volumes for Community common stock, which is listed for trading on NASDAQ, on a daily basis from January 3, 2005 to June 17, 2005. For the period between January 3, 2005 and June 17, 2005, the average daily trading volume for Community was 31,259 shares. From January 3, 2005 to June 17, 2005, the low price was $23.35 per share, the high price was $30.90 per share, the average closing price for the period was $27.05 and the closing price on June 17, 2005 was $30.83 per share.

Hoefer & Arnett compared the stock price performance for Community to movements in certain stock indices, including the Standard & Poor’s 500 Index, the Nasdaq Bank Index and the median performance of publicly traded banking organizations located in the West. During the period between January 3, 2005 and June 17, 2005, Commerce’s common stock outperformed each of the indices to which it was compared (Source: SNL Financial).

	Beginning Index Value January 3, 2005	Ending Index Value June 17, 2005
Community	100.00%	103.46%
Western Banks	100.00%	98.69%
Nasdaq Bank Index	100.00%	94.91%
S&P 500 Index	100.00%	101.24%

Hoefer & Arnett has not previously provided investment banking and financial advisory services to Commerce or Community. Hoefer & Arnett provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may effect transactions and hold securities of Community for its own account and for the accounts of customers.

In its engagement letter, dated April 15, 2005, Commerce agreed to pay Hoefer & Arnett a fee of $15,000 in connection with Hoefer & Arnett’s rendering its opinion. In addition, Commerce has agreed to indemnify Hoefer & Arnett against certain liabilities and expenses arising out of or incurred in connection with its engagement, including liabilities and expenses which may arise under the federal securities laws.

Consideration to be paid to Commerce Shareholders

Upon completion of the merger, each issued and outstanding share of Commerce, other than shares as to which dissenters’ rights are perfected, will be converted, at the election of the holder, and subject to the proration provisions of the merger agreement, into (i) $33.00 in cash, or (ii) $33.00 worth of Community common stock. An exchange ratio will be used to determine how many shares of Community common stock will be exchanged for each share of Commerce common stock. The exchange ratio will equal $33.00 divided by the “average closing price” for Community common stock during the 20 trading days ending on the third trading day immediately before the effective day of the merger. Any resulting fractional share will be paid in cash.

The $33.00 in value is subject to downward adjustment in the event Commerce’s legal, financial advisor, and other advisors’ fees (except for accounting fees) related to the merger exceed $200,000. If such expenses exceed $200,000, the amount of such excess on a per share basis will be deducted from $33.00. Further, if the average closing price of Community common stock is less than $24.00, Community will have the right to terminate the merger agreement, subject to Commerce’s right to reinstate the merger agreement at a fixed exchange ratio of 1.375. See page     , “The Merger Agreement.”

For additional information on the historical market prices of Community and Commerce common stock please see “INFORMATION ABOUT COMMUNITY AND COMMUNITY BANK OF NEVADA—Market for Community’s Common Equity and Related Stockholder Matters” on page     , and “INFORMATION ABOUT COMMERCE—Market for Commerce’s Common Equity” on page     .

Election Procedure

In order to make a valid election, a shareholder of Commerce must complete a form transmittal letter that will be mailed by Community’s exchange agent, Computershare, upon the closing of the merger to each holder of record of Commerce common stock as of the closing. Such transmittal letter will allow holders of Commerce stock to select shares of Community common stock, cash or a combination of the foregoing. If you do not make a valid and timely election, you will receive whatever form of consideration (Community common shares or cash) as may be necessary to satisfy the proration provisions discussed below.

PLEASE RETAIN THIS PROXY STATEMENT—PROSPECTUS, SINCE IT WILL BE OF ASSISTANCE IN MAKING YOUR ELECTION.

A valid election will be properly made and effective only if the exchange agent actually receives a properly completed letter of transmittal by 5:00 p.m. on or before the 30th day after the letter of transmittal is first mailed. A letter of transmittal will be deemed properly completed only if an election is indicated for each share of Commerce common stock and accompanied by one or more certificates, or customary affidavits and indemnity for lost certificates, representing all shares of Commerce common stock covered by such letter of transmittal. An election may be revoked or changed at any time prior to the election deadline.

COMMERCE SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES

UNTIL THEY RECEIVE THE ELECTION FORMS AND INSTRUCTIONS FROM

THE EXCHANGE AGENT.

The number of Commerce shares with respect to which a stock or cash or combination election is effective may be reduced under certain circumstances. By the terms of the merger agreement, 50% of the total consideration in the merger must be Community shares.

If, after taking into account all valid stock elections, less than 50% of the total consideration would be Community shares, the exchange agent will deliver Community stock instead of cash first to shareholders who failed to make a valid election and then, if necessary, to Commerce shareholders even though they made a valid cash election. As a result, the Commerce shareholders that made a valid cash election could be subject to a proration process which will result in the holder receiving a different mix of consideration than originally requested.

On the other hand, if after taking into account all valid stock elections, more than 50% of the total consideration would be Community shares, the exchange agent will deliver cash instead of Community shares first to shareholders who failed to make a valid election and then, if necessary, to Commerce shareholders even though they made a valid stock election. As a result, the Commerce shareholders that made a valid stock election will be subject to a proration process which will result in the holder receiving a different mix of consideration than originally requested.

For details on the proration provisions, please refer to the merger agreement, attached as Appendix A to this proxy statement—prospectus.

Because the election will take place after the close of the merger, a minimum of forty-five days will pass between the close of the merger and your receipt of either cash, Community shares, or some combination for your shares of Commerce stock. If you are receiving Community shares, you will not be able to trade either Community or Commerce shares during this period since the election and allocation process will not have been completed. Further, the exchange ratio will be fixed prior to the closing of the merger, and changes in the share price of Community common stock that occur after the closing will not be reflected in that exchange ratio.

As soon as practicable following the end of the election period, and after the proration procedures described above are completed, each holder of Commerce common stock who submitted a properly completed letter of transmittal will be issued a certificate representing the number of shares of Community common stock to which such holder is entitled, if any (and, if applicable, a check for the amount to be paid in lieu of fractional shares of Community common stock), and/or an amount of cash to which such holder is entitled, if any.

Surrender of Commerce Stock Certificates After the Merger

Holders of Commerce common stock who do not submit a letter of transmittal prior to the election deadline must nevertheless submit a properly completed letter of transmittal (other than the section pertaining to the election) and the certificate representing Commerce common stock to the exchange agent in order to receive your consideration.

No dividends or other distributions that are declared on Community common stock will be paid to persons otherwise entitled to receive the same until the Commerce certificates for their shares have been surrendered in exchange for the Community certificates, but upon such surrender, such dividends or other distributions, from and after the effective time of the merger, will be paid to such persons in accordance with the terms of Community common stock. No interest will be paid to the Commerce shareholders on the cash or the Community common stock into which their shares of Commerce common stock will be exchanged.

Holders of Options for Commerce Common Stock

The holders of options for Commerce common stock who do not exercise their options prior to the close of the merger will be afforded an election process similar to holders of Commerce common stock. For each share of Commerce common stock that an option holder has the right to purchase, such option holder may elect to receive either (i) $33.00 less the exercise price of their option in cash, or (ii) $33.00 less the exercise price of their option worth of Community common stock. The same exchange and allocation provisions applicable to Commerce stockholders will apply to Commerce option holders.

Regulatory Approvals Required

Bank holding companies, such as Community, and banks, such as Community Bank of Nevada and Commerce, are heavily regulated institutions with numerous federal and state laws and regulations governing their activities. Among these laws and regulations are requirements of prior approval by applicable government regulatory authorities in connection with acquisition and merger transactions such as the merger. In addition, these institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies.

Consummation of the merger is subject to various conditions, including, among others, receipt of the prior approvals of the Nevada Division of Financial Institutions and the Board of Governors of the Federal Reserve System.

The merger agreement provides that the obligations of the parties to consummate the merger are conditioned upon all regulatory approvals having been granted by October 31, 2005, without the imposition of conditions which, in the opinion of Community, would materially adversely affect the financial condition or operations of any party or otherwise be burdensome.

Applications for regulatory review and approval of the merger and the related transactions has been filed with the Nevada Division of Financial Institutions and with the Board of Governors of the Federal Reserve System pursuant to the Federal Bank Merger Act. Community also filed a request for an exemption with the Board of Governors of the Federal Reserve System from the applicable application provisions of the Bank Holding Company Act. The Federal Reserve has recently confirmed that no application pursuant to the Bank Holding Company Act will be required in connection with the merger. There can be no assurance that the Division of Financial Institutions and the Federal Reserve will approve or take other required action with respect to the merger and the related transactions or as to the date of such approvals or action.

Management and Operations after the Merger

Management. The directors and the principal executive officers of Community and Community Bank of Nevada immediately prior to the effective time of the merger will continue as the directors and the principal executive officers following the merger. Richard Robinson, the President and Chief Executive Officer of Commerce will enter into a one year employment agreement with Community to serve as Executive Vice President of Community Bank of Nevada.

Operations. Although we cannot assure you that any specific level of cost savings will be achieved, Community currently expects cost reductions attributable to the merger to approximate $336 thousand for the remainder of 2005 and $1.77 million for the calendar year 2006.

It is also estimated that one-time, merger-related restructuring charges will total approximately $700 thousand. Approximately $250 thousand of the total pre-tax charges will relate to severance and benefits of displaced employees, $450 thousand to investment banking fees, attorneys’ fee, accountants’ charges and filing fees. Community expects the transaction to be accretive to earnings in 2005 and 2006.

In addition to the above transaction costs, Community expects to incur integration costs of approximately $425,000 before taxes (approximately $280,000 after taxes). These estimated costs are primarily comprised of information technology conversion costs and upgrades and branch improvements. These amounts are not reflected in the pro forma combined statements of operations. Such costs will be included in Community reported results of operations subsequent to the closing date of the merger.

This information should be read in conjunction with the historical consolidated financial statements of Commerce and Community, including the respective notes thereto, attached to this proxy statement—prospectus or incorporated herein by reference, and in conjunction with the combined condensed historical selected financial data and other pro forma combined financial information appearing elsewhere in this proxy statement—prospectus.

The statements contained in this section constitute “forward looking statements.” Actual results, which are dependent on a number of factors, many of which are beyond the control of Community and Commerce, may differ materially. See “FORWARD LOOKING STATEMENTS.” The cost savings and restructuring charges reflected above and in this proxy statement—prospectus may not be indicative of the results that may be achieved in the future. Assuming consummation of the merger, the actual cost savings and restructuring charges that may be realized in the merger may differ, perhaps significantly, from the amounts described above and elsewhere in this proxy statement—prospectus.

Nasdaq Listing

The shares of Community common stock to be issued in the merger will be listed on the Nasdaq National Market.

Resales of Community Common Stock

The shares of Community common stock to be issued to shareholders of Commerce in the merger have been registered under the Securities Act of 1933. Such shares will be freely transferable under such Act, except for shares issued to any person who may be deemed to be an “affiliate” of Commerce within the meaning of Rule 145 under the Securities Act of 1933.

Material Federal Income Tax Consequences

In the opinion of Santoro, Driggs, Walch, Kearney, Johnson & Thompson counsel to Community, the following are the material federal income tax consequences of the merger for Commerce and its shareholders. This discussion relies upon certain representations made by Community, Community Bank of Nevada and Commerce, and is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to United States residents and citizens that hold their Commerce shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular shareholder or to a shareholder that is subject to special treatment under U.S. federal income tax laws. An opinion of legal counsel is not binding on the IRS or the courts, and therefore no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below.

COMMERCE SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, AS WELL AS THE EFFECTS OF STATE, LOCAL AND NON-U.S. TAX LAWS.

The merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. As such a “reorganization,” no gain or loss will be recognized by Commerce in the merger, and the material U.S. federal income tax consequences of the merger for Commerce shareholders are summarized as follows:

Commerce Shareholders Who Elect to Receive Only Community Shares. If you elect to receive solely Community shares, then you will not recognize gain or loss for U.S. federal income tax purposes in the merger, except that any Commerce shareholder who receives cash proceeds in lieu of a fractional Community share will recognize capital gain or capital loss equal to the difference between such proceeds and the tax basis allocated to the fractional share. The tax basis of the Community shares (including any fractional shares deemed received and exchanged for a cash payment) received by you in exchange for your Commerce common stock will be the same as your tax basis in your Commerce common stock. Your holding period in the Community shares (including any fractional shares deemed received and exchanged for a cash payment) received by you will include your holding period in your Commerce common stock. Your capital gain or loss on cash proceeds received by you in lieu of a fractional Community share will be long-term capital gain or loss if you have held your shares of Commerce common stock for more than one year at the effective time of the merger.

Commerce Shareholders Who Receive Only Cash. If you exchange all of your shares of Commerce common stock for cash in the merger, you will recognize capital gain or capital loss for U.S. federal income tax purposes to the extent the amount of cash received by you in the merger exceeds or is less than your tax basis in your Commerce common stock. Your capital gain or loss will be long-term capital gain or loss if you have held your shares of Commerce common stock for more than one year at the effective time of the merger. Long-term capital gain of a non-corporate U.S. shareholder generally qualifies for a maximum regular U.S. federal income tax rate of 15 percent.

Commerce Shareholders Who Receive Both Community Shares and Cash. If you elect to receive both Community shares and cash in exchange for your Commerce common stock, you will recognize gain, but not loss, for U.S. federal income tax purposes in an amount equal to the lesser of (1) the amount of cash received by you in the merger or (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash plus the fair market value of the Community shares received by you in the merger, over (b) your tax basis in your Commerce common stock. (The preceding sentence does not apply to any cash you receive in lieu of fractional Community shares, the tax consequences of which are discussed above under the subheading “Commerce Shareholders Who Elect to Receive Only Community Shares.”) Your recognized gain will be capital gain unless your receipt of cash has the effect of a distribution of a dividend, in which case your gain will be treated as ordinary dividend income to the extent of your ratable share of Commerce’s accumulated earnings and profits as calculated for U.S. federal income tax purposes. For purposes of determining whether your receipt of cash has the effect of a distribution of a dividend, you will be treated as if you first exchanged all of your Commerce common stock solely for Community shares and then Community immediately redeemed a portion of the shares for the cash that you actually received in the merger. The IRS has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would receive capital gain (as opposed to dividend) treatment. In determining whether your receipt of cash has the effect of a distribution of a dividend, certain constructive ownership rules must be taken into account. Your capital gain will be long-term capital gain if your holding period for your Commerce common stock is more than one year. Long-term capital gain and certain dividend income of a non-corporate U.S. shareholder generally qualify for a maximum regular U.S. federal income tax rate of 15 percent.

Your aggregate tax basis in the Community shares received by you in the merger will equal your aggregate tax basis in your Commerce common stock, (1) reduced by (a) the portion of your tax basis in your Commerce common stock that is allocable to a fractional share of Community common stock for which cash is received and (b) the amount of cash received by you in the merger, and (2) increased by the amount of gain (including any portion of such gain that is treated as a dividend as described above), if any, recognized by you in the merger (other than any gain recognized upon your receipt of cash in lieu of a fractional Community share). Your holding period for the Community shares received by you in the merger will include your holding period for your Commerce common stock.

The foregoing discussion is not intended to be a complete analysis or description of all potential federal income tax consequences of the merger. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

Accounting Treatment

It is anticipated that the merger will be accounted for as a purchase transaction under generally accepted accounting principles. The unaudited pro-forma financial information contained in this proxy statement—prospectus has been prepared using the purchase method of accounting.

Dissenters’ Rights of Commerce Shareholders

Dissenters’ rights will be available to the Commerce shareholders in accordance with Nevada Revised Statutes 92A.300, et seq. The required procedure set forth in Nevada Revised Statutes 92A.300, et seq., must be followed exactly or any dissenters’ rights may be lost.

The information set forth below is a general summary of dissenters’ rights as they apply to Commerce shareholders and is qualified in its entirety by reference to Nevada Revised Statutes 92A.300, et seq., which is attached to this proxy statement-prospectus as Appendix C.

Fair Market Value of Shares

If the merger is approved, Commerce shareholders who dissent from the merger by complying with the procedures set forth in Nevada Revised Statutes 92A.300, et seq., will be entitled to receive an amount equal to the fair market value of their shares. The Board of Directors of Commerce believes that the fair market value for dissenters’ rights purposes is $            .

Voting Procedure

In order to be entitled to exercise dissenters’ rights, a Commerce shareholder who wishes to assert dissenter’s rights must deliver to Commerce, before the vote is taken to approve the merger at the Commerce annual meeting, written notice of his or her intent to demand payment for his or her shares if the merger is completed. In addition, such shareholder must not vote his or her shares in favor of the merger. Thus, any Commerce shareholder who wishes to dissent and executes and returns a proxy on the accompanying form or votes at the annual shareholders’ meeting must not vote “FOR” the merger and must provide a written notice of intent to demand payment for dissenters’ rights prior to the Commerce annual meeting. If the shareholder either does not provide the written notice of intent to dissent, returns a proxy without voting instructions or with instructions to vote “FOR” the merger, or votes in person or by proxy at the annual shareholders’ meeting “FOR” the merger, his or her shares will be counted as votes in favor of the merger and the shareholder will lose any dissenters’ rights.

Notice of Approval

If a shareholder has given timely written notice of his or her intent to demand payment for his or her shares and has not voted his or her shares in favor of the merger, Community shall deliver a written dissenter’s notice no later than 10 days after the completion of the merger which:

•	states where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

•	informs holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

•	supplies a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the time of the proposed action and requires that the person asserting dissenters’ rights certify whether or not he or she acquired beneficial ownership before that date;

•	sets a date by which Community must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

•	is accompanied by a copy of Nevada Revised Statutes 92A.300 to 92A.500, inclusive.

Written Demand and Surrender of Certificates

In order to preserve his or her dissenters’ rights, a Commerce shareholder must make a written demand upon Community within the time frame provided in the notice from Community and must surrender to Community, at the office designated in the notice, both the written demand and the certificates representing the dissenting shares to be stamped or endorsed with a statement that they are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed.

Agreement on Price and Payment

Community shall pay each dissenter who complied with Nevada Revised Statutes 92A.440 the amount Community estimates to be the fair value of his or her shares, plus accrued interest. The payment must be accompanied by:

•	Commerce’s balance sheet as of the end of 2004, a statement of income for 2004, a statement of changes in the stockholders’ equity for 2004, and the latest available interim financial statements;

•	a statement of Commerce’s estimate of the fair value of the shares;

•	an explanation of how the interest was calculated;

•	a statement of the dissenter’s rights to demand payment under Nevada Revised Statutes 92A.480; and

•	a copy of Nevada Revised Statutes 92A.300 to 92A.500, inclusive.

A dissenting shareholder may then notify Community in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of his or her estimate, less any payment previously made and demand payment of the fair value of his or her shares and interest due, if he or she believes that the amount paid is less than the fair value of his or her shares or that the interest due is incorrectly calculated. Dissenting shareholders must make the demand in writing within 30 days after Community makes or offers payment for the dissenting shares or the right to demand payment is waived. The demand must be addressed to Community Bancorp, 400 South 4th Street, Suite 215, Las Vegas, Nevada 89101; Attention: Cathy Robinson, Corporate Secretary.

Disagreement on Price and Court Determination

If a demand for payment remains unsettled, Community shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If Community does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against Community, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

Interests of Certain Persons in the Merger

As a condition of the merger, each of the directors of Commerce has entered into an agreement whereby each has agreed to (i) vote his or her shares of Commerce stock that he or she owns or controls in favor of approving the principal terms of the merger and any other matter contemplated by the merger agreement; (ii) subject to their fiduciary obligations, recommend to Commerce’s shareholders to vote in favor of the merger agreement; (iii) cooperate fully with Community in connection with the merger; (iv) for a period of two years from the effective date of the merger, he or she shall not directly or indirectly be competitive with the business of Commerce, Community or Community Bank of Nevada in a specified geographic area, as an employee, agent, independent contractor, 5% or more owner of an entity, director or other business representatives; (v) for that same two-year period, (A) the director shall not solicit or market financial services to any customer with whom Commerce, Community or Community Bank of Nevada has done business during the two year period preceding the date of the agreement, nor (B) solicit or offer employment to any person employed by Commerce on the date of the agreement; and (vi) not sell or otherwise dispose of any shares of Commerce without the prior written consent of Community. In addition, certain significant shareholders of Commerce have signed voting agreements under which they are obligated to vote their Commerce shares in favor of the merger. Collectively, the directors and significant shareholders represent approximately 64.7% of the outstanding shares of Commerce.

Most of the officers and employees of Commerce will become at the effective time officers and employees of Community Bank of Nevada, and as such will be entitled to participate in all employee benefits and benefit programs of Community on the same basis as similarly situated employees of Community Bank. Community has adopted a severance policy by which all employees of Commerce who were not offered employment following the effective time of the merger, will receive certain severance benefits.

Mr. Richard Robinson, the president of Commerce, will enter into an employment agreement which will be effective at the closing of the merger. Such agreement provides for the employment of Mr. Robinson by Community Bank of Nevada for a period of one year from the date the merger closes. Mr. Robinson will receive a salary of $172,000 for the year, and will have the title of Executive Vice President. Mr. Robinson has agreed not to compete with Community and Community Bank of Nevada for a period from the close of the merger until December 31, 2007, in certain markets and as to certain matters as well as to not solicit customers and employees of Commerce.

Pursuant to the terms of Commerce’s stock option plan, all outstanding options for Commerce common stock vest prior to the completion of the merger. Option holders may either exercise their options prior to the close of the merger or choose not to exercise their options, but participate in an election procedure similar to all Commerce shareholders and elect, subject to certain conditions, whether to receive cash or Community common stock in exchange for their options. The cash received or dollar value of Community common stock an option holder receives for each option share will equal that received by a Commerce shareholder for a share of Commerce common stock, less the exercise price of the relevant option. For a more detailed discussion, please see the subsection titled “Treatment of Stock Options.”

The discovery period for Commerce’s policy of directors and officers liability insurance will be extended for 48 months with respect to all matters arising from facts or events which occurred before the effective time of the merger for which Commerce would have an obligation to indemnify its directors and officers.

The Merger Agreement

Structure of the Merger. Commerce will merge with and into Community Bank of Nevada and will cease to exist. The merger is governed by the merger agreement. Shareholders of Commerce will have the election to receive shares of common stock of Community, cash or a combination in exchange for their shares of Commerce.

Effective Time. The merger will become effective upon the last to occur of the following events: (1) receipt of all necessary regulatory approvals with the expiration of any applicable regulatory waiting periods; and (2)

satisfaction of the other conditions precedent set forth in the merger agreement. We currently anticipate that the merger will occur late in the third quarter or early in the fourth quarter of 2005.

Additional Agreements. As a condition to the merger, each of the directors of Commerce has entered into an agreement with Community whereby each has agreed:

•	to vote his or her shares of Commerce stock in favor of the merger and all transactions contemplated thereby;

•	to recommend, subject to his or her fiduciary duty, that Commerce shareholders vote in favor of the merger;

•	subject to certain exceptions, to keep his or her shares of Commerce stock;

•	for a two-year period not to compete with Community or solicit anyone who was a customer of Community, Community Bank of Nevada or Commerce during the last two years; and

•	to cooperate fully with Community in connection with the merger.

The directors of Commerce have also entered into other agreements restricting their ability to sell shares of Community common stock which they acquire in connection with the merger.

In addition, certain significant shareholders of Commerce have signed voting agreements under which they are obligated to vote their Commerce shares in favor of the merger.

Under these agreements the directors and certain shareholders of Commerce have agreed to vote their shares (approximately     % of the outstanding shares Commerce common stock) to approve the merger, increasing the likelihood that the merger will be approved.

Treatment of Stock Options. At the effective time of the merger, the Commerce stock option plan will terminate and Community’s 2005 Equity Based Compensation plan will continue in effect.

Conditions to the Merger. The obligations of Community and Commerce to consummate the merger are subject to the satisfaction or waiver on or before the effective time of the merger of, among other things, the following conditions:

•	the merger agreement and the transactions contemplated thereby will have received all requisite approvals of the Boards of Directors of Community, Community Bank of Nevada, Commerce, and of the shareholders of Commerce;

•	no judgment, decree, injunction, order or proceeding will be outstanding or threatened by any governmental entity which prohibits or restricts the effectuation of, or threatens to invalidate or set aside the merger substantially in the form contemplated by the merger agreement, unless a favorable opinion is given by legal counsel that such judgment, decree, injunction, order or proceeding is without merit;

•	by October 31, 2005, all approvals or consents of all applicable governmental agencies will have been obtained or granted for the merger and all the transactions contemplated by the merger agreement, and the applicable waiting period under all laws will have expired;

•	no rule will have been adopted or proposed by any government agency which would prohibit or substantially restrict the merger or the business carried on by the parties to the merger;

•	Community’s registration statement shall have been declared effective by the Securities and Exchange Commission and shall not be the subject of any stop order or proceedings seeking or threatening a stop order;

•	Community shall have received all state securities permits and other authorizations necessary to issue the Community common stock to consummate the merger;

•	Community and Commerce will have received a favorable opinion from Santoro, Driggs, Walch, Kearney, Johnson & Thompson as to federal tax effects of the merger (see “ —Federal Income Tax Consequences”); and

•	all third party consents necessary to permit the parties to consummate the merger will have been obtained.

The obligations of Commerce to consummate the merger are also subject to fulfillment of certain other conditions, including that there will not have occurred, between May 19, 2005 and the effective time of the merger, any materially adverse change in the business, financial condition, prospects, results of operations or properties of Community.

The obligations of Community to consummate the merger are also subject to the fulfillment of certain other conditions, including that there will not have occurred, between May 19, 2005 and the effective time of the merger, any material adverse change in the business, financial condition, prospects, results of operations or properties of Commerce.

Additionally, the consummation of the merger is subject to the performance of covenants, the execution and delivery of certain ancillary documents, the accuracy of representations and warranties and the receipt of various third-party consents, officers’ certificates and other documents.

If these and other conditions are not satisfied or waived, the merger agreement may be terminated. The merger agreement may also be terminated upon the occurrence of certain other events. See “—Termination.”

Nonsolicitation. Under the terms of the merger agreement, Commerce has agreed not to solicit, initiate or encourage any “competing transaction.” In addition, it has agreed (unless it determines, with advice of counsel, that its fiduciary duty requires otherwise) not to participate in any negotiations or discussions regarding, or furnish any information with respect to, or otherwise cooperate in any way in connection with, any effort or attempt to effect any competing transaction with or involving any person other than with Community, unless Commerce receives a bona fide offer from a person other than the parties to the merger agreement and subject to the fiduciary obligations of the Commerce Board of Directors. Commerce has agreed to promptly notify Community of the terms of any proposal which it may receive in respect of any competing transaction. The term “competing transaction” means any of the following involving Commerce:

•	a merger, consolidation, share exchange or other business combination;

•	a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets representing 25% or more of Commerce’s assets;

•	a sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock), representing 25% or more of the voting power of Commerce;

•	a tender offer or exchange offer for at least 25% of the outstanding shares of Commerce;

•	a solicitation of proxies in opposition to approval of the merger by Commerce’s shareholders; or

•	a public announcement of an unsolicited bona fide proposal, plan or intention to do any of the foregoing.

Any violation of these agreements by Commerce will result in Community having the right to terminate the merger agreement.

Expenses. If the merger agreement is terminated by Commerce because Community materially fails to satisfy its obligations or breaches its representations under the merger agreement, Community will be obligated to pay Commerce $500,000.

If the merger agreement is terminated by Community because Commerce materially fails to satisfy its obligations or breaches its representations under the merger agreement or because Commerce shareholders do not approve the merger, Commerce will be obligated to pay Community $500,000.

In the event that (i) the Board of Directors of Commerce fails to recommend approval of the merger agreement and the merger to the shareholders of Commerce or effects a “change in recommendation” (as defined in the merger agreement), and the merger agreement and the merger are not approved by the shareholders of Commerce by the requisite vote at the annual meeting, or (ii) a “competing transaction” (as defined above) occurs between May 19, 2005 and the time of the annual meeting and the shareholders of Commerce fail to approve the merger agreement and the merger under circumstances where the Board of Directors of Commerce continuously maintained its favorable recommendation of the merger agreement and the merger and if a definitive agreement relating to a competing transaction is executed by Commerce, or a competing transaction is consummated, in either case within 12 months after the termination of the merger agreement, then Commerce shall promptly pay Community $1,000,000.

Termination. The merger agreement may be terminated prior to the effective time of the merger:

•	by mutual consent of Community and Commerce;

•	by Community or Commerce if any material breach or default by the other party is not cured within 20 business days after notice thereof;

•	by Community or Commerce if any governmental or regulatory consent is not obtained by October 31, 2005 or if any governmental or regulatory authority denies or refuses to grant any approval, consent or authorization required to be obtained to consummate the transactions contemplated by the merger agreement unless, within 20 business days after such denial or refusal, all parties agree to resubmit the application to the regulatory authority that has denied or refused to grant the approval, consent or qualification requested;

•	by Commerce if any of the conditions to its performance of the merger agreement shall not have been met, or by Community if any of the conditions to its performance of the merger agreement shall not have been met, by October 31, 2005 or such earlier time as it becomes apparent that such conditions shall not be met;

•	by Community, if the shareholders of Commerce fail to approve the merger and the merger agreement by the requisite vote at the annual meeting; or

•	by Community, if Community’s “average closing price” is less than $24.00, subject to Commerce’s right to reinstate the agreement with a fixed exchange ratio of 1.3750 shares of Community for each share of Commerce.

Representations and Warranties. The merger agreement contains customary mutual representations and warranties by each party relating to, among other things: (1) incorporation, standing and power; (2) capitalization; (3) subsidiaries; (4) financial statements; (5) corporate authority; (6) litigation; (7) compliance with laws and regulations; (8) brokers and finders; (9) absence of material changes; (10) environmental matters; (11) Community Reinvestment Act; (12) governmental reports; (13) regulatory approvals; (14) performance of obligations; (15) licenses and permits; (16) undisclosed liabilities; (17) accounting records; (18) Bank Secrecy Act; (19) taxes; (20) insurance; (21) loan portfolio; and (22) operating losses.

In the merger agreement, Commerce makes additional representations and warranties relating to: (1) title to assets; (2) real estate; (3) employees; (4) employee benefit plans; (5) corporate records; (6) offices and ATMs; (7) power of attorney; (8) derivatives; (9) material contracts; (10) trust administration; (11) intellectual property; (12) indemnification; (13) investment securities and (14) certain interests.

The representations and warranties of the parties terminate as of the effective time of the merger.

Covenants; Conduct of Business Prior to Effective Time. The merger agreement provides that, during the period from May 19, 2005 until the effective time of the merger, Commerce will conduct its business only in the normal and customary manner and in accordance with sound banking practices and will not, without the prior written consent of Community, which will not be unreasonably withheld, take any of the following actions, among others:

•	issue any security except pursuant to the exercise of options outstanding as of the date of the merger agreement;

•	declare, set aside or pay any dividend or make any other distribution upon, or purchase or redeem any shares of its stock;

•	amend its articles of incorporation or its bylaws;

•	grant any general or uniform increase in the rate of pay of employees or employee benefits except in the ordinary course of business and consistent with past practice;

•	grant any promotions or increases on the pay rate of any employee, incentive compensation or employee benefits or pay any bonus, severance or similar payment to any person except in the ordinary course of business and consistent with past practice, or for certain retention bonuses provided for in the merger agreement;

•	make any capital expenditure in excess of $25,000, except for ordinary repairs, renewals and replacements;

•	compromise or otherwise settle or adjust any assertion or claim of a deficiency in taxes (or interest thereon or penalties in connection therewith); file any appeal from an asserted deficiency except in a form previously approved by Community in writing; file or amend any United States federal, foreign, state or local tax return without Community’s prior written approval, which approval shall not be unreasonably withheld; or make any tax election or change any method or period of accounting unless required by GAAP or applicable law;

•	grant, renew or commit to grant or renew any extension of credit or amend the terms of any such credit outstanding on the date hereof to any executive officer, director or principal shareholder, or to any corporation, partnership, trust or other entity controlled by any such person, except under certain circumstances and in amounts not exceeding $50,000 per person, and $100,000 in the aggregate;

•	enter into or consent to any new employment agreement or other benefit arrangement, or amend or modify any employment agreement or other benefit arrangement in effect on the date of the merger agreement;

•	grant any person a power of attorney or similar authority;

•	make any material investment by purchase of stock or securities, contributions to capital, property transfers or otherwise in any other company, except for federal funds or obligations of the United States Treasury, or investments made in the ordinary course of business consistent with past or established practice;

•	amend, modify or terminate, except in accordance with its terms, any material contract or enter into any material agreement or contract;

•	sell, encumber or otherwise dispose of any assets or release any claims, except in the ordinary course of business consistent with past practice;

•	take or cause to be taken any action which would prevent the transactions contemplated hereby from qualifying as tax free reorganizations under Section 368 of the Internal Revenue Code;

•	sell any investment security prior to maturity, except in the ordinary course of business;

•	change any of its basic policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, tax planning, personnel practices or other material aspects of its business;

•	settle any claim, action or proceeding involving any material liability for monetary damages or enter into any settlement agreement containing material obligations;

•	incur any indebtedness for borrowed money or assume, guaranty, endorse or otherwise as an accommodation become responsible for the obligations of any other person, except for (i) in connection with banking transactions with banking customers in the ordinary course of business, or (ii) short-term borrowings (30 days or less) made at prevailing market rates and terms; or

•	grant, renew or commit to grant or renew any extension of credit if such extension of credit, together with all other credit then outstanding to the same person and all affiliated persons, would exceed $250,000 on an unsecured basis and $500,000 on a secured basis subject to certain exceptions.

The merger agreement further provides that, during the period from May 19, 2005 until the effective time of the merger, Community will conduct its business only in the normal and customary manner and in accordance with sound banking practices and will not, without the prior written consent of Commerce, which will not be unreasonably withheld, take any of the following actions, among others:

•	amend its articles of incorporation or bylaws;

•	take or cause to be taken any action which would prevent the transactions contemplated hereby from qualifying as tax free reorganizations under Section 368 of the Internal Revenue Code; or

•	enter into or complete any transaction for (i) the acquisition, merger or consolidation of Community or Community Bank of Nevada where Community or Community Bank of Nevada, as the case may be, is not the surviving entity, (ii) the sale of all or substantially all of the assets of Community or Community Bank of Nevada, without making necessary and appropriate provision in the documents for such an acquisition, merger, consolidation or sale of assets for the consummation of the merger with Commerce and the other transactions contemplated by the merger agreement, or (iii) enter into an acquisition, merger or consolidation involving Community or Community Bank of Nevada, where such acquisition, merger or consolidation could result in the delay of closing the merger with Commerce beyond October 31, 2005; provided, however, the public or private sale of securities for cash consideration, the acquisition or disposition of loans or loan participations, investment securities and related activities in the ordinary course of the banking business shall not be prohibited by this provision.

The merger agreement also provides that each party will (1) use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the merger agreement as promptly as practical; and (2) obtain the consent of the other party before it issues any press release or makes any public statement with respect to the merger agreement or the transactions contemplated hereby.

The merger agreement also provides that each party will:

•	duly and timely file all required governmental reports;

•	periodically furnish to the other party certain information, loan reports and updates of information previously provided;

•	promptly notify the other party of certain communications from tax authorities, material litigation and any event which has had or may reasonably be expected to have a materially adverse effect on the financial condition, operations, business or properties;

•	provide access to the other party of certain information; and

•	use its reasonable efforts between the date of the merger agreement and the effective time of the merger to take all actions necessary or desirable, including the filing of any regulatory applications.

Amendment and Waiver. Subject to applicable law: (1) the merger agreement may be amended at any time by the action of the Boards of Directors of Community and Commerce without action by their shareholders pursuant to a writing signed by all parties to the merger agreement; and (2) the parties, by action of their respective Boards of Directors, may, at any time prior to the effective time, extend the performance of any obligation or action required by the merger agreement, waive inaccuracies in representations and warranties and waive compliance with any agreements or conditions for their respective benefit contained in the merger agreement.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

These pro forma combined figures are arithmetical combinations of Community’s and Commerce’s separate financial results modified to reflect certain merger-related adjustments. These presentations include an unaudited pro forma balance sheet as of March 31, 2005 prepared under the assumptions that (i) the transaction is accounted for using the purchase method of accounting, (ii) 50% of Commerce’s common stock is exchanged for Community stock with the remaining 50% of Commerce’s common stock exchanged for cash and (iii) the average closing price of Community stock is $26.66 resulting in value to Commerce shareholders of $33.00 per share. For purposes of illustration, the pro forma combined figures have been calculated using an implied exchange ratio of 1.2378 shares of Community common stock for each shares of Commerce common stock. Unaudited pro forma combined statements of income are also presented for the three months ended March 31, 2005 and the twelve months ended December 31, 2004. The unaudited pro forma combined balance sheet assumes the merger took place on March 31, 2005. The unaudited pro forma combined statements of income give effect to the merger as if it had occurred as of the beginning of the period. Certain assumptions associated with these statements are shown as footnotes to these pro forma financial statements.

The unaudited pro forma condensed combined financial statements are presented for information purposes only and you should not assume that the combined company would have achieved the pro forma combined results if they had actually been combined on the date or at the beginning of the periods presented.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The unaudited pro forma combined financial statements, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the benefits of expected cost savings or opportunities to earn additional revenue, nor do they reflect business integration costs which Community expects to incur and, accordingly, do not attempt to predict or suggest future results.

Community currently expects to consummate the merger in the third quarter or early in the fourth quarter of 2005, subject to the receipt of all required regulatory approvals and approval of shareholders of Commerce.

UNAUDITED PRO FORMA COMBINED

BALANCE SHEET

As of March 31, 2005

	Community Bancorp	Bank of Commerce	Pro Forma Adjustments		Pro Forma Combined
	(dollars in thousands, except per share data)
ASSETS:
Cash and cash equivalents	$16,592	$3,727	$—		$20,319
Federal funds sold	97,654	17,250	(20,704	)(a)	94,200
Investments:
Held-to-maturity at amortized cost;	1,915	—	—		1,915
Available-for-sale, at estimated fair value	90,540	21,820	—		112,360
Federal Reserve Bank & Federal Home Loan Bank stock, at cost	2,264	808	—		3,072
Loans held for investment	407,545	121,379	—		528,924
Less allowance for loan losses	(6,156)	(1,576)	—		(7,732)

Net loans held for investment	401,389	119,803	—		521,192
Premises and equipment, net	8,493	3,046	—		11,539
Accrued interest receivable	2,233	652	—		2,885
Other assets	1,535	150	—		1,685
Goodwill	—	—	22,770	(b)	22,770
Core deposit intangible assets	—	—	2,926	(b)	2,926
Deferred tax asset, net	2,468	237	—		2,705
Bank owned life insurance	9,318	—	—		9,318

Total assets	$634,401	$167,493	$4,992		$806,886

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Interest bearing	$403,462	$101,434	$—		$504,896
Non-interest bearing	131,650	36,686	—		168,336

Total deposits	535,112	138,120	—		673,232
Other borrowed funds	—	13,828	—		13,828
Junior subordinated debt	15,464	—	—		15,464
Accrued stock appreciation rights	2,086	—	—		2,086
Accrued expenses and other liabilities	2,432	533	—		2,965

Total liabilities	555,094	152,481	—		707,575

Stockholders’ equity
Common stock	7	11,444	(11,444	)(c)	8
			1	(d)
Additional paid-in capital	51,261	—	20,003	(d)	71,264
Accumulated other comprehensive income (loss)	(576)	(322)	322	(c)	(576)
Lest cost of treasury stock	(285)	—	—		(285)
Less notes receivable	(180)	—	—		(180)
Retained earnings	29,080	3,890	(3,890	)(c)	29,080

Total stockholders’ equity	79,307	15,012	4,992		99,311

Total liabilities and stockholders’ equity	$634,401	$167,493	$4,992		$806,886

See Accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA COMBINED

STATEMENT OF INCOME

For the Three Months Ended March 31, 2005

	Historical
	Community Bancorp	Bank of Commerce	Pro Forma Adjustments		Pro Forma Combined
	(unaudited) (dollars in thousands, except per share data)
Interest and dividend income:
Loans, including fees	$7,355	$2,354	$—		$9,709
Securities:	809	146	—		955
Federal funds sold and other	542	69	(138	)(e)	473

Total interest and dividend income	8,706	2,569	(138)		11,137
Interest Expense:
Deposits	1,942	427	—		2,369
Other borrowed funds	5	93	—		98
Junior subordinated debt	229	—	—		229

Total interest expense	2,176	520	—		2,696

Net interest income before provision for loan losses	6,530	2,049	(138)		8,441

Provision for loan losses	—	306	—		306

Net interest income after provision for loan losses	6,530	1,743	(138)		8,135

Other operating income:
Service charges and other income	242	142	—		384
Income from bank owned life insurance	124	—	—		124
Net gains on sale of loans	10	—	—		10

Total other operating income	376	142	—		518

Other operating expenses:
Salaries, wages and employee benefits	2,488	580	—		3,068
Stock appreciation rights	(328)	—	—		(328)
Occupancy, equipment & depreciation	360	200	—		560
Data processing	151	90	—		241
Professional fees	280	76	—		356
Foreclosed assets, net	(193)	—	—		(193)
Other expenses	665	179	105	(f)	949

Total other operating expenses	3,423	1,125	105		4,653

Income before taxes	3,483	760	(243)		4,000
Income taxes	1,101	258	(83	)(g)	1,276

Net income	$2,382	$502	$(160)		$2,724

Basic earnings per share	$0.35	$0.47			$0.36

Diluted earnings per share	$0.35	$0.41			$0.36

Average shares outstanding for basic earnings per share	6,749,250	1,069,398			7,499,573	(h)
Average shares outstanding for diluted earnings per share	6,871,261	1,223,910			7,621,584	(h)

See Accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA COMBINED

STATEMENT OF INCOME

For the Year Ended December 31, 2004

	Historical
	Community Bancorp	Bank of Commerce	Pro Forma Adjustments		Pro Forma Combined
	(unaudited) (dollars in thousands, except per share data)
Interest and dividend income:
Loans, including fees	$26,415	$7,701	$—		$34,116
Securities	2,855	661			3516
Federal funds sold and other	768	136	(550	)(e)	$354

	30,038	8,498	(550)		37,986

Interest Expense:
Deposits	6,054	1,542	—		7,596
Other borrowed funds	44	159	—		203
Junior subordinated debt	764	—	—		764

Total interest expense	6,862	1,701	—		8,563

Net interest income before provision for loan losses	23,176	6,797	(550)		29,423
Provision for loan losses	922	1,130	—		2,052

Net interest income after provision for loan losses	22,254	5,667	(550)		27,371

Other operating income:
Service charge and other income	991	536	—		1,527
Loan brokerage and referral fees	184	—	—		184
Income from bank owned life insurance	194	—	—		194
Realized gain(loss) on sale of securities—AFS	12	59	—		71
Net gains on sale of loans	108	—	—		108

Total other operating income	1,489	595	—		2,084

Other operating expenses:
Salaries, wages and employee benefits	8,619	2,092	—		10,711
Stock appreciation rights	2,095	—	—		2,095
Occupancy, equipment & depreciation	1,495	820	—		2,315
Data processing	558	257	—		815
Professional fees	359	158	—		517
Foreclosed assets, net	117	—	—		117
Other expenses	2,703	886	418 (f	)	4,007

Total other operating expenses	15,946	4,213	418		20,577

Income before taxes	7,797	2,049	(968)		8,878
Income taxes	2,376	689	(329	)(g)	2,736

Net income	$5,421	$1,360	$(639)		$6,142

Basic earnings per share	$1.13	$1.27			$1.11

Diluted earnings per share	$1.10	$1.19			$1.08

Average shares outstanding for basic earnings per share	4,798,922	1,069,398			5,549,245	(h)
Average shares outstanding for diluted earnings per share	4,940,977	1,137,911			5,691,300	(h)

See Accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

March 31, 2005 and December 31, 2004

(Amounts in thousands, except per share amounts)

Note 1—Basis of Presentation

The merger will be accounted for using the purchase method of accounting.

Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” requires the purchase method of accounting for business combinations. SFAS No. 142, “Goodwill and Other Intangible Assets” establishes standards for goodwill acquired in a business combination and sets forth methods to periodically evaluate goodwill for impairment at least annually. The purchase method of accounting for business combinations requires that the assets acquired and liabilities assumed are recorded at their respective estimated fair market values as of the closing date. The excess of the total acquisition cost over the sum of the assigned fair values of the tangible and identifiable intangible assets acquired, less liabilities assumed, should be recorded as goodwill and evaluated for impairment thereafter at least annually. Financial statements of Community issued after the consummation of the merger are required to reflect those values, as well as the results of operations of the combined company beginning after the closing date of the merger. Financial statements of Community issued prior to the consummation of the merger will not be restated to reflect Commerce historical financial condition or results of operations.

The unaudited pro forma combined statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004 give effect to the merger as if the merger had occurred on January 1, 2005 and 2004, respectively.

The unaudited pro forma combined balance sheet as of March 31, 2005 gives effect to the merger as if the merger had occurred at March 31, 2005.

The unaudited pro forma financial data is based on preliminary estimates and various assumptions that Community management and Commerce management believe are reasonable in these circumstances. The unaudited pro forma adjustments reflect transaction-related items only and are based on currently available information. Purchase price allocations and related amortization, accretion and depreciation periods will be based on final appraisals, evaluations and estimates of fair values. As a result, actual asset and liability values established and related operating results, including actual amortization and accretion, could differ materially from those reflected in the unaudited pro forma combined financial statements. No estimates of business integration costs or anticipated cost savings, potential revenue enhancements or synergies that Community or Commerce expect to realize in connection with the merger have been reflected in the unaudited pro forma combined financial statements. The unaudited pro forma combined financial statements do not reflect the impact of conforming Commerce accounting policies to those of Community, as the impact, if any, has not yet been determined.

Note 2—Merger Consideration

Under the terms of the merger agreement and assuming an “average closing price” of $26.66, Community expects to issue approximately 750,323 shares of common stock and an aggregate $20 million in cash for the 1,069,398 outstanding shares of Commerce common stock and 222,100 existing options held by Commerce management and directors. Based on an implied exchange ratio of 1.2378 shares (as of March 31, 2005) of Community stock, it is contemplated that the transaction will be comprised of 50.0 percent cash and 50.0 percent stock, and will qualify as a tax-deferred reorganization. Based upon an assumed average closing price of $26.66 of Community’s common stock, the total fair value of the merger consideration at that date was approximately $40 million, as set forth in Note 3 below.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS—(Continued)

March 31, 2005 and December 31, 2004

(Amounts in thousands, except per share amounts)

Note 3—Purchase Price and Acquisition Costs

Community has estimated the relative fair value of Commerce net assets in order to determine a preliminary allocation of the purchase price to the net assets to be acquired. For purposes of the accompanying unaudited pro forma condensed combined financial statements, the excess of the purchase price over the book value of net assets to be acquired has been estimated as follows:

Estimated fair value of approximately 750,323 shares of Community common stock expected to be issued:	$20,004	50.0%
Cash	20,004	50.0%

Total merger consideration	40,008
Estimated Community acquisition costs (1):
Merger-related compensation and severance	250
Other Merger-related expenses	50
Professional services	400

Total acquisition costs	700

Estimated total purchase price	40,708
Less book value of Bank of Commerce net assets to be acquired	15,012

Preliminary excess of purchase price over book value of net assets to be acquired	$25,696

(1)	“Estimated Community acquisition costs” do not include any merger related expenses incurred by Commerce.

The pro forma purchase price calculation shown above is subject to change between March 31, 2005 and the closing date of the merger as a result of the following items:

•	the possible change in the price of Community stock

•	the actual acquisition costs incurred by Community, and

•	final appraisals, evaluations and estimates of fair value.

The appraisal and purchase price allocation are expected to be finalized within one year after completion of the merger.

Community anticipates, based on preliminary plans and estimates, that approximately $700,000 in costs will be incurred in connection with the merger and will be included as part of the purchase price of the merger, as set forth above.

In addition to the above transaction costs, Community expects to incur integration costs of approximately $425,000 before taxes (approximately $280,000 after taxes). These estimated costs are primarily comprised of information technology conversion costs and upgrades and branch improvements. These amounts are not reflected in the pro forma combined statements of operations. Such costs will be included in Community reported results of operations subsequent to the closing date of the merger.

Note 4—Pro Forma Adjustments

(a)	To reflect the cash portion of the purchase price and estimated transaction and merger related costs of approximately $20.0 million and approximately $700,000, respectively, as set forth in Note 3 above.

(b)	To reflect the goodwill and core deposit intangible to be recognized as a result of the merger, of $22.8 million and $2.9 million.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS—(Continued)

March 31, 2005 and December 31, 2004

(Amounts in thousands, except per share amounts)

(c)	To reflect the elimination of Commerce equity components.

(d)	To reflect the (1) fair value of approximately 534,699 shares of Commerce common stock which exchanges into 661,850 shares of Community and (2) 88,473 shares issued in exchange for the cancellation of 111,050 vested options of directors and employees of Commerce at an initial exchange ratio of 1.2378 based on a price of $26.66 (the average closing price, further described on page ), less weighted average exercise price of $11.76.

(e)	To reflect the estimated reduction in interest income assuming federal funds sold were utilized for the cash portion of the merger consideration and acquisition costs.

(f)	To reflect the amortization of the core deposit intangible in other operating expense amortized utilizing the straight-line method assuming an estimated life of approximately 7 years.

(g)	To reflect the impact of income taxes associated with these pro forma adjustments to operating results at a 34% combined effective income tax rate.

(h)	Pro forma basic earnings per share were calculated using Community historical shares outstanding for the periods presented and the expected issuance of 661,850 shares of Community common stock plus 88,473 the net shares given to option holders.

COMMUNITY BANCORP STOCK

General

Community’s articles of incorporation, as amended, authorize it to issue up to 10,000,000 shares of common stock, $0.001 par value. There were 6,789,222 shares of common stock issued and 6,754,847 shares of common stock outstanding at May 19, 2005. In addition, at May 19, 2005, options to purchase 224,896 shares of Community common stock have been granted (as adjusted), but have not been exercised, pursuant to its previous stock option plan, and its recent 2005 Equity Based Compensation Plan. There are 1,012,538 shares (as adjusted) remaining available for future grant pursuant to the 2005 Equity Based Compensation Plan. Community’s shares do not represent or constitute deposit accounts and are not insured by the FDIC.

Common Stock

Dividends. Community shareholders are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of funds legally available for such purpose. Community is a legal entity separate and distinct from Community Bank of Nevada. Because Community is a holding company with no significant assets other than Community Bank of Nevada, Community will be dependent upon dividends from Community Bank of Nevada for cash with which to pay dividends when, and if, Community’s dividend policy changes. Accordingly, Community’s ability to make dividend payments to shareholders is subject to statutory and regulatory restrictions that apply to Community Bank of Nevada. A Nevada banking corporation, such as Community Bank of Nevada, may not declare a dividend until (a) the surplus fund of the bank equals its initial stockholders’ or members’ equity, not including its initial surplus fund, (b) there has first been carried to the surplus fund 10 percent of the previous year’s net profit, and (c) the bank complies with the requirements set forth in NRS 661.025. However, in general the directors of a Nevada state bank that maintains the issuance of deposits required pursuant to the provisions of the Federal Deposit Insurance Act may declare a dividend or make a distribution of so much of the net profits of the bank as they determine is expedient. The Nevada Division of Financial Institutions may also restrict the payment of dividends under its general supervisory and enforcement powers.

Voting Rights. Each share of common stock is entitled to one vote on all matters presented for a vote. Cumulative voting for the election of directors is not authorized.

Preemptive Rights. Community’s articles of incorporation provide that holders of shares of common stock shall not have any preemptive right (i.e. the right of first refusal to acquire shares offered by Community Bancorp) to acquire unissued shares of capital stock of Community Bancorp.

Other Rights. Community’s shares of common stock have no liquidation rights or conversion rights, and its articles of incorporation contain no provisions regarding the redemption of the common stock, nor any sinking fund provisions.

Assessment. Shares of Community Bancorp common stock are not assessable.

Articles of Incorporation and Bylaws

Shareholders’ rights and related matters are governed by Community’s articles of incorporation, bylaws and Nevada law. Community’s articles of incorporation may not be amended without the affirmative vote of at least a majority of the outstanding shares unless a greater amount is required by law. Subject to the approval of the Division of Financial Institutions for the State of Nevada, if such approval is required, Community’s bylaws may be amended by either the Board of Directors or by the affirmative vote of a majority of our outstanding voting shares.

Board of Directors

Community’s bylaws provide that the number of directors must fall within a range between five and 25, the exact number to be fixed by resolution of the Board of Directors. The Board of Directors has set the current size of the Board at six persons. Each director is appointed for a term of one year until his or her successor is appointed and qualified.

Indemnification

Indemnification. Community’s articles of incorporation and bylaws contain provisions for the indemnification of its officers and directors, and authorize it to pay reasonable expenses incurred by, or to satisfy a fine or judgment against, a current or former director, officer, employee or agent in connection with certain types of legal liability incurred by the individual while acting for Community within the scope of his or her employment, except for acts or omissions that are finally adjudged to be intentional misconduct, fraud, or a knowing violation of law and was material to the cause of action. The indemnification provided for in Community’s articles of incorporation is not exclusive of any other rights to which those indemnified may be entitled under any bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

Limitation of Liability. Nevada state law contains provisions eliminating the personal liability of directors and officers to Community or its shareholders for damages for breach of fiduciary duty as a director or officer, except for acts or omissions involving intentional misconduct, fraud, or a knowing violation of law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of Community pursuant to the foregoing provisions, Community has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Defensive Provisions of Nevada Law

Certain provisions of the Nevada Revised Statutes, or the NRS, summarized below, may be considered to have an anti-takeover effect and may delay, deter, or prevent a tender offer, proxy contest or other takeover attempt that shareholders might consider to be in their best interest, including such an attempt that might result in the payment of a premium over the market price of the shareholders’ shares.

Community is not subject to the NRS provisions, which are commonly referred to as Nevada’s “business combination law” (codified in NRS Sections 78.411 through 78.444), or the BCL, since it has opted out of the provisions of such law. However, Community Bancorp has not opted out of the NRS provisions which are commonly referred to as the “control share law” (codified in NRS Sections 78.378 through 78.3793), or the CSL, and, such provisions apply while Community has 200 or more shareholders of record, at least 100 of whom are in Nevada.

The BCL provides, among other things, for restrictions on business “combinations” (as broadly defined in the BCL) between a corporation and a person (individually or in association with others) who is deemed an “interested stockholder” because such person (i) has acquired ten percent or more of the voting power of the corporation’s shares or (ii) has certain affiliations or associations with the corporation and previously owned ten percent or more of such voting shares. Such business combinations are prohibited for a three-year period specified by the BCL unless certain prior approvals by the corporation’s Board of Directors have been obtained. After expiration of the three-year period, such business combinations are still prohibited unless certain prior approvals by the corporation’s Board of Directors or disinterested shareholders have been obtained or certain fair value requirements are met.

The CSL provides, among other things, that a person (individually or in association with others) who acquires a “controlling interest” (which, under the definition in the CSL, can be as small as 20% of the voting power in the election of directors) in a corporation will obtain voting rights in the “control shares” only to the extent such rights are conferred by a vote of the disinterested shareholders. In addition, in certain cases where the acquiring party has obtained such shareholder approval for voting rights, shareholders who voted against conferring such voting rights will be entitled to demand payment by the corporation of the fair value of their shares.

Defensive Provisions in Articles or Bylaws

Community’s bylaws provide certain procedures that must be complied with in order for a shareholder to propose a nominee for director, to be considered by our nominating committee. These provisions contain time limits and informational requirements that must be complied with in order to make such nominations.

Community’s articles of incorporation prohibit cumulative voting in the election of directors. Cumulative voting may facilitate a shareholder or group of shareholders in electing one or more candidates to our Board of Directors in opposition to our slate of proposed directors.

Community’s articles of incorporation authorize the issuance of 10,000,000 shares of common stock. The shares of common stock were authorized to provide our Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, and the exercise of employee stock options. However, these additional authorized shares may also be used by the Board of Directors, to the extent consistent with its fiduciary duty, to deter future attempts to gain control of Community. As a result of the ability to issue additional shares of common stock, the board has the power to issue stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of Community, and thereby allow members of management to retain their positions.

The provisions described above may be considered to have an anti-takeover effect and may delay, defer or prevent a tender offer or other takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including such an attempt as might result in the receipt of a premium over the market price for the shares of common stock held by such shareholder.

COMPARISON OF COMMUNITY COMMON STOCK

AND COMMERCE COMMON STOCK

As a result of the merger, many of the holders of Commerce common stock will become shareholders of Community, a Nevada corporation. As a holder of Community common stock, you will have similar (but not identical) rights to those that you currently have with your shares of Commerce common stock.

The discussion below is a summary of various rights of shareholders, it is not intended to be a complete statement of all rights. The discussion is qualified in its entirety by reference to the articles of incorporation of Community and the articles of incorporation of Commerce as well as the provisions of Nevada and relevant federal law.

Authorized Capital Stock

Commerce’s articles of incorporation provide for 2,000,000 authorized shares of common stock with no par value. At May 19, 2005, there were 1,069,398 shares of such stock outstanding. Commerce’s articles of incorporation do not provide for another class of stock.

Community’s articles of incorporation provides for 10,000,000 shares of authorized common stock with a par value of $0.001 per share of which, at May 19, 2005, there were 6,754,847 shares outstanding.

Issuance of Common Stock

Under Community’s articles of incorporation and Commerce’s articles of incorporation, shares of common stock may be issued from time to time by their Boards of Directors without the approval of the shareholders.

Liquidation Rights

In the event of liquidation, holders of common stock of Community and Commerce are entitled to similar rights to assets distributable to shareholders on a pro rata basis after satisfaction of liabilities.

Redemption Rights

Commerce and Community are empowered by Nevada law to buy their shares of stock from their shareholders at the mutual accord of the shareholder and the respective company.

Preemptive Rights

Neither Community’s articles of incorporation nor Commerce’s provide for preemptive rights.

Voting Rights

Each share of Commerce common stock and each share of Community common stock is entitled to one vote per share. Commerce’s articles of incorporation provide for cumulative voting in the election of directors. Community’s articles of incorporation prohibit cumulative voting in the election of directors.

Cumulative voting entitles a shareholder to vote as many votes as equals the number of shares the shareholder owns multiplied by the number of directors to be elected. A shareholder may cast all his votes for a single candidate or distribute such votes among any or all of the candidates.

Shareholder Action without a Meeting

Commerce’s bylaws provide that any action that is required or permitted to be taken by shareholders at an annual or special meeting may be taken by a written consent signed by the shareholders of the outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, except as to the election of directors, in which case all shareholders must sign such consent.

Community’s articles and bylaws are silent on taking shareholder action without a meeting. However, Nevada law provides that in the absence of a provision to the contrary in a company’s articles of incorporation or the bylaws, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by shareholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

Shareholder Vote on Business Combinations

In general, approval of a business combination (a merger or sale of assets) involving Commerce or Community requires the approval of a majority of the Board of Directors as well as a favorable vote of not less than a majority of the outstanding shares.

Special Meetings of Shareholders

Commerce’s bylaws provide that a special meeting of the shareholders may be called by, among others, a holder or holders of 33 1/3% or more of the outstanding voting shares.

Community’s bylaws provide for a lower percentage (25% or more) of the outstanding voting shares.

Dividends

A Nevada banking corporation, such as Commerce, may not declare a dividend until (a) the surplus fund of the bank equals its initial stockholders’ or members’ equity, not including its initial surplus fund, (b) there has first been carried to the surplus fund 10 percent of the previous year’s net profit, and (c) the bank complies with the requirements set forth in NRS 661.025. However, in general the directors of a Nevada state bank that maintains insurance of deposits required pursuant to the provisions of the Federal Deposit Insurance Act may declare a dividend or make a distribution of so much of the net profits of the bank as they determine is expedient. The Nevada Division of Financial Institutions may also restrict the payment of dividends under its general supervisory and enforcement powers.

Under Nevada law, a corporation (such as Community) may not pay a dividend if, after giving effect to the dividend, (i) the corporation would not be able to pay its debts as they become due, or (ii) the corporation’s assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the dissolution rights of an preferred shareholders. Additionally, Community’s junior subordinated debt agreement contains a provision that prohibits its paying dividends if Community has a deferred payment of interest on outstanding trust preferred securities. Moreover, Community is a legal entity separate and distinct from Community Bank of Nevada. Because Community is a holding company with no significant assets other than Community Bank of Nevada, Community will be dependent upon dividends from Community Bank of Nevada for cash with which to pay dividends when, and if, Community’s dividend policy changes. Accordingly, Community’s ability to make dividend payments to our shareholders is subject to statutory and regulatory restrictions that apply to Community Bank of Nevada, which are the same as those discussed immediately above relating to Commerce.

Amendment to Charter and Bylaws

In general, Commerce’s articles of incorporation and bylaws may be amended by a favorable vote of the majority of the outstanding voting stock. Under most circumstances, the bylaws of a Nevada state bank may also be amended by the board of directors.

Amendments to Community’s articles of incorporation require the approval of a majority vote of Community’s Board of Directors, or by a majority of the outstanding shares of Community’s voting stock. Community’s bylaws may be amended by a majority vote of the Board of Directors or the affirmative vote of a majority of the total votes eligible to be voted at a duly constituted meeting of shareholders.

Board of Directors

Commerce’s articles of incorporation provide that the number of directors shall not be less than five nor more than nine with the exact number fixed by a resolution of the board or shareholders. The number of directors has been fixed at nine.

Community’s articles of incorporation provide that the number of directors shall be not less than five nor more than 25 with the exact number of directors fixed by a resolution of the board. The number of directors has been fixed at six.

Directors of Commerce and Community are elected annually for a one year term.

In general, the removal of a director in a Nevada banking corporation or the removal of a director of Community requires a vote of a majority of the shareholders at a meeting.

Nomination to the Board of Directors

Commerce’s articles of incorporation require shareholders to comply with certain prior notice provisions in connection with the nomination of persons to become directors of Commerce. Failure to comply with these provisions may result in the nomination being disregarded.

Community’s bylaws contain similar prior notice provisions. Failure to comply with these provisions will result in the nomination being disregarded.

Dissenters’ Rights

Shareholders of a Nevada banking corporation which will not survive a merger or consolidation are entitled to dissenters’ rights substantially in the form described in “THE MERGER—Dissenters’ Rights.”

The dissenters’ rights available to shareholders of Community, a Nevada corporation, are the same as those available to Commerce shareholders.

Limitation of Personal Liability of Directors and Officers

Nevada state law contains provisions eliminating the personal liability of directors and officers to Community or its shareholders for damages for breach of fiduciary duty as a director or officer, except for acts or omissions involving intentional misconduct, fraud, or a knowing violation of law.

As a Nevada banking corporation, Commerce’s directors and officers enjoy a similar limitation of liability.

INFORMATION ABOUT COMMUNITY AND COMMUNITY BANK OF NEVADA

Community Bancorp

Community Bancorp is the bank holding company for Community Bank of Nevada, a Nevada chartered bank headquartered in Las Vegas. Community, through Community Bank of Nevada, delivers an array of commercial bank products and services with an emphasis on customer relationships and personalized service. At March 31, 2005, Community had total assets of $634 million, gross loans of $410 million, total deposits of $535 million and stockholders’ equity of $79 million. Measured by total assets, Community is one of the largest publicly-traded Nevada community banks.

Community was formed in 2002, and as a result, Community Bank of Nevada became its wholly owned subsidiary and shareholders of Community Bank of Nevada became shareholders of Community. Community Bank of Nevada was organized in July 1995 by local community leaders and experienced bankers with the mission of providing superior community banking services to the greater Las Vegas area.

Community has five full service branches, four located in Las Vegas and one located in Henderson. In 1995, the first office, now the Rainbow Office, commenced operations. In 1997, the Maryland Parkway Branch opened in central Las Vegas followed by the opening of the Summerlin Branch in 1999. In 2000, the Green Valley Branch opened marking expansion into Henderson, a high growth suburb of Las Vegas. In 2002, Community opened its City Centre Branch in downtown Las Vegas. Community expects to open its sixth branch at the intersection of Interstate 215 and Russell Road in the second half of 2005. Community also recently opened two loan production offices, one in San Diego, California, and the other in Phoenix, Arizona.

Community focuses on meeting the commercial banking needs associated with the population and economic growth of the greater Las Vegas area. Community’s customers are generally small- to medium-sized businesses that require highly personalized commercial banking products and services that it delivers with an emphasis on relationship banking. Community believes that its customers prefer locally managed banking institutions that provide responsive, personalized service and customized products. A substantial portion of Community’s business is with customers who have long-standing relationships with its officers or directors or who have been referred to Community by existing customers.

Historically, Community has focused its lending activities on commercial real estate loans, construction loans and land acquisition and development loans, which comprised 79.6% of its loan portfolio at March 31, 2005. While this continues to be a large part of its business, Community see significant opportunities in growing its commercial and industrial, or C&I, loans, and Small Business Administration, or SBA, loans. On the deposit side, Community has focused on attracting low cost core deposits, with particular emphasis on growing non-interest bearing demand deposits. Non-interest bearing demand deposits were 24.6% of Community’s total deposits at March 31, 2005 compared to 18.1% at December 31, 2000.

Community’s most recent significant event is the successful conclusion of its initial public offering (“IPO”) and concurrent listing of its common stock on the Nasdaq National Market in the fourth quarter of 2004. In the offering Community raised $ 39.3 million, net of expenses, and certain selling shareholders received net proceeds of $16.5 million.

Community’s headquarters is located at its downtown branch at 400 South 4th Street, Las Vegas, Nevada 89101 and its telephone number is (702) 878-0700. Community maintains a website at www.communitybanknv.com. Information contained on Community’s website is not incorporated herein.

Strategy

Community strives to be a high performing community bank holding company for the long-term benefit of its shareholders, customers and employees. The key elements of Community’s strategy are to:

Growth Strategies

•	Expand its franchise through acquisition or the establishment of new branches or banks in high growth markets, such as the greater Las Vegas area, or similar high growth markets in Arizona and California. Community plans on opening a sixth branch in the second half of 2005 in Las Vegas and its strategic plan currently calls for one additional branch per year through 2009. In addition, Community recently opened two loan productions offices in San Diego, California, and Phoenix, Arizona.

•	Being a public company with a common stock that is quoted and traded on a national stock market. In addition to providing access to growth capital, Community believes a “public currency” provides flexibility in structuring acquisitions and will allow Community to attract and retain qualified bankers through equity-based compensation. Community’s IPO and concurrent listing on the Nasdaq National Market in the fourth quarter of 2004 helped put this strategy into action.

•	Expand its commercial and SBA lending portfolio in an effort to diversify its customer base, increase the average maturity of Community’s loan portfolio and increase non-interest income. Community expects to diversify its commercial loan portfolio by participating in select syndicated credits originated by other lenders and to expand its SBA portfolio by expanding Las Vegas operations, as well as by opening additional loan production offices in other high growth markets.

•	Continue to grow Community’s real estate lending activities by providing competitive commercial real estate loans, construction loans, and land acquisition and development loans. With the additional capital provided by Community’s IPO, it has the ability to originate larger loans to new and existing customers.

•	Hire and retain, experienced and qualified employees to support planned expansion of Community’s business activities. In the short term, Community is focused on expanding its SBA team.

Operating Strategies

•	Maximize revenue opportunities by using a pricing model together with specific incentives that increases the overall profitability of each customer relationship. The pricing model assists Community’s lenders and business development officers in achieving a “hurdle” rate that maximizes return on equity associated with each customer. For loans, the model has placed added emphasis on risk and return. For deposits, the model has helped drive an increase in non-interest bearing deposits, as well as focus Community on actively managing its certificate of deposit, or CD, program to decrease the percentage of its deposit mix represented by CDs.

•	Enhance Community’s risk management functions by pro-actively managing sound procedures and committing experienced human resources to this effort. Community seek (i) to identify risks in all functions of its business, including credit, operations and asset and liability management, (ii) to evaluate such risks and their trends and (iii) to adopt strategies to manage such risks based upon its evaluations.

•	Maintain high asset quality by continuing to utilize rigorous loan underwriting standards and credit risk management practices.

•	Continue to actively manage interest rate and market risks by closely matching the volume and maturity of Community’s rate sensitive assets to its interest sensitive liabilities in order to mitigate adverse effects of rapid changes in interest rates on either side of Community’s balance sheet.

Market Area

Community operates in Clark County, Nevada. Community believes that the economic growth in Clark County, the population growth and the accompanying need for infrastructure presents the following significant opportunities:

•	Deposit Growth Opportunities. According to the FDIC, deposits in Clark County grew from $11 billion to $29 billion between June 1999 and June 2004, a compound annual growth rate of 20%.

•	Loan Growth Opportunities. Increased residential and commercial development as well as the infrastructure growth in Clark County has offered more and larger lending opportunities for Community.

For a detailed discussion of Community’s market area see “INFORMATION ABOUT MARKET AREA, COMPETITION, AND SUPERVISION AND REGULATION—Market Area.”

Business Activities

Community provides banking services throughout its primary market area to small-to medium-sized businesses (generally representing businesses with annual revenues of less than $50 million). Many of these small- to medium-sized businesses provide goods and services, directly or indirectly, to the development of the infrastructure in and around the greater Las Vegas area that services the growing population. Community’s customers include developers, contractors, professionals, distribution and service businesses, local residential home builders and manufacturers. Community also provides a broad range of banking services and products to individuals, including personal checking and savings accounts and other consumer banking products, including electronic banking.

In 2003, Community implemented a pricing model that places an equal emphasis on the management of the pricing of both loans and deposits and measures the overall profitability of a relationship. Community believes that, along with other marketing efforts, the use of this pricing model has made a significant contribution to the growth of lower cost deposits, and more particularly, the growth of non-interest bearing deposits. Prior to 2003, Community priced almost exclusively according to market competitive factors. Community believes that such a practice did not adequately address risk and return.

Both lending personnel and the business development staff who have a primary emphasis on deposit growth utilize this program to determine pricing for products. Some of the applications are summarized below:

•	Lending. Senior management establishes a minimum return on equity “hurdle” rate for each particular loan type, which is influenced by the pricing of credit and the revenue derived from various deposits generated. Community pays incentives to its lenders based on maximizing the relationship return on equity. Community has found that the lenders have become far more conscientious about pricing credit, as well as their ability to secure low cost deposits. Additionally, the model has placed added emphasis on risk and return. The credit risk rating influences the costs associated with the credit and therefore influences pricing when additional risk is assumed.

•	Deposits. Community has a very active business development culture and has developed a specific incentive plan for deposit gathering. The pricing model takes into account the interest expense associated with a deposit relationship and through transfer pricing helps determine the profitability of a deposit relationship. Since non-interest bearing deposits have no interest expense associated with them, the return on equity is high for that product and thus, the payout incentive to the business development staff is high.

Management has instructed all lending personnel to utilize variable rate pricing of loans whenever possible. A small percentage of borrowers have been granted fixed rate pricing. When fixed rate pricing is extended, two objectives must accompany such a commitment. First, the initial return on equity of the credit commitment must be greater than what would be expected on a variable rate commitment, and, secondly, it is deemed highly probable that the relationship will produce additional revenue opportunities from the utilization of other bank products.

Community originates a variety of types of loans, including commercial real estate loans, secured and unsecured C&I loans, residential real estate loans, SBA loans, and to a lesser extent consumer based loans. In addition to direct loan origination, Community also utilizes its relationships within the banking industry to participate in syndicated loans and participation loans that fit its criteria. The amount of Community’s syndicated loans, at March 31, 2005 constituted less than 2% of its total loan portfolio and the amount of its participation loans at March 31, 2005 constituted approximately 15% of Community’s total loan portfolio. When Community considers the purchase of an interest in a syndicated loan or a loan participation, Community applies its existing policies and procedures to the credit. Proven cash flow and an independent secondary source of repayment remain as the critical measurements of credit risk.

Once Community has booked an interest in a loan syndication or purchased a participation interest in a loan, it strives to apply the same monitoring and credit quality assessment as it does for credits that it originates. These monitoring and assessment procedures include review of information supplied by borrowers pursuant to loan agreements as well as both internal and external loan review of the credit. To date, Community has not suffered any loss on a loan purchased from another originator. Although Community is seeking to expand the amount of syndicated loans in its portfolio, Community expects that its own originations will continue to be the primary source of loan growth.

Community’s customers are generally comprised of the following groups:

•	Real estate developers in need of land, construction and permanent financing for commercial and residential developments.

•	Small-to medium-sized businesses in need of secured and unsecured lines of credit or permanent C&I loans.

•	Professionals and professional firms, such as architectural, engineering and law firms in need of operating facilities.

Community manages its loan portfolio to provide for an adequate return, through its pricing model, but also to provide a diversification of risk. Historically, Community has maintained very high asset quality. Community’s lending activities are concentrated in four main categories, as described below.

Commercial Real Estate Loans. Community has a strong focus in the origination of commercial real estate loans. Community’s commercial real estate loans fall into three sub-categories—raw land, construction and term loans on completed projects. Construction and acquisition and development lending currently constitutes approximately 35% of total commercial real estate loans at March 31, 2005. Raw land loans and term loans on completed projects constituted approximately 15% and 50%, respectively, of total commercial real estate loans at March 31, 2005.

To manage Community’s concentration of loans in commercial real estate and the inherently higher risk of construction lending (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Allowance for Loan Losses”), Community seeks diversification through maintaining a broad base of borrowers and by adjusting exposure to property types based on overall strength in a particular sector, which includes a variety of factors such as vacancy trends. During the past several years, the retail segment of the market has been strong, with low vacancies, while other segments of the CRE market have experienced weaker fundamentals. Currently, a large portion of Community’s portfolio is in the retail sector. As of March 31, 2005, Community’s CRE loan portfolio, including construction loans, was comprised of the following property types:

Loan Type	$ Outstanding	% of Loan Portfolio
	(In million)
Retail	$118	29%
Office	$81	20%
Industrial	$28	7%
Hotel/Casino	$24	5%
Restaurant/Bar	$8	2%
Other	$12	3%

Total	$271	66%

Community generally underwrite loans with a minimum equity position of 25% (or a maximum loan to value of 75%) and a minimum debt coverage ratio of 1.25:1. Community also seeks to lend to developers who have already entered into leases for the subject property, however, Community is willing to provide loans for speculative development but only if the borrower has the ability to service the debt without the anticipated success of the subject property and can demonstrate such ability to Community’s satisfaction.

Community has also increased its focus on owner occupied real estate. Consistent with its strategic plan to reduce cost of funds, Community has found this often includes many core business opportunities with professionals such as attorneys, engineers, architects, doctors and dentists. These types of businesses also provide reliable depository relationships.

Community has been active in both the construction lending and permanent financing of its CRE portfolio. Construction and raw land loans are short term in nature and generally do not exceed 18 months. Permanent commitments are primarily restricted to no greater than 10 year maturities with rate adjustment periods every 36 months when fixed commitments exist.

Commercial and Industrial Loans. Community offers a variety of commercial loan products including lines of credit for working capital, term loans for capital expenditures and commercial stand-by letters of credit. As of March 31, 2005, Community had $59 million of C&I loans outstanding and C&I commitments of $41 million. Lines of credit typically have a 12 month commitment and will be secured by the trading asset that is being financed. In cases of larger commitments, a borrowing base certificate may be required to determine eligible collateral and advance parameters. Term loans seldom exceed 60 months, but in no case, exceed the depreciable life of the tangible asset being financed.

Community is a “Preferred Lender” with the Small Business Administration, or SBA. Community’s strategic plan calls for a much greater future commitment to this product line. Community offers both SBA 7a loans and SBA 504 programs. Under the 7a Program, loans up to $150,000 are guaranteed up to 85% by the SBA. Under current SBA guidelines, 7a loans in excess of $150,000 but not in excess of $2,000,000 are guaranteed up to 75% by the SBA. Generally, this guarantee may become invalid only if the loan does not meet the SBA documentation guidelines. Community just recently elected to sell the guaranteed portion of its 7a loans. Subject to balance sheet needs, Community anticipates strong growth in this product and a continued philosophy to increase non interest income by selling these assets. Community will continue to service the loans for a fee.

In 2002, Community introduced its Express Loan program. All commercial credits less than $200,000 are underwritten by this department. Community utilizes credit scoring software to assist it with the credit decision process. This has resulted in far greater efficiency. Borrowers realize a 24-hour turn around time on loan decisions and have been willing to pay a premium for this service.

Residential Real Estate Loans. The majority of new home construction in the greater Las Vegas area is conducted by the large national/regional home builders that have direct access to capital markets. Community has selectively participated with some of the small local home builders that continue to have success with in-fill parcels that have demonstrated high demand. As of March 31, 2005, Community’s residential real estate loan portfolio was comprised of $77 million in loans, including both acquisition and development loans, $18 million in raw land loans and new home construction totaling $38 million. These commitments extend up to 18 months and include both acquisition and development loans and new home construction. Community does not participate in permanent mortgage financing in this segment, because it considers single family mortgage lending to be a commodity business.

Consumer Lending. Community has used consumer credit as a complementary product to its primary product line. Community’s approach to consumer credit is as a “value added” product for business customers.

Community offers competitively priced products with an emphasis in the marketing towards the business owner and the work force of that client. Community’s product line includes home equity credit lines, automobile loans, personal lines of credit and home improvement loans.

Lending and Credit Policies

The Board of Directors of Community Bank of Nevada establishes its lending policies. The three key principles of its lending policies are (1) debt service coverage, (2) risk rating system and pricing for risk and (3) managed concentration levels.

Debt Service Coverage. Community’s risk management philosophy is to extend credit only when an applicant has proven cash flow to service the proposed debt. Additionally, it is generally necessary for the applicant to demonstrate an independent secondary source of repayment.

Risk Rating System and Pricing for Risk. Community has a risk rating system of eight categories that clearly define the fundamentals for each risk rating. At the time of origination, the underwriter assigns a risk rating and then it is reviewed periodically by credit administration. Community uses this system to manage levels of risk, pricing and forward thinking strategy for future extensions of certain loan categories. Community introduced a relationship pricing model in 2003, which integrates the risk rating system and promotes the origination of highly profitable loans.

Managed Concentration Levels. Community has established minimum levels of return on equity that varies by product type and concentration levels. Community actively manages its pricing model, so that it has control over concentrations in certain types of credits, so that if it nears a policy guideline, it can adjust the hurdle rates based on perceived concentration risk.

If a credit falls outside of the guidelines set forth in Community’s lending policies, the loan is not approved until it is reviewed by a higher level of credit approval authority. Credit approval authority has three levels, as listed below from lowest to highest level. Based on the historical strong emphasis on business development, the Board of Directors of Community Bank of Nevada has intentionally kept approval authorities low to assure a high degree of secondary review for a credit consideration. Management believes that the current authority levels provide satisfactory management and a reasonable percentage of secondary review. Any conditions placed on loans in the approval process must be satisfied before credit administration will release loan documentation for execution. Community’s credit administration works entirely independent of loan production and has full responsibility for all loan disbursements.

•	Individual Authorities. Certain individual officers have approval authority up to $1 million for secured loans and up to $150,000 for unsecured transactions. The Chief Executive Officer, Chief Operating Officer and the Chief Credit Officer have approval authority of up to $2,000,000 for secured loans and up to $750,000 for unsecured loans.

•	Senior Loan Committee. The Senior Loan Committee consists of the Chairman of the Board, Chief Executive Officer, the Chief Operating Officer, Chief Credit Officer and the Managers of Commercial Lending and Commercial Real Estate. It has approval authority up to $6,000,000 for secured loans and up to $1,500,000 for unsecured loans.

•	Board Loan Committee. The Board Loan Committee consists of all of the members of the Board of Directors of Community Bank of Nevada. It has approval authority up to Community’s legal lending limit, which was approximately $14 million at March 31, 2005.

Loan Grading and Loan Review. Community seeks to quantify the risk in its lending portfolio by maintaining a loan grading system consisting of eight different categories (Grades 1-8). The grading system is used to determine, in part, the provision for loan losses. The first four grades in the system are considered satisfactory. The other four grades range from a “Watch/Pass” category to a “Doubtful” category. These four grades are further discussed below under the section subtitled “Classified Assets”.

The originating loan officer initially assigns a grade to each credit as part of the loan approval process. Such grade may be changed as a loan application moves through the approval process. In addition to any dollar limitations that may require higher credit approval authority, each loan that is graded “Watch/Pass” or worse requires prior approval of the Board of Directors of Community Bank of Nevada.

After funding, all loans of $250,000 or over are reviewed by the executive vice president/credit administrator who may assign a different grade to the credit. The grade on each individual loan is reviewed at least annually by the loan officer overseeing the credit. The Board of Directors of Community Bank of Nevada reviews monthly the aggregate amount of all loans graded as special mention, substandard or doubtful, and each individual loan over $200,000 that has a grade within such range. Additionally, changes in the grade for a loan may occur through any of the following means:

•	random reviews of the loan portfolio conducted by loan administration;

•	annual reviews conducted by an outside loan reviewer;

•	bank regulatory examinations;

•	monthly action plans submitted to loan administration by the responsible lending officers for each credit graded 5-8; or

•	at the monthly credit risk managers meeting if a loan is exhibiting certain delinquency tendencies.

Loan Delinquencies. When a borrower fails to make a committed payment, Community attempts to cure the deficiency by contacting the borrower to seek payment. Habitual delinquencies and loans delinquent 30 days or more are reviewed at the monthly credit risk managers meeting for possible changes in grading.

Classified Assets. Federal regulations require that each insured bank classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, examiners have authority to identify problem assets, and, if appropriate, classify them. Community uses grades 5-8 of its loan grading system to identify potential problem assets and consider substandard and doubtful grades as “classified”. There were $1.3, $1.5 million, $3.1 million, $4.3 million and $6.4 million in classified loans at March 31, 2005, December 31, 2004, December 31, 2003, December 31, 2002 and December 31, 2001, respectively.

The following describes grades 5-8 of Community’s loan grading system:

•	Watch/Pass—Grade 5. Generally these are assets that display negative trends or other causes for concern. This grade is regarded as a transition category. Community will either upgrade the credit if meaningful progress is evident within six months, or downgrade the credit to a more severe grade as appropriate.

•	Special Mention—Grade 6. These assets have potential weaknesses that may result in deterioration of the repayment prospects and, therefore, deserve the attention of management. Usually, these assets are long-term problems that are likely to remain and require management action plans. These loans exhibit an increasing reliance on collateral for repayment.

•	Substandard—Grade 7. These assets are inadequately protected by the current worth and paying capacity of the borrower or of the collateral pledged, if any. Although loss may not be imminent, if the weaknesses are not corrected, there is a good possibility that community will sustain some loss.

•	Doubtful—Grade 8. These assets have all the weaknesses inherent in an asset classified as “substandard”, with the added characteristic that the weaknesses make collection or liquidation in full,

on the basis of currently existing facts, condition and values, highly questionable and improbable. At the point where a loss is identified, all or that portion deemed a loss is immediately classified as “Loss” and charged off.

Risk Management

Community’s strategic plan continues to promote a growth rate commensurate with the rapid growth of Southern Nevada. Community is equally committed to maintaining internal controls to manage the risk associated with such growth. Community’s Risk Management Committee has defined its most significant risks and measures the trends from low to high. The committee has identified credit risk and operational risk as the two areas that could have the greatest impact on capital.

To mitigate and pro-actively manage these areas of risk, Community has established sound procedures and committed experienced human resources to this effort.

Community has focused on enhancing four functions:

•	Credit Administration has been significantly enhanced by the addition of Don Bigger as the Chief Credit Administration Officer, who has more than 20 years of banking experience. Further, Credit Administration has been staffed to maintain all credit policies and procedures, loan documentation, disbursement of loan proceeds and to review the integrity of the credit risk rating system.

•	The credit origination has been significantly enhanced by the recent addition of Bruce Ford as Chief Credit Officer, who has more than 21 years of banking experience, most recently as the Senior Regional Credit Officer for Wells Fargo Bank, Nevada. Mr. Ford has added seven experienced lenders in 2005 which represent over 150 years of experience. They have come to Community Bank of Nevada from the likes of Wells Fargo, Key Bank, Bank One and 1st National Bank of Nevada. This experienced team has contacts with well seasoned, high performing relationships and have a proven ability to adequately assess risk.

•	Operations support has been significantly enhanced by the addition of an Executive Vice President with more than 20 years of operations experience. The combined talents of this team manage the identified risks such as wires, check fraud and identity theft. Additionally, they have the primary responsibility to assure Community is compliant with all applicable laws and regulations.

•	The Audit Department has also been expanded under the direction of the Audit Committee. This staff of professionals regularly examine all of the areas of known risk and report the findings to Executive Management and the Audit Committee.

Community believes that the established organization allows management to maintain an accurate understanding of risk levels at all times. With this level of understanding, strategic plans are developed with the necessary risk parameters to adequately protect capital.

Investment Activities

Community’s investment strategy is designed to be complementary to and interactive with its other activities (i.e. cash position; borrowed funds; quality, maturity, stability and earnings of loans; nature and stability of deposits; capital and tax planning). The target percentage for Community’s investment portfolio is between 10% to 25% of total assets. Community’s general objectives with respect to its investment portfolio are to:

•	achieve an acceptable asset/liability gap position (based on its separate policy related to asset/liability management that provides guidance for how investments are to be used to manage asset/liability gaps);

•	provide a suitable balance of quality and diversification to its assets;

•	provide liquidity necessary to meet cyclical and long-term changes in the mix of assets and liabilities;

•	provide a stable flow of dependable earnings;

•	maintain collateral for pledging requirements;

•	manage interest rate risk;

•	comply with regulatory and accounting standards; and

•	provide funds for local community needs.

Investment securities consist primarily of US Agency issues, municipal bonds and mortgage-backed securities. In addition, for bank liquidity purposes, Community uses Fed Funds Sold which are temporary overnight sales of excess funds to correspondent banks.

All of Community’s investment securities are classified as “available for sale” or “held to maturity” pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Available for sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and instead reported as a separate component of stockholders’ equity. Held to maturity securities are those securities that Community has both the intent and the ability to hold to maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount.

Community’s securities portfolio is managed in accordance with guidelines set by its Investment Policy. Specific day-to-day transactions affecting the securities portfolio are managed by the Chief Financial Officer. In accordance with Community’s written Investment Policy, all executions also require the prior written approval of the President. These securities activities are reviewed monthly or more often, as needed, by the Investment Committee and are reported monthly to Community’s Board of Directors.

Community’s Investment Policy addresses strategies, types and levels of allowable investments and is reviewed and approved annually by the Board of Directors. Community’s Investment Policy authorizes it to invest in a variety of investment securities, subject to various limitations. It also limits the amount Community can invest in various types of securities, places limits on average life and duration of securities, and limits the securities dealers with whom Community can conduct business.

Concentrations/Customers

No individual or single group of related accounts is considered material in relation to Community’s assets or deposits or in relation to overall business. However, approximately 85% of Community’s loan portfolio at March 31, 2005 consisted of real estate-secured loans, including commercial loans secured by real estate, construction loans and real estate mortgage loans. Moreover, Community’s business activities are focused in the greater Las Vegas area. Consequently, its business is dependent on the trends of this regional economy, and in particular, the commercial and residential real estate markets. At March 31, 2005, Community had 108 loans in excess of $1 million each, totaling $290 million. These loans comprise approximately 11.7% of Community’s loan portfolio by number of loans and 70.9% by total loans outstanding. Not including credit card and consumer overdraft lines and purchased participation loans, Community’s average loan size is approximately $442,000.

Deposit Products and Other Sources of Funds

Community’s primary sources of funds for use in lending and investing activities consist of:

•	deposits;

•	maturities and principal and interest payments on loans and securities;

•	other borrowings; and

•	funds down streamed into Community Bank of Nevada, from time to time by Community Bancorp.

Community closely monitors rates and terms of competing sources of funds and utilize those sources it believe to be the most cost effective, consistent with its asset and liability management policies.

Deposits. An important balance sheet component impacting Community’s net interest margin is the composition and cost of its deposit base. Community can improve its net interest margin to the extent that growth in deposits can be focused in the less volatile and somewhat more traditional core deposits, or total deposits less

CDs greater than $100,000, commonly referred to as Jumbo CDs. Community attempts to price its deposit products in order to promote deposit growth and satisfy liquidity requirements and offer a variety of deposit products in order to satisfy customers’ needs.

Community provides a wide array of deposit products. Community has historically relied upon, and expects to continue to rely upon, deposits to satisfy its needs for sources of funds. Community offers regular checking, savings, NOW and money market deposit accounts; fixed-rate, fixed maturity retail CDs ranging in terms from 30 days to five years; individual retirement accounts and Jumbo CDs. For business customers, Community provides courier service to pick up non-cash deposits, and for those customers that use large amounts of cash, Community arranges for armored car and vault service.

Community’s focus is on attracting lower cost core transaction account deposits. Based on average balances, as of March 31, 2005, Community’s deposit portfolio was comprised of 26% non-interest bearing deposits, as compared to 26% at December 31, 2004, 24% at December 31, 2003 and 20% at December 31, 2002.

Community intends to continue its efforts at attracting deposits from its business lending relationships in order to reduce its cost of funds and improve its net interest margin. Also, Community believes that it has the ability to attract sufficient additional funding by re-pricing the yields on CDs in order to meet loan demands during times that growth in core deposits differs from loan demand.

In addition to Community’s traditional marketing methods, it attracts new clients and deposits by:

•	expanding long-term business customer relationships, including referrals from customers, and

•	building deposit relationships through branch relationship officers who are compensated based upon the profitability of such relationships.

Other Borrowings. Community may occasionally use its Fed funds lines of credit to support liquidity needs created by seasonal deposit flows, to temporarily satisfy funding needs from increased loan demand, and for other short-term purposes. Community has three Fed funds lines with other financial institutions pursuant to which it can borrow up to $19 million on an unsecured basis. These lines may be terminated by the respective lending institutions at any time.

Community also borrows from the Federal Home Loan Bank, or FHLB, pursuant to an existing commitment based on the value of the collateral pledged (either loans or securities). FHLB borrowings have been only occasional and based upon pricing opportunities.

Employees

Community had a total of 104 full-time and 11 part-time employees at March 31, 2005.

Properties

Community owns the buildings and land for four of its offices. These properties are not subject to any mortgages or encumbrances and consist of the following:

•	Rainbow Branch located at 1400 S. Rainbow, Las Vegas, Nevada, which is 9,600 square feet.

•	Maryland Parkway Branch located at 2887 S. Maryland Parkway, Las Vegas, Nevada, which is 5,600 square feet.

•	Summerlin Branch located at 7676 W. Lake Mead Blvd., Las Vegas, Nevada, which is 9,700 square feet.

•	Green Valley Branch located at 1441 W. Warm Springs, Henderson, Nevada, which is 5,600 square feet.

Community leases approximately 10,500 square feet for its City Centre Branch located at 400 South 4th Street, Las Vegas, Nevada. Community’s headquarters and administration offices are also located in the City Centre site. The lease is for a ten-year term, expiring August 31, 2012. Community’s current monthly rent is $25,308, which increases to $29,063 by the end of the lease.

Community leases approximately 21,566 rentable square feet at $1.73 sq.ft. per month for its office located at the intersection of Russell Road and Interstate 215 in Las Vegas, Nevada. Community plans on opening its sixth office in the second half of 2005. This office will house Community’s sixth branch, human resources, operation support, audit and Community’s real estate lending department.

Community recently entered into two leases for the new loan production offices in San Diego, California, and Phoenix, Arizona. The total square footage is approximately 500 square feet each and the total cost $1,400 and $1,100 per month for San Diego and Phoenix, respectively.

Although Community’s strategic plan currently calls for one additional branch per year from 2005 through 2009, management believes that its existing facilities are adequate for present purposes.

Legal Proceedings

There are no material pending legal proceedings to which Community or Community Bank of Nevada is a party or to which any of its properties are subject. There are no material proceedings known to Community to be contemplated by any governmental authority. Community is involved in a variety of litigation matters in the ordinary course of its business and anticipates that it will become involved in new litigation matters from time to time in the future.

Market For Community’s Common Equity And Related Stockholder Matters

Market Information

Community’s common stock began trading on the NASDAQ National Market under the symbol “CBON” on December 10, 2004.

Prior to Community’s initial public offering there had been no public market for its common stock. Community’s common stock had been traded, from time to time, by individuals on a negotiated basis between the parties. The following table sets forth those trades since January 1, 2003 through December 9, 2004 of which Community has knowledge, including the quarter in which the trades occurred, the aggregate number of shares traded during such quarter and the range of sales price per share:

Quarter of Trade	Number of Shares	Price Per Share
1st ‘03	114,620	$7.00 – $8.40
2nd ‘03	N/A	N/A
3rd ‘03	3,165	$9.00
4th ‘03	N/A	N/A
1st ‘04	50	$9.00
2nd ‘04	3,000	$9.00
3rd ‘04	N/A	N/A
October 1, 2004 – December 9, 2004	N/A	N/A

In the initial public offering shares of Community’s common stock were sold for $23.00 per share. The following table sets forth the low and high closing prices from December 10, 2004 for the periods indicated.

	Closing Prices
Period	Low	High
December 10, 2004 – December 31, 2004	$27.51	$33.00

Quarter of Trade
1st ‘05	$25.19	$29.92
2nd ‘05	$23.55	$31.94

Holders

As of March 31, 2005, there were approximately 1,200 stockholders of record of Community’s common stock. At such date, Community’s directors and executive officers owned approximately 17% of its outstanding shares. There are no other classes of common equity outstanding.

Dividends

Community has not declared a cash dividend since 2002 as it has used Community’s current and retained earnings to support its rapid and continued growth. Community does not foresee any circumstances in the immediate future in which it would consider paying cash dividends on its common stock. Additionally, in 2004 Community discontinued paying stock dividends.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

The following discussion and analysis should be read in conjunction with Community’s consolidated financial statements and footnotes to the consolidated financial statements included elsewhere in this proxy—prospectus.

Overview

Since Community commenced operations in 1995, it has experienced strong growth and profitability. Community’s growth is fueled by the significant population and economic growth of the greater Las Vegas area where it operates. The growth in the greater Las Vegas area has accompanied significant investments in the gaming and tourism industry. The significant population increase has resulted in an increase in the acquisition of raw land for residential and commercial development, the construction of residential communities, shopping centers and office buildings, and the development and expansion of the businesses and professions that provide essential goods and services to this expanded population. Community’s results have been influenced by the following strategies; which it implemented in order to benefit from these market factors:

•	Provide competitive commercial real estate loans, construction loans and land acquisition, development loans, and C&I loans to high quality borrowers;

•	Focus and commitment to profitable banking relationships;

•	Encourage business development of profitable customer relationships with a “pay for performance” compensation culture;

•	Reduce cost of funds by attracting a higher share of non-interest bearing deposit accounts;

•	Maintain disciplined controls over non-interest expense in order to consistently grow on a profitable basis;

•	Strengthen underwriting standards and credit administration functions as well as increase lending capacity by the growth in capital base; and

•	Add seasoned professionals to the staff with banking expertise, local market knowledge and a network of client relationships.

Key Financial Measures

	Three Months Ended March 31,		At or for the Years Ended December 31,
	2005	2004	2004	2003	2002
Net Income	$2,382	1,449	$5,421	$5,215	$4,725
Basic earnings per share	0.35	0.31	1.13	1.13	1.03
Diluted earnings per share	0.35	0.31	1.10	1.10	1.01
Total Assets	634,401	480,634	573,961	463,431	400,571
Gross Loans	409,832	351,273	403,270	350,082	293,535
Total Deposits	535,112	418,842	476,252	403,713	351,584
Net interest margin	4.49%	4.88%	4.65%	4.72%	4.97%
Efficiency Ratio	49.57%	58.94%	64.7%	56.6%	50.3%
Return on average assets	1.55%	1.24%	1.04%	1.19%	1.33%
Return on average equity	12.09%	17.33%	15.1%	17.8%	19.1%

Key Factors in Evaluating Financial Condition and Operating Performance

On December 10, 2004 Community completed its initial public offering, its stock began trading on Nasdaq and it became subject to the reporting requirements of the SEC. As a reporting company Community will now incur expenses for compliance with the various SEC and Nasdaq rules and regulations. Impacting Community’s results last year was a significant unusual charge to expense in the fourth quarter of 2004 related to its Stock Appreciation Rights Plan. Upon completion of the initial public offering, and thereafter, the expense related to the Community’s Stock Appreciation Rights Plan will be based on the fair value of Community’s common stock. Based on the fair value of its Common Stock as of December 31, 2004, Community accrued an additional $1.9 million of expenses ($1.3 million net of taxes) in the fourth quarter.

As a community bank holding company, Community focuses on several key factors including:

•	Return to Shareholders;

•	Return on Average Assets;

•	Asset Quality;

•	Asset Growth; and

•	Operating Efficiency.

Return to Shareholders. Community’s return to shareholders is measured in the form of return on average equity, or ROE. Community’s net income increased $206 thousand, or 4.0%, to $5.4 million for the year ended December 31, 2004 from $5.2 million for the same period 2003. Net income increased due to an increase in net interest income and a decrease in loan loss provision, partially offset by an increase in operating expenses. Basic EPS as of December 31, 2004 of $1.13 was equivalent to December 31, 2003. Diluted EPS of $1.10 as of December 31, 2004 was also equivalent to December 31, 2003. With the closing of the initial public offering and the additional capital Community’s ROE decreased to 15.1% at December 31, 2004 compared to 17.8% for the same period in 2003. Community’s average ROE for the three years ended December 31, 2004 was 17.3%.

Community’s net income increased 64.4%, to $2.4 million for the quarter ended March 31, 2005 from $1.4 million for the same period 2004. Net income increased due to an increase in net interest income and a decrease in loan loss provision. Basic and Diluted EPS as of March 31, 2005 was $0.35, up from $0.31 as of March 31, 2004. This increase in EPS was partially due to an increase in income of $328,000 before taxes for the adjustment to the accrual for stock appreciation rights based on the fair value of Community stock as of March 31, 2005. With the additional capital from the initial public offering in December of 2004, Community’s ROE decreased to 12.1% at March 31, 2005 compared to 17.3% for the same period in 2004.

Return on Average Assets. Community’s return on average assets, or ROA, is a measure it uses to compare its performance with other banks and bank holding companies. Community’s ROA at December 31, 2004 was 1.04% compared to 1.19% for the same period 2003. The decrease in ROA is primarily due to the unusual expense of $1.9 million ($1.3 net of tax effect) in the fourth quarter 2004 relating to the Community’s Stock Appreciation Rights Plan. Pursuant to the Plan, prior to the public offering, the exercise price was based on book value. Upon completion of the initial public offering, and thereafter, expense related to the Company’s SARs is based on the fair value of the Company’s common stock. Community’s ROA at March 31, 2005 was 1.55% compared to 1.24% for the same period 2004.

Asset Quality. For all banks and bank holding companies, asset quality has a significant impact on the overall financial condition and results of operations. Asset quality is measured in terms of non-performing loans and assets as a percentage of total loans and total assets, and net charge-offs as a percentage of average loans. These measures are key elements in estimating the future earnings of a company. Non-performing loans totaled $1.0 million as of December 31, 2004 compared to $2.3 million at December 31, 2003. Non-performing loans as a percentage of total loans decreased to 0.24% as of December 31, 2004 compared to 0.66% at December 31, 2003. Non-performing assets were $3.2 million as of December 31, 2004 compared to $3.5 million as of December 31, 2003. Non-performing assets as a percent of total assets were 0.55% as of December 31, 2004 compared to 0.76% at December 31, 2003. Net charge-offs to average loans were 0.05% as of December 31, 2004 as compared to 0.31% for the same period 2003. The average net charge-offs to average loans for the three years ended December 31, 2004 was .24%.

Non-performing loans totaled $914 thousand as of March 31, 2005 compared to $3.9 million at March 31, 2004. Non-performing loans as a percentage of total loans decreased to 0.22% as of March 31, 2005 compared to 1.11% at March 31, 2004. Non-performing assets were $914 thousand as of March 31, 2005 compared to $5 million as of March 31, 2004. Non-performing assets as a percent of total assets were 0.14% as of March 31, 2005 compared to 1.03% at March 31, 2004. Net charge-offs to average loans were 0% for March 31, 2005 and 2004.

Asset Growth. As revenues from both net interest income and non-interest income are a function of asset size, the continued growth in assets has a direct impact on increasing net income and EPS. The majority of Community’s assets are loans, and the majority of its liabilities are deposits, and therefore the ability to generate loans and deposits are fundamental to its asset growth. Total assets increased 23.9% during 2004 from $463 million as of December 31, 2003 to $574 million as of December 31, 2004 and grew 19.7% on a compound annual growth rate, or CAGR, basis between December 31, 2002 and December 31, 2004. Total deposits increased 18.0% to $476 million as of December 31, 2004 compared to $404 million as of December 31, 2003 and had a CAGR of 16.4% between December 31, 2002 and December 31, 2004. Gross loans increased 15.2% to $403 million as of December 31, 2004 compared to $350 million as of December 31, 2003. Loans had a CAGR of 17.2% between December 31, 2002 and December 31, 2004.

Total assets increased 32% to $634 million as of March 31, 2005 from $480 million as of March 31, 2004. Total deposits increased 28% to $535 million as of March 31, 2005 compared to $419 million as of March 31, 2004. Gross loans increased 17% to $410 million as of March 31, 2005 compared to $351 million as of March 31, 2004.

Operating Efficiency. Operating efficiency is the measure of how efficiently earnings before taxes are generated as a percentage of revenue. Community’s efficiency ratio (operating expenses divided by net interest income plus non-interest income) increased to 64.7% for 2004 compared to 56.6% for the same period in 2003. Community’s average efficiency ratio for the three years ended December 31, 2004 was 57.2%. The increase in the efficiency ratio was caused by the unusual expense related to the SARs. Community’s efficiency ratio improved, decreasing to 49.6% for the first quarter of 2005 compared to 58.9% for the same period in 2004.

Critical Accounting Policies

Community’s accounting policies are integral to understanding the financial results reported. Community’s most complex accounting policies require management’s judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. Community has established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of Community’s current accounting policies involving significant management valuation judgments.

Allowance for Loan Losses. The allowance for loan losses represents Community’s best estimate of the probable losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries.

Community evaluates its allowance for loan losses monthly. Community believes that the allowance for loan losses, or ALLL, is a “critical accounting estimate” because it is based upon management’s assessment of various factors affecting the collectibility of the loans, including current economic conditions, past credit experience, delinquency status, the value of the underlying collateral, if any, and a continuing review of the portfolio of loans. For a discussion of the allowance and our methodology, see “Financial Condition—Allowance for Loan Losses.”

Like all financial institutions, Community maintains an ALLL based on a number of quantitative and qualitative factors, including levels and trends of past due and non-accrual loans, asset classifications, loan grades, change in volume and mix of loans, collateral value, historical loss experience, peer group loss experience, size and complexity of individual credits and economic conditions. Provisions for loan losses are provided on both a specific and general basis. Specific allowances are provided for impaired credits for which the expected/anticipated loss is measurable. General valuation allowances are based on a portfolio segmentation based on risk grading, with a further evaluation of various quantitative and qualitative factors noted above.

Community incorporates statistics provided through the FDIC regarding loss percentages experienced by banks in the western United States, as well as an internal five-year loss history to establish potential risk based on collateral type securing each loan. As an additional comparison, Community examines local peer group banks to determine the nature and scope of their losses to date. Such examination provides a geographic-and size-specific flavor for trends in the local banking community. Finally, Community closely examines each credit graded “Special Mention” and below to individually assess the appropriate loan loss reserve for a particular credit. See “Information about Community and Community Bank of Nevada—Business Activities—Lending and Credit Policies” for further description of Community’s grading system.

Community periodically reviews the assumptions and formulae by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowances in light of the current status of the factors described above.

Although Community believes the levels of the allowance as of March 31, 2005, December 31, 2004 and 2003, were adequate to absorb probable losses in the loan portfolio, a decline in local economic, or other factors, could result in increasing losses that cannot be reasonably predicted at this time.

Available for Sale Securities. Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that available-for-sale securities be carried at fair value.

Community believes this is a “critical accounting estimate” in that the fair value of a security is based on quoted market prices or if quoted market prices are not available, fair values are extrapolated from the quoted prices of similar instruments Management utilizes the services of a reputable third party vendor to assist with the determination of estimated fair values. Adjustments to the available-for-sale securities fair value impact the consolidated financial statements by increasing or decreasing assets and stockholders’ equity.

Trends and Developments Impacting Community’s Recent Results

Certain trends emerged and developments have occurred that are important in understanding Community’s recent results and that are potentially significant in assessing future performance.

•	Diversification of the loan portfolio. After significant loan growth from year to year since inception, Community’s loan growth rates of 1.6% for the first quarter of 2005 and 15.19% for 2004 was lower when compared to historical results. This occurred despite Community generating a high volume of new loans and new loan commitments. Community originated $49 million in new loans in the first quarter of 2005 compared to $38 million during the same period in 2004, and $370 million in new loans during 2004 compared to $249 million during 2003. The decrease in its loan growth rate resulted in part from the continuation of historically low interest rate levels causing significant borrower refinancing of commercial real estate and one to four single family residence loans. In addition, rapidly increasing values for raw land in the greater Las Vegas area motivated many of Community’s customers to sell their properties and prepay their loans rather than develop them as initially planned. Historically, Community would often finance land acquisition loans, which in turn would generate construction and permanent financing loans for the same parcel. As a result of these changes, Community made a strategic decision to lower its exposure to land loans until values stabilize.

Additionally, during 2004, Community engaged in a campaign to identify and restructure a significant portion of the loan portfolio in order to slow the pace of refinancing activity to a level more consistent with desired growth rates, portfolio yields and market risk profile. Community decided to seek greater diversification in the loan portfolio by expanding its commercial loan portfolio and enhancing generation of SBA loans. Such actions are expected to expand Community’s customer base, increase the average maturity of the loan portfolio and diversify lending risk.

These two strategies did not yet have a material impact on Community’s results for the year ended December 31, 2004 and Community expects that the diversification of its loan portfolio will be a multi-year task.

•	Restructuring of deposit mix. The ratio of Community’s average CDs as a percentage of average total deposits decreased to 23.6% for the period ended March 31, 2005 from 34.4% in the prior year.

During 2003, Community began using a new loan and deposit pricing model to attract lower cost deposits and decrease our reliance on CDs. Community also initiated an incentive plan for its business development officers that rewarded profitable relationships, a key component of which is attracting non-interest-bearing demand deposits. The result was a broad decline in the average rates paid on deposit balances, as well as a change in deposit mix. Community expects to continue to emphasize the growth of demand and other core deposits as part of its pricing model and as part of its relationship banking emphasis.

•

Asset sensitivity. Management uses various modeling strategies to manage the repricing characteristics of Community’s assets and liabilities. These models contain a number of assumptions and can not take into account all the various factors that influence the sensitivities of Community’s assets and liabilities. Despite these limitations, most of its models at March 31, 2005 indicated that Community’s balance sheet was asset sensitive. This means that a larger amount of interest sensitive assets will reprice within certain time horizons than will interest sensitive liabilities. Being asset sensitive means generally that in times of rising interest rates, a company’s net interest margin will increase. It also means that in times of falling interest rates, such as experienced from 2000 to 2003, a company’s net interest margin is generally compacted. Community expects that, if market interest rates continue to rise, its net interest margin and net interest income will be favorably impacted. See “Quantitative and Qualitative Disclosure about Market Risk.”

•	Impact of expansion on non-interest expense. Community plans on opening its sixth office in the early part of the third quarter of 2005, at which time it anticipates a significant increase in occupancy and equipment expense. The new office will consist of 21,566 rentable square feet at $1.73 sq. ft. per month. The new office will house our sixth branch, human resources, operation support, audit and our real estate lending department.

Additionally, as a result of being a “public company,” other non-interest expense items, including professional expenses and other costs related to compliance with the reporting requirements of the securities laws and compliance with the Sarbanes-Oxley Act of 2002, will increase significantly.

•	Unusual expense associated with SARs. Community has 109,673 outstanding SARs as of March 31, 2005. Each right gives the grantee the right to receive a cash payment from Community equal to the excess of the exercise price over the grant price. A significant majority of these rights were granted in 2000 and fully vest and expire in 2005. Pursuant to the SARs Plan, upon completion of the public offering the exercise price was converted from book value to the fair value of the Company’s common stock. As of March 31, 2005, the total amount included in accrued expenses relating to the SARs plan was approximately $2.1 million and is based on the fair value of the Company’s common stock as of March 31, 2005. Of the $2.1 million, $1.9 million was recorded during December, 2004. Future expenses associated with Community’s SARs plan will be significantly impacted by the value of its common stock.

Results of Operations

Community’s results of operations depend primarily on net interest income, which is the difference between interest income and interest expense. Interest income is the earnings Community receives on interest earning assets, such as loans and investments, and interest expense is the expense it incurs on interest bearing liabilities, such as interest bearing deposits and other borrowings. Factors that determine the level of net income include the volume of earning assets and interest bearing liabilities, yields earned and rates paid, fee income, non-interest expense, the level of non-performing loans and other non-earning assets, and the amount of non-interest bearing liabilities supporting earning assets. Non-interest income includes service charges and other deposit related fees, and non-interest expense consists primarily of employee compensation and benefits, occupancy, equipment and depreciation expense, and other operating expenses.

Period Ended March 31, 2005 Compared to Period Ended March 31, 2004

	Quarter-Ended March 31,
	2005	2004	Increase (Decrease)
	(Dollars in thousands, except per share data)
Consolidated Statement of Earnings Data:
Interest income	$8,706	$7,059	$1,647
Interest expense	2,176	1,622	554

Net interest income	6,530	5,437	1,093
Provision for loan losses	—	222	(222)

Net interest income after provision for loan losses	6,530	5,215	1,315
Non-interest income	376	369	7
Non-interest expense	3,423	3,422	1

Net income before income taxes	3,483	2,162	1,321
Provision for income taxes	1,101	713	388

Net income	$2,382	$1,449	$933

Earnings per share—basic	$0.35	$0.31	$0.04

Earnings per share—diluted	$0.35	$0.31	$0.04

Net Interest Income. Net interest income, the Company’s largest source of operating income, is derived from interest, dividends and fees received on interest earning assets, less interest expense incurred on interest bearing liabilities. The most significant impact on the Company’s net interest income between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest earning assets and interest bearing liabilities (“spread”). The volume of loans, investment securities and other interest earning assets, compared to the volume of interest bearing deposits and indebtedness, combined with the spread, produces changes in the net interest income between periods.

The following table presents, for the periods indicated, condensed average balance sheet information for the Company, together with interest income and yields earned on average interest earning assets and interest expense and rates paid on average interest bearing liabilities.

	Three Months ended March 31,
	2005			2004
	Average Balance	Interest	Average Yield or Cost (7)	Average Balance	Interest	Average Yield or Cost (7)
	(Dollars in thousands)
Assets
Interest—earning assets:
Loans (1) (2) (3)	$405,272	$7,355	7.26%	$353,012	$6,397	7.25%
Investment Securities—Taxable	63,974	597	3.73%	44,400	371	3.34%
Investment Securities—Non-taxable (3)	22,495	212	3.77%	23,269	220	3.78%
Federal funds sold	87,205	533	2.44%	23,875	58	0.97%
Other investments (4)	2,712	9	1.33%	1,240	13	4.19%

Total interest-earning assets	581,658	8,706	5.99%	445,796	7,059	6.33%
Non-earning assets:
Cash and due from banks	15,756			13,449
Unearned loan fees	(2,083)			(1,528)
Allowance for loan losses	(6,127)			(5,499)
Other assets	23,541			13,797

Total assets	$612,745			$466,015

Liabilities and Stockholders’ Equity
Interest-bearing Liabilities:
Deposits
Interest-bearing demand	$21,692	$47	0.87%	$14,988	$12	0.32%
Money Market	232,895	1,155	1.98%	140,283	442	1.26%
Savings	5,595	7	0.50%	5,536	2	0.14%
Time certificates of deposit	121,482	733	2.41%	139,513	957	2.74%

Total interest-bearing deposits	381,664	1,942	2.04%	300,320	1,413	1.88%
Short-term borrowings	171	5	11.70%	10,002	30	1.20%
Junior subordinated debt	15,464	229	5.92%	15,464	179	4.63%

Total interest-bearing liabilities	397,299	2,176	2.19%	325,786	1,622	1.99%
Non-interest-bearing liabilities
Demand deposits	132,606			104,993
Other liabilities	4,025			1,786

Total liabilities	533,930			432,565
Stockholders’ equity	78,815			33,450

Total liabilities and stockholders’ equity	$612,745			$466,015

Net interest income		$6,530			$5,437

Net interest spread (5)			3.80%			4.34%
Net interest margin (6)			4.49%			4.88%

(1)	Includes average non-accrual loans of $940 thousand in 2005 and $2.7 million in 2004.
(2)	Net loan fees of $786 thousand and $718 thousand are included in the yield computations for 2005 and 2004, respectively.
(3)	Yields on loans and securities have not been adjusted to a tax-equivalent basis.

(4)	Includes Federal Reserve Bank stock, Federal Home Loan Bank stock and Pacific Coast Bankers Bank stock.
(5)	Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.
(6)	Net interest margin is computed by dividing net interest income by total average earning assets.
(7)	Shown on an annualized basis.

Net interest income increased $1.1 million, or 20.1%, to $6.5 million for the three months ended March 31, 2005 as compared to $5.4 million for the same period in 2004. This increase is primarily due to an increase in the average balance of fed funds and securities, and higher interest rates on fed funds, securities and loans. Increases in interest income were partially offset by higher funding costs due to increases in market interest rates. The net interest margin ratio declined to 4.49% for the three months ended March 31, 2005 as compared to 4.88% for the same period in the prior year. This decline was due to a larger than normal balance in fed funds for the quarter retained in anticipation of funding requirements over the short term.

The table below sets forth, for the periods indicated, a summary of the changes in interest income and interest expense and the amount of change attributable to variances in volume, rates and the combination of volume and rates based on the relative changes of volume and rates.

	2005 compared with 2004
	Net Change	Rate	Volume	Mix
	(In thousands)
Loans	$958	$10	$947	$1
Investment Securities—Taxable	226	43	164	19
Investment Securities—Non-taxable	(8)	(1)	(7)	—
Federal funds sold	475	88	154	233
Other investments	(4)	(9)	15	(10)

Total interest income	1,647	131	1,273	243
Interest expense:
Interest-bearing demand	35	20	5	10
Money Market	713	254	292	167
Savings	5	5	—	—
Time certificates of deposit	(224)	(115)	(124)	15
Short-term borrowings	(25)	262	(29)	(258)
Junior subordinated debt	50	50	—	—

Total interest expense	554	476	144	(66)

Net interest income	$1,093	$(345)	$1,129	$309

Provision for Loan Losses. Community performs a quarterly assessment of the risks inherent in its loan portfolio, as well as a detailed review of each significant asset with identified weaknesses. Based on the most recent analysis of the allowance for loan losses, and a thorough review using segmentation, risk grading, peer group, and economic conditions analyses, and considering the mitigating factors of each method, it is believed that the segmentation methodology more accurately reflects embedded risks inherent in the loan portfolio for the quarter ended March 31, 2005. In light of this evaluation, no provision was taken during the quarter ended March 31, 2005.

Noninterest Income. Community’s principal sources of noninterest income include service charges and other income, bank owned life insurance (BOLI); and gain/(loss) on sale of assets. Noninterest income increased $7 thousand, or 1.9%, to $376 thousand for the three months ended March 31, 2005 as compared to $369 thousand for the same period in 2004. The increase was primarily due to a $124 thousand increase in cash surrender value which is partially offset by the decrease in loan brokerage and referral fees.

Noninterest Expense. Noninterest expense was $3.4 million for the three months ended March 31, 2005 and 2004. The first quarter of 2005 showed an increase in salary and employee benefit expense, which can be attributed to an increase in the areas of lending and operations. The number of Full Time Equivalent employees increased to 111 at March 31, 2005 compared to 104 at March 31, 2004. In addition to general staffing of the various departments, Community was successful in recruiting a Chief Credit Officer in January, 2005. Professional fees increased $215 thousand, or 330.8%, to $280 thousand for the three months ended March 31, 2005 as compared to $65 thousand for the same period in 2004. Professional fees related to services rendered by our accountants, legal counsel and consultants have increased in order to ensure compliance with the laws and regulations that Community is subject to as a public company. The 2005 increase in salaries and benefits and professional fees was offset by a $328 thousand adjustment to the accrual for stock appreciation rights based on the fair value of Community’s stock as of March 31, 2005, and a gain on the sale of three foreclosed properties totaling $214 thousand.

Income Tax Expense. Community’s effective federal income tax rate was 32% and 33% for the three months ended March 31, 2005 and 2004, respectively.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

	Year-Ended December 31,
	2004	2003	Increase (Decrease)
	(Dollars in thousands, except per share data)
Consolidated Statement of Earnings Data:
Interest income	$30,038	$27,143	$2,895
Interest expense	6,862	7,453	(591)

Net interest income	23,176	19,690	3,486
Provision for loan losses	922	1,723	(801)

Net interest income after provision for loan losses	22,254	17,967	4,287
Non-interest income	1,489	1,563	(74)
Non-interest expense	15,946	12,020	3,926

Net income before income taxes	7,797	7,510	287
Provision for income taxes	2,376	2,295	81

Net income	$5,421	$5,215	$206

Earnings per share—basic	$1.13	$1.13	$—

Earnings per share—diluted	$1.10	$1.10	$—

Community’s net income grew by 4.0% to $5.4 million for the year ended December 31, 2004 as compared to $5.2 million for the year ended December 31, 2003. Community’s return on average assets was 1.04% and return on average stockholders’ equity was 15.1% for the year ended December 31, 2004, compared to 1.19% and 17.8%, respectively for the year ended December 31, 2003.

Net Interest Income and Net Interest Margin. The 17.7% increase in Community’s net interest income for the year ended December 31, 2004 was primarily due to an increase in interest income of $2.9 million, and a decrease of $591 thousand in interest expense. Average interest-earning assets increased to $499 million during 2004 as compared to $417 million during 2003, reflecting a continuing growth trend. Total interest expense decreased as a result of ongoing declines in interest rates throughout the financial marketplace over the course of the year, as well as a significant shift in deposit mix.

The average yield on Community’s interest-earning assets fell to 6.02% in 2004 from 6.51% in 2003. The decrease in the average yield on interest-earning assets resulted from a reduction in market rates, repricing on adjustable rate loans, and new loans originated with lower interest rates because of the lower interest rate environment and the decrease in the percentage of interest earning assets represented by loans as of December 31, 2004. Average loans as a percentage of average earning assets declined to 72.7% as of December 31, 2004 compared to 77.0% for the same period in 2003.

The cost of Community’s average interest-bearing liabilities decreased to 1.90% in 2004 from 2.39% in 2003. In addition to broad declines in the average rates paid on deposit balances, the decrease was the result of actions taken by management to reduce the level of CDs and increase the level of non-interest bearing deposits in relation to total deposits.

Community’s average rate on interest-bearing deposits decreased 22.7% from 2.29% as of December 31, 2003 to 1.77% as of December 31, 2004, reflecting reductions in general market rates as well as management’s focus on shifting to lower cost deposit products. Community’s average rate on total deposits (including non-interest bearing deposits) decreased to 1.30% as of December 31, 2004 from 1.73% at December 31, 2003.

Community’s net interest margin as of December 31, 2004 of 4.65% was slightly lower than its net interest margin at December 31, 2003 of 4.72%. Despite significant lower earning asset yields, Community was able to maintain the net interest margin primarily due to a lower cost of funds.

The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented. Average balances are derived from daily balances, and non-accrual loans are included as interest earning assets for purposes of this table.

	Year ended December 31,
	Average Balance	2004 Interest Income or Expense	Average Yield or Cost	Average Balance	2003 Interest Income or Expense	Average Yield or Cost
Assets
Interest—earning assets:
Loans, (1) (2) (3)	$362,493	$26,415	7.29%	$320,758	$24,679	7.69%
Investment Securities—Taxable	57,515	1,981	3.44%	51,045	1,331	2.61%
Investment Securities—Non-taxable (3)	23,593	874	3.70%	21,853	845	3.87%
Federal funds sold	52,554	692	1.32%	22,093	242	1.10%
Other investments (4)	2,423	76	3.14%	993	46	4.63%

Total interest-earning assets	498,578	30,038	6.02%	416,742	27,143	6.51%
Non-earning assets:
Cash and due from banks	14,338			12,727
Unearned loan fees	(1,726)			(1,161)
Allowance for loan losses	(5,639)			(4,941)
Other assets	18,215			13,476

Total assets	$523,766			$436,843

	Year ended December 31,
	Average Balance	2004 Interest Income or Expense	Average Yield or Cost	Average Balance	2003 Interest Income or Expense	Average Yield or Cost
Liabilities and Stockholders’ Equity
Interest-bearing Liabilities:
Deposits
Interest-bearing demand	$19,459	$92	0.47%	$12,617	$45	0.36%
Money Market	190,322	2,891	1.52%	136,569	2,298	1.68%
Savings	6,069	14	0.23%	4,185	8	0.19%
Time certificates of deposit	125,898	3,057	2.43%	138,758	4,328	3.12%

Total interest-bearing deposits	341,748	6,054	1.77%	292,129	6,679	2.29%
Short-term borrowings	3,555	44	1.24%	4,107	52	1.27%
Junior subordinated debt	15,464	764	4.94%	15,464	722	4.67%

Total interest-bearing liabilities	360,767	6,862	1.90%	311,700	7,453	2.39%
Non-interest-bearing liabilities
Demand deposits	124,737			94,357
Other liabilities	2,352			1,507

Total liabilities	487,856			407,564
Stockholders’ equity	35,910			29,279

Total liabilities and stockholders’ equity	$523,766			$436,843

Net interest income		$23,176			$19,690

Net interest spread (5)			4.12%			4.12%
Net interest margin (6)			4.65%			4.72%

(1)	Includes average non-accrual loans of $2.3 million in 2004 and $2.6 million in 2003.
(2)	Net loan fees of $3.4 million and $3.0 million are included in the yield computations for 2004 and 2003, respectively.
(3)	Yields on loans and securities have not been adjusted to a tax-equivalent basis.
(4)	Includes Federal Reserve Bank stock, Federal Home Loan Bank stock and Pacific Coast Bankers Bank stock.
(5)	Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.
(6)	Net interest margin is computed by dividing net interest income by total average earning assets.

The following table shows the change in interest income and interest expense and the amount of change attributable to variances in volume, rates and the combination of volume and rates based on the relative changes of volume and rates.

	2004 compared to 2003 Increase (decrease) due to change in:
	Net Change	Rate	Volume	Mix
	(dollars in thousands)
Loans	$1,736	$(1,305)	$3,211	$(170)
Investment Securities—Taxable	650	410	183	57
Investment Securities—Non-taxable	29	(16)	45	—
Federal funds sold	450	49	334	67
Other investments	30	(15)	66	(21)

Total interest income	2,895	(877)	3,839	(67)
Interest expense:
Interest-bearing demand	47	15	24	8
Money Market	593	(224)	905	(88)
Savings	6	2	4	—
Time certificates of deposit	(1,271)	(959)	(401)	89
Short-term borrowings	(8)	(1)	(7)	—
Junior subordinated debt	42	42	—	—

Total interest expense	(591)	(1,125)	525	9

Net interest income	$3,486	$248	$3,314	$(76)

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2004 was $922 thousand compared to $1.7 million in the year ended December 31, 2003. Community experienced net loan charge-offs of $198 thousand in 2004 compared to net loan charge-offs of $1.0 million for 2003. The amount in the provision for loan losses each year relates primarily to the significant growth in loans. Gross loans increased by $53 million in 2004 and $57 million in 2003. However, the decrease in the amount of the provision for 2004 primarily relates to the decrease in net charge offs to total loans from .28% at December 31, 2003 to .05% at December 31, 2004 and non-performing loans to total loans decreasing from .66% at December 31, 2003 to 0.24% as of December 31, 2004. See “Financial Condition—Loans—Non-Performing Assets.”

Non-Interest Income. The following table presents, for the periods indicated, the major categories of non-interest income:

	Year-Ended December 31,		Increase (Decrease)
	2004	2003
	(In thousands)
Service charges and other income	$991	$1,050	$(59)
Loan brokerage and referral fees	184	446	(262)
Income from bank owned life insurance	194	—	194
Net gain on sales of loans	108	65	43
Net gain on sales of securities	12	2	10

Total non-interest income	$1,489	$1,563	$(74)

The $74 thousand, or 4.7% decrease in total non-interest income was primarily due to a decrease of $262 thousand in loan brokerage and referral fees, partially offset by an increase in cash surrender value of bank owned life insurance purchased in July 2004. The decline in loan brokerage and referral fees was caused by an industry wide slow down in the residential mortgage refinance market. As a result of this trend, Community has reduced staff for the residential mortgage origination business but retained residential mortgage referral capability to generate fees. Community expects that the likely reduction in fee income associated with the reduction in refinance activity will be offset by a reduction in non-interest expense from staff reductions in this area.

Non-Interest Expense. Non-interest expenses are the costs, other than interest expense and the provision for loan losses, associated with the providing banking and financial services to customers and conducting Community’s affairs.

The following table presents, for the periods indicated, the major categories of non-interest expense:

	Year-Ended December 31,		Increase (Decrease)
	2004	2003
	(In thousands)
Salaries, wages and employee benefits	$8,619	$7,157	$1,462
Stock appreciation rights	2,095	149	1,946
Occupancy, equipment and depreciation	1,495	1,417	78
Loan related expense	235	127	108
Data and item processing	558	522	36
Advertising and public relations	587	465	122
Professional fees	359	230	129
Stationery and supplies	230	209	21
Insurance	249	173	76
Telephone and postage	198	232	(34)
Director fees	172	104	68
Software maintenance	102	99	3
Foreclosed assets, net	117	103	14
Other	930	1,033	(103)

Total non-interest expense	$15,946	$12,020	$3,926

The $3.9 million, or 32.7%, increase in total non-interest expense was primarily attributable to the unusual SARs expense (see “Trends and Developments Impacting Community’s Recent Results”) of $1.9 million ($1.3 million after tax effect) and an increase of $1.5 million or 20.4% in salary and employee benefits. The increase in salary and employee benefit expense can be attributed to an increase in the areas of lending, operations and human resources. The number of Full Time Equivalent employees increased to 109 at December 31, 2004 compared to 98 at December 31, 2003. In addition to general staffing of the various departments, Community was successful in recruiting both a Director of Human Resources in January, 2004 and a Chief Operations Officer in April, 2004. Also contributing to the increase was a newly imposed payroll tax on Nevada banks at the rate of 2% of wages paid quarterly, which became effective October 1, 2003.

Provision for Income Taxes. Community recorded tax provisions of $2.4 million in 2004 and $2.3 million in 2003. Our effective tax rates were 30% and 31% for 2004 and 2003, respectively, as compared to the expected effective tax rate of 34%. The difference from the expected rate in both years was largely due to the non- taxable nature of income from municipal securities.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

	Year Ended December 31,
	2003	2002	Increase (Decrease)
	(Dollars in thousands, except per share data)
Consolidated Statement of Earnings Data:
Interest income	$27,143	$25,449	$1,694
Interest expense	7,453	8,709	(1,256)

Net interest income	19,690	16,740	2,950
Provision for loan losses	1,723	1,958	(235)

Net interest income after provision for loan losses	17,967	14,782	3,185
Non-interest income	1,563	1,392	171
Non-interest expense	12,020	9,112	2,908

Income before income taxes	7,510	7,062	448
Provision for income taxes	2,295	2,337	(42)

Net income	$5,215	$4,725	$490

Earnings per share—basic	$1.13	$1.03	$0.10

Earnings per share—diluted	$1.10	$1.01	$0.09

Community’s net income grew by 10.4% to $5.2 million for the year ended December 31, 2003 as compared to $4.7 million for the year ended December 31, 2002. Its return on average assets was 1.19% and return on average stockholders’ equity was 17.8% for the year ended December 31, 2003, compared to 1.33% and 19.1%, respectively for the year ended December 31, 2002.

Net Interest Income and Net Interest Margin. The 17.6% increase in net interest income for the year ended December 31, 2003 was primarily due to an increase in interest income of $1.7 million, and a decrease of $1.3 million in interest expense. Average interest-earning assets increased to $417 million during 2003 as compared to $337 million during 2002, reflecting Community’s continuing growth trend. Total interest expense decreased as a result of ongoing declines in interest rates throughout the financial marketplace over the course of the year, as well as a significant shift in our deposit mix.

The average yield on Community’s interest-earning assets fell to 6.51% in 2003 from 7.56% in 2002. The decrease in the average yield on interest-earning assets resulted from both a general decline in interest rate levels and the decrease in the percentage of interest-earning assets represented by loans during 2003 as compared to 2002.

The cost of Community’s average interest-bearing liabilities decreased to 2.39% in 2003 from 3.27% in 2002. This decrease was consistent with the introduction of Community’s pricing model in 2003 and planned shift in deposit mix.

The 25 basis points decrease in Community’s net interest margin for the year ended December 31, 2003 was due primarily to a lower earning asset yield partially offset by a lower cost of funds.

The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented. Average balances are derived from daily balances, and non-accrual loans are included as interest earning assets for purposes of this table.

	Year Ended December 31, 2003			Year Ended December 31, 2002
	Average Balance	Interest Income or Expense	Average Yield or Cost	Average Balance	Interest Income or Expense	Average Yield or Cost
	(Dollars in thousands)
ASSETS
Interest-earning assets:
Gross Loans, (1)(2)(3)	$320,758	$24,679	7.69%	$272,816	$23,172	8.49%
Investment Securities—Taxable	51,045	1,331	2.61%	30,559	1,414	4.63%
Investment Securities—Non-taxable (3)	21,853	845	3.87%	11,210	484	4.32%
Federal funds sold	22,093	242	1.10%	21,501	339	1.58%
Other investments (4)	993	46	4.63%	596	40	6.71%

Total interest-earning assets	416,742	$27,143	6.51%	336,682	$25,449	7.56%
Non-earning assets:
Cash and due from banks	12,727			10,797
Unearned loan fees	(1,161)			(1,170)
Allowance for loan losses	(4,941)			(4,232)
Other assets	13,476			14,020

Total assets	$436,843			$356,097

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing Liabilities:
Deposits
Interest-bearing demand	$12,617	$45	0.36%	$10,825	$71	0.66%
Money Market	136,569	2,298	1.68%	96,894	2,073	2.14%
Savings	4,185	8	0.19%	3,753	11	0.29%
Time certificates of deposit	138,758	4,328	3.12%	147,527	6,273	4.25%

Total interest-bearing deposits	292,129	6,679	2.29%	258,999	8,428	3.25%
Short-term borrowings	4,107	52	1.27%	3,448	64	1.86%
Junior subordinated debt	15,464	722	4.67%	4,081	217	5.32%

Total interest-bearing liabilities	311,700	7,453	2.39%	266,528	8,709	3.27%
Non-interest-bearing liabilities
Demand deposits	94,357			63,408
Other liabilities	1,507			1,432

Total liabilities	407,564			331,368
Stockholders’ equity	29,279			24,729

Total liabilities and stockholders’ equity	$436,843			$356,097

Net interest income		$19,690			$16,740

Net interest spread (5)			4.12%			4.29%
Net interest margin (6)			4.72%			4.97%

(1)	Includes average non-accrual loans of $2.6 million in 2003 and $4.4 million in 2002.
(2)	Net loan fees of $3.0 million and $3.0 million are included in the yield computations for 2003 and 2002, respectively.

(3)	Yields on loans and securities have not been adjusted to a tax-equivalent basis
(4)	Includes Federal Reserve Bank stock, Federal Home Loan Bank stock and Pacific Coast Bankers Bank stock.
(5)	Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.
(6)	Net interest margin is computed by dividing net interest income by total average earning assets.

The following table shows the change in interest income and interest expense and the amount of change attributable to variances in volume, rates and the combination of volume and rates based on the relative changes of volume and rates.

	Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
	Net Change	Rate	Volume	Mix
	(In thousands)
Loans	$1,507	$(2,183)	$4,070	$(380)
Investment Securities—Taxable	(83)	(617)	949	(415)
Investment Securities—Non-taxable	361	(50)	460	(49)
Federal funds sold	(97)	(103)	9	(3)
Other investments	6	(12)	27	(9)

Total interest income	1,694	(2,965)	5,515	(856)
Interest expense:
Interest-bearing demand	(26)	(33)	12	(5)
Money Market	225	(446)	849	(178)
Savings	(3)	(4)	1	—
Time certificates of deposit	(1,945)	(1,667)	(373)	95
Short-term borrowings	(12)	(20)	12	(4)
Junior subordinated debt	505	(27)	606	(74)

Total interest expense	(1,256)	(2,197)	1,107	(166)

Net interest income	$2,950	$(768)	$4,408	$(690)

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2003 was $1.7 million compared to $2.0 million in the year ended December 31, 2002. Community experienced net loan charge-offs of $1.0 million in 2003 compared to net loan charge-offs of $970 thousand for 2002. The amount in the provision for loan losses each year relates primarily to the significant growth in loans. Gross loans increased by $57 million in 2003 and $46 million in 2002. However, the decrease in the amount of the provision for 2003 primarily reflected that non-performing loans to total loans decreased from 1.1% at December 31, 2002 to 0.66% as of December 31, 2003. See “Financial Condition—Loans—Non-Performing Assets.”

Non-Interest Income. The following table presents, for the periods indicated, the major categories of non-interest income:

	Year Ended December 31,		Increase
	2003	2002	(Decrease)
	(In thousands)
Service charges and other income	$1,050	$1,030	$20
Loan brokerage and referral fees	446	334	112
Net gain on sale of loans	65	45	20
Net gain/(loss) on sale of securities	2	(17)	19

Total non-interest income	$1,563	$1,392	$171

The $171 thousand, or 12.3% increase in total non-interest income was primarily due to an increase of $112 thousand in loan brokerage and referral fees attributable to an extraordinary level of residential mortgage refinancing activity.

Non-Interest Expense. The following table presents, for the periods indicated, the major categories of non-interest expense:

	Year-Ended December 31,		Increase (Decrease)
	2003	2002
	(In thousands)
Salaries, wages and employee benefits	$7,157	$5,767	$1,390
Stock appreciation rights	149	40	109
Occupancy, equipment and depreciation	1,417	1,045	372
Loan related expense	127	113	14
Data processing	522	465	57
Advertising and public relations	465	403	62
Professional fees	230	145	85
Stationery and supplies	209	177	32
Insurance	173	150	23
Telephone and postage	232	194	38
Director fees	104	92	12
Software maintenance	99	66	33
Foreclosed assets, net	103	(173)	276
Other	1,033	628	405

Total non-interest expense	$12,020	$9,112	$2,908

The $2.9 million, or 31.9%, increase in total non-interest expense was principally the result of Community’s new corporate headquarters and the opening of its City Centre branch in October 2002, which had a minimal impact on 2002 expenses. Salary and employee benefit expenses increased to $7.3 million for the year ended December 31, 2003 compared to $5.8 million for the year ended December 31, 2002. The salary and benefit expense increase can be attributed to the opening of the City Centre branch, increase in personnel and increased performance based incentives, including loan officer commissions. The number of FTEs increased to 98 at December 31, 2003 compared to 90 at December 31, 2002.

The $372 thousand total increase in occupancy, equipment and depreciation expense was primarily attributed to the lease of Community’s new corporate headquarters and branch, which accounted for approximately 62% of the increase, while the other 38% included parking expense, maintenance and related expenses associated with the new office space.

Foreclosed assets expense increased $276 thousand to $103 thousand as two properties were sold during 2003 generating a net loss of $103 thousand. In 2002 we sold one property with a gain of approximately $35 thousand. Community was receiving lease payments in 2002 on one of the properties sold in 2003. These lease payments, net of related rental and other foreclosed asset expenses, was approximately $138 thousand. Other expenses increased $405 thousand, or 64.5%, in 2003 as a result of the cost to secure Community’s branch servers, e-mail and internet banking services, general expenses associated with an additional branch and the expense of providing additional training and education to employees and officers.

Provision for Income Taxes. Community recorded tax provisions of $2.3 million in 2003 and in 2002. Community’s effective tax rates were 31% and 33% for 2003 and 2002, respectively, as compared to the expected effective tax rate of 34%. The difference from the expected rate in both years was largely due to the non- taxable nature of income from municipal securities.

Financial Condition

Community’s total assets at March 31, 2005, December 31, 2004, December 31, 2003 and December 31, 2002 were $634 million, $574 million, $463 million and $401 million, respectively. Total deposits at March 31, 2005, December 31, 2004, December 31, 2003 and December 31, 2002 were $535 million, $476 million, $404 million and $352 million, respectively.

Loans

Community’s gross loans at December 31, 2004, December 31, 2003 and December 31, 2002 were $403 million, $350 million, and $294 million, respectively, an increase of 15.2%, 19.3%, and 18.8% over the prior period, respectively. Community’s overall steady growth in loans from 2000 to 2004 is consistent with its historical focus and strategy to grow its loan portfolio. Since December 31, 2000, construction loans experienced the highest growth within the portfolio, growing from $47 million to $167 million at December 31, 2004, followed by commercial real estate loans which grew from $75 million at December 31, 2000 to $148 million at December 31, 2004.

Total loans increased $6.6 million, or 1.6%, to $409.8 million as of March 31, 2005 from $403.3 million as of December 31, 2004. Since December 31, 2004, construction loans experienced the highest growth within Community’s portfolio, growing from $167 million to $174 million, followed by commercial real estate loans which grew from $148 million to $152 million. While Community continues to focus on its strong real estate lending portfolio, it expects to diversify the portfolio in future periods. See “Business-Strategy” and “Trends and Developments Impacting Community’s Recent Results.” One step toward that diversification was the opening of a new loan production office in the high growth market of San Diego, California during March of 2005.

The following table shows the amounts of loans outstanding at the end of each of the periods and years indicated.

	March 31, 2005	December 31,
		2004	2003	2002	2001	2000
Commercial and industrial loans	$59,065	$59,820	$62,476	$62,135	$55,424	$52,059
Constructions loans (1)	174,027	167,154	133,875	114,144	68,716	46,521
Commercial real estate loans	152,387	148,411	122,396	89,612	98,701	74,852
Residential real estate loans	21,263	24,097	26,987	23,632	18,860	13,507
Consumer loans and other	3,090	3,788	4,348	4,012	5,481	5,441

Gross loans (2)	409,832	403,270	350,082	293,535	247,182	192,380
Allowance for loan losses	(6,156)	(6,133)	(5,409)	(4,688)	(3,700)	(2,827)
Deferred loan costs(fees), net	(2,287)	(2,126)	(1,454)	(1,006)	(1,267)	(812)

Net loans	$401,389	$395,011	$343,219	$287,841	$242,215	$188,741

(1)	Includes approximately $118 million in loans at March 31, 2005 relating to raw land, acquisition and construction loans for commercial real estate projects and approximately $56 million in loans at March 31, 2005 relating to raw land, acquisition and construction loans for residential real estate projects.
(2)	Includes syndicated loans and participation loans which, at March 31, 2005, constituted less than 2% and approximately 15%, respectively, of total gross loans at such date.

The following tables show the amounts of loans outstanding as of December 31, 2004, which, based on remaining scheduled repayments of principal, were due in one year or less, more than one year through five years, and more than five years. Lines of credit or other loans having no stated maturity and no stated schedule of repayments are reported as due in one year or less. In the tables below, loans are classified as real estate-related if they are collateralized by real estate, regardless of their classification in the previous table. The tables also present, for loans with maturities over one year, an analysis with respect to fixed interest rate loans and floating interest rate loans.

	Maturity				Rate Structure for Loans Maturing over One Year
	One Year or less	One through Five Years	Over Five Years	Total	Fixed Rate	Floating Rate
		(In thousands)
Commercial	$36,132	$22,690	$998	$59,820	$7,363	$16,325
Construction	109,376	57,527	251	167,154	532	57,246
Commercial real estate	13,035	67,235	68,141	148,411	63,730	71,646
Residential real estate	12,770	4,579	6,748	24,097	1,045	10,282
Consumer and other	3,309	462	17	3,788	459	20

Total	$174,622	$152,493	$76,155	$403,270	$73,129	$155,519

Concentrations. As of March 31, 2005, in management’s judgment, a concentration of loans existed in real estate-related loans. At that date, real estate-related loans comprised 85% of gross loans.

Although management believes the loans within this concentration have no more than the normal risk of collectibility, a substantial decline in the performance of the economy in general or a decline in real estate values in Community’s primary market areas, in particular, could have an adverse impact on collectibility, increase the level of real estate-related non-performing loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on Community’s business, financial condition, results of operations and cash flows.

Non-Performing Assets. Generally, loans are placed on non-accrual status when they become 90 days or more past due or at such earlier time as management determines timely recognition of interest to be in doubt. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower’s financial condition is such that collection of interest is doubtful. The following table summarizes the loans for which the accrual of interest has been discontinued and loans more than 90 days past due and still accruing interest, including those loans that have been restructured, and other real estate owned, which we refer to as OREO:

	March 31,		December 31,
	2005	2004	2004	2003	2002	2001	2000
Non-accrual loans, not restructured	$914	$3,882	$966	$1,596	$3,213	$5,584	$5,560
Accruing loans past due 90 days or more	—	—	2	—	21	4	429
Restructured loans	—	—	—	719	—	—	—

Total non-performing loans (NPLs)	914	3,882	968	2,315	3,234	5,588	5,989
OREO	—	1,082	2,191	1,192	2,655	2,637	—

Total non-performing assets (NPAs)	$914	$4,964	$3,159	$3,507	$5,889	$8,225	$5,989

Selected ratio’s
NPLs to total loans	0.22%	1.11%	0.24%	0.66%	1.10%	2.26%	3.11%
NPAs to total loans and OREO	0.22%	1.41%	0.78%	1.00%	1.99%	3.29%	3.11%
NPAs to total assets	0.14%	1.03%	0.55%	0.76%	1.47%	2.71%	2.17%

Between the years 2000 and 2004, Community experienced an improvement in credit quality as measured by non-performing loans and assets as a percent of total loans and total assets respectively. This was due to the following factors: (i) the recruitment of a highly experienced Chief Operating Officer in April 2002 who oversees Community’s lending operations; (ii) the hiring of a Credit Administrator in 3rd quarter 2002 who has improved credit risk management techniques; and (iii) the continuous upgrade in the experience and skill-set of Community’s loan underwriters.

At March 31, 2005, Community had $914 thousand in non-accrual loans, which consisted of loans to 2 borrowers with 96% of the total represented by one loan. Both of the loans on non-accrual were originated prior to 2002. The largest credit is a $875,000 SBA loan which is 75% guaranteed by the SBA.

OREO Properties. Non-performing assets decreased $2.2 million or 71.1% to $914 thousand as of March 31, 2005, as compared to $3.2 million as of December 31, 2004, primarily due to the sale of three OREO properties during the first quarter of 2005.

Impaired Loans. “Impaired loans” are loans for which it is probable that Community will not be able to collect all amounts due according to the original contractual terms of the loan agreement. The category of “impaired loans” is not coextensive with the category of “non-accrual loans”, although the two categories overlap. Non-accrual loans include impaired loans, which are not reviewed on a collective basis for impairment, and are those loans on which the accrual of interest is discontinued when collectibility of principal and interest is uncertain or payments of principal or interest have become contractually past due 90 days. Management may choose to place a loan on non-accrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if it is probable that Community will collect all amounts due in accordance with the original contractual terms of the loan or the loan is not a commercial, commercial real estate or an individually significant mortgage or consumer loan.

In determining whether or not a loan is impaired, Community applies its normal loan review procedures on a case-by-case basis taking into consideration the circumstances surrounding the loan and borrower, including the collateral value, the reasons for the delay, the borrower’s prior payment record, the amount of the shortfall in relation to the principal and interest owed and the length of the delay. Community measures impairment on a loan-by-loan basis using either the present value of expected future cash flows discounted at the loan’s effective interest rate or at the fair value of the collateral if the loan is collateral dependent, less estimated selling costs. Loans for which an insignificant shortfall in amount of payments is anticipated, but where Community expects to collect all amounts due, are not considered impaired.

As a separate categorization, any troubled debt restructurings are defined as loans that Community has agreed to modify by accepting below-market terms, either by granting interest rate concessions or by deferring principal and/or interest payments.

Loans aggregating $1.2 million at March 31, 2005, $916 thousand at December 31, 2004, $1.4 million at December 31, 2003 and $5.2 million at December 31, 2002 were designated as impaired. The total allowance for loan losses related to these loans was $683 thousand at March 31, 2005, $444 thousand at December 31, 2004, $269 thousand at December 31, 2003 and $1.2 million at December 31, 2002.

The amount of interest income that Community would have recorded on non-accrual and impaired loans had the loans been current totaled $100 thousand at March 31, 2005, $93 thousand at December 31, 2004, $128 thousand for 2003 and $128 thousand for 2002 . All payments received on loans classified as non-accrual are applied to principal, accordingly, no income on such loans was included in our net income for the years ended December 31, 2004, 2003 and 2002.

At March 31, 2005, Community had no loans not disclosed above as non-accrual loans, as to which it had serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in disclosure of these loans as non-accrual loans.

Allowance for Loan Losses

Community must maintain an adequate allowance for loan losses, or ALLL, based on a comprehensive methodology that assesses the probable losses inherent in the loan portfolio. Like all financial institutions, Community maintains an ALLL based on a number of quantitative and qualitative factors, including levels and trends of past due and non-accrual loans, asset classifications, loan grades, change in volume and mix of loans, collateral value, historical loss experience, peer group loss experience, size and complexity of individual credits and economic conditions. Provisions for loan losses are provided on both a specific and general basis. Specific allowances are provided for impaired credits for which the expected/anticipated loss is measurable. General valuation allowances are based on a portfolio segmentation based on risk grading with a further evaluation of various quantitative and qualitative factors noted above.

Community incorporates statistics provided through the FDIC regarding loss percentages experienced by banks in the western United States, as well as an internal five-year loss history to establish potential risk based on collateral type securing each loan. As an additional comparison, Community examines local peer group banks to determine the nature and scope of their losses to date. Such examination provides a geographic-and size-specific flavor for trends in the local banking community. Finally, Community closely examines each credit graded Special Mention and below to individually assess the appropriate loan loss reserve for a particular credit.

Community periodically reviews the assumptions and formulae by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowances in light of the current status of the factors described above.

Specific Allocations. All classified loans are carefully evaluated for loss portions or potential loss exposure. The evaluation occurs at the time the loan is classified and on a regular basis thereafter (at least quarterly). This evaluation is documented in a problem asset status report relating to a specific loan or relationship. Specific allocation of reserves considers the value of the collateral, the financial condition of the borrower, and industry and current economic trends. Community reviews the collateral value, cash flow, and tertiary support on each classified credit. Any deficiency outlined by a real estate collateral evaluation liquidation analysis, or cash flow shortfall is accounted for through a specific allocation reserve calculation for the loan.

For classified loans that are also classified as “impaired,” an allowance is established when discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of the loan pursuant to FASB statement No. 114, “Accounting by Creditors for Impairment of a Loan.”

General Allowances. Community performs a portfolio segmentation based on risk grading. Credits are rated into eight different categories (Grades 1-8), with a percentage of the portfolio, based on grade, allocated to the allowance pursuant to FASB statement No. 5, “Accounting for Contingencies.” The loss factors for each risk grade are determined by management based on management’s overall assessment of the overall credit quality at month end taking into account various quantitative and qualitative factors such as trends of past due and non-accrual loans, asset classifications, loan grades, collateral value, historical loss experience and economic conditions. The first four grades are considered satisfactory. The other four grades range from a “Watch/Pass” category to a “Doubtful” category. For a discussion of these four grades, see “Business Activities—Lending and Credit Policies.”

The following table sets forth the activity in Community’s allowance for loan losses for the periods indicated:

	At or for the three months ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
		(Dollars in thousands)
Allowance for loan losses:
Beginning balance	$6,133	$5,409	5,409	$4,688	$3,700	$2,827	$1,853
Loans charged off during period:
Commercial	—	—	367	617	751	899	497
Construction	—	—	1	180	—	—	—
Commercial real estate	—	—	—	3	—	—	129
Residential real estate	—	—	—	177	129	74	8
Consumer and other	16	12	15	59	153	64	67

Total	16	12	383	1,036	1,033	1,037	701
Recoveries:
Commercial	39	1	121	6	63	—	20
Construction	—	1	1	—	—	—	—
Commercial real estate	—	—	—	—	—	—	—
Residential real estate	—	3	63	26	—	—	—
Consumer and other	—	—	—	2	—	1	—

Total	39	5	185	34	63	1	20
Net loans and leases charged off	(23)	7	198	1,002	970	1,036	681
Provision for loan losses	—	222	922	1,723	1,958	1,909	1,655

Ending balance	$6,156	$5,624	6,133	$5,409	$4,688	$3,700	$2,827

Gross loans	$409,832	$351,273	403,270	$350,082	$293,535	$247,182	$192,380

Average loans	405,272	353,012	362,493	320,758	272,816	219,438	168,574

Non-performing loans	914	3,882	966	2,315	3,234	5,588	5,989

Selected ratios:

Net charge-offs to average loans	-0.01%	0.00%	0.05%	0.31%	0.36%	0.47%	0.40%

Provision for loan losses to average loans	0.00%	0.06%	0.25%	0.54%	0.72%	0.87%	0.98%

Allowance for loan losses to loans outstanding at end of period	1.50%	1.60%	1.52%	1.55%	1.60%	1.50%	1.47%

Allowance for loan losses to non-performing loans	673.5%	144.9%	634.9%	233.7%	145.0%	66.2%	47.2%

Community considers many factors to determine the amount and allocation of the allowance for loan losses. Loss ranges are based on the losses experienced by comparable banks throughout the United States, with total assets under $1 billion. Community also reviews the loss experience of peer banks located in the greater Las Vegas area. These statistics are measured against Community’s current allocation and historical loss record (for the previous five-year period) to aid in assessing the adequacy of the allowance for loan losses.

For commercial banks generally, the “Commercial and Industrial Loans not secured by real estate” category represents the highest risk category. This category has been the largest historical source of losses for Community. As a result, Community makes a significant allocation to this category. The commercial portfolio, which makes up approximately 14% of Community’s total loans as of March 31, 2005, is further segmented by sub categories for allowance for loan losses calculation purposes. Categories with historical high losses and risk characteristics, such as certain SBA, UCC secured loans and unsecured loans are provided a higher loss factor. Other categories, such as stock and bond secured or assignment of cash collateral loans are provided a nominal loss factor based upon a history of minimal losses. While the majority of Community’s historical charge offs have occurred in the commercial portfolio, Community believes that the allowance allocation is adequate when considering the current composition of the categories of the commercial loans and related loss factors that are utilized.

Community’s construction portfolio reflects some borrower concentration risk, and also carries the enhanced risks encountered with construction loans generally. Construction activity in the greater Las Vegas area is currently intense, presenting challenges in the timely completion of projects. With any unanticipated problems, a project can be delayed for an extended period, as unscheduled work can be difficult to accomplish due to the high demand for construction workers, and delays associated with permitting issues. For these reasons, a higher allocation is justified in this loan category.

Community’s commercial real estate loans are a mixture of new and seasoned properties, retail, office, warehouse, and some special purpose. Loans on properties are generally underwritten at a loan to value ratio of less than 75% with a minimum debt coverage ratio of 1.25. Community’s grading system allows its loan portfolio, including real estate, to be ranked across four “pass” risk grades. Generally, the real estate loan portfolio is risk rated “4—Acceptable Risk.” The risk rated reserve factor increases with each grade increase, and the general real estate portfolio grade of “4” is more reflective of the various risks inherent in the real estate portfolio, such as large size and complexity of individual credits, and overall concentration of credit risk. Accordingly, a greater allowance allocation is provided on commercial real estate loans.

The following table indicates management’s allocation of the allowance and the percent of loans in each category to total loans as of each of the following dates:

	March 31, 2005
	Allocation of the Allowance	Percent of Loans in Each Category to Total Loans
Commercial	4,454	14.41%
Construction	263	42.46%
Commercial real estate	860	37.18%
Residential real estate	199	5.19%
Consumer and Other	380	0.76%

Total	6,156	100.00%

	December 31,
	2004		2003		2002		2001		2000
	Allocation of the Allowance	Percent of Loans in Each Category to Total Loans	Allocation of the Allowance	Percent of Loans in Each Category to Total Loans	Allocation of the Allowance	Percent of Loans in Each Category to Total Loans	Allocation of the Allowance	Percent of Loans in Each Category to Total Loans	Allocation of the Allowance	Percent of Loans in Each Category to Total Loans
Commercial	4,409	14.8%	3,772	17.8%	3,319	21.2%	2,657	22.4%	2,051	27.1%
Construction	237	41.4%	228	38.2%	190	38.8%	140	27.8%	103	24.2%
Commercial real estate	893	36.9%	858	35.0%	715	30.5%	561	40.0%	420	38.9%
Residential real estate	238	6.0%	228	7.7%	190	8.1%	142	7.6%	107	7.0%
Consumer and Other	356	0.9%	323	1.3%	274	1.4%	200	2.2%	146	2.8%

Total	6,133	100.0%	5,409	100.0%	4,688	100.0%	3,700	100.0%	2,827	100.0%

Investments

The carrying value of Community’s investment securities at March 31, 2005 totaled $92 million compared to $84 million at December 31, 2004, $69 million at December 31, 2003, and $63 million at December 31, 2002. The increases experienced year over year, are a result of growth in deposits. The carrying value of Community’s investment securities at March 31, 2005 totaled $92 million, compared to $84 million at December 31, 2004. The increases experienced are a result of growth in deposits. Community’s portfolio consists primarily of U.S. Government agencies, agency mortgage-backed securities and obligations of states and political subdivisions.

The carrying value of Community’s portfolio of investment securities at March 31, 2005 and 2004, December 31, 2004, 2003, and 2002 was as follows:

	Carrying Value At March 31, 2005	Carrying Value At December 31, 2004
		2004	2003	2002
		(In thousands)
U.S. Treasury securities	—	—	$1,009	$2,443
U.S. Government agencies	17,142	14,866	14,397	8,555
Obligations of states and political subdivisions	23,227	23,590	24,516	19,062
Mortgage-backed securities	51,572	45,064	27,328	25,231
Other securities	514	521	1,603	2,580
Mutual fund	—	—	—	5,010

Total investment securities	92,455	84,041	$68,853	$62,881

The following tables show the maturities of investment securities at March 31, 2005, and the weighted average yields of such securities, excluding the benefit of tax-exempt securities:

	Within One Year		After One Year but within Five Years		After Five Years but within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
U.S. Government agencies	9,505	2.90%	7,637	3.36%	—	0.00%	—	0.00%
Obligations of states and political subdivisions	887	5.38%	11,611	5.38%	10,551	5.96%	178	5.57%
Mortgage-backed securities	525	3.82%	49,215	3.95%	1,832	4.80%	—	0.00%
Other securities	—	0.00%	—	0.00%	513	6.97%	—	0.00%

Total investment securities	$10,917	3.15%	$68,463	4.13%	$12,896	5.84%	$178	5.57%

Deposits

Total deposits were $535 million at March 31, 2005, compared to $419 million at March 31, 2004. The increase in total deposits since March 31, 2004 is attributed primarily to Community’s commitment to relationship banking and the focus on core deposits along with increased performance based incentives. Non-interest-bearing demand deposits increased to $132 million, or 24.6% of total deposits, at March 31, 2005, from $114 million, or 27.3% of total deposits, at March 31, 2004. Interest-bearing deposits are comprised of money market accounts, regular savings accounts, CDs of under $100,000 and CDs of $100,000 or more.

Total deposits increased $58.9 million, or 12.4%, to $535 million as of March 31, 2005 from $476 million as of December 31, 2004 with interest bearing demand showing the largest increase, growing from $222 million to $278 million followed by an increase in non-interest bearing demand which grew from $122 million to $132 million. The increase in interest bearing demand is partially attributed to a new short term deposit of $26 million from one customer, which has been reduced to approximately $10 million as of April 4, 2005. In an ongoing effort to improve earnings, the Company continues to focus its attention on attracting lower cost core deposits and reducing the reliance on more expensive time deposits.

The following table shows the average amount and average rate paid on the categories of deposits for each of the periods indicated:

	Three months ended March 31,				Year ended December 31,
	2005		2004		2004		2003		2002
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
					(Dollars in thousands)
Interest-bearing demand	21,692	0.87%	14,988	0.32%	19,459	0.47%	$12,617	0.36%	$10,825	0.66%
Money market	232,895	1.98%	140,283	1.26%	190,322	1.52%	136,569	1.68%	96,894	2.14%
Savings	5,595	0.50%	5,536	0.14%	6,069	0.23%	4,185	0.19%	3,753	0.29%
Time	121,482	2.41%	139,513	2.74%	125,898	2.43%	138,758	3.12%	147,527	4.25%
Non-interest bearing deposits	132,606	0.00%	104,993	0.00%	124,737	0.00%	95,357	0.00%	63,408	0.00%

Total	514,270	1.51%	405,313	1.39%	466,485	1.30%	$387,486	1.73%	$322,407	2.61%

Additionally, the following table shows the maturities of CDs of $100,000 or more at March 31, 2005:

March 31, 2005
(In thousands)
Due in three months or less	$17,149
Due in over three months through six months	6,153
Due in over six months through twelve months	25,504
Due in over twelve months	9,024

Total	$57,830

Capital Resources and Subordinated Debt

Current risk-based regulatory capital standards generally require banks and bank holding companies to maintain a minimum ratio of “core” or “Tier I” capital (consisting principally of common equity) to risk-weighted assets of at least 4%, a ratio of Tier I capital to adjusted total assets (leverage ratio) of at least 4% and a ratio of total capital (which includes Tier I capital plus certain forms of subordinated debt, a portion of the allowance for loan losses and preferred stock) to risk-weighted assets of at least 8%. Risk-weighted assets are calculated by multiplying the balance in each category of assets by a risk factor, which ranges from zero for cash assets and certain government obligations to 100% for some types of loans, and adding the products together.

	Regulatory Requirements (Greater than or equal to stated percentage)		Actual at March 31, 2005
	Adequately Capitalized	Well Capitalized	Community Bank of Nevada	Community Bancorp
Tier 1 leverage capital ratio	4.0%	5.0%	8.5%	15.5%
Tier 1 risk-based capital	4.0%	6.0%	11.0%	19.5%
Total risk-based capital	8.0%	10.0%	12.3%	20.7%

Community was well capitalized at both the bank and holding company at March 31, 2005 for federal regulatory purposes.

In order to manage its capital position more efficiently, Community formed Community Bancorp (NV) Statutory Trust I, a Connecticut statutory trust formed with capital of $464 thousand, for the sole purpose of issuing trust preferred securities. During the fourth quarter of 2002, Community Bancorp (NV) Statutory Trust I issued 15,000 Floating Rate Capital Trust Pass-Through Securities, or the trust preferred securities, with liquidation value of $1,000 per security, for gross proceeds of $15.0 million. The entire proceeds of the issuance were invested by Community Bancorp (NV) Statutory Trust I in $15.5 million of Floating Rate Junior Subordinated Deferrable Interest Debentures, or the subordinated debentures, issued by Community, with identical maturity, repricing and payment terms as the trust preferred securities. The subordinated debentures represent the sole assets of Community Bancorp (NV) Statutory Trust I. The subordinated debentures mature on September 26, 2032, and bear an interest rate at March 31, 2005 of 6.49% (based on 3-month LIBOR plus 3.40%), with repricing occurring and interest payments due quarterly. Community injected $8 million of the net proceeds from the sale of the subordinated debentures into Community Bank of Nevada and retained the remaining proceeds for the needs of Community Bancorp.

The subordinated debentures are redeemable by Community, subject to Community’s receipt of prior approval from the Federal Reserve Bank of San Francisco, on any March 26 or December 26 on or after December 26, 2007.

The redemption price is par plus accrued and unpaid interest, except in the case of redemption under a special event which is defined in the debenture occurring prior to December 26, 2006. The trust preferred securities are subject to mandatory redemption to the extent of any early redemption of the subordinated debentures and upon maturity of the subordinated debentures on December 26, 2032.

Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security at an interest rate at March 31, 2005 of 6.49%. For each successive period beginning on March 26 of each year, the rate will be adjusted to equal the 3-month LIBOR plus 3.40%; provided, however, that prior to September 26, 2007, such annual rate shall not exceed 11.9%. Community Bancorp (NV) Statutory Trust I has the option to defer payment of the distributions for a period of up to five years, but during any such deferral, we would be restricted from paying dividends. See “Comparison of Community Common Stock and Commerce Common Stock—Dividends.” Community has guaranteed, on a subordinated basis, distributions and other payments due on the trust preferred securities. For financial reporting purposes, Community’s investment in the trust is accounted for under the equity method and is included in other assets on the accompanying consolidated balance sheet. The subordinated debentures issued and guaranteed by Community and held by the trust are reflected on Community’s consolidated balance sheet in accordance with provisions of Interpretation No. 46 issued by the Financial Accounting Standards Board, or FASB, No. 46, Consolidation of Variable Interest Entities. Under applicable regulatory guidelines, all of the trust preferred securities currently qualify as Tier 1 capital.

Contractual Obligations and Off-Balance Sheet Arrangements

Community Bancorp and Community Bank of Nevada, in the conduct of ordinary business operations routinely enter into contracts for services. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for the early termination of the contracts. Community Bancorp and Community Bank of Nevada are also parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. In addition, in connection with the issuance of the trust preferred securities, Community Bancorp has committed to irrevocably and unconditionally guarantee the following payments or distributions with respect to the preferred securities to the holders thereof to the extent that Community Bancorp (NV) Statutory Trust I has not made such payments or distributions and has the funds therefore: (i) accrued and unpaid distributions, (ii) the redemption price, and (iii) upon a dissolution or termination of the trust, the lesser of the liquidation amount and all accrued and unpaid distributions and the amount of assets of the trust remaining available for distribution. Management does not believe that these off-balance sheet arrangements have a material current effect on Community Bancorp’s and Community Bank of Nevada’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources, but there can be no assurance that such arrangements will not have a future effect. See Community’s Financial Statements for more information regarding its commitments.

The following table sets forth our significant contractual obligations at March 31, 2005:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
Contractual Obligations

Junior subordinated deferrable interest debentures	15,464	—	—	—	15,464
Operating lease obligations	7,321	677	1,540	1,614	3,490

Total	22,785	677	1,540	1,614	18,954

The following table sets forth our other significant commitments at March 31, 2005:

		Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	After 5 years
	(In thousands)
Other Commitments
Commitments to extend credit	$144,319	$92,237	$43,673	$3,343	$5,066
Credit card commitments	1,443	—	1,443	—	—
Standby letters of credit	1,586	1,586	—	—	—

Total	$147,348	$93,823	$45,116	$3,343	$5,066

Liquidity

The ability to have readily available funds sufficient to repay fully maturing liabilities is of primary importance to depositors, creditors and regulators. Community’s liquidity, represented by cash and due from banks, federal funds sold and available-for-sale securities, is a result of Community’s operating, investing and financing activities and related cash flows. In order to ensure funds are available at all times, Community devotes resources to projecting on a monthly basis the amount of funds that will be required and maintain relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets. Community has borrowing lines at correspondent banks totaling $19.0 million. In addition, loans and securities are pledged to the FHLB totaling $20.0 million as of March 31, 2005 and $7.5 million securities pledged to the FRB Discount window. As of March 31, 2005 we had $70.0 million in securities available to be sold or pledged to the FHLB and/or FRB Discount Window.

Community has a formal liquidity policy, and in the opinion of management, liquid assets are considered adequate to meet cash flow needs for loan funding and deposit cash withdrawal for the next 60-90 days. At March 31, 2005, Community had $205 million in liquid assets comprised of $114 million in cash and cash equivalents (including fed funds sold of $98 million) and $91 million in available-for-sale securities.

On a long term basis, Community’s liquidity will be met by changing the relative distribution of its asset portfolios, i.e., reducing investment or loan volumes, or selling or encumbering assets. Further, Community will increase liquidity by soliciting higher levels of deposit accounts through promotional activities and/or borrowing from correspondent banks as well as the Federal Home Loan Bank of San Francisco. At the current time, Community’s long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals. All of these needs can currently be met by cash flows from investment payments and maturities, and investment sales if the need arises.

Community’s liquidity is comprised of three primary classifications: cash flows from operating activities; cash flows used in investing activities; and cash flows provided by financing activities. Net cash provided by operating activities has consisted primarily of net income adjusted for changes in certain other asset and liability accounts and certain non-cash income and expense items such as the loan loss provision, investment and other amortizations and depreciation. At March 31, 2005 net cash provided by operating activities was $2.5 million, compared to net cash provided by operating activities of $2.3 million for the same period of 2004. For the year ended December 31, 2004, net cash provided by operating activities was $9.0 million, compared to net cash provided by operations of $9.1 million for the same period in 2003. For the year ended December 31, 2002, net cash provided by operating activities was $6.9 million.

Community’s primary investing activities are the origination of real estate, commercial and consumer loans and purchase and sale of securities. Community’s net cash provided by and used in investing activities has been primarily influenced by its loan activity. Net increases in loans for the periods ended March 31, 2005 and 2004, were $6 million and $1 million, respectively. Net increases in loans for the years ended December 31, 2004, 2003 and 2002 were $55 million, $59 million, and $48 million, respectively.

Net cash used in all investing activities for the periods ended March 31, 2005 and 2004 was $14 million and $7 million, respectively. Net cash used in all investing activities for the years ended December 31, 2004, 2003 and 2002 were $80 million, $64 million and $74 million, respectively. At March 31, 2005 Community had outstanding loan commitments of $146 million and outstanding letters of credit of $2 million. Community anticipates that it will have sufficient funds available to meet current loan commitments.

Net cash provided by financing activities for the periods ended March 31, 2005 and 2004 was $59 million and $15 million, respectively. These amounts consisted mainly of a net increase in deposits. The increase for the first quarter of 2005 was partially due to one large short term deposit of $26 million, which was reduced to $10 million in April of 2005. For the years ended December 31, 2004, 2003, and 2002, deposits increased by $73 million, $52 million, and $74 million, respectively. During the month of December 2004, proceeds from our IPO provided an additional $39 million in cash. During the year ended December 31, 2002, proceeds from the issuance of cumulative trust preferred securities provided an additional $15 million in cash.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market prices and rates, foreign currency exchange rates, commodity prices and equity prices. Community’s market risk arises primarily from interest rate risk inherent in lending and deposit taking activities. To that end, management actively monitors and manages interest rate risk exposure. Community does not have any market risk sensitive instruments entered into for trading purposes. Community manages interest rate sensitivity by matching the re-pricing opportunities on earning assets to those on funding liabilities.

Management uses various asset/liability strategies to manage the re-pricing characteristics of assets and liabilities designed to ensure that exposure to interest rate fluctuations is limited within Community’s guidelines of acceptable levels of risk-taking. Hedging strategies, including the terms and pricing of loans and deposits, and managing the deployment of Community’s securities are used to reduce mismatches in interest rate re-pricing opportunities of portfolio assets and their funding sources.

Interest rate risk is addressed by Community’s Asset Liability Management Committee, or the ALCO, which is comprised of all the executive officers of the bank. The ALCO monitors interest rate risk by analyzing the potential impact on the net portfolio of equity value and net interest income from potential changes in interest rates, and considers the impact of alternative strategies or changes in balance sheet structure. The ALCO manages Community’s balance sheet in part to maintain the potential impact on net portfolio value and net interest income within acceptable ranges despite changes in interest rates.

Community’s exposure to interest rate risk is reviewed on at least a quarterly basis by the ALCO and Board of Directors. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine Community’s change in net portfolio value in the event of hypothetical changes in interest rates. If potential changes to net portfolio value and net interest income resulting from hypothetical interest rate changes are not within the limits established by the Board of Directors, the Board of Directors may direct management to adjust the asset and liability mix to bring interest rate risk within board-approved limits.

Market Value of Portfolio Equity. Community measures the impact of market interest rate changes on the net present value of estimated cash flows from assets, liabilities and off-balance sheet items, defined as market value of portfolio equity, using a simulation model. This simulation model assesses the changes in the market value of interest rate sensitive financial instruments that would occur in response to an instantaneous and sustained increase or decrease (shock) in market interest rates of 100 and 200 basis points.

At March 31, 2005, Community’s market value of portfolio equity exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us. The following table shows Community’s projected change in market value of portfolio equity for this set of rate shocks as of March 31, 2005.

Market Value of Portfolio Equity

(Dollars in thousands)

Interest Rate Scenario	Market Value	Percentage Change from Base	Percentage of Total Assets	Percentage of Portfolio Equity Book Value
Up 200 basis points	$74,550	(8.86)%	11.75%	94.00%
Up 100 basis points	77,998	(4.64)	12.29	98.35
BASE	81,793		12.89	103.13
Down 100 basis points	87,191	6.60	13.74	109.94
Down 200 basis points	94,240	15.22	14.85	118.83

The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, asset prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions Community may undertake in response to changes in interest rates. Actual amounts may differ from the projections set forth above should market conditions vary from the underlying assumptions.

Net Interest Income Simulation. In order to measure interest rate risk at March 31, 2005, Community used a simulation model to project changes in net interest income that result from forecasted changes in interest rates. This analysis calculates the difference between net interest income forecasted using a rising and a falling interest rate scenario and a net interest income forecast using a base market interest rate derived from the current treasury yield curve. The income simulation model includes various assumptions regarding the re-pricing relationships for each of Community’s products. Many of Community’s assets are floating rate loans, which are assumed to re-price immediately, and to the same extent as the change in market rates according to their contracted index. Some loans and investment vehicles include the opportunity of prepayment (embedded options), and accordingly the simulation model uses national indexes to estimate these prepayments and reinvest their proceeds at current yields. Community’s non-term deposit products re-price more slowly, usually changing less than the change in market rates and at its discretion.

This analysis indicates the impact of changes in net interest income for the given set of rate changes and assumptions. It assumes the balance sheet grows modestly, but that its structure will remain similar to the structure at year-end. It does not account for all factors that impact this analysis, including changes by management to mitigate the impact of interest rate changes or secondary impacts such as changes to our credit risk profile as interest rates change.

Furthermore, loan prepayment rate estimates and spread relationships change regularly. Interest rate changes create changes in actual loan prepayment rates that will differ from the market estimates incorporated in this analysis. Changes that vary significantly from the assumptions may have significant effects on Community’s net interest income.

For the rising and falling interest rate scenarios, the base market interest rate forecast was increased or decreased, on an instantaneous and sustained basis, by 100 and 200 basis points. At March 31, 2005, Community’s net interest margin exposure related to these hypothetical changes in market interest rates was within the current guidelines established by Community.

Sensitivity of Net Interest Income

(Dollars in thousands)

Interest Rate Scenario	Adjusted Net Interest Income (1)	Percentage Change from Base	Net Interest Margin Percent (2)	Net Interest Margin Change (in basis points)
Up 200 basis points	$27,718	12.24%	4.60%	50
Up 100 basis points	26,776	8.43%	4.45%	35
BASE	24,694	—	4.10%	—
Down 100 basis points	23,056	(6.63)	3.83%	(27)
Down 200 basis points	23,865	(3.36)	3.96%	(14)

(1)	Excludes Loan fees.
(2)	These percentages are not comparable to other information discussing the percent of net interest margin since the income simulation does not take into account loan fees.

Gap Analysis. Another way to measure the impact that future changes in interest rates will have on net interest income is through a cumulative gap measure. The gap represents the net position of assets and liabilities subject to re-pricing in specified time periods.

The following table sets forth the distribution of re-pricing opportunities of Community’s interest-earning assets and interest-bearing liabilities, the interest rate sensitivity gap (that is, interest rate sensitive assets less interest rate sensitive liabilities), cumulative interest-earning assets and interest-bearing liabilities, the cumulative interest rate sensitivity gap, the ratio of cumulative interest-earning assets to cumulative interest-bearing liabilities and the cumulative gap as a percentage of total assets and total interest-earning assets as of March 31, 2005. The table also sets forth the time periods during which interest-earning assets and interest-bearing liabilities will mature or may re-price in accordance with their contractual terms. The interest rate relationships between the re-priceable assets and re-priceable liabilities are not necessarily constant and may be affected by many factors, including the behavior of customers in response to changes in interest rates. This table should, therefore, be used only as a guide as to the possible effect changes in interest rates might have on Community’s net interest margins.

	March 31, 2005 Amounts Maturing or Re-pricing in
	3 Months or Less	Over 3 Months to 12 Months	Over 1 Year to 4 Years	Over 4 Years	Non-Sensitive (1)	Total
ASSETS
Cash and due from banks	$—	$—	$—	$—	$16,592	$16,592
Federal funds sold	97,654	—	—	—	—	97,654
Investment securities	14,368	15,496	35,759	27,707	(875)	92,455
Loans	295,211	20,599	48,486	45,536	(8,443)	401,389
Other assets	—	—	—	—	26,311	26,311

Total assets	$407,233	$36,095	$84,245	$73,243	$33,585	$634,401

LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-interest-bearing demand deposits	$—	$—	$—	$—	$131,650	$131,650
Interest-bearing demand, money market and savings	282,884	—	—	—	—	282,884
Time certificates of deposit	25,467	72,135	22,938	38	—	120,578
Long-term debt	15,000	—	—	—	464	15,464
Other liabilities	—	—	—	—	4,518	4,518
Shareholders’ equity	—	—	—	—	79,307	79,307

Total liabilities and shareholders’ equity	$323,351	$72,135	$22,938	$38	$215,939	$634,401

Period gap	$83,882	$(36,040)	$61,307	$73,205
Cumulative interest-earning assets	407,233	443,328	527,573	600,816
Cumulative interest-bearing liabilities	323,351	395,486	418,424	418,462
Cumulative gap	83,882	47,842	109,149	182,354
Cumulative interest-earning assets to cumulative interest-bearing liabilities	125.9%	112.1%	126.1%	143.6%
Cumulative gap as a percent of:
Total assets	13.2%	7.5%	17.2%	28.8%
Interest-earning assets	14.0%	8.0%	18.2%	30.4%

(1)	Assets or liabilities and equity which are not interest rate-sensitive.

At March 31, 2005, Community had $407 million in assets and $323 million in liabilities re-pricing within one year. This means that $84 million more of Community’s interest rate sensitive assets than interest rate sensitive liabilities will change to the then current rate (changes occur due to the instruments being at a variable rate or because the maturity of the instrument requires its replacement at the then current rate). The ratio of interest-earning assets to interest-bearing liabilities maturing or re-pricing within one year at March 31, 2005 is 125.9%. This analysis indicates that at March 31, 2005, if interest rates were to increase, the gap would result in a slightly higher net interest margin. However, changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of re-pricing of both the asset and its supporting liability can remain the same, thus impacting net interest income. This characteristic is referred to as basis risk, and generally relates to the re-pricing characteristics of short-term funding sources such as certificates of deposit.

Gap analysis has certain limitations. Measuring the volume of re-pricing or maturing assets and liabilities does not always measure the full impact on the portfolio value of equity or net interest income. Gap analysis does not account for rate caps on products; dynamic changes such as increasing prepayment speeds as interest rates decrease, basis risk, embedded options or the benefit of no-rate funding sources. The relation between product rate re-pricing and market rate changes (basis risk) is not the same for all products.

The majority of interest-earning assets generally re-price along with a movement in market rates, while non-term deposit rates in general move more slowly and usually incorporate only a fraction of the change in market rates. Products categorized as non-rate sensitive, such as Community’s non-interest-bearing demand deposits, in the gap analysis behave like long term fixed rate funding sources. Management uses income simulation, net interest income rate shocks and market value of portfolio equity as its primary interest rate risk management tools.

Recent Accounting Pronouncement

FAS 123(R), Share-Based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) published FASB Statement No. 123 (revised 2004), “Share-Based Payment (“FAS 123(R)” or the “Statement”). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

The Statement is effective at the beginning of the first quarter of 2006. As of the effective date, Community will apply the Statement using a modified version of the prospective application. Under that transition method, compensation cost will be recognized for (1) all awards granted after the required effective date and to awards modified, cancelled, or repurchased after that date and (2) the portion of awards granted subsequent to the completion of our IPO and prior to the effective date for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated for pro forma disclosures under SFAS 123.

The impact of this Statement on Community in 2006 and beyond will depend upon various factors, among them being the Company’s future compensation strategy. The pro forma compensation costs presented in these and prior financial statements of the Company have been calculated using a minimum value method and may not be indicative of amounts which should be expected in future periods.

Directors and Officers of Community

The following table sets forth the names of all directors and executive officers of Community, their positions held with Community or their principal occupation for the past five years, and, for directors, the year they were first elected as a director:

Name	Relationship with Community/Bank	Age	Year First Elected or Appointed Director
Noall J. Bennett Chairman of the Board	Director and Chairman of the of the Company and the Bank.	63	1994

Don F. Bigger EVP/ Credit Administration	Executive Vice President and Chief Credit Administration Officer of the Bank since 2002. Prior to joining the Bank, Mr. Bigger held the position of Vice President/Manager at Washington Mutual Bank from 2001-2002 and VP/Business Banking Officer for Wells Fargo from 2000-2001.	52	—

Jacob D. (Jay) Bingham	Director of the Company and the Bank	51	1998

Cassandra L. Eisinger EVP/ Chief Operations Officer	Executive Vice President and Chief Operations Officer of the Bank since 2004. Prior to joining the Bank Ms. Eisinger held the position of SVP/Community Banking Administrator at Nevada State Bank from 1980-2004.	43	—

Bruce Ford EVP/Chief Credit Officer	Executive Vice President and Chief Credit Officer since 2005. Prior to joining the Bank, Mr. Ford held the position of Senior Regional Credit Officer at Wells Fargo Bank from 1998-2005.	40

Edward M. Jamison	Director and President and Chief Executive Office of the Company and the Bank.	58	1994

Charles R. Norton	Director of the Company and the Bank.	55	1998

Cathy Robinson EVP/CFO	Executive Vice President and Chief Financial Officer since 1995	45

Lawrence K. Scott EVP/COO	Executive Vice President and Chief Operating Officer since 2002. Prior to joining the Bank, Mr. Scott held the position of Executive Vice President/Chief Credit Officer at First Security Bank Nevada from 1994-2001.	45

Gary R. Stewart	Director of the Company and the Bank.	63	1994

Russell C. Taylor	Director of the Company and the Bank.	80	1994

Audit Committee

One of Community’s Board committees is the Audit Committee, which is comprised of Directors Stewart (Chairman), Bingham, Norton, and Taylor. This Committee met four (4) times in 2004. Each member is an “independent director,” as defined by the Nasdaq rules and satisfies the additional SEC requirements for independence of audit committee members. In addition, Community’s Board has determined that Gary Stewart is an “audit committee financial expert,” as defined by the SEC rules.

Pursuant to its Charter, the Audit Committee is a standing committee appointed annually by the Board. The Committee assists the Board of Directors in fulfilling its responsibility to the shareholders and depositors relating to the quality and integrity of our accounting systems, internal controls, financial-reporting processes, the identification, and assessment of business risks and the adequacy of overall control environment within Community. The committee’s authorities and responsibilities are set forth in the Audit Committee Charter.

Executive Compensation

The following table sets forth a summary of certain information concerning compensation awarded to or paid by Community for services rendered in all capacities during the last three fiscal years to the Chief Executive Officer and executive officers earning $100,000 or more in salary and bonus, or named executive officers, during fiscal year 2004.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(1)	Other Annual Compensation ($)(2)	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs*(#)	LTIP* Payouts ($)	All Other Compensation ($)(3)
Edward M. Jamison President and Chief Executive Officer	2004 2003 2002	268,890 235,718 213,326	240,000 180,000 125,000	18,000 15,000 12,700	— — —	50,000/— — —	— — —	8,667 7,718 4,919

Lawrence Scott Executive Vice President Chief Operating Officer	2004 2003 2002	172,338 161,431 105,000	175,000 110,000 40,000	1,200 — —	— — —	32,500/— — 22,656/17,622	— — —	5,463 2,681 —

Cathy Robinson Executive Vice President Chief Financial Officer	2004 2003 2002	136,650 108,476 99,354	110,000 65,000 41,000	— — —	— — —	25,000/— — —	— — —	7,275 5,143 4,754

David Moody Executive Vice President Chief Credit Production Officer	2004 2003 2002	127,477 116,889 105,890	121,824 101,501 88,458	5,000 6,000 5,800	— — —	15,000/— — —	— — —	7,204 5,839 5,123

Don Bigger Executive Vice President Chief Credit Administration Officer	2004 2003 2002	123,655 100,300 10,223	50,000 22,000 3,000	— — —	— — —	15,000/— — 2,518/—	— — —	5,818 — —

Cassandra Eisinger Executive Vice President Chief Financial Officer	2004 2003 2002	90,465 — —	40,000 — —	— — —	— — —	17,566/— — —	— — —	— — —

(1)	Includes bonuses paid or to be paid during the subsequent year but accrued in the year indicated.

(2)	Includes director fees in the case of Mr. Jamison and car allowances in the case of Mr. Moody. Does not include amounts attributable to miscellaneous benefits received by executive officers, including the use of company-owned automobiles and the payment of certain club dues. The cost to Community of providing such benefits to any individual executive officer during year ended December 31, 2004, did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the individual.
(3)	Reflects employer matching contributions to 401(K) accounts.
(4)	Mr. Moody resigned during the fourth quarter 2004.
*	A group life insurance policy is offered to all employees as part of Community’s group benefit plans. There are no life insurance policies issued on Community’s executive officers outside of said policy.

Option Grants in 2004

Options granted during 2004 under the 1995 Stock Option and Award Plan to any of the officers set forth in the preceding table are as follows:

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2000		Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
						5%		10%
Edward Jamison	50,000	30.28%		15.00	9/27/2014		$471,671		$1,195,307
Lawrence Scott	32,500	19.68%		15.00	9/27/2014		$306,586		$776,949
Cathy Robinson	25,000	15.14%		15.00	9/27/2014		$235,835		$597,653
Don Bigger	15,000	9.08%		15.00	9/27/2014		$141,501		$358,592
Cassandra Eisinger	10,066 7,500	6.10 4.55	% %	10.33 15.00	4/12/2014 9/27/2014	$ $	65,394 70,751	$ $	165,720 179,296
David Moody	15,000	9.08%		15.00	9/27/2014		$141,501		$358,592

Option/SAR Exercises and Year-End Value Table

The following table sets forth certain information concerning exercises of stock options under the Stock Option Plan by the named executive officers during the year ended December 31, 2004 and stock options held at year-end:

Aggregated Option/SAR Exercises in Last Fiscal Year, and Fiscal year End Option/SAR Value

(a)	(b)	(c)	(d)			(e)
Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#)			Value of Unexercised In-the-Money Options/SARs at FY-End ($)
			Exercisable	/	Unexercisable	Exercisable	/	Unexercisable
Edward Jamison
Options	139,978	$1,681,191	50,000	/	—	$780,000	/	$—
SARS			—	/	35,707	$—		$958,376

Lawrence Scott
Options	—	$—	22,955	/	32,500	$531,638	/	$507,000
SARS	—	$—	—	/	17,854	$—		$457,777

Cathy Robinson
Options	—	$—	5,100	/	42,854	$136,068	/	$838,492
SARS	—	$—	—	/	17,854	$—		$479,201

David Moody
Options	10,202	$113,038	—	/	—	$—		$—
SARS	—	$—	—	/	—	$—		$—

Don Bigger
Options	—	$—	1,531	/	16,021	$34,264	/	$256,850
SARS			—	/	—	$—		$—

Cassandra Eisinger
Options	—	$—	—	/	17,566	$—	/	$321,038
SARS	—	$—	—	/	—	$—		$—

(1)	The aggregate value has been determined based upon the closing prices for the Company’s Common Stock at date exercised or December 31, 2004, as applicable, minus the respective exercise price.

Employment Contracts and Termination of Employment and Change in Control Arrangements

Community entered into an employment agreement, dated as of November 1, 2004, with Edward M. Jamison, its President and Chief Executive Officer. The agreement expires on December 31, 2007, subject to the automatic extension provisions of the agreement. Under the employment agreement, Mr. Jamison is entitled to a base salary of $260,000, subject to adjustment by Community’s Board of Directors.

If Mr. Jamison is terminated by Community Bancorp and/or Community National Bank of Nevada without cause (as defined in the agreement), he will receive a lump sum severance payment equal to 24 months base salary then in effect plus two times the amount of Executive’s bonus for the year preceding the termination. Based upon Mr. Jamison’s current base salary and the amount of his bonus for 2004, the amount that would be payable to Mr. Jamison pursuant to such termination benefit would be $1,080,000.

Mr. Jamison will also be entitled under certain circumstances to receive a lump-sum change in control severance payment in an amount equal to (i) 36 months base salary then in effect plus (ii) three times the amount of Executive’s bonus for the year preceding the termination, less applicable state and federal withholdings. If a change in control (as defined in the agreement) closes while Mr. Jamison is employed during the term of his employment agreement, or if Community Bancorp and/or Community Bank of Nevada enters into an agreement for a change in control, or a change in control is announced or required to be announced while Mr. Jamison is employed, he will receive the change in control severance payment upon closing of the change in control. Alternatively, if Mr. Jamison’s employment during the term is terminated by Community Bancorp and/or Community Bank of Nevada without cause and within 12 months thereafter Community Bancorp and/or Community Bank of Nevada enters into an agreement for a change in control, or a change in control is announced or required to be announced, he will receive the change in control severance payment upon the closing of such change in control, less the amount of any termination payments already received. Based upon Mr. Jamison’s current base salary and the amount of his bonus for 2004, the amount that would be payable to Mr. Jamison pursuant to such change in control severance payment benefit would be $1,620,000.

Community entered into an employment agreement, dated as of November 1, 2004, with Cathy Robinson, its Executive Vice President and Financial Officer. The agreement expires on December 31, 2007, subject to the automatic extension provisions of the agreement. Under the employment agreement, Ms. Robinson is entitled to a base salary of $145,000, subject to adjustment by the Board of Directors.

Community also entered into an employment agreement, dated as of November 1, 2004, with Lawrence K. Scott, its Executive Vice President, Chief Operating Officer and Chief Credit Officer. The agreement expires on December 31, 2007, subject to the automatic extension provisions of the agreement. Under the employment agreement, Mr. Scott is entitled to a base salary of $180,000, subject to adjustment by the Board of Directors.

If either Ms. Robinson or Mr. Scott is terminated by Community Bancorp and/or Community Bank of Nevada without cause (as defined in the agreement), he or she will receive a lump sum severance payment equal to 12 months base salary then in effect plus one times the amount of the executive’s bonus for the year preceding the termination. Based upon their current base salaries and the amount of their bonuses for 2003, the amount that would be payable to Ms. Robinson and Mr. Scott pursuant to such termination benefit would be $255,000 and $355,000, respectively.

Both Ms. Robinson and Mr. Scott will also be entitled under certain circumstances to receive a lump-sum change in control severance payment in an amount equal to (i) 24 months base salary then in effect plus (ii) two times the amount of Executive’s bonus for the year preceding the termination, less applicable state and federal withholdings. If a change in control (as defined in the agreement) closes while Ms. Robinson or Mr. Scott is employed during the term of his employment agreement, or if Community Bancorp and/or Community Bank of Nevada enters into an agreement for a change in control, or a change in control is announced or required to be announced while Ms. Robinson or Mr. Scott is employed, he or she will receive the change of control severance payment upon closing of the change in control. Alternatively, if Ms. Robinson or Mr. Scott’s employment during the term is terminated by Community Bancorp and/or Community Bank of Nevada without cause, and within 12 months thereafter Community Bancorp and/or Community Bank of Nevada enters into an agreement for a change of control, or a change in control is announced or required to be announced, he/she will receive the change in control severance payment upon closing of such change in control, less the amount of any termination payments already received.

Based upon their current base salary and the amount of their bonuses for 2004, the amount that would be payable to Ms. Robinson and Mr. Scott pursuant to such change in control severance payment benefit would be $510,000 and $710,000, respectively.

Compensation of Directors

For their service on both Boards each director of Community Bank of Nevada and Community Bancorp receives a retainer of $3,000 per year and a fee of $1,500 per Board of Directors’ meeting attended and $50 per committee meeting (Community Bancorp and Community Bank of Nevada) attended. Directors are eligible to receive stock option grants under Community’s 1995 Stock Option and Award Plan and stock appreciation rights under Community’s 2000 Stock Appreciation Rights Plan. Adjusted for the recent stock split, Directors Bennett, Bingham, Stewart and Taylor, each have been previously granted options to purchase 2,246, 510, 7,725, and 6,951 shares of our stock, respectively, under the Stock Option Plan. Effective September 27, 2004, Directors Bennett, Bingham, Norton, Stewart and Taylor received fully vested options to purchase 10,000, 5,000, 5,000, 5,000 and 5,000 shares, respectively, of Community common stock at an exercise price of $15.00. The exercise price was determined by an independent evaluation of fair market value performed subsequent to September 30, 2004 by a firm experienced in valuing community bank stocks.

Voting Securities and Principal Holders Thereof

Security Ownership of Certain Beneficial Owners and Management

As of June 30, 2005, Community knew of no person who owned more than five percent (5%) of the outstanding shares of its Common Stock except as set forth in “Security Ownership of Management.”

Security Ownership of Management

Community has only one class of shares outstanding, common stock.

The following table provides information as of June 30, 2005, concerning the equity ownership of Community’s directors, Community’s and Community Bank of Nevada’s executive officers, and its directors and executive officers as a group:

Name and Address of Beneficial Owner (1)	Relationship with Company/Bank	Amount and Nature of Beneficial Ownership (2)		Percent of Class (3)
Noall J. Bennett	Chairman of the Board	170,746	(4)	2.5%

Don F. Bigger	Executive Vice President/ Credit Administration	1,831	(5)	0.0%

Jacob D. (Jay) Bingham	Director	32,330	(6)	0.5%

Cassandra L. Eisinger	Executive Vice President/ Chief Operations Officer	—	(7)	0.0%

Bruce Ford	Executive Vice President/ Chief Credit Officer	—	(8)	0.0%

Edward M. Jamison	President, Chief Executive Officer and Director	274,018	(9)	4.0%

Charles R. Norton	Director	360,000	(10)	5.3%

Cathy Robinson	Executive Vice President/ Chief Financial Officer	13,750	(11)	0.2%

Lawrence K. Scott	Executive Vice President/ Chief Operating Officer	22,955	(12)	0.3%

Gary R. Stewart	Director	18,140	(13)	0.3%

Russell C. Taylor	Director	348,243	(14)	5.2%

All directors and executive officers of the Company as a group (11 persons)		1,242,013	(15)	18.2%

Name and Address of Beneficial Owner (1)	Relationship with Company/Bank	Amount and Nature of Beneficial Ownership (2)		Percent of Class (3)

Significant Shareholders
Alliance Capital Management (16)	Shareholder	533,250	(17)	7.9%

Och-Ziff Capital Management (17)	Shareholder	393,031		5.8%

Caxton Associates, LLC (18)	Shareholder	346,935		5.1%

(1)	Unless otherwise indicated, the address for all persons listed is c/o Community Bancorp, 400 S. 4th Street, Suite 215, Las Vegas, Nevada, 89101.
(2)	Unless otherwise indicated in these notes and subject to applicable community property laws and shared voting and investment power with a spouse, each director and executive officer listed above possesses sole voting power and sole investment power for the shares of Community’s common stock listed.
(3)	Includes shares of common stock subject to stock options exercisable within 60 days.
(4)	Includes 7,661 shares held directly by Mr. Bennett, 153,085 shares held in Zina 1, Ltd., a family partnership and 10,000 shares of common stock subject to stock options exercisable within 60 days.
(5)	Includes 200 shares of common stock held directly by Mr. Bigger, 100 shares held in HMB Associates, a partnership, 1,531 shares subject to stock options exercisable within 60 days.
(6)	Includes 250 shares held individually and 32,080 shares held in the Bingham Family Trust.
(7)	No shares held.
(8)	No shares held.
(9)	Includes 224,018 shares held in the Jamison Family Trust and 50,000 shares of common stock subject to stock options exercisable within 60 days.
(10)	Includes 360,000 shares held in the Charles R. Norton Trust.
(11)	Includes 7,650 shares held jointly with Ms. Robinson’s husband, 1,000 shares held in J. Robinson Inc. and 5,100 shares of common stock subject to stock options exercisable within 60 days.
(12)	Includes 22,955 shares of common stock subject to stock options exercisable within 60 days.
(13)	Includes 18,140 shares held directly by Mr. Stewart
(14)	Includes 347,988 shares held jointly with Mr. Taylor’s wife, 210 shares individually, and 45 shares of common stock subject to stock options exercisable within 60 days.
(15)	Includes 89,631 shares of common stock subject to stock options exercisable within 60 days.
(16)	Information on Och-Ziff Capital Management taken from its Schedule 13(G) filing dated June 3, 2005. The address for Och-Ziff is 9 West 57th Street, 39th Floor, New York, NY 10019.
(17)	Information on Alliance Capital Management taken from publicly available sources. Includes 74,200 shares held by AllianceBernstein Small Cap Growth Fund, 31,300 shares held by AllianceBernstein Small Cap Growth Institutional Fund, 19,600 shares held by Principal Investors-Partners Smallcap Growth Fund I, and 14,900 shares held by AllianceBernstein Variable Product-Small Cap Growth.
(18)	Information on Caxton Associates, LLC, taken from its Schedule 13(G) filing dated April 12, 2005. The address for Caxton Associates, LLC, is Princeton Plaza, Building 2, 731 Alexander Road, Princeton, NJ 08540.

INFORMATION ABOUT COMMERCE

Business

General. Commerce was incorporated in 1997 as a Nevada thrift institution under the name U. S. Savings Bank. In 1999, certain members of management and others acquired the institution and converted it to a Nevada commercial bank. Commerce is regulated by the FDIC and the Nevada Department of Financial Institutions.

Commerce’s deposits are insured to the maximum amount permitted by law by the FDIC. Commerce’s head office is located at 3434 E. Sunset Road, Henderson, Nevada. Commerce has two branch offices also located in Las Vegas, Nevada at 7450 W. Sahara Avenue and 5295 S. Decatur Boulevard.

Banking Services. Commerce offers a broad range of banking services, including checking, savings, money market accounts, certificates of deposit, commercial loans, SBA loans, real estate loans and various types of consumer loans, safe deposit facilities, travelers’ checks, courier services and drive-up banking. Commerce also offers internet banking services, credit/debit cards and operates automated teller machines.

Commerce offers commercial banking services principally to small and medium-sized businesses. Commerce also offers MEDBANK a loan service to Nevada doctors, and payment processing as part of the merchant banking services offered by Commerce in conjunction with First National Merchant Solutions, a wholly-owned subsidiary of First National Bank of Omaha.

From information obtained from the June 30, 2004, (the latest date of this annual publication) Bank and Thrift Branch Office Data Book published by the FDIC, Commerce’s competition and position in the markets it serves are as follows:

Commerce has three offices in the Las Vegas-Paradise Metropolitan Statistical Area. As of June 30, 2004, the FDIC reported there were a total of 40 institutions in the Las Vegas-Paradise Metropolitan Statistical Area, and Commerce was ranked 24th in total deposits with $121.4 million of the $28.5 billion in total deposits in such statistical area.

Personnel. As of March 31, 2005, Commerce had 37.5 full-time equivalent employees. Management considers its relations with the employees to be good.

Properties

The premises of Commerce’s head office and Decatur branch are leased, and the Bank’s Sahara branch is owned. Commerce’s head office is located at 4343 East Sunset, Henderson, Nevada in a one story office building of approximate 6,081 square feet with a drive up window and ATM. The head office is subleased from Nevada State Bank and Zions Bancorporation under a sublease that expires on July 31, 2011. The sublease to the Bank’s head office is subject to a master lease that also expires on July 31, 2011. The master lease and sublease for the head office may be renewed at the option of Commerce for three additional five year periods. Commerce’s Sahara branch office is located at 7580 West Sahara Avenue, Las Vegas, Nevada on the first floor of a two story office building owned by Commerce. The Sahara branch also has a drive up and two ATM’s. The second floor of the building consisting of approximately 6,439 square feet is leased by Commerce to a third party. Commerce’s Decatur branch office is located at 5295 S. Decatur Boulevard, Las Vegas, Nevada in a one story building with approximately 4,814 square feet. The Decatur branch has a drive up and an ATM. The Decatur Branch is leased for a term expiring on March 31, 2018. Management believes our existing facilities are adequate for our present purposes.

Legal Proceedings

From time to time, Commerce is a party to claims and legal proceedings arising in the ordinary course of business. Commerce is not aware of any material pending litigation proceeding to which it is a party.

Market for Commerce’s Common Equity

The common stock of Commerce is not listed on any national stock exchange, and is not listed on the Over-the-Counter Bulletin Board either. As of March 1, 2005, there were approximately 77 shareholders. The management of Commerce is not aware of any dealers that make a market for Commerce common stock.

There is and has been very little trading in Commerce common stock. There were no trades of Commerce common stock on May 18, 2005, the last trading day prior to the announcement of the merger. There have been no trades in the common stock of Commerce since March 30, 2004, at which time 2,500 shares traded at $13.50 per share.

Bank of Commerce’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with “Bank of Commerce’s Selected Financial” and Bank of Commerce’s financial statements and related notes appearing elsewhere in this document. This discussion and analysis may contain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this document.

Critical Accounting Policies

Our accounting policies are integral to understanding the financial results reported. Our most complex accounting policies require management’s judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. We have established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.

Allowance for Loan Losses. The allowance for loan losses represents our best estimate of the probable losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries.

We evaluate our allowance for loan losses monthly. We believe that the allowance for loan losses, or ALLL, is a critical accounting estimate because it is based upon management’s assessment of various factors affecting the collectibility of the loans, including current economic conditions, past credit experience, delinquency status, the value of the underlying collateral, if any, and a continuing review of the portfolio of loans. For a discussion of the allowance and our methodology, see “Financial Condition—Allowance for Loan Losses.”

Like all financial institutions, we maintain an ALLL based on a number of quantitative and qualitative factors, including levels and trends of past due and non-accrual loans, asset classifications, loan grades, change in volume and mix of loans, collateral value, peer group loss experience, size and complexity of individual credits and economic conditions. Provisions for loan losses are provided on both a specific and general basis. Specific allowances are provided for impaired credits for which the expected/anticipated loss is measurable. General valuation allowances are based on a portfolio segmentation based on call report categories, with a further evaluation of various quantitative and qualitative factors noted above.

We incorporate statistics provided through the FDIC regarding loss percentages experienced by banks in the western United States to establish potential risk based on collateral type securing each loan. As an additional comparison, we examine local peer group banks to determine the nature and scope of their losses to date. Such examination provides a geographic-and size-specific flavor for trends in the local banking community. Finally, we closely examine each credit graded “Special Mention” and below to individually assess the appropriate loan loss reserve for a particular credit.

We periodically review the assumptions and formulae by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowances in light of the current status of the factors discussed.

Although we believe the levels of the allowance as of March 31, 2005 and December 31, 2004 and 2003, were adequate to absorb probable losses in the loan portfolio, a decline in local economic, or other factors, could result in increasing losses that cannot be reasonably predicted at this time.

Available for Sale Securities. Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that available-for-sale securities be carried at fair value. We believe this is a “critical accounting estimate” in that the fair value of a security is based on quoted market prices or if quoted market prices are not available, fair values are extrapolated from the quoted prices of similar instruments. Management utilizes the services of a third party vendor to assist with the determination of estimated fair values. Adjustments to the available-for-sale securities fair value impact the consolidated financial statements by increasing or decreasing assets and stockholders’ equity.

Results of Operations

Our results of operations depend primarily on net interest income, which is the difference between interest income and interest expense. Interest income is the earnings we receive on our interest earning assets, such as loans and investments, and interest expense is the expense we incur on our interest bearing liabilities, such as interest bearing deposits and other borrowings. Factors that determine the level of net income include the volume of earning assets and interest bearing liabilities, yields earned and rates paid, fee income, non-interest expense, the level of non-performing loans and other non-earning assets, and the amount of non-interest bearing liabilities supporting earning assets. Non-interest income includes service charges and other deposit related fees, and non-interest expense consists primarily of employee compensation and benefits, occupancy, equipment and depreciation expense, and other operating expenses.

Financial Overview for the Three months Ended March 31, 2005 and 2004

	Three Months Ended March 31,		Increase (Decrease)
	2005	2004
	(Dollars in thousands, except per share data)
Consolidated Statement of Earnings Data:
Interest income	$2,569	$1,950	$619
Interest expense	520	399	121

Net interest income	2,049	1,551	498
Provision for loan losses	306	130	176

Net interest income after provision for loan losses	1,743	1,421	322
Non-interest income	142	222	(80)
Non-interest expense	1,125	1,058	67

Net income before income taxes	760	585	175
Provision for income taxes	258	199	59

Net income	$502	$386	$116

Earnings per share—basic	$0.47	$0.36	$0.11

Earnings per share—diluted	$0.41	$0.34	$0.07

The 30.05% increase in net income in the three months ended March 31, 2005 compared to the three months ended March 31, 2004 was attributable principally to an increase in net interest income of $498 thousand partially offset by a $176 thousand increase in the provision for loan losses, an $80 thousand decrease in non-interest income and a $67 thousand increase in non-interest expense. The increase in net interest income was the result of an increase in the volume of interest-earning assets, primarily loans, and an increase in non-interest bearing deposits, as a percentage of total deposits.

Net Interest Income and Net Interest Margin. The 32.11% increase in net interest income for the period was due (i) to an increase in interest income of $619 thousand, reflecting the effect of a $25 million increase in average interest-earning assets and (ii) a 52 basis points increase in net interest margin.

The average yield on our interest-earning assets was 6.70% for the three months ended March 31, 2005 compared to 6.06% for the three months ended March 31, 2004, an increase of 64 basis points. The increase in the average yield on our interest-earning assets resulted from an increase in market rates, re-pricing on our adjustable rate loans, and pricing of new loans originated to reflect the higher interest rate environment.

The cost of our average interest-bearing liabilities increased to 1.86% for the three months ended March 31, 2005 from 1.69% for the same period in 2004. The increase was primarily due to the increase in average borrowed funds to $14 million for the period ended March 31, 2005, from $8 million during the year ended December 31, 2004.

Our average rate on our interest-bearing deposits increased 0.04% from 1.71% during the three months ended March 31, 2004 to 1.75% for the three months ended March 31, 2005, reflecting increases in general market rates as well as management’s focus on shifting higher cost interest bearing deposits to lower cost deposit products. Our average rate paid on total deposits (including non-interest bearing deposits) increased to 1.30% for the three months ended March 31, 2005 from 1.22% for the same period in the prior year.

Our net interest margin for the three months ended March 31, 2005 of 5.34% was 10.79% higher than our net interest margin for the three months ended March 31, 2004 of 4.82%.

The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented. Average balances are derived from daily balances, and non-accrual loans are included as interest earning assets for purposes of this table.

	Three Months Ended March 31,
	2005			2004
	Average Balance	Interest	Average Yield or Cost (7)	Average Balance	Interest	Average Yield or Cost (7)
	(Dollars in thousands)
Assets
Interest-earning assets:
Loans (1)(2)(3)	$121,235	$2,354	7.87%	$103,631	$1,842	7.21%
Investment Securities—Taxable	21,136	139	2.67%	14,693	73	2.01%
Investment Securities—Non-taxable (3)	924	7	3.07%	1,151	10	3.52%
Federal funds sold and other (4)	12,175	69	2.30%	10,939	25	0.93%

Total interest-earning assets	155,470	2,569	6.70%	130,414	1,950	6.06%
Non-earning assets:
Cash and due from banks	4,650			5,822
Unearned loan fees	(269)			(277)
Allowance for loan losses	(1,384)			(1,194)
Other assets	3,937			4,444

Total assets	$162,404			$139,209

Liabilities and Stockholders’ Equity
Interest-bearing Liabilities:
Deposits
Interest-bearing demand	$7,934	$28	1.43%	$3,837	$7	0.74%
Money Market	46,311	123	1.08%	26,860	59	0.89%
Savings	3,111	5	0.65%	1,380	3	0.88%
Time certificates of deposit	41,726	271	2.63%	58,902	314	2.16%

Total interest-bearing deposits	99,082	427	1.75%	90,979	383	1.71%
Other borrowed funds	14,211	93	2.65%	4,782	16	1.36%

Total interest-bearing liabilities	113,293	520	1.86%	95,761	399	1.69%
Non-interest-bearing liabilities
Demand deposits	33,902			29,243
Other liabilities	473			603

Total liabilities	147,668			125,607
Stockholders’ equity	14,736			13,602

Total liabilities and stockholders’ equity	$162,404			$139,209

Net interest income		$2,049			$1,551

Net interest spread (5)			4.84%			4.37%

Net interest margin (6)			5.34%			4.82%

(1)	Includes average non-accrual loans of $123 and $455 at March 31, 2005 and 2004, respectively.
(2)	Net loan fees of $246 thousand and $191 thousand are included in the yield computations for March 31, 2005 and 2004, respectively.
(3)	Yields on loans and securities have not been adjusted to a tax-equivalent basis.
(4)	Other includes of Federal Home Loan Bank Stock.
(5)	Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.
(6)	Net interest margin is computed by dividing net interest income by total average earning assets.
(7)	Annualized.

The following tables shows the change in interest income and interest expense and the amount of change attributable to variances in volume, rates and the combination of volume and rates based on the relative changes of volume and rates.

	Three Months-Ended March 31, 2005 Compared to Three Months-Ended March 31, 2004
	Net Change	Rate	Volume	Mix
	(In thousands)
Loans	$512	$170	$313	$29
Investment Securities—Taxable	66	24	34	8
Investment Securities—Non-taxable	(3)	(1)	(2)	—
Federal funds sold and other	44	37	2	5

Total interest income	619	230	347	42
Interest expense:
Interest-bearing demand	21	7	7	7
Money Market	64	12	43	9
Savings	2	(1)	3	—
Time certificates of deposit	(43)	66	(92)	(17)
Other borrowed funds	77	15	32	30

Total interest expense	121	99	(7)	29

Net interest income	$498	$131	$354	$13

Provision for Loan Losses. The provision for loan losses in each period is a charge against earnings in that period. The provision is that amount required to maintain the allowance for loan losses at a level that, in management’s judgment, is adequate to absorb probable loan losses inherent in the loan portfolio.

Our provision for loan losses increased to $306 thousand for the three months ended March 31, 2005 as compared to $130 thousand for the three months ended March 31, 2004. The increase in the provision is a result of our periodic review of various assumptions and factors utilized in connection with determining the allowance for loan losses as well as an increase in loans during the period.

Non-Interest Income. We earn non-interest income primarily through:

•	fees related to services provided to deposit customers; and

•	rental income from leasing the upstairs of our Sahara Office

The following tables present, for the periods indicated, the major categories of non-interest income:

	Three Months Ended March 31,		Increase (decrease)
	2005	2004
	(In thousands)
Service charges on deposit accounts and other fees	$93	$133	$(40)
Realized gain (loss) on sale of securities available for sale	—	83	(83)
Other	49	6	43

Total non-interest income	$142	$222	$(80)

The 36.04% decrease in total non-interest income during the three months ended March 31, 2005 was primarily influenced by an $83 thousand gain on sale of securities available sale taken in the first quarter of 2004.

The $43 thousand increase in “other” non-interest income is a result of rental income from our Sahara branch location. The 32.33% decrease in service charges and other fees was primarily due to increased customer usage of overdraft lines which resulted in a decrease in non-sufficient funds fee income in the first quarter of 2005.

Non-Interest Expense. Non-interest expenses are the costs, other than interest expense and the provision for loan losses, associated with providing banking and financial services to customers and conducting our business.

The following tables present, for the periods indicated, the major categories of non-interest expense:

	Three Months Ended March 31,		Increase (Decrease)
	2005	2004
	(In thousands)
Salaries and employee benefits	$580	$502	$78
Occupancy	112	113	(1)
Data processing	90	57	33
Equipment rentals, depreciation and maintenance	88	88	—
Legal, professional and consulting	76	58	18
Advertising and public relations	35	36	(1)
Other	144	204	(60)

Total non-interest expense	$1,125	$1,058	$67

The 6.33% increase in non-interest expense and the 15.54% increase in salary and benefit expense for the three ended March 31, 2005 can be attributed to an increase in the cost of employee benefits and performance based incentives. The 57.89% increase in data processing was the result of several factors. The Bank installed several new products to increase security and provide enhanced products. The expense for ATM processing moved from “other” non-interest expense to data processing expense since such services are now handled by our main information technology provider. This change resulted in increasing data processing expense, and decreased other non-interest expense.

Provision for Income Taxes. We recorded tax provisions of $258 thousand for the three months ended March 31, 2005 compared to $199 thousand for the same period in the prior year. Our effective tax rate was approximately 34% for each period.

Financial Overview for the Years Ended December 31 2004, and 2003

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

	Year-Ended December 31,
	2004	2003	Increase (Decrease)
	(Dollars in thousands, except per share data)
Consolidated Statement of Earnings Data:
Interest income	$8,498	$7,251	$1,247
Interest expense	1,701	1,840	(139)

Net interest income	6,797	5,411	1,386
Provision for loan losses	1,130	611	519

Net interest income after provision for loan losses	5,667	4,800	867
Non-interest income	595	495	100
Non-interest expense	4,213	3,875	338

Net income before income taxes	2,049	1,420	629
Provision for income taxes	689	481	208

Net income	$1,360	$939	$421

Earnings per share—basic	$1.27	$0.90	$0.37

Earnings per share—diluted	$1.19	$0.88	$0.31

Our net income grew by 44.83% to $1.4 million for the year ended December 31, 2004 as compared to $939 thousand for the year ended December 31, 2003. Our return on average assets was 0.91% and return on average stockholders’ equity was 9.71% for the year ended December 31, 2004, compared to 0.80% and 7.55%, respectively for the year ended December 31, 2003.

Net Interest Income and Net Interest Margin. The 25.61% increase in our net interest income for the year ended December 31, 2004 was primarily due to an increase in interest income of $1.2 million, and a decrease of $139 thousand in interest expense. Average interest-earning assets increased to $141 million during 2004, reflecting our continuing growth trend. Total interest expense decreased as a result of a shift in our deposit mix.

The average yield on our interest-earning assets fell to 6.01% in 2004 from 6.56% in 2003. The average yield on our interest-earning assets decreased as a result of ongoing declines in interest rates throughout the financial marketplace over the course of the year.

The cost of our average interest-bearing liabilities decreased to 1.65% in 2004 from 2.13% in 2003. This decrease was consistent our planned shift in our deposit mix and the lower rates paid on time deposits.

The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented. Average balances are derived from daily balances, and non-accrual loans are included as interest earning assets for purposes of this table.

	Year Ended December 31, 2004			Year Ended December 31, 2003
	Average Balance	Interest Income or Expense	Average Yield or Cost	Average Balance	Interest Income or Expense	Average Yield or Cost
	(Dollars in thousands)
Assets
Interest-earning assets:
Loans, (1)(2)(3)	$106,095	$7,701	7.26%	$89,377	$6,816	7.63%
Investment Securities—Taxable	22,846	633	2.77%	11,951	317	2.65%
Investment Securities—Non-taxable (3)	913	28	3.07%	1,248	42	3.37%
Federal funds sold and other (4)	11,557	136	1.18%	7,936	76	0.96%

Total interest-earning assets	141,411	8,498	6.01%	110,512	7,251	6.56%
Non-earning assets:
Cash and due from banks	5,000			3,943
Unearned loan fees	(272)			(226)
Allowance for loan losses	(1,059)			(1,103)
Other assets	4,282			4,378

Total assets	$149,362			$117,504

Liabilities and Stockholders’ Equity
Interest-bearing Liabilities:
Deposits
Interest-bearing demand	$5,103	$43	0.84%	$3,099	$27	0.87%
Money Market	33,729	306	0.91%	23,935	233	0.97%
Savings	2,232	16	0.72%	1,179	10	0.85%
Time certificates of deposit	53,484	1,176	2.20%	52,652	1,491	2.83%

Total interest-bearing deposits	94,548	1,541	1.63%	80,865	1,761	2.18%
Other borrowed funds	8,271	160	1.93%	5,584	79	1.41%

Total interest-bearing liabilities	102,819	1,701	1.65%	86,449	1,840	2.13%
Non-interest-bearing liabilities
Demand deposits	31,822			18,147
Other liabilities	717			477

Total liabilities	135,358			105,073
Stockholders’ equity	14,004			12,431

Total liabilities and stockholders’ equity	$149,362			$117,504

Net interest income		$6,797			$5,411

Net interest spread (5)			4.36%			4.43%
Net interest margin (6)			4.81%			4.90%

(1)	Includes average non-accrual loans of $422 at December 31, 2004 and $233 at December 31, 2003.
(2)	Net loan fees of $830 thousand and $763 thousand are included in the yield computations for December 31, 2004 and 2003, respectively.
(3)	Yields on loans and securities have not been adjusted to a tax-equivalent basis.
(4)	Other includes of Federal Home Loan Bank Stock.
(5)	Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.
(6)	Net interest margin is computed by dividing net interest income by total average earning assets.

The following table shows the change in interest income and interest expense and the amount of change attributable to variances in volume, rates and the combination of volume and rates based on the relative changes of volume and rates.

	Year-Ended December 31, 2004 Compared to Year-Ended December 31, 2003
	Net Change	Rate	Volume	Mix
	(In thousands)
Loans	$885	$(328)	$1,275	$(62)
Investment Securities—Taxable	316	14	289	13
Investment Securities—Non-taxable	(14)	(4)	(11)	1
Federal funds sold and other	60	17	35	8

Total interest income	1,247	(301)	1,588	(40)
Interest expense:
Interest-bearing demand	16	(1)	17	—
Money Market	73	(16)	95	(6)
Savings	6	(2)	9	(1)
Time certificates of deposit	(315)	(332)	24	(7)
Other borrowed funds	81	29	38	14

Total interest expense	(139)	(322)	183	—

Net interest income	$1,386	$21	$1,405	$(40)

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2004 was $1.1 million compared to $611 thousand in the year ended December 31, 2003. We experienced net loan charge-offs of $971 thousand in 2004 compared to net loan charge-offs of $356 thousand for 2003. See “Financial Condition—Loans—Non-Performing Assets.”

Non-Interest Income. The following table presents, for the periods indicated, the major categories of non-interest income:

	Year-Ended December 31,		Increase (Decrease)
	2004	2003
	(In thousands)
Service charges and other income	446	497	(51)
Realized gain (loss) on sale of securites available for sale	59	(20)	79
Other	90	18	72

Total non-interest income	595	495	100

The $100 thousand, or 20.20% increase in total non-interest income for 2004 compared to 2003 was primarily due to an increase of $79 thousand in gain on sale of securities. The $72 thousand increase in other non-interest income was primarily a function of rental income from the upstairs office space at the Sahara branch location. The decrease of 10.26% in services charges and other income for 2004 compared to 2003 was the result of non-sufficient funds fees declining.

Non-Interest Expense. The following table presents, for the periods indicated, the major categories of non-interest expense:

	Year-Ended December 31,		Increase (Decrease)
	2004	2003
	(In thousands)
Salaries and employee benefits	$2,092	$1,928	$164
Occupancy	483	429	54
Equipment rentals, depreciation and maintenance	337	260	77
Legal, professional and consulting	158	167	(9)
Advertising and public relations	156	220	(64)
Data Processing	257	187	70
Other	730	684	46

Total non-interest expense	$4,213	$3,875	$338

The $338 thousand or 8.72% increase in total non-interest expense for 2004 as compared to 2003 was principally the result of salary and employee benefit expenses which increased to $2.1 million for the year ended December 31, 2004 compared to $1.9 million for the year ended December 31, 2003. The salary and benefit expense increase can be attributed to increase in the expense of benefits and increased performance based incentives, including loan officer commissions and the increase in full time equivalent employees from 34 at December 31, 2003 to 36 at December 31, 2004.

The $54 thousand total increase in occupancy expense and the $77 thousand increase in equipment rentals, depreciation and maintenance expense was primarily attributed to the lease of our Decatur branch in June 2003 and the opening of our new Sahara branch in April 2003.

Other expenses increased $46 thousand, or 6.73%, in 2004 as a result of the cost to secure our branch servers, e-mail and internet banking services, general expenses associated with the expense of providing additional training and education to our employees and officers.

Provision for Income Taxes. We recorded tax provisions of $689 thousand in 2004 and $481 thousand in 2003. Our effective tax rates were 34% for 2004 and 2003, which is equal to the expected effective tax rate of 34%.

Financial Condition

Our total assets at March 31, 2005, December 31, 2004 and December 31, 2003 were $167.5 million, $155.8 million and $133.3 million, respectively. Total deposits at March 31, 2005, December 31, 2004 and December 31, 2003 were $138.1 million, $128.4 million, and $112.0 million, respectively.

Loans

Our gross loans at March 31, 2005, December 31, 2004 and December 31, 2003 were $122 million, $119 million and $103 million, respectively, an increase of 2.52%, and 15.53% over the prior period, respectively. Our overall steady growth in loans from 2003 to 2005 is consistent with our historical focus and strategy to grow our loan portfolio. Since December 31, 2003, commercial real estate loans experienced the highest growth within our portfolio, growing from $38 million to $54 million at March 31, 2005, followed by residential real estate loans which grew from $4 million at December 31, 2003 to $10 million at March 31, 2005.

	March 31, 2005	December 31,
		2004	2003
Commercial and industrial loans	$37,847	$33,671	$38,528
Constructions loans	19,284	18,891	21,101
Commercial real estate loans	54,045	56,131	38,495
Residential real estate loans	9,758	10,089	3,718
Consumer loans and other	702	484	1,405

Gross loans	121,636	119,266	103,247
Allowance for loan losses	(1,576)	(1,334)	(1,175)
Deferred loan fees, net	(257)	(262)	(272)

Net loans	$119,803	$117,670	$101,800

The following tables show the amounts of loans outstanding as of March 31, 2005, and December 31, 2004, which, based on remaining scheduled repayments of principal, were due in one year or less, more than one year through five years, and more than five years. Lines of credit or other loans having no stated maturity and no stated schedule of repayments are reported as due in one year or less. The tables also present, for loans with maturities over one year, an analysis with respect to fixed interest rate loans and floating interest rate loans.

As of March 31, 2005

	Maturity				Rate Structure for Loans Maturing over One Year
	One Year or less	One through Five Years	Over Five Years	Total	Fixed Rate	Floating Rate
		(In thousands)
Commercial	$15,150	$16,675	$6,022	$37,847	$2,693	$20,004
Construction	19,284	—	—	19,284	—	—
Commercial real estate	6,822	35,229	11,994	54,045	2,196	45,027
Residential real estate	7,860	1,833	65	9,758	250	1,648
Consumer and other	229	377	96	702	328	145

Total	$49,345	$54,114	$18,177	$121,636	$5,467	$66,824

As of December 31, 2004

	Maturity				Rate Structure for Loans Maturing over One Year
	One Year or less	One through Five Years	Over Five Years	Total	Fixed Rate	Floating Rate
		(In thousands)
Commercial	$16,860	$12,362	$4,449	$33,671	$4,477	$12,334
Construction	18,065	826	—	18,891	—	826
Commercial real estate	14,567	34,252	7,312	56,131	3,549	38,015
Residential real estate	8,481	1,608	—	10,089	250	1,358
Consumer and other	168	316	—	484	191	125

Total	$58,141	$49,364	$11,761	$119,266	$8,467	$52,658

Concentrations. As of March 31, 2005, in management’s judgment, a concentration of loans existed in commercial real estate-related loans. At that date, commercial real estate and construction loans comprised 60% of gross loans. At December 31, 2004, commercial and construction real estate loans comprised 63% of gross loans.

Although management believes the loans within this concentration have no more than the normal risk of collectibility, a substantial decline in the performance of the economy in general or a decline in real estate values in our primary market areas, in particular, could have an adverse impact on collectibility, increase the level of real estate-related non-performing loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Non-Performing Assets. Generally, loans are placed on non-accrual status when they become 90 days or more past due or at such earlier time as management determines timely recognition of interest to be in doubt. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower’s financial condition is such that collection of interest is doubtful. The following table summarizes the loans for which the accrual of interest has been discontinued and loans more than 90 days past due and still accruing interest, including those loans that have been restructured, and other real estate owned, which we refer to as OREO:

	March 31, 2005	December 31,
		2004	2003
Non-accrual loans, not restructured	$123	$442	$233
Accruing loans past due 90 days or more	24	514	4
Restructured loans	—	—	—

Total non-performing loans (NPLs)	147	956	237
OREO	—	—	530

Total non-performing assets (NPAs)	$147	$956	$767

Selected ratio’s
NPLs to total loans	0.12%	0.80%	0.23%
NPAs to total loans and OREO	0.12%	0.80%	0.74%
NPAs to total assets	0.09%	0.61%	0.58%

At March 31, 2005, we had $123 thousand in non-accrual loans, one of which is 75% guaranteed by the SBA.

OREO Properties. At March 31, 2005, we had no OREO properties. During 2004, OREO properties with a total carrying value of $530 thousand were sold.

All OREO properties are recorded at amounts which are equal to or less than the fair market value of the properties based on current independent appraisals reduced by estimated selling costs.

Impaired Loans. “Impaired loans” are loans for which it is probable that we will not be able to collect all amounts due according to the original contractual terms of the loan agreement. The category of “impaired loans” is not coextensive with the category of “non-accrual loans,” although the two categories overlap. Non-accrual loans include impaired loans which are not reviewed on a collective basis for impairment, and are those loans on which the accrual of interest is discontinued when collectibility of principal and interest is uncertain or payments of principal or interest have become contractually past due 90 days. Management may choose to place a loan on non-accrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if it is probable that we will collect all amounts due in accordance with the original contractual terms of the loan or the loan is not a commercial, commercial real estate or an individually significant mortgage or consumer loan.

In determining whether or not a loan is impaired, we apply our normal loan review procedures on a case-by-case basis taking into consideration the circumstances surrounding the loan and borrower, including the collateral value, the reasons for the delay, the borrower’s prior payment record, the amount of the shortfall in relation to the principal and interest owed and the length of the delay. We measure impairment on a loan-by-loan basis using either the present value of expected future cash flows discounted at the loan’s effective interest rate or at the fair value of the collateral if the loan is collateral dependent, less estimated selling costs. Loans for which an insignificant shortfall in amount of payments is anticipated, but where we expect to collect all amounts due, are not considered impaired.

As a separate categorization, any troubled debt restructurings are defined as loans that we have agreed to modify by accepting below-market terms, either by granting interest rate concessions or by deferring principal and/or interest payments.

Loans aggregating $2.1 million at March 31, 2005, $3.1 million at December 31, 2004 and $1.9 million at December 31, 2003 were designated as impaired. The total allowance for loan losses related to these loans was $730 thousand at March 31, 2005, $596 thousand at December 31, 2004 and $680 thousand at December 31, 2003.

The amount of interest income that we would have recorded on non-accrual had the loans been current totaled $2.3 thousand for the three months ended March 31, 2005, $26.0 thousand for 2004 and $7.7 thousand for 2003. All payments received on loans classified as non-accrual are applied to principal, accordingly, no income on such loans was included in our net income for the three months ended March 31, 2005 and the years ended December 31, 2004, and 2003.

Allowance for Loan Losses

We must maintain an adequate allowance for loan losses, or ALLL, based on a comprehensive methodology that assesses the probable losses inherent in the loan portfolio. Like all financial institutions, we maintain an ALLL based on a number of quantitative and qualitative factors, including levels and trends of past due and non-accrual loans, asset classifications, loan grades, change in volume and mix of loans, collateral value, historical loss experience, peer group loss experience, size and complexity of individual credits and economic conditions. Provisions for loan losses are provided on both a specific and general basis. Specific allowances are provided for impaired credits for which the expected/anticipated loss is measurable. General valuation allowances are based on a portfolio segmentation based on risk grading with a further evaluation of various quantitative and qualitative factors noted above.

We incorporate statistics provided through the FDIC regarding loss percentages experienced by banks in the western United States to establish potential risk based on collateral type securing each loan. As an additional comparison, we examine local peer group banks to determine the nature and scope of their losses to date. Such examination provides a geographic-and size-specific flavor for trends in the local banking community. Finally, we closely examine each credit graded Special Mention and below to individually assess the appropriate loan loss reserve for a particular credit.

We periodically review the assumptions and formulae by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowances in light of the current status of the factors described above.

Specific Allocations. All classified loans are carefully evaluated for loss portions or potential loss exposure. The evaluation occurs at the time the loan is classified and on a regular basis thereafter (at least quarterly). This evaluation is documented in an impairment worksheet relating to a specific loan or relationship. Specific allocation of reserves considers the value of the collateral, the financial condition of the borrower, and industry and current economic trends. We review the collateral value, cash flow, and tertiary support on each classified credit. Any deficiency outlined by a real estate collateral evaluation liquidation analysis, or cash flow shortfall is accounted for through a specific allocation reserve calculation for the loan.

For classified loans that are also classified as “impaired,” an allowance is established when discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of the loan pursuant to FASB statement No. 114, “Accounting by Creditors for Impairment of a Loan.”

General Allowances. We perform a portfolio segmentation based on call report categories. The loss factors for each segment are determined by management based on management’s overall assessment of the overall credit quality at month end taking into account various quantitative and qualitative factors such as trends of past due and non-accrual loans, asset classifications, loan grades, collateral value, historical loss experience and economic conditions.

The following table sets forth the activity in our allowance for loan losses for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003
			(Dollars in thousands)
Allowance for loan losses:
Beginning balance	$1,334	1,175	$1,175	$937
Loans charged off during period:
Commercial	108	451	1,068	299
Construction	—	—	—	—
Commercial real estate	—	—	—	—
Residential real estate	—	—	—	38
Consumer and other	4	—	3	20

Total	112	451	1,071	357
Recoveries:
Commercial	27	34	100	1
Construction	—	—	—	—
Commercial real estate	—	—	—	—
Residential real estate	—	—	—	—
Consumer and other	4	—	—	—

Total	31	34	100	1
Net loans and leases charged off	81	417	971	356
Reclassification (to)/from “Other Liabilities”	17	(52)	—	(17)
Provision for loan losses	306	130	1,130	611

Ending balance	$1,576	836	$1,334	$1,175

Gross loans	$121,636	100,541	$119,266	$103,247
Average loans	121,235	103,361	106,095	89,377
Non-performing loans	147	481	956	767
Selected ratios:
Net charge-offs to average loans	0.07%	0.40%	0.92%	0.40%
Provision for loan losses to average loans	0.25%	0.13%	1.07%	0.68%
Allowance for loan losses to loans outstanding at end of period	1.30%	0.83%	1.12%	1.14%
Allowance for loan losses to non-performing loans	1,072.1%	173.8%	139.5%	153.2%

For commercial banks generally, the “commercial and industrial loans not secured by real estate” category represents the highest risk category. This category has been the largest historical source of losses for us. As a result, we make a significant allocation to this category. While the majority of our historical charge offs have occurred in the commercial portfolio, we believe that the allowance allocation is adequate when considering the current composition of the categories of the commercial loans and related loss factors that are utilized.

Our commercial real estate loans are a mixture of new and seasoned properties, retail, office, warehouse, and some special purpose. Loans on properties are generally underwritten at a loan to value ratio of less than 85% with a minimum debt coverage ratio of 1.25.

The following table indicates management’s allocation of the allowance and the percent of loans in each category to total loans as of each of the following dates:

	March 31, 2005		Year ended December 31,
			2004		2003
	Allocation of the Allowance	Percent of Loans in Each Category to Total Loans	Allocation of the Allowance	Percent of Loans in Each Category to Total Loans	Allocation of the Allowance	Percent of Loans in Each Category to Total Loans
Commercial	1,265	31.1%	1,025	28.2%	1,019	37.3%
Construction	85	15.9%	75	15.8%	27	20.4%
Commercial real estate	158	44.4%	167	47.1%	101	37.3%
Residential real estate	51	8.0%	54	8.5%	7	3.6%
Consumer and Other	17	0.6%	13	0.4%	21	1.4%

Total	1,576	100.0%	1,334	100.0%	1,175	100.0%

Investments

The carrying value of our investment securities at March 31, 2005 totaled $21.8 million, compared to $22.2 million at December 31, 2004, and $12.2 million at December 31, 2003. The increases experienced year over year, are a result of the growth in our deposits. Our portfolio of investment securities during 2004, and 2003 consisted primarily of U.S. Government agencies, agency mortgage-backed securities and obligations of states and political subdivisions.

The carrying value of our portfolio of investment securities at March 31, 2005, December 31, 2004, and 2003 was as follows:

	Carrying Value
	At March 31, 2005	At December 31,
		2004	2003
		(In thousands)
U.S. Treasury securities	149	$149	$149
U.S. Government agencies	18,825	19,001	10,221
Obligations of states and political subdivisions	906	929	1,308
Mortgage-backed securities	1,940	2,143	562

Total investment securities	21,820	$22,222	$12,240

The following tables show the maturities of investment securities at March 31, 2005 and December 31, 2004, and the weighted average yields of such securities, excluding the benefit of tax-exempt securities:

	March 31, 2005
	Within One Year		After One Year but within Five Years		After Five Years but within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
U.S. Treasury securities	$149	1.27%	$—	—	$—	—	$—	—
U.S. Government sponsored agencies	3,432	1.92%	15,393	2.54%	—	—	—	—
Obligations of states and political subdivisions	—	—	—	—	906	3.25%	—	—
Mortgage-backed securities	—	—	261	4.95%	1,679	4.27%	—	—

Total investment securities	$3,581	1.89%	$15,654	2.58%	$2,585	3.91%	$—	—

	December 31, 2004
	Within One Year		After One Year but within Five Years		After Five Years but within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
U.S. Treasury securities	$149	1.27%	$—	—	$—	—	$—	—
U.S. Government agencies	—	—	19,001	2.43%	—	—	—	—
Obligations of states and political subdivisions	—	—	—	—	929	3.25%	—	—
Mortgage-backed securities	—	—	295	4.95%	1,848	4.27%	—	—

Total investment securities	$149	1.27%	$19,296	2.47%	$2,777	3.94%	$—	—

Deposits

Total deposits were $138.1 million at March 31, 2005 compared to $128.4 million at December 31, 2004 and $112.0 million at December 31, 2003. Non-interest-bearing demand deposits increased to $37 million, or 26.6% of total deposits, at March 31, 2005, from $32 million, or 25.0% of total deposits, at December 31, 2004, and from $24 million, or 21.3% of total deposits, at December 31, 2003. Interest-bearing deposits are comprised of money market accounts, regular savings accounts, CDs of under $100,000 and CDs of $100,000 or more.

The following table shows the average amount and average rate paid on the categories of deposits for each of the years indicated:

	Three Months Ended March 31, 2005		Year-Ended December 31,
			2004		2003
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
					(Dollars in thousands)
Interest-bearing demand	7,934	1.43%	$5,103	0.84%	$3,099	0.87%
Money market	46,311	1.08%	33,729	0.91%	23,935	0.97%
Savings	3,111	0.65%	2,232	0.72%	1,179	0.85%
Time	41,726	2.63%	53,484	2.20%	52,652	2.83%
Non-interest bearing deposits	33,902	0.00%	31,822	0.00%	18,147	0.00%

Total	132,984	1.30%	$126,370	1.22%	$99,012	1.78%

Additionally, the following table shows the maturities of CDs of $100,000 or more at March 31, 2005:

March 31, 2005
(In thousands)
Due in three months or less	$1,175
Due in over three months through six months	2,329
Due in over six months through twelve months	5,045
Due in over twelve months	4,622

Total	$13,171

Capital Resources and Subordinated Debt

Current risk-based regulatory capital standards generally require banks and bank holding companies to maintain a minimum ratio of “core” or “Tier I” capital (consisting principally of common equity) to risk-

weighted assets of at least 4%, a ratio of Tier I capital to adjusted total assets (leverage ratio) of at least 4% and a ratio of total capital (which includes Tier I capital plus certain forms of subordinated debt, a portion of the allowance for loan losses and preferred stock) to risk-weighted assets of at least 8%. Risk-weighted assets are calculated by multiplying the balance in each category of assets by a risk factor, which ranges from zero for cash assets and certain government obligations to 100% for some types of loans, and adding the products together.

	Regulatory Requirements (Greater than or equal to stated percentage)		Actual at December 31, 2004
	Adequately Capitalized	Well Capitalized
Tier I leverage capital ratio	4.0%	5.0%	9.4%
Tier I risk-based capital	4.0%	6.0%	12.1%
Total risk-based capital	8.0%	10.0%	13.2%

	Regulatory Requirements (Greater than or equal to stated percentage)		Actual at March 31, 2005
	Adequately Capitalized	Well Capitalized
Tier I leverage capital ratio	4.0%	5.0%	9.3%
Tier I risk-based capital	4.0%	6.0%	12.0%
Total risk-based capital	8.0%	10.0%	13.2%

We were well capitalized at March 31, 2005 and December 31, 2004 under the prompt corrective action federal banking regulations.

Contractual Obligations and Off-Balance Sheet Arrangements

In the conduct of ordinary business operations Commerce routinely enters into contracts for services. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for the early termination of the contracts. We are also parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. See our Financial Statements for more information regarding our commitments.

Liquidity

The ability to have readily available funds sufficient to repay fully maturing liabilities is of primary importance to depositors, creditors and regulators. Our liquidity, represented by cash and due from banks, federal funds sold and available-for-sale securities, is a result of our operating, investing and financing activities and related cash flows. In order to ensure funds are available at all times, we devote resources to projecting on a monthly basis the amount of funds that will be required and maintain relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets. We have borrowing lines at correspondent banks totaling $2.5 million. In addition, loans and securities are pledged to the FHLB totaling $18 million as of March 31, 2005 and $752 thousand securities pledged to the FRB Discount window. As of March 31, 2005 we had $3 million in securities available to be sold or pledged to the FHLB and/or FRB Discount Window.

We have a formal liquidity policy, and in the opinion of management, our liquid assets are considered adequate to meet our cash flow needs for loan funding and deposit cash withdrawal for the next 60-90 days. At March 31, 2005, we had $43 million in liquid assets comprised of $21 million in cash and cash equivalents (including fed funds sold of $17 million) and $22 million in available-for-sale securities.

On a long term basis, our liquidity will be met by changing the relative distribution of our asset portfolios, i.e., reducing investment or loan volumes, or selling or encumbering assets. Further, we will increase liquidity by soliciting higher levels of deposit accounts through promotional activities and/or borrowing from our correspondent banks as well as the Federal Home Loan Bank of San Francisco. At the current time, our long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals. All of these needs can currently be met by cash flows from investment payments and maturities, and investment sales if the need arises.

Our liquidity is comprised of three primary classifications: cash flows from operating activities; cash flows used in investing activities; and cash flows provided by financing activities. Net cash provided by operating activities has consisted primarily of net income adjusted for changes in certain other asset and liability accounts and certain non-cash income and expense items such as the loan loss provision, investment and other amortizations and depreciation. For the three months ended March 31, 2005 net cash provided by operating activities was $957 thousand, compared to net cash provided by operating activities of $766 thousand for the same period of 2004. For the years ended December 31, 2004, and 2003 net cash provided by operating activities was $2.6 million, and $1.6 million, respectively.

Our primary investing activities are the origination of real estate, commercial and consumer loans and purchase and sale of securities. Our net cash used in investing activities has been primarily influenced by our loan activity. Net increases in loans for the three months ended March 31, 2005, and the years ended December 31, 2004 and 2003 were $2.4 million, $16.6 million, and $26.8 million respectively.

Net cash used in all investing activities was $2.5 million and $8.0 million for the three months ended March 31, 2005 and 2004, respectively. Net cash used in all investing activities for the years ended December 31, 2004, and 2003 was $27.2 million, and $15.5 million respectively. At March 31, 2005 we had outstanding loan commitments of $13 million and outstanding letters of credit of $310 thousand. We anticipate that we will have sufficient funds available to meet current loan commitments.

Net cash provided by financing activities has been impacted significantly by increases in deposit levels. During the three months ended March 31, 2005, and the years ended December 31, 2004, and 2003, deposits increased by $9.8 million, $16.3 million and $20.5 million, respectively.

Federal and state banking regulations place certain restrictions on dividends paid by us. The total amount of dividends which may be paid at any date is generally limited to our retained earnings. At March 31, 2005, our retained earnings available for the payment of dividends was approximately $4 million. Accordingly, $11 million of our equity in net assets was restricted at March 31, 2005. In addition, dividends paid by us would be prohibited if the effect thereof would cause our capital to be reduced below applicable minimum capital requirements.

INFORMATION ABOUT MARKET AREA, COMPETITION AND SUPERVISION AND REGULATION

Market Area

Both Commerce and Community operate primarily in Clark County Nevada. Clark County is one of the fastest growing areas in the United States. According to the U.S. Census, between 1990 and 2000 Clark County’s population grew by 6.4% on an annual basis, from 741,459 persons to 1,375,765 persons, versus the U.S. average of 1.2%. By 2004, Clark County reached a population of 1,715,337, according to the Center for Business and Economic Research based at the University of Nevada, Las Vegas, or the CBER, making it the fourth fastest growing county in the United States measured by numerical population growth. This growth has been driven by a variety of factors including a growth in the service economy associated with the hospitality and gaming industries, affordable housing, no income taxation, a growing base of senior or retirement communities and general recreational opportunities associated with a favorable climate.

The following highlights, more specifically, some of the economic opportunities that have driven the population growth in Clark County. According to CBER, between 1999 and 2004:

•	total gaming revenue in Clark County has risen to revenue of over $8.5 billion dollars in 2004, as compared to revenue of approximately $7.2 billion in 1999;

•	visitor volume has increased from approximately 34 million visitors to Las Vegas in 1999 as compared to 37 million in 2004; and

•	the number of hotel rooms in Clark County increased from approximately 120,000 in 1999 to approximately 132,000 in 2004, with an expected increase of an additional 4% in 2005.

Complementing the region’s expanding economic opportunities has been the availability of relatively affordable housing. The attraction and retention of a quality labor force to service the economy depends in part on housing availability. According to CBER, housing permits related to new homes in Clark County have risen over the last five years, from 26,624 in 1999 to 36,856 in 2004. Although home prices have recently risen, management believes median housing prices in Nevada are still below the median price for homes in California, which is the source of three of every five new Nevada residents.

Contributing to the population growth in Clark County has been the recent influx of retirees and young families to the area. According to CBER, over 20,000 retirees have moved to Clark County since 2001, factoring into the 2003 total number of 243,500 retirees. In addition to retirees, many young families have moved to Clark County, driven by the rapid economic growth, as described above, in the greater Las Vegas area.

The Clark County school district is the fastest growing school district in the United States, according to the Nevada Department of Education. According to the Clark County School District 1998 Building Program, the Clark County School district has opened 14 new schools for the 2004-2005 school year alone. In 1998 Clark County voters approved a bond issue for an additional $3.5 billion to build a total of 88 new schools (50 elementary schools, 22 middle schools, and 16 high schools) to accommodate an anticipated 15,980 new students a year, a number that is expected to increase to 18,049 students per year over the next decade. To date, 30 of these schools have already been built.

In addition to schools, population growth has created a need for all types of retail services. For example, over the past seven years, a national pharmacy chain has built 30 drug stores in Clark County. Commercial stores, gas stations, storage units, restaurants and bars, and clothing stores are among the services that have followed the population growth. Three new hospitals are scheduled to open in 2004 and 2005 in Clark County. As a result, Community expects to see an increase in medical support facilities and doctors’ offices, especially with the retiree population continuing to grow. Also, the increase of products and services at the retail level require additions to the wholesale, warehouse and transportation sectors.

Competition

The banking and financial services business in Nevada, generally, and in the greater Las Vegas area, in particular, is highly competitive. This increasingly competitive environment is a result primarily of growth in community banks, changes in regulation, changes in technology and product delivery systems, and the accelerating pace of consolidation among financial services providers. Community and Commerce compete for loans, deposits and customers with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions, and other nonbank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader range of financial services than Community or Commerce can offer.

Competition for deposit and loan products remains strong from both banking and non-banking firms and this competition directly affects the rates of those products and the terms on which they are offered to consumers.

Technological innovation continues to contribute to greater competition in domestic and international financial services markets. Many customers now expect a choice of several delivery systems and channels, including telephone, mail, home computer and ATMs.

Mergers between financial institutions have placed additional pressure on banks to consolidate their operations, reduce expenses and increase revenues to remain competitive. In addition, competition has intensified due to federal and state interstate banking laws, which permit banking organizations to expand geographically with fewer restrictions than in the past. These laws allow banks to merge with other banks across state lines, thereby enabling banks to establish or expand banking operations in our market. The competitive environment is also significantly impacted by federal and state legislation that make it easier for non-bank financial institutions to compete with us.

Effect of Governmental Policies and Recent Legislation

Banking is a business that depends on rate differentials. In general, the difference between the interest rate paid on deposits and other borrowings and the interest rate received on loans extended to customers and securities held in portfolio comprise the major portion of earnings. These rates are highly sensitive to many factors that are beyond the control of Community or Commerce. Accordingly, earnings and growth are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

The commercial banking business is not only affected by general economic conditions but is also influenced by monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Board of Governors of the Federal Reserve (“Federal Reserve”). The Federal Reserve implements national monetary policies (with objectives such as curbing inflation and combating recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements and by varying the discount rates applicable to borrowings by depository institutions. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial institutions are frequently made in Congress, in the Nevada legislature and before various bank regulatory and other professional agencies.

Supervision and Regulation

The following discussion is only intended to provide summaries of significant statutes and regulations that affect the banking industry and is therefore not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on the business and prospects of Community. Community cannot accurately predict the nature or extent of the effects on its business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

General

Community and Commerce are extensively regulated under federal and state law. These laws and regulations are primarily intended to protect depositors, not shareholders. The discussion below describes and summarizes certain statutes and regulations. These descriptions and summaries are qualified in their entirety by reference to the particular statute or regulation. Changes in applicable laws or regulations may have a material effect on Community’s and/or Commerce’s business and prospects. Its operations may also be affected by changes in the policies of banking and other government regulators. Community cannot accurately predict the nature or extent of the possible future effects on its business and earnings of changes in fiscal or monetary policies, or new federal or state laws and regulations.

Compliance

In order to assure that Community is in compliance with the laws and regulations that apply to its operations, including those summarized below, it employs a compliance officer, and engages an independent compliance auditing firm. Community is regularly reviewed by the Federal Reserve and the Nevada Department of Business and Industry, Financial Institutions Division, or the Nevada FID, during which reviews such agencies assess compliance with applicable laws and regulations. Based on the assessments of outside compliance auditors and the Federal Reserve and Nevada FID, Community believes that it materially complies with all of the laws and regulations that apply to its operations.

Federal Bank Holding Company Regulation

General. Community is a registered financial holding company as defined in the Bank Holding Company Act of 1956, as amended, or the Bank Holding Company Act, and is therefore subject to regulation, supervision and examination by the Federal Reserve. In general, the Bank Holding Company Act limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. Community must file reports with the Federal Reserve and must provide it with such additional information as it may require.

The Federal Reserve may require Community to terminate an activity or terminate control or liquidate or divest certain subsidiaries, affiliates or investments when the Federal Reserve believes the activity or the control of the subsidiary or affiliates constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries.

The Federal Reserve also has the authority to regulate provisions of certain bank holding company debt, including the authority to impose interest ceilings and reserve requirements on such debt. Under certain circumstances, Community must file written notice and obtain Federal Reserve approval prior to purchasing or redeeming its equity securities. Additionally, Community is required by the Federal Reserve to maintain certain levels of capital. See “Capital Adequacy” below for a discussion of the applicable federal capital requirements.

Financial Holding Company Status. Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain activities deemed financial in nature. Community was approved as a financial holding company on May 5, 2004.

As a financial holding company, Community may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or are incidental or complementary to activities that are financial in nature. “Financial in nature” activities include:

•	Securities underwriting;

•	Dealing and market making;

•	Sponsoring mutual funds and investment companies;

•	Insurance underwriting and brokerage; merchant banking; and

•	Activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines from time to time to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

In order to become or remain a financial holding company, Community Bank of Nevada must be well capitalized, well managed, and, except in limited circumstances, in satisfactory compliance with the Community Reinvestment Act. Failure to sustain compliance with such requirements or correct any non- compliance within a fixed time period could lead to divesture of subsidiary banks or require Community to conform all of its activities to those permissible for a bank holding company. A bank holding company that is not also a financial holding company can only engage in banking and such other activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

Community does not believe that the Financial Services Modernization Act will negatively affect its operations in the short term. However, to the extent the legislation permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than Community currently offers, and these companies may be able to aggressively compete in the markets Community currently serves.

Holding Company Bank Ownership. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (1) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares, (2) acquiring all or substantially all of the assets of another bank or bank holding company, or (3) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the Bank Holding Company Act also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit Community’s ability to obtain funds from Community Bank of Nevada for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. We are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither Community nor Community Bank of Nevada may condition an extension of credit to a customer on either

(1) a requirement that the customer obtain additional services provided by Community or (2) an agreement by the customer to refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, Community is expected to act as a source of financial and managerial strength to Community Bank of Nevada. This means that Community is required to commit, as necessary, resources to support Community Bank of Nevada. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

State Law Restrictions. As a Nevada corporation, Community is subject to certain limitations and restrictions under applicable Nevada corporate law. For example, state law restrictions in Nevada include limitations and restrictions relating to indemnification of directors, maintenance of books, records, and minutes, and observance of certain corporate formalities.

Federal and State Regulation of Community Bank of Nevada and Commerce

General. Community Bank of Nevada is a Nevada chartered commercial bank with deposits insured by the FDIC. The bank is also a member of the Federal Reserve System. As a result, Community Bank of Nevada is subject to supervision and regulation by the Nevada FID and the Federal Reserve. Commerce is also a Nevada chartered commercial bank with deposits insured by the FDIC. However, Commerce is not a member of the Federal Reserve System. Commerce is subject to supervision and regulation by the Nevada FID and the FDIC. All of these agencies have the authority to prohibit banks from engaging in what they believe constitute unsafe or unsound banking practices.

Lending Limits. State banking law generally limits the amount of funds that a bank may lend to a single borrower to 25% of stockholders’ equity plus retained earnings and allowance for loan and lease losses.

Control of Financial Institutions. Nevada banking laws require that changes in ownership of 10% or more of a bank’s outstanding voting stock must be reported to the Nevada FID within three business days. If 20% or more of the bank’s voting power is acquired by a natural person, or 10% or more is acquired by an entity, then the acquisition may be deemed a change in control requiring prior approval of the Nevada FID.

Community Reinvestment. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain Federal Reserve restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons (i.e., insiders). Extensions of credit (1) must be made on substantially the same terms and pursuant to the same credit underwriting procedures as those for comparable transactions with persons who are neither insiders nor employees, and (2) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in regulatory sanctions on the bank or its insiders.

Regulation of Management. Federal law sets forth circumstances under which officers or directors of a bank may be removed by the institution’s federal supervisory agency. Federal law also prohibits management personnel of a bank from serving as a director or in a management position of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. Under Nevada state law, if the stockholders’ equity of a Nevada state-chartered bank becomes impaired, the Commissioner of the Nevada FID will require the bank to make the impairment good. Failure to make the impairment good may result in the Commissioner’s taking possession of the bank and liquidating it.

Dividends. The principal source of Community’s cash reserves will be dividends received from Community Bank of Nevada. As to both Community Bank of Nevada and Commerce, Nevada law imposes certain restrictions on a bank’s ability to pay dividends and prohibits a bank from paying dividends until (a) the surplus fund of the bank equals its initial stockholders’ or members’ equity, not including its initial surplus fund, (b) there has first been carried to the surplus fund 10 percent of the previous year’s net profit, and (c) the bank complies with the requirements set forth in NRS 661.025. However, in general the directors of a Nevada state bank that maintains insurance of deposits required pursuant to the provisions of the Federal Deposit Insurance Act may declare a dividend or make a distribution of so much of the net profits of the bank as they determine is expedient. The Nevada Division of Financial Institutions may also restrict the payment of dividends under its general supervisory and enforcement powers. Additionally, Community’s junior subordinated debt agreement contains a provision that prohibits its paying dividends if Community has a deferred payment of interest on outstanding trust preferred securities.

Regulations of the Federal Reserve also govern the payment of dividends by a state member bank. Under Federal Reserve Regulations, dividends may not be paid unless both capital and earnings limitations have been met. First, no dividend may be paid if it would result in a withdrawal of capital or exceed the member bank’s net profits then on hand, after deducting its losses and bad debts. Exceptions to this limitation are available only upon the prior approval of the Federal Reserve and the approval of two-thirds of the member bank’s shareholders which, in the case of Community Bank of Nevada, would require Community’s approval, as the sole shareholder of Community Bank of Nevada. Second, a state member bank may not pay a dividend without the prior written approval of the Federal Reserve if the total of all dividends declared in one calendar year, including the proposed dividend, exceeds the total of net income for that year plus the preceding two calendar years less any required transfers to surplus under state or federal law.

In addition, a bank may not pay cash dividends if doing so would reduce its capital below minimum applicable federal capital requirements. See “Capital Adequacy” below for a discussion of the applicable federal capital requirements.

Predatory Lending

The term “predatory lending,” much like the terms “safety and soundness” and “unfair and deceptive practices,” is far-reaching and covers a potentially broad range of behavior. As such, it does not lend itself to a concise or a comprehensive definition. But typically predatory lending involves at least one, and perhaps all three, of the following elements:

•	making unaffordable loans based on the assets of the borrower rather than on the borrower’s ability to repay an obligation, or asset-based lending;

•	inducing a borrower to refinance a loan repeatedly in order to charge high points and fees each time the loan is refinanced, or loan flipping; and

•	engaging in fraud or deception to conceal the true nature of the loan obligation from an unsuspecting or unsophisticated borrower.

Federal Reserve regulations aimed at curbing such lending significantly widened the pool of high-cost home-secured loans covered by the Home Ownership and Equity Protection Act of 1994, a federal law that requires extra disclosures and consumer protections to borrowers. The following triggers coverage under the Home Ownership and Equity Protection Act of 1994:

•	interest rates for first lien mortgage loans in excess of 8 percentage points above comparable Treasury securities,

•	subordinate-lien loans of 10 percentage points above Treasury securities, and

•	fees such as optional insurance and similar debt protection costs paid in connection with the credit transaction, when combined with points and fees if deemed excessive.

In addition, the regulation bars loan flipping by the same lender or loan servicer within a year. Lenders also will be presumed to have violated the law—which says loans should not be made to people unable to repay them—unless they document that the borrower has the ability to repay. Lenders that violate the rules face cancellation of loans and penalties equal to the finance charges paid. Community does not expect these rules and potential state action in this area to have a material impact on its financial condition or results of operation.

Privacy

Federal banking rules limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to these rules, financial institutions must provide:

•	initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates;

•	annual notices of their privacy policies to current customers; and

•	a reasonable method for customers to “opt out” of disclosures to nonaffiliated third parties.

These privacy provisions affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. Community has implemented its privacy policies in accordance with the law.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Interstate Act, generally authorizes interstate branching. Currently, bank holding companies may purchase banks in any state, and banks may merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Nevada has enacted “opting in” legislation authorizing interstate mergers pursuant to the Interstate Act. The Nevada statute permits out-of-state banks and bank holding companies meeting certain requirements to maintain and operate the Nevada branches of a Nevada bank with which the out-of-state company engaged in an interstate combination. An out-of-state depository without a branch in Nevada, or an out-of-state holding company without a depository institution in Nevada, must first acquire the Nevada institution itself or its charter, before it can establish a de novo branch or acquire a Nevada branch through merger.

Deposit Insurance

Commerce’s and Community Bank of Nevada’s deposits are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the FDIC. Commerce and Community Bank of

Nevada are required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

The FDIC is also empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary.

Capital Adequacy

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are “risk-based,” meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

Tier I and Tier II Capital. Under the guidelines, an institution’s capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders’ equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution’s total capital. The guidelines require that at least 50% of an institution’s total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution’s capital is gauged primarily with reference to the institution’s risk weighted assets. The guidelines assign risk weightings to an institution’s assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution’s risk weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators generally expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from “well capitalized” to “critically undercapitalized.” Institutions that are deemed to be “undercapitalized,” depending on the category to which they are assigned, are subject to certain mandatory supervisory corrective actions.

Corporate Governance and Accounting Legislation

Sarbanes-Oxley Act of 2002. On July 30, 2002, the Sarbanes-Oxley Act of 2002, or SOX, was signed into law to address corporate and accounting fraud. SOX establishes a new accounting oversight Board that will enforce auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, SOX also (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the SEC; (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and (iv) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one “audit committee financial expert.”

Under SOX, the SEC is required to regularly and systematically review corporate filings, based on certain enumerated factors. To deter wrongdoing, SOX: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company’s financial statements was due to corporate misconduct; (ii) prohibits an officer or director from misleading or coercing an auditor; (iii) prohibits insider trades during pension fund “blackout periods”; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

As a public reporting company, Community is subject to the requirements of SOX and related rules and regulations issued by the SEC and Nasdaq. Community anticipates that it will incur additional expense as a result of the Act, but does not expect that such compliance will have a material impact on its business. However, other non-interest expense items, including professional expenses and other costs related to compliance with the reporting requirements of the securities laws and compliance with the Sarbanes-Oxley Act of 2002, will increase significantly.

Commerce is not a reporting company, and therefore is not subject to the requirements of SOX or any related rules and regulations issued by the SEC or Nasdaq.

Anti-terrorism Legislation

USA Patriot Act of 2001. On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism, or the Patriot Act, of 2001. Among other things, the Patriot Act (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals (iii) requires financial institutions to establish an anti-money-laundering compliance program, and (iv) eliminates civil liability for persons who file suspicious activity reports. The Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Patriot Act. While Community believes the Patriot Act may, to some degree, affect its recordkeeping and reporting expenses, it does not believe that it will have a material adverse effect on Community’s business and operations.

Nonbank Entity

Community’s non-bank entity, Community (NV) Statutory Trust I, a Connecticut statutory trust, is subject to the laws and regulations of both the federal government and the state in which it conducts business.

WHERE YOU CAN FIND MORE INFORMATION

Community files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Community files at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at (800) SEC-0330 for further information on the public reference rooms. The Commission also maintains an Internet World Wide Web site at “http://www.sec.gov” at which reports, proxy and information statements and other information regarding Community are available.

Community has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933 relating to the shares of Community common stock to be issued in connection with the merger. This proxy statement—prospectus also constitutes the prospectus of Community filed as part of the registration statement but does not contain all the information set forth in the registration statement and exhibits thereto. You may copy and read the registration statement and its exhibits at the public reference facilities maintained by the Securities and Exchange Commission at the address set forth above.

Documents filed by Community with the SEC also are available from Community without charge, excluding all exhibits unless specifically incorporated by reference in this proxy statement-prospectus, by requesting them in writing or by telephone from:

Cathy Robinson

Chief Financial Officer

Community Bancorp

400 S. 4th Street, Suite 215

Las Vegas, Nevada 89101

(702) 878-0700

If you would like to request documents, please do so by                     , 2005 to receive them before the meeting.

Community has supplied all information contained in the proxy statement—prospectus relating to Community and Commerce has supplied all such information relating to Commerce.

In deciding how to vote, you should rely only on the information contained in this proxy statement—prospectus or incorporated herein by reference. Neither Community nor Commerce has authorized any person to provide you with any information that is different from what is contained in this proxy statement—prospectus. This proxy statement—prospectus is dated                     , 2005. You should not assume that the information contained in this proxy statement—prospectus is accurate as of any date other than such date, and neither the mailing to you of this proxy statement—prospectus nor the issuance to you of shares of Community common stock will create any implication to the contrary. This proxy statement—prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities, or the solicitation of a proxy in any jurisdiction in which, or to any person to whom, it is unlawful.

LEGAL MATTERS

Certain legal matters with respect to Community, including the validity of the shares of Community common stock to be issued in connection with the merger, will be passed upon for Community by Reitner, Stuart & Moore, San Luis Obispo, California. As of the date of this proxy statement—prospectus, members of Reitner, Stuart & Moore owned an aggregate of approximately 500 shares of Community common stock.

EXPERTS

The consolidated financial statements of Community as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 included in this proxy statement—prospectus have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as indicated in their report with respect thereto and are included herein in reliance upon such report given the authority of said firm as experts in accounting and auditing.

The financial statements of Commerce as of December 31, 2004 and 2003, and for each of the years in the two year period ended December 31, 2004 contained in this proxy statement—prospectus have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as indicated in their report with respect thereto and are included herein in reliance upon such report given the authority of said firm as experts in accounting and auditing.

OTHER BUSINESS

We are not aware of any business to come before the annual meeting other than those matters described in this proxy statement—prospectus. However, if any other matters should properly come before our meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

Bank of Commerce

Balance Sheets

March 31, 2005 and December 31, 2004 (unaudited)

	March 31, 2005	December 31, 2004
	(dollars in thousands)
Assets
Cash and due from banks	$3,727	$2,147
Federal funds sold	17,250	9,065

Cash and cash equivalents	20,977	11,212
Securities available for sale	21,820	22,222
Investment in Federal Home Loan Bank (FHLB)	808	584
Loans, net of allowance for loan losses of $1,576 for 2005 and $1,334 for 2004	119,803	117,670
Premises and equipment, net	3,046	3,130
Accrued interest receivable	652	600
Deferred tax assets, net	237	172
Other assets	150	174

Total assets	$167,493	$155,764

Liabilities and Stockholders’ Equity
Deposits:
Non-interest bearing demand	$36,686	$32,064
Interest bearing:
Demand	57,110	52,311
Savings	3,744	4,094
Time, $100,000 or more	13,171	14,405
Other time	27,409	25,480

Total deposits	138,120	128,354

Other borrowed funds	13,828	12,333
Accrued interest payable and other liabilities	533	442

	152,481	141,129

Commitments and Contingencies (Note 4)

Stockholders’ Equity
Common stock	11,444	11,444
Retained earnings	3,890	3,388
Accumulated other comprehensive loss	(322)	(197)

Total stockholders’ equity	15,012	14,635

Total liabilities and stockholders’ equity	$167,493	$155,764

See notes to unaudited financial statements.

Bank of Commerce

Statements of Income and Comprehensive Income

For the three months ended March 31, 2005 and 2004 (Unaudited)

	2005	2004
	(dollars in thousands, except per share information)
Interest and dividend income:
Loans	$2,354	$1,842
Securities	146	83
Federal funds sold and other	69	25

Total interest and dividend income	2,569	1,950

Interest expense on:
Deposits	427	383
Other borrowed funds	93	16

	520	399

Net interest income	2,049	1,551
Provision for loan losses	306	130

Net interest income after provision for loan losses	1,743	1,421

Other income:
Service charges on deposit accounts and other fees	93	133
Realized gain on sale of securities available for sale	—	83
Other	49	6

	142	222

Other expenses:
Salaries and employee benefits	580	502
Occupancy	112	113
Data processing	90	57
Advertising and public relations	35	36
Legal, professional and consulting	76	58
Equipment rentals, depreciation, and maintenance	88	88
Other	144	204

	1,125	1,058

Income before income taxes	760	585
Income tax expense	258	199

Net income	$502	$386

Comprehensive income	$377	$505

Earnings per share:
Basic	$0.47	$0.36
Diluted	$0.41	$0.34

See notes to unaudited financial statements.

Bank of Commerce

Statements of Cash Flows

For the three months ended March 31, 2005 and 2004 (Unaudited)

	2005	2004
	(dollars in thousands)
Cash Flows from Operating Activities:
Net income	$502	$386
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	86	57
Provision for loan losses	306	130
Other operating activities	63	193

Net cash provided by operating activities	957	766

Cash Flows from Investing Activities:
Net (increase) decrease in loans	(2,439)	2,243
Other investing activities	(14)	(10,212)

Net cash (used in) investing activities	(2,453)	(7,969)

Cash Flows from Financing Activities:
Net increase in deposits	9,766	19,852
Other financing activities	1,495	(2,153)

Net cash provided by financing activities	11,261	17,699

Increase in cash and cash equivalents	9,765	10,496

Cash and cash equivalents, beginning of period	11,212	14,479

Cash and cash equivalents, end of period	$20,977	$24,975

See notes to unaudited financial statements.

Bank of Commerce

Notes to Unaudited Financial Statements

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of business

Bank of Commerce (the Bank) is a Nevada state chartered bank that provides a full range of banking services to commercial and consumer customers through three branches located in the Las Vegas Metropolitan area. The Bank’s business is concentrated in Southern Nevada and is subject to the general economic conditions of this area.

The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general industry practices.

A summary of the Bank’s significant accounting policies is as follows:

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Interim financial information

The accompanying unaudited consolidated financial statements as of March 31, 2005 and 2004 have been prepared in condensed format, and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The information furnished in these interim statements reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the results for each respective period presented. Such adjustments are of a normal recurring nature. The results of operation in the interim statements are not necessarily indicative of the results that may be expected for any other quarter or for the full year. Condensed financial information as of December 31, 2004 has been presented next to the interim consolidated balance sheet for informational purposes.

A statement of stockholders’ equity is not included as part of these interim financial statements since there have been no material changes in the capital structure of the Bank during the quarter ended March 31, 2005.

Bank of Commerce

Notes to Unaudited Financial Statements—(Continued)

Employee stock plans

The Bank has a stock-based compensation plan, which is described more fully in Note 13 of the annual financial statements. The Bank accounts for the plan under the recognition and measurement principles of Accounting Standards Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost been determined based on the grant date fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

	Three months ended March 31,
	2005	2004
	(dollars in thousands, except per share data)
Net income as reported	$502	$386
Deduct total stock-based employee compensation expense determined under minimum value method for all awards, net of related tax effects	(14)	(46)

Proforma	$488	$340

Earnings per share:
As reported
Basic	$0.47	$0.36
Diluted	$0.41	$0.34
Proforma:
Basic	$0.46	$0.32
Diluted	$0.40	$0.30

Note 2.	Earnings per Share

Earning per share

Basic earnings per share (EPS) represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment that would result from assumed issuance. Potential common shares that may be issued by the Bank relate solely to outstanding options, and are determined using the treasury stock method

	Three months ended March 31,
	2005	2004
	(dollars in thousands, except per share data)
Net income	$502	$386

Average number of common shares outstanding	1,069,398	1,069,398
Effect of dilutive options	154,512	65,560

Average number of common shares outstanding used to calculate diluted earnings per common share	1,223,910	1,134,958

Basic EPS	$0.47	$0.36
Diluted EPS	$0.41	$0.34

Bank of Commerce

Notes to Unaudited Financial Statements—(Continued)

Note 3.	Loans

The composition of the Bank’s loan portfolio is as follows:

	March 30, 2005	December 31, 2004
	(dollars in thousands)
Commercial and industrial	$37,847	$33,671
Real estate:
Commercial, including raw commercial land of approximately $7,309,000 for 2005 and $6,815,000 for 2004.	54,045	56,131
Residential	9,758	10,089
Construction and land development	19,284	18,891
Consumer and other	702	484

	121,636	119,266
Less:
Allowance for loan losses	1,576	1,334
Net unearned loan fees and discounts	257	262

	$119,803	$117,670

Chargeoffs and recoveries totaled $112 thousand and $31 thousand, respectively during the 3 months ended March 31, 2005. Charge offs and recoveries totaled $451 thousand and $34 thousand, respectively, during the three months ended March 31, 2004.

Note 4.	Commitments and Contingencies

Financial instruments with off-balance-sheet risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the balance sheets.

The Bank’s exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for these commitments is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the contract amount of the Bank’s exposure to off-balance-sheet risk as of March 31 is as follows:

	March 31, 2005	December 31, 2004
Commitments to extend credit, including unsecured commitments of approximately $2,985 for 2005 and $3,689 for 2004	$12,975	$14,562
Standby letters of credit	310	330

	$13,285	$14,892

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank

Bank of Commerce

Notes to Unaudited Financial Statements—(Continued)

evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required as the Bank deems necessary.

Financial instruments with concentration of credit risk

Concentration by geographic location

The Bank makes commercial, commercial real estate, raw land, residential real estate and consumer loans to customers primarily in Southern Nevada. At March 31, 2005, real estate loans accounted for approximately 68% of the total loans. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 85%. The Bank’s policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Bank is willing to take. In addition, approximately 7% of total loans are unsecured. The Bank’s loans are expected to be repaid from cash flow or from proceeds from the sale of selected assets of the borrowers.

A substantial portion of the Bank’s customers’ ability to honor their contracts is dependent on the economy in the area. The Bank’s goal is to continue to maintain a diversified loan portfolio that requires the loans to be well collateralized and supported by cash flows.

Legal matters

The Bank is subject to various claims, legal proceedings and investigations that may arise in the ordinary course of business. Management believes the resolution of claims and pending litigation will not have a material effect to the financial position or results of operations of the Bank.

Note 5.	Subsequent Event

On May 19, 2005, the Bank entered into a definitive agreement to merge into another banking organization for approximately $40 million in cash and common stock. The transaction which is subject to shareholder and regulatory approvals, is expected to close in the third or fourth quarter of 2005.

Independent Auditor’s Report

To the Board of Directors

Bank of Commerce

Henderson, Nevada

We have audited the accompanying balance sheets of Bank of Commerce as of December 31, 2004 and 2003, and the related statements of income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank of Commerce as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

MCGLADREY & PULLEN, LLP

Las Vegas, Nevada

June 13, 2005

McGladrey & Pullen, LLP is a member firm of RSM International

—an affiliation of separate and independent legal entities.

Bank of Commerce

Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets
Cash and due from banks	$2,147,304	$4,908,355
Federal funds sold	9,065,304	9,570,304

Cash and cash equivalents	11,212,608	14,478,659
Securities available for sale	22,222,223	12,240,350
Federal Home Loan Bank Stock, at cost	583,700	357,963
Loans, net	117,670,233	101,799,821
Premises and equipment, net	3,130,303	3,136,875
Other real estate owned	—	529,538
Accrued interest receivable	599,879	389,543
Deferred tax asset, net	172,000	117,000
Other assets	173,347	201,255

Total assets	$155,764,293	$133,251,004

Liabilities and Stockholders’ Equity
Deposits:
Non-interest bearing demand	$32,063,597	$23,836,816
Interest bearing:
Demand	52,311,286	27,414,659
Savings	4,093,897	1,254,550
Time, $100,000 and over	14,405,129	27,662,140
Other time	25,480,358	31,845,187

Total deposits	128,354,267	112,013,352
Accrued interest payable and other liabilities	441,668	457,838
Note payable	133,029	152,737
Other borrowed funds	12,200,000	7,200,000

Total liabilities	141,128,964	119,823,927

Commitments and Contingencies (Note 10)

Stockholders’ Equity
Common stock, no par or stated value; shares authorized: 2,000,000; shares issued and outstanding: 1,069,398	11,443,723	11,443,723
Retained earnings since January 1, 2000	3,388,628	2,028,912
Accumulated other comprehensive loss	(197,022)	(45,558)

Total stockholders’ equity	14,635,329	13,427,077

Total liabilities and stockholders’ equity	$155,764,293	$133,251,004

See Notes to Financial Statements.

Bank of Commerce

Statements of Income

Years Ended December 31, 2004 and 2003

	2004	2003
Interest income on:
Loans	$7,701,240	$6,816,544
Securities	661,482	359,042
Federal funds sold and other	135,529	75,650

Total interest income	8,498,251	7,251,236

Interest expense:
Deposits	1,541,760	1,760,284
Other borrowed funds	159,628	79,486

Total interest expense	1,701,388	1,839,770

Net interest income	6,796,863	5,411,466
Provision for loan losses	1,130,000	610,673

Net interest income after provision for loan losses	5,666,863	4,800,793

Other income:
Service charges on deposit accounts and other fees	445,940	496,558
Realized gain (loss) on sale of securities available for sale	59,101	(19,894)
Other	89,621	18,029

	594,662	494,693

Other expense:
Salaries and employee benefits	2,091,884	1,928,356
Occupancy	483,056	428,610
Equipment rentals, depreciation and maintenance	336,982	260,138
Legal, professional and consulting	158,114	167,193
Advertising and public relations	155,502	220,091
Data processing	257,488	187,008
Other	730,221	683,642

	4,213,247	3,875,038

Net income before income taxes	2,048,278	1,420,448

Income tax expense	688,562	481,006

Net income	$1,359,716	$939,442

Earnings per share:
Basic	$1.27	$0.90
Diluted	$1.19	$0.88

See Notes to Financial Statements.

Bank of Commerce

Statements of Stockholders’ Equity

Years Ended December 31, 2004 and 2003

	Comprehensive Income	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
		Shares	Amount
Balance, December 31, 2002		964,398	$10,026,723	$1,089,470	$70,847	$11,187,040
Comprehensive income:
Net income	$939,442	—	—	939,442	—	939,442
Other comprehensive income:
Unrealized holding loss on securities arising during the period	(129,299)
Less reclassification adjustment for losses included in net income, net of tax effect of $7,000	12,894

Total other comprehensive loss	(116,405)	—	—	—	(116,405)	(116,405)

	$823,037

Issuance of common stock		104,800	1,414,300	—	—	1,414,300
Exercise of stock options		200	2,700	—	—	2,700

Balance, December 31, 2003		1,069,398	11,443,723	2,028,912	(45,558)	13,427,077
Comprehensive income:
Net income	$1,359,716	—	—	1,359,716	—	1,359,716
Other comprehensive income:
Unrealized holding loss on securities arising during the period, net of tax effect of $81,000	(112,363)
Less reclassification adjustment for gains included in net income, net of tax effect of $20,000	(39,101)

Total other comprehensive loss	(151,464)	—	—	—	(151,464)	(151,464)

	$1,208,252

Balance, December 31, 2004		1,069,398	$11,443,723	$3,388,628	$(197,022)	$14,635,329

See Notes to Financial Statements.

Bank of Commerce

Statements of Cash Flows

Years Ended December 31, 2004 and 2003

	2004	2003
Cash Flows from Operating Activities:
Net income	$1,359,716	$939,442
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	319,226	248,709
(Gain) loss on sale of securities available for sale	(59,101)	19,894
Loss on sale of other real estate owned	33,815	3,020
Provision for loan losses	1,130,000	610,673
Deferred taxes	46,000	28,000
Net accretion/amortization of investment premiums and discounts	(4,248)	28,186
(Increase) decrease in accrued interest receivable	(210,336)	64,597
(Increase) decrease in other assets	27,908	(148,129)
(Decrease) in accrued interest payable and other liabilities	(16,170)	(212,864)

Net cash provided by operating activities	2,626,810	1,581,528

Cash Flows from Investing Activities:
Proceeds from maturities and calls of securities available for sale	5,143,121	15,926,963
Proceeds from sales of securities available for sale	10,744,101	9,908,981
Purchase of securities available for sale	(26,058,210)	(14,167,533)
Proceeds from maturities of interest bearing deposits	—	100,000
Net increase in loans	(16,598,412)	(26,833,891)
(Increase) decrease in Federal Home Loan Bank Stock	(225,737)	81,937
Purchase of premises and equipment	(312,654)	(1,763,441)
Proceeds from sale of other real estate owned	93,723	1,160,678

Net cash used in investing activities	(27,214,068)	(15,586,306)

Cash Flows from Financing Activities:
Net increase in deposits	16,340,915	20,505,438
Principal payments on note payable	(19,708)	(19,708)
Proceeds from FHLB advances	5,000,000	700,000
Net proceeds from issuance of common stock	—	1,417,000

Net cash provided by financing activities	21,321,207	22,602,730

Increase (decrease) in cash and cash equivalents	(3,266,051)	8,597,952
Cash and cash equivalents, beginning of year	14,478,659	5,880,707

Cash and cash equivalents, end of year	$11,212,608	$14,478,659

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$1,628,722	$1,843,695

Cash payments for income taxes	$690,000	$875,000

Supplemental Schedule of Noncash Financing Activities
Other real estate acquired in settlement of loans	$—	$1,797,986

Loan originated to finance sale of other real estate	$402,000	$—

See Notes to Financial Statements.

Bank of Commerce

Notes to Financial Statements

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of business

Bank of Commerce (the Bank) is a Nevada state chartered bank that provides a full range of banking services to commercial and consumer customers through three branches located in the Las Vegas Metropolitan area. The Bank’s business is concentrated in Southern Nevada and is subject to the general economic conditions of this area.

The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general industry practices.

A summary of the Bank’s significant accounting policies is as follows:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Concentrations of credit risk

Most of the Bank’s activities are with customers located within Nevada. Note 3 discusses the types of securities that the Bank invests in. Note 4 discusses the types of lending that the Bank invests in. The Bank does not have any significant concentrations to any one industry or customer.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing), and federal funds sold. Cash flows from loans originated by the Bank and deposits are reported net.

The Bank maintains amounts due from banks which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Securities available for sale

Securities classified as available for sale are debt securities that the Bank intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as other comprehensive income or loss, net of the related deferred tax effect. The amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Declines in the fair value of individual securities available for sale below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with

Bank of Commerce

Notes to Financial Statements—(Continued)

the resulting write-downs included in current earnings as realized losses. In determining other-than-temporary losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Fair values for securities available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Federal Home Loan Bank stock

The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in the capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. No ready market exists for the FHLB stock, and it has no quoted market value.

Loans

Loans are stated at the amount of unpaid principal, reduced by net deferred loan fees and an allowance for loan losses.

The allowance is an amount that management believes will be adequate to absorb estimated probable losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans, prior loss experience and peer bank experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem credits, and current economic conditions that may affect the borrower’s ability to pay. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available. In addition, the Federal Deposit Insurance Corporation (FDIC) and the Financial Institutions Division of the Department of Business and Industry of the State of Nevada, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examination.

The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience and peer bank experience adjusted for qualitative and environmental factors.

A loan is considered impaired when, based on current information and events, it is probable the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

For impaired loans, accrual of interest is discontinued on a loan when management believes, after collection efforts and other factors that the borrower’s financial condition is such that collection of interest is doubtful. Cash collections on impaired loans are credited to the loan receivable balance, and no interest income is recognized on those loans until the principal balance has been collected.

Bank of Commerce

Notes to Financial Statements—(Continued)

Interest and fees on loans

Interest on loans is recognized over the terms of the loans and is calculated using the effective interest method. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to make payments as they become due. When the accrual of interest is discontinued, all unpaid accrued interest is reversed. Cash collections on impaired loans are generally credited to the loan receivable balance and no interest income is recognized on these loans until the principal balance has been collected.

The Bank determines a loan to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in the process of collection. Personal loans are typically charged off no later than 180 days delinquent.

All interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan’s yield. The Bank is generally amortizing these amounts over the contractual life of the loan. Commitment fees based upon a percentage of a customer’s unused line of credit and fees related to standby letters of credit are generally recognized over the commitment period.

Transfers of financial assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement that both entitles and obligates the Bank to repurchase or redeem the assets before their maturity.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives.

Years
Building	39
Equipment and furniture	5
Automobiles	5

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Earnings per share

Basic earnings per share (EPS) represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects

Bank of Commerce

Notes to Financial Statements—(Continued)

additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment that would result from assumed issuance. Potential common shares that may be issued by the Bank relate solely to outstanding options, and are determined using the treasury stock method.

	2004	2003
Net income:	$1,359,716	$939,442

Average number of shares outstanding	$1,069,398	$1,040,134
Effect of dilutive options	68,513	29,290

Average number of shares outstanding used to calculate diluted earnings per share	$1,137,911	$1,069,424

Basic EPS	$1.27	$0.90
Diluted EPS	$1.19	$0.88

Employee stock plans

At December 31, 2004, the Bank has a stock-based compensation plan, which is described more fully in Note 13. The Bank accounts for the plan under the recognition and measurement principles of Accounting Standards Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost been determined based on the grant date fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

	2004	2003
Net income:
As reported	$1,359,716	$939,442
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of taxes	(91,534)	(195,787)

Proforma	$1,268,182	$743,655

Earnings per share:
As reported:
Basic	$1.27	$0.90
Diluted	$1.19	$0.88
Proforma:
Basic	$1.19	$0.71
Diluted	$1.11	$0.70

The proforma compensation expense was estimated using the minimum value method with the following assumptions:

Options Granted in 2003
Fair value per optional share	$4.38
Expected life (years)	10
Risk-free interest rate	4.0%
Dividends rate	—

Bank of Commerce

Notes to Financial Statements—(Continued)

Current Accounting Development

In December 2004, the Financial Accounting Standard Board (FASB) published FASB Statement No. 123 (revised 2004, Share-Based Payment (FAS 123(R) or the Statement). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. Modifications of share-based payments will be treated as replacement awards with the cost of the incremental value recorded in the financial statements.

The Statement is effective at the beginning of 2006. As the effective date, the Bank will recognize compensation cost for all awards granted after the required effective date and to awards that were granted prior to the effective date which are modified, cancelled, or repurchased after that date.

Fair value of financial instruments

Financial Accounting Standards Board (FASB) Statement No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value.

Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Bank could have realized in a sales transaction at December 31, 2004 and 2003. The estimated fair value amounts for 2004 and 2003 have been measured as of year-end, and have not been reevaluated or updated for purposes of these financial statements subsequent to those dates. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different than the amounts reported at year-end.

The information in Note 15 should not be interpreted as an estimate of the fair value of the entire Bank since a fair value calculation is only required for a limited portion of the Bank’s assets.

Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Bank’s disclosures and those of other companies or banks may not be meaningful.

The following methods and assumptions were used by the Bank in estimating the fair value of its financial instruments:

Cash and cash equivalents

The carrying amounts reported in the balance sheets for cash and due from banks and federal funds sold approximate their fair value.

Securities

Fair value for securities is based on quoted market prices where available or on quoted markets for similar securities in the absence of quoted prices on the specific security.

Federal Home Loan Bank stock

The carrying amounts reported in the balance sheets for Federal Home Loan Bank stock approximates its fair value.

Bank of Commerce

Notes to Financial Statements—(Continued)

Loans

For variable rate loans that reprice frequently and that have experienced no significant change in credit risk, fair value is based on carrying value. Variable rate loans comprised approximately 79% of the total loan portfolio at December 31, 2004. Fair value of all other loans is estimated based on discounted cash flows using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Prepayments prior to the repricing date are not expected to be significant. Loans are expected to be held to maturity and any unrealized gains or losses are not expected to be realized.

Accrued interest receivable and payable

The carrying amounts reported in the balance sheets for accrued interest receivable and payable approximate their fair values.

Deposit liabilities

The fair value disclosed for demand and savings deposits approximate their carrying amounts which represent the amount payable on demand. The carrying amounts for variable rate money market accounts and certificates of deposit approximate their fair value at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated expected monthly maturities on time deposits. Early withdrawals of fixed rate certificates of deposit are not expected to be significant.

Note payable

The carrying amount reported in the balance sheets for note payable approximates its fair value.

Other borrowed funds

The carrying amounts reported in the balance sheets for other borrowings approximate their fair value, as amounts generally mature within 1 year and bear interest rates that are similar to current market rates.

Off-balance sheet instruments

Fair value for off-balance-sheet instruments (lending commitments and standby letters of credit) are based on quoted fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Income taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Off-balance-sheet instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

Bank of Commerce

Notes to Financial Statements—(Continued)

Reclassifications

Certain amounts in the 2003 financial statements were reclassified to conform to the 2004 presentation, with no effect on previously reported net income or stockholders’ equity.

Note 2.	Restrictions on Cash and Due from Banks

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of these reserve balances was approximately $611,000 and $189,000 at December 31, 2004 and 2003, respectively.

Note 3.	Securities

Carrying amounts and estimated fair values of securities available for sale as of December 31 are summarized as follows:

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Values
U.S. Government-sponsored Agencies	$19,258,324	$—	$(257,335)	$19,000,989
U.S. Treasury securities	149,910	—	(900)	149,010
Municipal bonds	923,956	7,782	(2,338)	929,400
Mortgage-backed securities	2,188,055	5,785	(51,016)	2,142,824

	$22,520,245	$13,567	$(311,589)	$22,222,223

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Values
U.S. Government-sponsored Agencies	$10,257,808	$18,869	$(55,702)	$10,220,975
U.S. Treasury securities	149,695	—	(490)	149,205
Municipal bonds	1,286,881	21,262	—	1,308,143
Mortgage-backed securities	591,524	—	(29,497)	562,027

	$12,285,908	$40,131	$(85,689)	$12,240,350

The amortized cost and fair value of securities as of December 31, 2004 by contractual maturity are shown below. The actual maturities of the mortgage-backed securities may differ from their contractual maturities because the loans underlying securities may be repaid without any penalties. Therefore, these securities are listed separately in the following maturity summary:

	Amortized Cost	Fair Value
Due within one year	$149,910	$149,010
Due after one year through five years	19,258,324	19,000,989
Due after five years	923,956	929,400
Mortgage-backed securities	2,188,055	2,142,824

	$22,520,245	$22,222,223

Securities with carrying amounts of $17,400,000 and $10,370,000 at December 31, 2004 and 2003, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

Bank of Commerce

Notes to Financial Statements—(Continued)

The Bank recorded gross realized gains of $82,807 and gross realized losses of $23,706 from the sale of securities available for sale for the year ended December 31, 2004 and gross realized gains of $50,424 and gross realized losses of $70,318 for the year ended December 31, 2003.

Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less than Twelve Months		Over Twelve Months
	Gross Unrealized (Losses)	Fair Value	Gross Unrealized (Losses)	Fair Values
U.S. Government-sponsored Agencies	$(222,258)	$17,532,189	$(35,077)	$1,468,800
U.S. Treasury securities	—	—	(900)	149,010
Municipal bonds	(2,338)	250,000	—	—
Mortgage backed securities	(51,016)	1,847,781	—	—

	$(275,612)	$19,629,970	$(35,977)	$1,617,810

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2004, the Bank’s debt securities have unrealized losses with aggregate depreciation of approximately 1% from the Bank’s amortized cost-basis. These unrealized losses relate primarily to fluctuations in the current interest rate environment. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the Federal government or its agencies, whether downgrades by bond ratings agencies have occurred, and industry analysts reports. As management has the ability and intent to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

As of December 31, 2003, no investments had continuous losses that existed for greater than twelve months.

Note 4.	Loans

The composition of the Bank’s loan portfolio at December 31 is as follows:

	2004	2003
Commercial and industrial	$33,671,000	$38,528,000
Real estate:
Commercial, including raw commercial land of approximately $6,815,000 for 2004 and $8,888,000 for 2003	56,131,000	38,495,000
Residential	10,089,000	3,718,000
Construction and land development	18,891,000	21,101,000
Consumer and other	483,528	1,405,474

	119,265,528	103,247,474
Less:
Allowance for loan losses	1,333,931	1,175,101
Net unearned loan fees and discounts	261,364	272,552

	$117,670,233	$101,799,821

Bank of Commerce

Notes to Financial Statements—(Continued)

Changes in the allowance for loan losses for the years ended December 31 are as follows:

	2004	2003
Balance, beginning	$1,175,101	$936,626
Provision for loan losses	1,130,000	610,673
Recoveries of amounts charged off	99,766	782
Less amounts charged off	(1,070,936)	(356,022)
Reclassification to other liabilities	—	(16,958)

Balance, ending	$1,333,931	$1,175,101

Information about impaired and nonaccrual loans as of and for the years ended December 31 is as follows:

	2004	2003
Loans receivable for which there is a related allowance for credit losses determined in accordance with FASB Statement No. 114, as amended	$1,652,000	$1,908,000
Other impaired loans	1,418,000	—

Total impaired loans	$3,070,000	$1,908,000

Average balance of impaired loans	$3,044,000	$1,313,000

Related allowance for loan losses	$596,000	$680,000

Nonaccrual loans	$442,000	$233,000

Loans past due 90 days or more and still accruing	$514,000	$4,000

Interest income recognized on impaired loans	$164,000	$2,900

Interest income recognized on a cash basis on impaired loans	$—	$2,900

Note 5.	Premises and Equipment

The major classes of premises and equipment and the total accumulated depreciation and amortization as of December 31 are as follows:

	2004	2003
Land	$727,395	$727,395
Building	1,511,786	1,322,892
Equipment and furniture	1,466,201	1,414,985
Leasehold improvements	251,853	229,943
Automobiles	12,162	26,232

	3,969,397	3,721,447
Less accumulated depreciation and amortization	(839,094)	(584,572)

	$3,130,303	$3,136,875

Note 6.	Deposits

At December 31, 2004, the scheduled maturities of time certificates are as follows:

2005	$32,288,035
2006	7,597,452

$39,885,487

At December 31, 2004, deposits include $6,606,000 of brokered deposits.

Bank of Commerce

Notes to Financial Statements—(Continued)

Note 7.	Note Payable

In conjunction with the Bank leasing a branch from an unrelated party, the Bank acquired various equipment and furniture within the leased location. The Bank signed a non-interest bearing note for a portion of the acquisition price for equipment and furniture. The note requires monthly payments of $1,642 commencing March 1, 2000 through July 1, 2011. The note is secured by the underlying equipment and furniture. Aggregate maturities during each of the next five years and thereafter are 2005: $19,708; 2006: $19,708; 2007: $19,708; 2008: $19,708, 2009: $19,708 and thereafter $34,489.

Note 8.	Other Borrowed Funds

The Bank has a line of credit available from the Federal Home Loan Bank of San Francisco (FHLB). Borrowing capacity is determined based on collateral pledged, generally consisting of securities, at the time of the borrowing. Pursuant to collateral agreements with the FHLB, advances are collateralized by qualifying securities with a carrying amount of approximately $17,251,000. Advances at December 31 have maturity dates as follows:

Maturity Date	Interest Rate As of December 31, 2004	2004	2003
2004	1.12 – 1.48%	$—	$7,200,000
2005	1.26 – 2.37%	11,200,000	—
2006	3.12%	1,000,000	—

		$12,200,000	$7,200,000

Interest expense on advances from FHLB was approximately $160,000 and $79,000 for the years ended December 31, 2004 and 2003, respectively.

The Bank has approved, but unused, federal funds borrowing arrangements with two unrelated financial institutions totaling $2,500,000 at December 31, 2004. The interest charged on borrowings is determined by the lending institution at the time of borrowings. Both lines are unsecured. The agreements can be terminated by the lending institutions at any time. No balances were outstanding under these agreements at December 31, 2004 or 2003.

Note 9.	Income Tax Matters

The cumulative tax effects of the primary temporary differences that created deferred tax assets and liabilities at December 31 are as follows:

	2004	2003
Deferred tax assets:
Allowance for loan losses	$284,000	$259,000
Unrealized loss on securities available for sale	101,000	—
Other	5,000	7,000

Total deferred tax assets	390,000	266,000

Deferred tax liabilities:
Premises and equipment	190,000	136,000
Other	28,000	13,000

Total deferred tax liabilities	218,000	149,000

Net deferred tax asset	$172,000	$117,000

Bank of Commerce

Notes to Financial Statements—(Continued)

At December 31, 2004 and 2003, there is no valuation allowance as management believes this asset is more likely than not to be realized.

The provision for income taxes charged to operations consists of the following for the years ended December 31:

	2004	2003
Current tax expense	$642,562	$453,006
Deferred tax expense	46,000	28,000

	$688,562	$481,006

Note 10.	Commitments and Contingencies

Financial instruments with off-balance-sheet risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the balance sheets.

The Bank’s exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for these commitments is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the contract amount of the Bank’s exposure to off-balance-sheet risk as of December 31 is as follows:

	2004	2003
Commitments to extend credit, including unsecured commitments of approximately $3,689,000 for 2004 and $5,157,000 for 2003	$14,562,373	$13,672,869
Standby letters of credit, none of which are unsecured	330,000	375,000

	$14,892,373	$14,047,869

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required as the Bank deems necessary.

Bank of Commerce

Notes to Financial Statements—(Continued)

Lease commitments

The Bank leases two branches from unrelated parties under noncancelable operating leases expiring through December 2018. The agreements require monthly payments of approximately $20,000.

At December 31, 2004, the future annual minimum lease payments under these operating leases are as follows:

Year ending December 31,
2005	$238,572
2006	238,572
2007	238,572
2008	238,572
2009	238,572
Thereafter	1,267,547

$2,460,407

Rent expense from the operating leases was approximately $253,000 for the years ended December 31, 2004 and 2003.

Financial instruments with concentration of credit risk

Concentration by geographic location

The Bank makes commercial, commercial real estate, raw land, residential real estate and consumer loans to customers primarily in Southern Nevada. At December 31, 2004, real estate loans accounted for approximately 71% of the total loans. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 85%. The Bank’s policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Bank is willing to take. In addition, approximately 7% of total loans are unsecured. The Bank’s loans are expected to be repaid from cash flow or from proceeds from the sale of selected assets of the borrowers.

A substantial portion of the Bank’s customers’ ability to honor their contracts is dependent on the economy in the area. The Bank’s goal is to continue to maintain a diversified loan portfolio that requires the loans to be well collateralized and supported by cash flows.

Legal matters

The Bank is subject to various claims, legal proceedings and investigations that may arise in the ordinary course of business. Management believes the resolution of claims and pending litigation will not have a material effect to the financial position or results of operations of the Bank.

Note 11.	Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Bank of Commerce

Notes to Financial Statements—(Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:

Total Capital (to Risk Weighted Assets)	$16,160,000	13.17%	$9,817,000	8%	$12,271,000	10%
Tier I Capital (to Risk Weighted Assets)	$14,809,000	12.07%	$4,909,000	4%	$7,363,000	6%
Tier I Capital (to Average Assets)	$14,809,000	9.41%	$6,295,000	4%	$7,868,000	5%

As of December 31, 2003:

Total Capital (to Risk Weighted Assets)	$14,647,000	13.36%	$8,769,000	8%	$10,961,000	10%
Tier I Capital (to Risk Weighted Assets)	$13,472,000	12.29%	$4,384,000	4%	$6,577,000	6%
Tier I Capital (to Average Assets)	$13,472,000	10.24%	$5,265,000	4%	$6,581,000	5%

Additionally, State of Nevada banking regulations restrict distribution of the net assets of the Bank because such regulations require the sum of the Bank’s stockholders’ equity and allowance for loan losses to be at least 6% of the average of the Bank’s total daily deposit liabilities for the preceding 60 days. As a result of these regulations, approximately $7,895,000 and $6,676,000 of the Bank’s stockholders’ equity was restricted at December 31, 2004 and 2003, respectively.

Note 12.	Related Party Transactions

The Bank grants credit in the ordinary course of business to directors, significant stockholders, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties). In management’s opinion, these loans and transactions were on similar terms as those for comparable loans and transactions with nonrelated parties.

Aggregate loan transactions with related parties for the years ended December 31 were as follows:

	2004	2003
Balance, beginning	$1,741,394	$5,524,267
New loans	2,367,876	215,548
Repayments	(345,536)	(3,998,421)

Balance, ending	$3,763,734	$1,741,394

Bank of Commerce

Notes to Financial Statements—(Continued)

None of these loans are past due, nonaccrual or restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. There were no loans to a related party that were considered classified loans at December 31, 2004 and 2003.

The Bank sold participating interests in certain loans to a related party totaling $1,700,000 and $2,290,000 during the years ended December 31, 2004 and 2003, respectively.

Note 13.	Stock Option Plan

The Bank has adopted the 1999 Stock Option Plan (the “Plan”) under which options to acquire common stock of the Bank may be granted to employees, officers or directors at the discretion of the Board of Directors. The Plan allows for the granting of incentive and nonqualifying stock options as those terms are defined in the Internal Revenue Code. The Plan, as amended, authorized up to 258,000 shares of common stock be provided by shares authorized but not outstanding. The Plan provides for the exercise price and term of each option to be determined by the Board at the date of grant, provided that no option shall have an exercise price less than fair value and no option shall have a term greater than 10 years.

A summary of stock option activity during the years ended December 31 is as follows:

	2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding options, beginning of year	251,100	$11.87	192,100	$11.37
Granted	—	—	60,000	13.50
Exercised	—	—	(200)	13.50
Forfeited	(29,000)	12.67	(800)	13.50

Outstanding options, end of year	222,100	$11.76	251,100	$11.87

Options exercisable, end of year	188,100	$11.45	183,180	$11.32

Weighted-average life at end of year (in years)	6		7

The range of exercise prices for all stock options outstanding at December 31, 2004 is $10.00 to $13.50.

All stock options granted during the year ended December 31, 2003 expire ten years after the date of grant and vest 20% immediately and 20% per year over the following four years. There are 35,700 shares available to be granted under the Plan at December 31, 2004. There were no options granted in 2004.

Note 14.	Employee Benefits

The Bank has a 401(k) plan covering substantially all employees who meet certain age and length of service requirements. The discretionary contributions amounted to approximately $42,000 and $29,000 for the years ended December 31, 2004 and 2003, respectively.

Bank of Commerce

Notes to Financial Statements—(Continued)

Note 15.	Fair Value of Financial Instruments

The estimated fair values of the Bank’s financial instruments as of December 31, 2004 and 2003 are as follows:

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks	$2,147,304	$2,147,000	$4,908,355	$4,908,000
Federal funds sold	9,065,304	9,065,000	9,570,304	9,570,000
Securities available for sale	22,222,223	22,222,000	12,240,350	12,240,000
Federal Home Loan Bank Stock	583,700	584,000	357,963	358,000
Loans, net	117,670,233	117,937,000	101,799,821	102,624,000
Accrued interest receivable	599,879	600,000	389,543	390,000
Financial liabilities:
Deposits	128,354,267	128,787,000	112,013,352	112,558,000
Note payable	133,029	133,000	152,737	153,000
Other borrowed funds	12,200,000	12,200,000	7,200,000	7,200,000
Accrued interest payable	185,074	185,000	112,408	112,000

Loan commitments on which the committed interest rate is less than the current market rate are insignificant at December 31, 2004 and 2003.

Interest rate risk

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Also, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank’s overall interest rate risk.

Note 16.	Quasi-Reorganization

On December 31, 1999, the Bank consummated a quasi-reorganization through a deficit reclassification in the amount of $859,497.

Note 17.	Subsequent Event

On May 19, 2005, the Bank entered into of a definitive agreement to merge into another banking organization for approximately $40 million in cash and common stock. The transaction which is subject to shareholder and regulatory approvals, is expected to close in the third or fourth quarter of 2005.

Community Bancorp and Subsidiary

Consolidated Balance Sheets

March 31, 2005 and December 31, 2004 (Unaudited)

	March 31, 2005	December 31, 2004
	(dollars in thousands)
Assets
Cash and due from banks	$16,592	$5,328
Federal funds sold	97,654	61,926

Cash and cash equivalents	114,246	67,254
Securities available for sale	90,540	82,083
Securities held to maturity (fair market value approximates $1,974 and $2,041)	1,915	1,958
Investment in Federal Home Loan Bank (FHLB), Federal Reserve Bank (FRB) and Pacific Coast Bankers Bank (PCBB) stock	2,264	2,219
Loans, net of allowance for loan losses of $6,156 and $6,133	401,389	395,011
Premises and equipment, net	8,493	8,243
Other real estate owned	—	2,191
Accrued interest receivable	2,233	2,003
Deferred tax assets, net	2,468	2,112
Bank owned life insurance	9,318	9,194
Other assets	1,535	1,693

Total assets	$634,401	$573,961

Liabilities and Stockholders’ Equity
Deposits:
Non-interest bearing demand	$131,650	$122,148
Interest bearing:
Demand	277,517	221,542
Savings	5,367	5,829
Time, $100,000 or more	57,830	60,822
Other time	62,748	65,911

Total deposits	535,112	476,252

Short term borrowings	—	350
Accrued stock appreciation rights	2,086	2,414
Accrued interest payable and other liabilities	2,432	1,928
Junior subordinated debt	15,464	15,464

	19,982	20,156

Commitments and Contingencies (Note 5)
Stockholders’ equity
Common stock, par value: $0.001; shares authorized: 10,000,000 shares issued: 2005: 6,784,632; 2004: 6,782,048;	7	7
Additional paid-in capital	51,261	51,245
Retained earnings	29,080	26,698
Accumulated other comprehensive income (loss)	(576)	174

	79,772	78,124
Less cost of treasury stock, 34,375 shares	(285)	(285)
Less notes receivable arising from the exercise of common stock options	(180)	(286)

Total stockholders’ equity	79,307	77,553

Total liabilities and stockholders’ equity	$634,401	$573,961

See Notes to Unaudited Consolidated Financial Statements.

Community Bancorp and Subsidiary

Consolidated Statements of Income and Comprehensive Income

For the three months ended March 31, 2005 and 2004 (Unaudited)

	2005	2004
	(dollars in thousands, except per share information)
Interest and dividend income:
Loans, including fees	$7,355	$6,397
Securities:
Taxable	597	371
Non-taxable	212	220
Federal funds sold	533	58
Dividends	9	13

Total interest and dividend income	8,706	7,059

Interest expense on:
Deposits	1,942	1,413
Short term borrowings	5	30
Junior subordinated debt	229	179

	2,176	1,622

Net interest income	6,530	5,437
Provision for loan losses	—	222

Net interest income after provision for loan losses	6,530	5,215

Other income:
Service charges and other income	242	266
Loan brokerage and referral fees	—	94
Income from bank owned life insurance	124	—
Net gain on sales of loans	10	9

	376	369

Other expenses:
Salaries, wages and employee benefits	2,488	2,105
Stock appreciation rights	(328)	65
Occupancy, equipment & depreciation	360	354
Data processing	151	132
Advertising and public relations	76	81
Professional fees	280	65
Telephone and postage	50	56
Stationery and supplies	73	59
Insurance	59	52
Loan related	32	38
Director fees	89	74
Foreclosed assets, net	(193)	115
Software maintenance	25	27
Other	261	199

	3,423	3,422

Income before income taxes	3,483	2,162
Income tax expense	1,101	713

Net income	$2,382	$1,449

Other comprehensive income (loss)
Unrealized gain (loss) on securities available for sale	(750)	427

Comprehensive income	$1,632	$1,876

Earnings per share:
Basic	$0.35	$0.31
Diluted	$0.35	$0.31

See Notes to Unaudited Consolidated Financial Statements.

Community Bancorp and Subsidiary

Consolidated Statements of Cash Flows

For the three months ended March 31, 2005 and 2004 (Unaudited)

	2005	2004
	(dollars in thousands)
Cash Flows from Operating Activities:
Net income	$2,382	$1,449
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	170	176
(Gain) loss on foreclosed assets	(214)	110
(Income) from bank owned life insurance	(124)	—
Realized (gains) on sales of loans	(10)	(9)
Proceeds from sales of loans held for sale	139	132
Originations of loans held for sale	(129)	(123)
Deferred taxes	31	—
Provision for loan losses	—	222
Net amortization of investment premium and discount	160	142
Increase in accrued interest receivable	(230)	(171)
(Increase) decrease in other assets	158	(5)
Increase in accrued interest payable and other liabilities	176	388

Net cash provided by operating activities	2,509	2,311

Cash Flows from Investing Activities:
Proceeds from maturities of and principal paydowns on securities held to maturity	43	43
Purchase of securities available for sale	(12,451)	(11,000)
Proceeds from maturities of and principal paydowns on securities available for sale	2,697	5,508
Investment in FHLB, FRB and PCBB stock	(45)	(4)
Purchase of premises and equipment	(420)	(23)
Proceeds from sale of foreclosed assets	2,405	—
Net (increase) in loans	(6,378)	(1,025)

Net cash (used in) investing activities	(14,149)	(6,501)

Cash Flows from Financing Activities:
Cash dividends paid for fractional shares	—	(4)
Net increase (decrease) in short term borrowings	(350)	—
Net increase in deposits	58,860	15,129
Proceeds from exercise of common stock options	122	8

Net cash provided by financing activities	58,632	15,133

Increase in cash and cash equivalents	46,992	10,943
Cash and cash equivalents, beginning of period	67,254	36,005

Cash and cash equivalents, end of period	$114,246	$46,948

See Notes to Unaudited Consolidated Financial Statements.

Community Bancorp and Subsidiary

Notes to Unaudited Consolidated Financial Statements

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of business

Community Bancorp (the Company) is a holding company whose subsidiary, Community Bank of Nevada, is a Nevada state chartered bank that provides a full range of banking services to commercial and consumer customers through five branches located in the Las Vegas Metropolitan area. The Company’s business is concentrated in southern Nevada and is subject to the general economic conditions of this area. Segment information is not presented since all of the Company’s revenues are attributable to one operating segment. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general industry practice.

A summary of the significant accounting policies used by the Bancorp and its subsidiary are as follows:

Principles of Consolidation

The consolidated financial statements include the accounts of Community Bancorp and its wholly owned subsidiary, Community Bank of Nevada (the Bank), collectively referred to herein as the Company. Significant intercompany accounts and transactions are eliminated in consolidation.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Interim financial information

The accompanying unaudited consolidated financial statements as of March 31, 2005 and 2004 have been prepared in condensed format, and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The information furnished in these interim statements reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the results for each respective period presented. Such adjustments are of a normal recurring nature. The results of operation in the interim statements are not necessarily indicative of the results that may be expected for any other quarter or for the full year. The interim financial information should be read in conjunction with the Company’s Annual Report on Form 10-K. Condensed financial information as of December 31, 2004 has been presented next to the interim consolidated balance sheet for informational purposes.

A consolidated statement of stockholders’ equity is not included as part of these interim financial statements since there have been no material changes in the capital structure of the Company during the three months ended March 31, 2005.

Reclassifications

Certain amounts in the March 31, 2004 consolidated income statement were reclassified to conform to the 2005 presentation, with no effect on previously reported net income or stockholders’ equity.

Community Bancorp and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

Employee Stock Plans

At March 31, 2005, the Company has a stock-based compensation plan, which is described more fully in Note 9 of the annual report. The Company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost for all of the stock-based compensation plans been determined based on the minimum value approach:

	Three Months Ended March 31,
	2005	2004
	(dollars in thousands, except per share data)
Net income:
As reported	$2,382	$1,449
Deduct total stock-based employee compensation expense determined under minimum value method for all awards, net of related tax effects	(21)	(8)

Proforma	$2,361	$1,441

Earnings per share:
As reported
Basic	$0.35	$0.31
Diluted	$0.35	$0.31
Proforma:
Basic	$0.35	$0.31
Diluted	$0.34	$0.31

Note 2.	Earnings Per Share

Basic earnings per share (EPS) represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding options, and are determined using the treasury stock method.

Earnings per common share have been computed based on the following:

	Three Months Ended March 31,
	2005	2004
	(dollars in thousands, except per share data)
Net income	$2,382	$1,449

Average number of common shares outstanding	6,749,250	4,604,873
Effect of dilutive options	122,011	115,870

Average number of common shares outstanding used to calculate diluted earnings per common share	6,871,261	4,720,743

Basic EPS	$0.35	$0.31
Diluted EPS	$0.35	$0.31

Community Bancorp and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

Note 3.	Current Accounting Developments

In December 2004, the Financial Accounting Standards Board (“FASB”) published FASB Statement No. 123 (revised 2004), Share-Based Payment (“FAS 123(R)” or the “Statement”). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

The Statement is effective at the beginning of the first quarter of 2006 for the Company. As of the effective date, the Company will apply the Statement using a modified version of prospective application. Under that transition method, compensation cost will be recognized for (1) all awards granted after the required effective date and to awards modified, cancelled, or repurchased after that date and (2) the portion of awards granted subsequent to the completion of the Company’s IPO and prior to the effective date for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated for pro forma disclosures under SFAS 123.

The impact of this Statement on the Company in 2006 and beyond will depend upon various factors, among them being the Company’s future compensation strategy. The pro forma compensation costs presented in these and prior financial statements of the Company have been calculated using a minimum value method and may not be indicative of amounts which should be expected in future periods.

Note 4.	Loans

The composition of the Company’s loan portfolio as of March 31, 2005 and December 31, 2004 is as follows:

	March 31, 2005	December 31, 2004
	(dollars in thousands)
Commercial and industrial	$59,065	$59,820
Real estate:
Commercial	152,387	148,411
Residential	21,263	24,097
Construction and land development, including raw land of approximately $52,262 for 2005 and $50,157 for 2004	174,027	167,154
Consumer and other	3,090	3,788

	409,832	403,270
Less:
Allowance for loan losses	6,156	6,133
Net unearned loan fees and discounts	2,287	2,126

	$401,389	$395,011

Impaired and nonaccrual loans ere $1,250,000 and $914,000 as of March 31, 2005 and $916,000 and $966,000 as of December 31, 2004, respectively. Net charge-offs (recoveries) were ($23) and $8 for the three months ended March 31, 2005 and 2004 respectively.

Community Bancorp and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

Note 5.	Commitments and Contingencies

Financial instruments with off-balance-sheet risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of amounts recognized in the balance sheets.

The Company’s exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for these commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the contract amount of the Company’s exposure to off-balance-sheet risk as of March 31, 2005 and December 31, 2004 is as follows:

	March 31, 2005	December 31, 2004
	(dollars in thousands)
Commitments to extend credit, including unsecured commitments of $16,266 for 2005 and $17,136 for 2004	$144,319	$126,550
Credit card commitments, including unsecured amounts of $1,433 for 2005 and $1,441 for 2004	1,443	1,471
Standby letters of credit, including unsecured commitments of $605 for 2005 and $1,122 for 2004	1,586	1,583

	$147,348	$129,604

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties. As of March 31, 2005 the Company has approximately $444,000 reflected in other liabilities for off-balance sheet risk associated with commitments to extend credit.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required as the Company deems necessary. Essentially all letters of credit issued have expiration dates within one year. Upon entering into letters of credit, the Company records the related liability at fair value pursuant to FASB Interpretation 45 (FIN 45). Thereafter, the liability is evaluated pursuant to FASB Statement No. 5 Accounting for Contingencies. As of March 31, 2005 the amount of the liability related to guarantees was approximately $6,000.

In connection with standby letters of credit, the Company recognizes the related commitment fee received from the third party as a liability at the inception of the guarantee arrangement pursuant to FIN 45. Commitment

Community Bancorp and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

fees where the likelihood of exercise of the commitment is remote, are generally recognized as service fee income on a straight line basis over the commitment period. All other commitment fees are deferred over the entire commitment period and are not recognized as service fee income until the expiration of the commitment period.

Financial instruments with concentrations of credit risk

The Company makes commercial, commercial real estate, residential real estate and consumer loans to customers primarily in southern Nevada. At March 31, 2005, real estate loans accounted for approximately 85% of total loans. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 75%. The Company’s policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Company is willing to take. In addition, approximately 4% of total loans are unsecured. The Company’s loans are expected to be repaid from cash flow or from proceeds from the sale of selected assets of the borrowers.

A substantial portion of the Company’s customers’ ability to honor their contracts is dependent on the economy in the area. The Company’s goal is to continue to maintain a diversified loan portfolio that requires the loans to be well collateralized and supported by cash flows.

Lease Commitments

During March of 2005, the Company entered into a month to month sublease agreement for its San Diego loan production office. This is an operating lease with an unrelated third party with initial base rent of $1,400 per month. The lease may be terminated by either party on not less than thirty days prior written notice.

Note 6.	Stock Options and Stock Appreciation Rights

Stock options

There were no stock options granted or other material activity relating to stock options during the three months ended March 31, 2005.

Stock appreciation rights

The Company accounts for stock appreciation rights pursuant to FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. The (income) expense related to the Company’s SAR plan was approximately ($328,000) and $65,000 for the three months ended March 31, 2005 and 2004 respectively. The total amount in accrued expenses was $2,086,000 at March 31, 2005.

There were no grants of stock appreciation rights or other activity relating to SARs during the three months ended March 31, 2005.

Community Bancorp and Subsidiary

Notes to Unaudited Consolidated Financial Statements—(Continued)

Note 7.	Quarterly Data (Unaudited)

	2005	2004
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(dollars in thousands, except per share data)
Interest and dividend income	$8,706	$8,171	$7,553	$7,255	$7,059
Interest expense	2,176	1,815	1,681	1,744	1,622

Net interest income	6,530	6,356	5,872	5,511	5,437
Provision for loan losses	—	340	360	—	222

Net interest income, after provision for loan losses	6,530	6,016	5,512	5,511	5,215
Noninterest income	376	392	378	350	369
Noninterest expenses (1)	3,423	5,424	3,671	3,429	3,422

Income before income taxes	3,483	984	2,219	2,432	2,162
Provision for income taxes	1,101	141	714	808	713

Net income	$2,382	$843	$1,505	$1,624	$1,449

Earnings per common share:
Basic	$0.35	$0.16	$0.32	$0.35	$0.31

Diluted	$0.35	$0.16	$0.31	$0.34	$0.31

(1)	Fourth quarter of 2004 includes approximately $1.9 million of expense relating to stock appreciation rights. See Note 9 of the annual report.

Note 8.	Subsequent Events

On May 19, 2005, the Company signed a definitive agreement to purchase all of the common stock and equivalents of Bank of Commerce for approximately $40 million in cash and common stock. The transaction which is subject to shareholder and regulatory approvals, is expected to close in the third or fourth quarter of 2005.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Community Bancorp

Las Vegas, Nevada

We have audited the consolidated balance sheets of Community Bancorp and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Bancorp and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

MCGLADREY & PULLEN, LLP

Las Vegas, Nevada

February 18, 2005

McGladrey & Pullen, LLP is an independent member firm of

RSM International, an affiliation of independent accounting

and consulting firms.

Community Bancorp and Subsidiary

Consolidated Balance Sheets

December 31, 2004 and 2003

	2004	2003
	(dollars in thousands)
Assets
Cash and due from banks	$5,328	$11,828
Federal funds sold	61,926	24,177

Cash and cash equivalents	67,254	36,005
Securities available for sale	82,083	66,702
Securities held to maturity (fair market value approximates $2,041 and $2,249)	1,958	2,151
Investment in Federal Home Loan Bank (FHLB), Federal Reserve Bank (FRB) and Pacific Coast Bankers Bank (PCBB) stock	2,219	1,240
Loans, net of allowance for loan losses of $6,133 and $5,409	395,011	343,219
Premises and equipment, net	8,243	8,612
Other real estate owned	2,191	1,192
Accrued interest receivable	2,003	1,702
Deferred tax assets, net	2,112	1,103
Bank owned life insurance	9,194	—
Other assets	1,693	1,505

Total assets	$573,961	$463,431

Liabilities and Stockholders’ Equity
Deposits:
Non-interest bearing demand	$122,148	$98,544
Interest bearing:
Demand	221,542	158,273
Savings	5,829	4,773
Time, $100,000 or more	60,822	58,862
Other time	65,911	83,261

Total deposits	476,252	403,713

Short term borrowings	350	10,000
Accrued stock appreciation rights	2,414	320
Accrued interest payable and other liabilities	1,928	1,733
Junior subordinated debt	15,464	15,464

	20,156	27,517

Commitments and Contingencies (Note 8)
Stockholders’ Equity
Common stock, par value: December 31, 2004: $0.001; December 31, 2003: no par value, shares authorized: 10,000,000; shares issued: 2004: 6,782,048; 2003: 4,663,955	7	10,258
Additional paid-in capital	51,245	—
Retained earnings	26,698	21,558
Stock dividends distributable	—	278
Accumulated other comprehensive income	174	392

	78,124	32,486
Less cost of treasury stock, 34,375 shares	(285)	(285)
Less notes receivable arising from the exercise of common stock options	(286)	—

Total stockholders’ equity	77,553	32,201

Total liabilities and stockholders’ equity	$573,961	$463,431

See Notes to Consolidated Financial Statements.

Community Bancorp and Subsidiary

Consolidated Statements of Income

For the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(dollars in thousands, except per share information)
Interest and dividend income:
Loans, including fees	$26,415	$24,679	$23,172
Securities:
Taxable	1,981	1,331	1,414
Non-Taxable	874	845	484
Federal funds sold	692	242	339
Dividends	76	46	34
Other	—	—	6

Total interest and dividend income	30,038	27,143	25,449

Interest expense on:
Deposits	6,054	6,679	8,428
Short term borrowings	44	52	64
Junior subordinated debt	764	722	217

	6,862	7,453	8,709

Net interest income	23,176	19,690	16,740
Provision for loan losses	922	1,723	1,958

Net interest income after provision for loan losses	22,254	17,967	14,782

Other income:
Service charges and other income	991	1,050	1,030
Loan brokerage and referral fees	184	446	334
Income from bank owned life insurance	194	—	—
Net gain on sales of loans	108	65	45
Net gain (loss) on sales of securities	12	2	(17)

	1,489	1,563	1,392

Other expenses:
Salaries, wages and employee benefits	8,619	7,157	5,767
Stock appreciation rights	2,095	149	40
Occupancy, equipment & depreciation	1,495	1,417	1,045
Data processing	558	522	465
Advertising and public relations	587	465	403
Professional fees	359	230	145
Telephone and postage	198	232	194
Stationery and supplies	230	209	177
Insurance	249	173	150
Loan related	235	127	113
Director fees	172	104	92
Foreclosed assets, net	117	103	(173)
Software maintenance	102	99	66
Other	930	1,033	628

	15,946	12,020	9,112

Income before income taxes	7,797	7,510	7,062
Income tax expense	2,376	2,295	2,337

Net income	$5,421	$5,215	$4,725

Earnings per share:
Basic	$1.13	$1.13	$1.03
Diluted	$1.10	$1.10	$1.01

See Notes to Consolidated Financial Statements.

Community Bancorp and Subsidiary

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2004, 2003 and 2002

	Comprehensive Income	Common Stock		Additional Paid-in Capital	Retained Earnings	Stock Dividends Distributable	Accumulated Other Comprehensive Income	Treasury Stock	Notes Receivable	Total
Description		Outstanding Shares	Amount
	(dollars in thousands, except share data)
Balance, December 31, 2001		4,582,040	$9,820	$—	$12,310	$—	$206	$—	$—	$22,336
Comprehensive income:
Net income	$4,725	—	—	—	4,725	—	—	—	—	4,725
Other comprehensive income:
Unrealized holding gains on securities available for sale arising during the period, net of taxes of $106	207	—	—	—	—	—	207	—	—	207
Reclassification adjustment for realized losses, net of taxes of $6	11	—	—	—	—	—	11	—	—	11

	$4,943

Stock options exercised		25,000	70	—	—	—	—	—	—	70
Stock dividends declared on common stock, $0.03 per share		—	—	—	(138)	138	—	—	—	—
Cash dividends on common stock, $0.03 per share		—	—	—	(137)	—	—	—	—	(137)

Balance, December 31, 2002		4,607,040	9,890	—	16,760	138	424	—	—	27,212
Distribution of stock dividends declared in 2002		15,915	138	—	—	(138)	—	—	—	—
Comprehensive income:
Net income	$5,215	—	—	—	5,215	—	—	—	—	5,215
Other comprehensive income:
Unrealized holding losses on securities available for sale arising during the period, net of taxes of ($16)	(32)	—	—	—	—	—	(32)	—	—	(32)

	$5,183

Stock options exercised		25,000	70	—	—	—	—	—	—	70
Tax benefit related to the exercise of stock options		—	30	—	—	—	—	—	—	30
Stock dividends on common stock, $0.03 per share		16,000	130	—	(130)	—	—	—	—	—
Cash dividends on common stock (in lieu of fractional shares)		—	—	—	(9)	—	—	—	—	(9)
Treasury stock acquired in partial payment of loan		(26,515)	—	—	—	—	—	(223)	—	(223)
Purchase of treasury stock		(7,860)	—	—	—	—	—	(62)	—	(62)
Stock dividends declared on common stock, $0.06 per share		—	—	—	(278)	278	—	—	—	—

Balance, December 31, 2003		4,629,580	10,258	—	21,558	278	392	(285)	—	32,201
Distribution of stock dividends declared in 2003		30,405	274	—	—	(274)	—	—	—	—
Comprehensive income:
Net income	$5,421	—	—	—	5,421	—	—	—	—	5,421
Other comprehensive income:
Unrealized holding losses on securities available for sale arising during the period, net of taxes of ($108)	(210)	—	—	—	—	—	(210)	—	—	(210)
Reclassification adjustment for realized gains, net of taxes of ($4)	(8)	—	—	—	—	—	(8)	—	—	(8)

	$5,203

Stock options exercised		196,663	84	606	—	—	—	—	(286)	404
Tax benefit related to the exercise of stock options		—	94	380	—	—	—	—	—	474
Stock dividends on common stock, $0.06 per share		30,625	276	—	(276)	—	—	—	—	—
Cash dividends on common stock (in lieu of fractional shares)		—	—	—	(5)	(4)	—	—	—	(9)
Proceeds from sale of common stock		1,860,400	2	39,278	—	—	—	—	—	39,280
Change in par value from no par value to $0.001		—	(10,981)	10,981	—	—	—	—	—	—

Balance, December 31, 2004		6,747,673	$7	$51,245	$26,698	$—	$174	$(285)	$(286)	$77,553

Total dividends per share was $0.06, $0.09, and $0.06 for the years ended December 31, 2004, 2003, and 2002, respectively.

See Notes to Consolidated Financial Statements.

Community Bancorp and Subsidiary

Consolidated Statements of Cash Flows

For the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(dollars in thousands)
Cash Flows from Operating Activities:
Net income	$5,421	$5,215	$4,725
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	715	706	569
(Gain) loss on foreclosed assets	87	103	(35)
(Income) from bank owned life insurance	(194)	—	—
Realized (gains) on sales of loans	(108)	(65)	(45)
Proceeds from sales of loans held for sale	1,898	904	2,826
Originations of loans held for sale	(1,790)	(839)	(2,533)
(Gain) loss on sale of securities available for sale	(12)	(2)	17
Deferred taxes	(897)	(281)	(223)
Provision for loan losses	922	1,723	1,958
Tax benefit related to exercise of stock options	474	30	—
Net amortization of investment premium and discount	695	1,049	412
(Increase) decrease in accrued interest receivable	(301)	30	(205)
(Increase) in other assets	(188)	(192)	(457)
Increase (decrease) in accrued interest payable and other liabilities	2,289	742	(86)

Net cash provided by operating activities	9,011	9,123	6,923

Cash Flows from Investing Activities:
Proceeds from maturities of and principal paydowns on securities held to maturity	191	266	504
Purchase of securities available for sale	(46,574)	(48,866)	(47,596)
Proceeds from maturities of and principal paydowns on securities available for sale	18,806	30,585	17,233
Proceeds from sales of securities available for sale	11,376	10,958	5,591
Investment in FHLB, FRB and PCBB stock	(979)	(525)	(167)
Purchase of premises and equipment	(346)	(237)	(1,303)
Proceeds from sale of foreclosed assets	1,105	2,552	675
Improvements made to foreclosed assets	—	—	(18)
Investment in bank owned life insurance	(9,000)	—	—
Net (increase) in loans	(54,555)	(58,516)	(48,472)

Net cash (used in) investing activities	(79,976)	(63,783)	(73,553)

Cash Flows from Financing Activities:
Cash dividends paid for fractional shares	(9)	(9)	(275)
Net increase (decrease) in short term borrowings	(10,000)	5,000	2,236
Net increase in deposits	72,539	52,129	74,162
Purchase of treasury stock	—	(62)	—
Proceeds from issuance of junior subordinated debt	—	—	15,000
Proceeds from sale of common stock	39,280	—	—
Proceeds from exercise of common stock options	404	70	70

Net cash provided by financing activities	102,214	57,128	91,193

Increase in cash and cash equivalents	31,249	2,468	24,563

Cash and cash equivalents, beginning of period	36,005	33,537	8,974

Cash and cash equivalents, end of period	$67,254	$36,005	$33,537

See Notes to Consolidated Financial Statements.

Community Bancorp and Subsidiary

Consolidated Statements of Cash Flows—(Continued)

For the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(dollars in thousands)
Supplemental Disclosures of Cash Flow Information:
Cash payments for interest	$6,986	$7,657	$8,835
Cash payments for taxes	$3,180	$2,435	$2,626

Supplemental Schedule of Noncash Investing and Financing Activities:
Other real estate acquired through foreclosure	$2,191	$1,192	$640
Treasury stock acquired in partial payment of loan	$—	$223	$—
Changes in cash dividends payable	$—	$—	$(138)
Notes receivable arising from exercise of stock options	$286	$—	$—
Short—term borrowing arising from other real estate acquired through foreclosure subject to an existing deed of trust	$350	$—	$—

See Notes to Consolidated Financial Statements.

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of business

Community Bancorp (the Bancorp) is a holding company whose subsidiary, Community Bank of Nevada, is a Nevada state chartered bank that provides a full range of banking services to commercial and consumer customers through five branches located in the Las Vegas Metropolitan area. The Company’s business is concentrated in southern Nevada and is subject to the general economic conditions of this area. Segment information is not presented since all of the Company’s revenues are attributable to one operating segment. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general industry practice.

A summary of the significant accounting policies used by the Bancorp and its subsidiary are as follows:

Principles of Consolidation

During the year ended December 31, 2002, stockholders of Community Bank of Nevada exchanged their common stock in Community Bank of Nevada for common stock in the newly formed holding company, Community Bancorp. The transaction was accounted for at historical cost.

The consolidated financial statements include the accounts of Community Bancorp and its wholly owned subsidiary, Community Bank of Nevada (the Bank), collectively referred to herein as the Company. Significant intercompany accounts and transactions are eliminated in consolidation.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing) and federal funds sold. Cash flows from loans originated by the Company, deposits and federal funds purchased are reported net.

The Company maintains amounts due from banks that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities

Securities classified as available for sale are those debt securities the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are reported at fair value with unrealized gains or losses reported as other comprehensive income (loss), net of the related deferred taxes. The amortization of premiums and accretion of

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

discounts, computed by the interest method over their contractual lives, are recognized in interest income. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Securities classified as held to maturity are those debt securities that the Company has both the intent and the ability to hold to maturity, regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. The sale of a security within three months of its maturity date or after at least 85% of the principal outstanding has been collected is considered a maturity for purposes of classification and disclosure.

Declines in the fair value of individual securities below their amortized cost that are determined to be other than temporary result in write—downs of the individual securities to their fair value with the resulting write—downs included in current earnings as realized losses. In determining other—than—temporary losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near—term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Federal Home Loan Bank, Federal Reserve Bank stock, and Pacific Coast Bankers Bank stock

The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. Likewise, as a member of the Federal Reserve Bank (FRB) system, the Bank must maintain an investment in the FRB. The FHLB, FRB, and PCBB stock is recorded at cost that equals its redemption value.

Loans

Loans are stated at the amount of unpaid principal, reduced by net deferred loan fees and an allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience and peer bank experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower’s ability to pay. Due to the credit concentration of the Company’s loan portfolio in real estate secured loans, the value of collateral is heavily dependent on real estate values in Southern Nevada. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired,

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan pursuant to FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan. The general component covers non—classified loans and is based on historical loss experience adjusted for qualitative and environmental factors pursuant to FASB Statement No. 5, Accounting for Contingencies.

A loan is impaired when it is probable, based on current information and events, the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured on an individual basis for commercial and construction loans based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Loans Held for Sale

Loans held for sale are those loans that the Company has the intent to sell in the foreseeable future. They are reported at the lower of aggregate cost or fair value. Gains or losses on the sale of loans are recognized pursuant to Financial Accounting Standards Board (FASB) Statement No. 140, Accounting for Transfers and Servicing Financial Assets and Extinguishments of Liabilities. All sales are made without recourse. The Company issues various representations and warranties associated with the sale of loans. The Company has not incurred any significant losses resulting from these provisions. There was not a significant amount of loans held for sale at December 31, 2004 or 2003.

Earnings Per Common Share

Basic earnings per share (EPS) represents income available to common stockholders divided by the weighted—average number of common shares outstanding during the period. Diluted EPS reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding options, and are determined using the treasury stock method.

Earnings per common share have been computed based on the following:

	2004	2003	2002
	(dollars in thousands, except per share data)
Net income	$5,421	$5,215	$4,725

Average number of common shares outstanding	4,798,922	4,620,744	4,591,026
Effect of dilutive options	142,055	108,277	91,460

Average number of common shares outstanding used to calculate diluted earnings per common share	4,940,977	4,729,021	4,682,486

Basic EPS	$1.13	$1.13	$1.03
Diluted EPS	$1.10	$1.10	$1.01

Interest and fees on loans

Interest on loans is recognized over the terms of the loans and is calculated using the effective interest method. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Cash collections on impaired loans are generally credited to the loan receivable balance and no interest income is recognized on these loans until the principal balance has been collected, unless the Company determines that collection of the remaining principal balance is reasonably assured.

The Company determines a loan to be delinquent when payments have not been made according to the contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days delinquent.

All interest accrued and not collected for loans that are placed on nonaccrual is reversed against interest income. The interest income on these loans is accounted for on the cash—basis or cost—recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan’s yield. The Company is generally amortizing these amounts over the contractual life of the loan. Commitment fees based upon a percentage of a customer’s unused line of credit and fees related to standby letters of credit are generally recognized over the commitment period.

Loan brokerage and referral fees

As a service for customers, the Company has entered into agreements with unaffiliated mortgage companies to complete applications, loan documents and perform pre—underwriting activities for long—term residential mortgages. The fees from these agreements are recognized as income when earned.

Transfers of financial assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight—line method over the following estimated useful lives: buildings and improvements—15 to 39 years, and equipment, furniture and automobiles—5 to 10 years. Leasehold improvements are depreciated over the lesser of their useful lives or the lease term.

Other real estate owned

Other real estate owned (OREO) is held for sale and is carried at the lower of cost or fair value less estimated costs of disposal. Any write—down to fair value at the time of transfer to OREO is charged to the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances to reduce the carrying amount to fair value less estimated costs to

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

dispose are recorded as necessary. Management has determined that no valuation allowance was necessary as of December 31, 2004. Revenue and expense from the operations of OREO and charges to the valuation allowance are included in other expense.

Income taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Off–balance–sheet instruments

In the ordinary course of business, the Company has entered into off—balance—sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

Reclassifications

Certain amounts in the 2003 and 2002 consolidated financial statements were reclassified to conform to the 2004 presentation, with no effect on previously reported net income or stockholder’s equity.

Employee Stock Plans

At December 31, 2004, the Company has a stock—based compensation plan, which is described more fully in Note 9. The Company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no stock—based employee compensation cost has been recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost for all of the stock—based compensation plans been determined based on the minimum value approach:

	2004	2003	2002
	(dollars in thousands, except per share data)
Net income:
As reported	$5,421	$5,215	$4,725
Deduct total stock—based employee compensation expense determined under minimum value method for all awards, net of related tax effects	(247)	(53)	(58)

Proforma	$5,174	$5,162	$4,667

Earnings per share:
As reported
Basic	$1.13	$1.13	$1.03
Diluted	$1.10	$1.10	$1.01
Proforma:
Basic	$1.08	$1.12	$1.02
Diluted	$1.05	$1.09	$1.00

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

The proforma compensation cost for options granted in 2004, 2003, and 2002 is recognized for the fair value of the stock options granted. Management estimated the fair value of the stock options granted using the minimum value approach. The following assumptions were used:

	2004	2003	2002
Expected life in years	7	10	10
Risk—free interest rate	4%	4%	3%
Dividends	0%	0%	0%
Fair value per optional share	$3.40	$2.20	$1.91

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available—for—sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Gains and losses on available—for—sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other—than—temporary impairment charges are reclassified to net income at the time of the charge.

Fair value of financial instruments

FASB Statement No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value.

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction at December 31, 2004 or 2003. The estimated fair value amounts for 2004 and 2003 have been measured as of year—end, and have not been reevaluated or updated for purposes of these financial statements subsequent to those dates. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different than the amounts reported at year—end.

The information in Note 16 should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company’s assets.

Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Company’s disclosures and those of other companies or banks may not be meaningful.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents

The carrying amounts reported in the balance sheets for cash and due from banks and federal funds sold approximate their fair value.

Securities

Fair value for securities is based on quoted market prices where available or on quoted markets for similar securities in the absence of quoted prices on the specific security.

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Loans

For variable rate loans that reprice frequently and that have experienced no significant change in credit risk, fair value is based on carrying value. Variable rate loans comprised approximately 74% and 70% of the total loan portfolio at December 31, 2004 and 2003. Fair value of all other loans is estimated based on discounted cash flows using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Prepayments prior to the repricing date are not expected to be significant. Loans are expected to be held to maturity and any unrealized gains or losses are not expected to be realized.

Accrued interest receivable and payable

The carrying amounts reported in the consolidated balance sheets for accrued interest receivable and payable approximate their fair values.

Deposit liabilities

The fair value disclosed for demand and savings deposits approximate their carrying amounts which represent the amount payable on demand. The carrying amounts for variable rate money market accounts and certificates of deposit approximate their fair value at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated expected monthly maturities on time deposits. Early withdrawals of fixed rate certificates of deposit are not expected to be significant.

Junior subordinated debt

The carrying amounts reported in the consolidated balance sheets for junior subordinated debt approximate their fair value because the interest rate is variable.

Short term borrowings

The carrying amounts reported in the consolidated balance sheets for short term borrowings approximate their fair value because of the short term nature of these advances.

Off–balance sheet instruments

Fair value for off–balance–sheet instruments (lending commitments and standby letters of credit) are based on quoted fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Stock Split

The Company’s Board of Directors approved a 5–for-1 common stock split for shareholders of record on September 17, 2004. The stock split resulted in the issuance of 3,761,488 additional shares, and increased the number of authorized shares from 2,000,000 to 10,000,000. All share and per share information has been retroactively adjusted to reflect this stock split. In conjunction with the stock split, the par value of common stock changed from no par value to a par value of $0.001. This resulted in a reclassification of $10,981,000 from common stock to additional paid—in capital in September 2004.

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Stock Dividends and Stock Dividends Distributable

Stock dividends are recorded at estimated fair value by transferring an amount from retained earnings to common stock. Stock dividends declared before but payable after a period—end are recorded at estimated fair value when declared by charging retained earnings and are reflected as stock dividends distributable in the accompanying financial statements. Stock options and stock appreciation rights have been adjusted for the stock dividends.

Current Accounting Developments

In December 2004, the Financial Accounting Standards Board (“FASB published FASB Statement No. 123 (revised 2004), “Share—Based Payment (“FAS 123(R) or the “Statement”. FAS 123(R) requires that the compensation cost relating to share—based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option—pricing model that meets the fair value objective in the Statement.

The Statement is effective at the beginning of the first quarter of 2006 for the Company. As of the effective date, the Company will apply the Statement using a modified version of prospective application. Under that transition method, compensation cost will be recognized for (1) all awards granted after the required effective date and to awards modified, cancelled, or repurchased after that date and (2) the portion of awards granted subsequent to the completion of the Company’s IPO and prior to the effective date for which the requisite service has not yet been rendered, based on the grant—date fair value of those awards calculated for pro forma disclosures under SFAS 123.

The impact of this Statement on the Company in 2006 and beyond will depend upon various factors, among them being the Company’s future compensation strategy. The pro forma compensation costs presented in these and prior financial statements of the Company have been calculated using a minimum value method and may not be indicative of amounts which should be expected in future periods.

Note 2.	Restrictions on Cash and Due from Banks

The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of these reserve balances was approximately $1,870,000 and $1,059,000 at December 31, 2004 and 2003, respectively.

Note 3.	Securities

Carrying amounts and estimated fair values of securities available for sale as of December 31 are summarized as follows:

	2004
	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Fair Values
	(dollars in thousands)
U. S. Government—sponsored agencies	$14,597	$16	$(95)	$14,518
Municipal bonds	21,342	666	(28)	21,980
Other debt securities	500	21	—	521
Mortgage—backed securities	45,380	57	(373)	45,064

	$81,819	$760	$(496)	$82,083

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

.	2003
	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Fair Values
	(dollars in thousands)
U. S. Treasury securities	$1,006	$3	$—	$1,009
U. S. Government—sponsored agencies	13,927	39	(49)	13,917
Municipal bonds	22,229	688	(72)	22,845
Other debt securities	1,507	96	—	1,603
Mortgage—backed securities	27,439	132	(243)	27,328

	$66,108	$958	$(364)	$66,702

Carrying amounts and estimated fair values of securities held to maturity as of December 31 are summarized as follows:

	2004
	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Fair Values
	(dollars in thousands)
Municipal bonds	$1,610	$84	$—	$1,694
SBA pools	348	1	(2)	347

	$1,958	$85	$(2)	$2,041

	2003
	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Fair Values
	(dollars in thousands)
Municipal bonds	$1,671	$96	$—	$1,767
SBA pools	480	2	—	482

	$2,151	$98	$—	$2,249

The amortized cost and fair value of securities available for sale and held to maturity as of December 31, 2004 by contractual maturities are shown below. Maturities may differ from contractual maturities in mortgage—backed securities and SBA loan pools because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are also not included in the maturity categories in the following summary:

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(dollars in thousands)
Due within one year	$11,305	$11,317	$—	$—
Due after one year through five years	14,249	14,410	942	985
Due after five years through ten years	10,457	10,849	668	709
Due after ten years	428	443	—	—
Mortgage—backed securities and SBA loan pools	45,380	45,064	348	347

	$81,819	$82,083	$1,958	$2,041

Gross realized gains and (losses) on sales of securities during the years ended December 31, 2004, 2003, and 2002 were $82,000, $2,000 and $55,000 and $(70,000), $(0) and $(72,000) respectively. Securities available

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

for sale with carrying amounts of approximately $15,097,000 and $18,389,000 at December 31, 2004 and 2003, respectively, were pledged to secure public deposits, the advance from the Federal Home Loan Bank (see Note 10), and for other purposes required or permitted by law.

Information pertaining to available for sale securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
U. S. Government—sponsored agencies	$95	$7,965	$—	$—
Municipal bonds	16	2,312	12	547
Mortgage—backed securities	191	21,811	182	8,802

	$302	$32,088	$194	$9,349

As of December 31, 2003, no investments had material continuous losses existing greater than twelve months.

At December 31, 2004, forty—five available for sale debt securities have unrealized losses with aggregate depreciation of approximately 1% from the Company’s amortized cost—basis. These unrealized losses relate primarily to fluctuations in the current interest rate environment. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the Federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analyst’s reports.

At December 31, 2004, four held to maturity securities have unrealized losses with aggregate depreciation of approximately 1% from the Company’s amortized cost basis. None of these losses have existed for more than twelve consecutive months.

Management evaluates securities for other—than—temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. As management has the ability and intent to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Note 4.	Loans

The composition of the Company’s loan portfolio as of December 31 is as follows:

	2004	2003
	(dollars in thousands)
Commercial and industrial	$59,820	$62,476
Real estate:
Commercial	148,411	122,396
Residential	24,097	26,987
Construction and land development, including raw land of approximately $50,157 for 2004 and $47,267 for 2003	167,154	133,875
Consumer and other	3,788	4,348

	403,270	350,082
Less:
Allowance for loan losses	6,133	5,409
Net unearned loan fees and discounts	2,126	1,454

	$395,011	$343,219

Changes in the allowance for loan losses for the years ended December 31 are as follows:

	2004	2003	2002
	(dollars in thousands)
Balance, beginning	$5,409	$4,688	$3,700
Provision for loan losses	922	1,723	1,958
Less amounts charged off	(383)	(1,036)	(1,033)
Recoveries of amounts charged off	185	34	63

Balance, ending	$6,133	$5,409	$4,688

Loans with a balance of approximately $18,647,000 and $42,207,000 were pledged as collateral on advances from the Federal Home Loan Bank at December 31, 2004 and 2003, respectively (see Note 10).

Information about impaired and nonaccrual loans as of and for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
	(dollars in thousands)
Impaired loans with a valuation allowance	$916	$1,070	$5,152
Impaired loans without a valuation allowance	—	293	—

Total impaired loans	$916	$1,363	$5,152

Average balance of impaired loans	$965	$1,776	$5,357

Related allowance for credit losses	$444	$269	$1,164

Nonaccrual loans	$966	$1,596	$3,213

Loans past due 90 days or more and still accruing	$2	$—	$21

Interest income recognized on impaired loans	$—	$—	$311

Interest income recognized on a cash basis on impaired loans	$—	$—	$311

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Note 5.	Premises and Equipment

In 2003, the Company accepted 26,515 shares of its own stock in partial payment on an impaired loan. Based on an agreed upon fair value of $8.40 per share, the Company reduced the outstanding balance on the loan by $223,000. The loan has been restructured and is now paying according to the restructured repayment terms and thus is not included as an impaired loan at December 31, 2004 or 2003.

The major classes of premises and equipment and the total accumulated depreciation at December 31 are as follows:

	2004	2003
	(dollars in thousands)
Land	$2,695	$2,695
Buildings and improvements	5,365	5,267
Equipment and furniture	3,637	3,407
Automobiles	212	194

	11,909	11,563
Less accumulated depreciation	(3,666)	(2,951)

	$8,243	$8,612

Note 6.	Deposits

At December 31, 2004, the scheduled maturities of time deposits are as follows (dollars in thousands):

2005	$104,777
2006	21,956

$126,733

At December 31, 2004, the Company had one customer whose total deposits were $27,513,000 or approximately 6% of total deposits.

Note 7.	Income Tax Matters

The cumulative tax effects of the primary temporary differences that created deferred tax assets and liabilities at December 31 are as follows:

	2004	2003
	(dollars in thousands)
Deferred tax assets:
Allowance for loan losses	$1,906	$1,570
Stock Appreciation Rights	821	109
Other	26	—

Total deferred tax assets	2,753	1,679

Deferred tax liabilities:
Unrealized gain on securities available for sale	(90)	(202)
Premises and equipment	(252)	(274)
Deferred loan costs	(155)	(68)
Other	(144)	(32)

Total deferred tax liabilities	(641)	(576)

Net deferred tax assets	$2,112	$1,103

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

At December 31, 2004 and 2003, no valuation reserve was considered necessary as management believes it is more likely than not that the deferred tax assets will be realized due to taxes paid in prior years or future operations.

The provision for federal income taxes is comprised of the following for the years ended December 31:

	2004	2003	2002
	(dollars in thousands)
Current	$3,273	$2,576	$2,560
Deferred	(897)	(281)	(223)

	$2,376	$2,295	$2,337

The income tax provision differs from the amount of income tax determined by applying the US federal income tax rate to pretax income for the years ended December 31, 2004, 2003 and 2002 due to the following:

	2004		2003		2002
	(dollars in thousands)
Computed “expected” tax expense	$2,729	35%	$2,628	35%	$2,472	35%
Increase (decrease) in income tax resulting from:
Tax–exempt interest income	(297)	(4%)	(287)	(4%)	(165)	(2%)
Other	(56)	(1%)	(46)	—	30	—

	$2,376	30%	$2,295	31%	$2,337	33%

Note 8.	Commitments and Contingencies

Financial instruments with off—balance—sheet risk

The Company is party to financial instruments with off—balance—sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of amounts recognized in the balance sheets.

The Company’s exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for these commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on—balance—sheet instruments.

A summary of the contract amount of the Company’s exposure to off—balance—sheet risk as of December 31 is as follows:

	2004	2003
	(dollars in thousands)
Commitments to extend credit, including unsecured commitments of $17,136 for 2004, $19,422 for 2003	$126,550	$81,516
Credit card commitments, including unsecured amounts of $1,441 for 2004 and $1,508 for 2003	1,471	1,584
Standby letters of credit, including unsecured commitments of $1,122 for 2004 and $25 for 2003	1,583	1,215

	$129,604	$84,315

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case—by—case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income—producing commercial properties. The Company has approximately $444,000 and $286,000 reflected in other liabilities for off—balance sheet risk associated with commitments to extend credit at December 31, 2004 and 2003 respectively.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required as the Company deems necessary. Essentially all letters of credit issued have expiration dates within one year. Upon entering into letters of credit, the Company records the related liability at fair value pursuant to FASB Interpretation 45 (FIN 45). Thereafter, the liability is evaluated pursuant to FASB Statement No. 5 Accounting for Contingencies. As of December 31, 2004 and 2003, the amount of the liability related to guarantees was approximately $6,000 and $4,000 respectively.

In connection with standby letters of credit, the Company recognizes the related commitment fee received from the third party as a liability at the inception of the guarantee arrangement pursuant to FASB Interpretation 45 (FIN 45). Commitment fees where the likelihood of exercise of the commitment is remote, are generally recognized as service fee income on a straight line basis over the commitment period. All other commitment fees are deferred over the entire commitment period and are not recognized as service fee income until the expiration of the commitment period.

Financial instruments with concentrations of credit risk

The Company makes commercial, commercial real estate, residential real estate and consumer loans to customers primarily in southern Nevada. At December 31, 2004, real estate loans accounted for approximately 84% of the total loans. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 75%. The Company’s policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Company is willing to take. In addition, approximately 3% of total loans are unsecured. The Company’s loans are expected to be repaid from cash flow or from proceeds from the sale of selected assets of the borrowers.

A substantial portion of the Company’s customers’ ability to honor their contracts is dependent on the economy in the area. The Company’s goal is to continue to maintain a diversified loan portfolio that requires the loans to be well collateralized and supported by cash flows.

Lease Commitments

During 2002, the Company entered into a lease agreement for its corporate office under an operating lease with an unrelated third party that expires on August 31, 2012. In August 2004 the Company entered into a lease agreement with an unrelated party for approximately 22,000 square feet of rentable office space located in

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

southwest Las Vegas. The lease term is for ten years with an estimated commencement date of June 2005. Future minimum rental payments due under these two leases are (dollars in thousands):

2005	$565
2006	756
2007	774
2008	800
2009	810
Thereafter	3,692

$7,397

Total rent expense was $ 312,000, $304,000 and $95,000 for the years ended December 31, 2004, 2003 and 2002 respectively.

Note 9.	Stock Options and Stock Appreciation Rights

Stock options

The Company has adopted the 1995 Stock Option and Award Plan (the “Plan”) under which options to acquire common stock of the Company may be granted to employees, officers or directors at the discretion of the Board of Directors. The Plan allows for the granting of incentive and nonqualifying stock options as those terms are defined in the Internal Revenue Code. The Plan, as amended, authorized up to 755,762 shares of common stock be provided by shares authorized but not outstanding. The Plan provides for the exercise price and term of each option to be determined by the Board at the date of grant, provided that no incentive option shall have a term greater than 10 years. The Plan also provides for the granting, at the discretion of the Board, of stock appreciation rights or other tandem rights with respect to the granting of the stock options.

A summary of stock option activity during the years ended December 31 is as follows:

	2004		2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding options, beginning of year	279,958	$3.76	317,475	$3.73	298,475	$3.06
Granted	195,000	14.45	8,000	7.35	46,500	7.64
Adjustment due to stock dividends	3,701	3.91	2,061	3.69	—	—
Exercised (Note 13)	(196,663)	3.50	(25,000)	2.79	(25,000)	2.80
Forfeited	(45,662)	9.19	(22,578)	5.23	(2,500)	5.60

Outstanding options, end of period	236,334	11.69	279,958	3.76	317,475	3.73

Options exercisable, end of period	107,974	11.08	222,398	3.10	239,770	2.84

Options available to grant, end of period	59,515		208,853		194,275

Weighted—average remaining life (in years)	9		4		5

During 2004, the Company initially granted 20,000 stock options. These options had a weighted average exercise price of $9.60 and vest over three years, 30% in year one and two, and 40% in year three.

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Effective September 27, 2004, the Company approved the granting of an additional 175,000 stock options to certain employees and members of the Board of Directors. The exercise price of $15 for these options was determined by an independent valuation specialist. 95,000 of these options vest over five years, and 80,000 vested immediately.

A further summary of stock options outstanding at December 31, 2004 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.95 – $2.00	4,369	1 year	$1.96	4,369	$1.96
$3.92 – $5.60	32,079	5 years	4.99	12,090	4.17
$7.44 – $10.40	59,886	8 years	8.25	31,515	7.52
$15	140,000	10 years	15.00	60,000	15.00

Stock appreciation rights

On July 20, 2000, the Company’s Board of Directors approved the 2000 Stock Appreciation Rights Plan (“SAR Plan”). The SAR Plan authorized 252,605 rights to be granted to certain directors, officers and key employees at the discretion of the Board of Directors. Each right gives the grantee the right to receive cash payment from the Company equal to the excess of (a) the exercise price of the SAR over the (b) grant price of the SAR. Rights granted under the SAR Plan vest in five years. Pursuant to the plan, prior to an initial public offering the exercise price is equal to the book value. Also pursuant to the plan, each right gives the grantee the right to receive a cash payment from the Company equal to the excess of the fair value of the Company’s common stock over the grant price if the Company completes an initial public offering. The Company closed on its IPO in December of 2004. The Company accounts for the outstanding rights pursuant to FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. The expense related to the SAR plan was approximately $2,095,000, $149,000 and $40,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The total amount in accrued expenses was $2,414,000 and $320,000 at December 31, 2004 and 2003 respectively.

Activity during the years ended December 31 is as follows:

	2004	2003	2002
Rights outstanding, beginning of year	126,696	147,500	130,000
Granted	—	—	17,500
Adjustment due to stock dividends	831	1,696	—
Forfeited	(17,854)	(22,500)	—
Exercised	—	—	—

Rights outstanding, end of year	109,673	126,696	147,500

Rights exercisable, end of year	—	—	—
Available to grant, end of year	142,932	125,078	102,500

The weighted average grant price for the rights outstanding at December 31, 2004 was $3.96. The weighted average contractual life of the rights outstanding at December 31, 2004 is less than one year.

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Note 10.	Short Term Borrowings

The Company has a commitment from the Federal Home Loan Bank (FHLB) for advances. Borrowing capacity is determined based on collateral pledged, generally consisting of loans and securities, at the time of the advance. Advances from the FHLB at December 31, 2004 and 2003 were $0 and $10,000,000, respectively.

The Company has entered into three agreements with other lending institutions under which it can purchase up to $16,600,000 of federal funds. The interest rate charged on borrowings is determined by the lending institutions at the time of borrowings. Each line is unsecured. The agreements can be terminated by the lending institutions at any time. There were no balances outstanding under these agreements at December 31, 2004 and 2003.

At December 31, 2004, short term borrowings reflects a loan on foreclosed assets that was repaid subsequent to year end.

Note 11.	Junior Subordinated Debt

In September 2002, Community Bancorp (NV) Statutory Trust I was formed to issue floating rate (three—month LIBOR +3.4%) Cumulative Trust Preferred Securities which is reflected in the accompanying balance sheet as junior subordinated debt in the amount of $15,464,000. The funds raised from the issuance of these securities were all passed through to the Bancorp. Three—month LIBOR was 2.558% at December 31, 2004. The sole asset of the Capital Trust is a note receivable from the Bancorp. These securities require semi—annual interest payments and mature in 2032. These securities may be redeemed beginning in September 2007 as outlined in the Indenture Agreement.

In the event of certain changes or amendments to regulatory requirements or federal tax rules, the debt is redeemable in whole. The obligation under this instrument is fully and unconditionally guaranteed by the Company and rank subordinate and junior in right of payment to all other liabilities of the Company. The trust preferred securities qualify as Tier 1 Capital for the Company, subject to certain limitations, with the excess being included in Total Capital for regulatory purposes.

Note 12.	Stockholders’ Equity

During the year ended December 31, 2004, the Company issued 1,860,400 shares (including the over—allotment option) of its $0.001 par value common stock in an underwritten public offering at a price to the public of $23.00 per share. The proceeds after discounts, commissions, and other costs totaling approximately $3,509,000 were approximately $39,280,000.

Note 13.	Transactions with Related Parties

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, significant stockholders, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties). In management’s opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with non—related parties.

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Aggregate loan transactions with related parties for the years ended December 31 were as follows:

	2004	2003	2002
	(dollars in thousands)
Balance, beginning	$6,750	$7,180	$7,623
New loans	15,995	9,766	6,659
Repayments	(13,165)	(10,196)	(7,102)

Balance, ending	$9,580	$6,750	$7,180

In addition to the above amounts, the Company has commitments to extend credit to related parties of approximately $1,812,000 and $2,881,000 at December 31, 2004 and 2003, respectively.

Included in the 2004 related party loan transactions shown above, were two loans made for the exercise of stock options. The total outstanding balance of these loans at December 31, 2004 was approximately $286,000, and is reported as a reduction of stockholders’ equity. These recourse loans are secured by the Company’s stock and were on the same terms as those for comparable loans with non—related parties.

None of these related party loans are past due, on nonaccrual status, or restructured to provide a reduction or deferral of interest or principal because of deteriorations in the financial position of the borrower. There were no loans to a related party that were considered classified loans at December 31, 2004.

Note 14.	Regulatory Capital

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve qualitative measures of the Company and the Bank’s assets, liabilities, and certain off—balance—sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk—weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2004 the most recent notification from the FRB categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk—based, Tier I risk—based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

The Company and the Bank’s actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
As of December 31, 2004:
Bank Total Capital (to Risk—Weighted Assets)	$52,962	11.7%	$36,374	8%	$45,468	10%
Company Total Capital (to Risk—Weighted Assets)	$98,244	21.0%	$37,477	8%	N/A	N/A

Bank Tier I Capital (to Risk—Weighted Assets)	$47,269	10.4%	$18,187	4%	$27,281	6%
Company Tier I Capital (to Risk—Weighted Assets)	$92,379	19.7%	$18,738	4%	N/A	N/A

Bank Tier I Capital (to Average Assets)	$47,269	8.7%	$21,731	4%	$27,164	5%
Company Tier I Capital (to Average Assets)	$92,379	16.9%	$21,834	4%	N/A	N/A

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
As of December 31, 2003:

Bank Total Capital (to Risk—Weighted Assets)	$45,191	12.1%	$29,832	8%	$37,291	10%
Company Total Capital (to Risk—Weighted Assets)	$51,218	13.6%	$30,101	8%	N/A	N/A

Bank Tier I Capital (to Risk—Weighted Assets)	$40,517	10.9%	$14,916	4%	$22,374	6%
Company Tier I Capital (to Risk—Weighted Assets)	$42,059	11.2%	$15,050	4%	N/A	N/A

Bank Tier I Capital (to Average Assets)	$40,517	8.8%	$18,335	4%	$22,919	5%
Company Tier I Capital (to Average Assets)	$42,059	9.0%	$18,785	4%	N/A	N/A

Additionally, State of Nevada banking regulations restrict distribution of the net assets of the Company because such regulations require the sum of the Company’s stockholders’ equity and allowance for loan losses to be at least 6% of the average of the Company’s total daily deposit liabilities for the preceding 60 days. As a result of these regulations, approximately $31,300,000 and $24,500,000 of the Company’s stockholders’ equity was restricted at December 31, 2004 and 2003, respectively.

Note 15.	Employee Benefit Plan

The Company has a qualified 401(k) employee benefit plan (the Plan) for all eligible employees. The Company is required to make matching contributions as outlined in the Plan and may elect to contribute a discretionary amount each year. The Company’s total contributions were $121,000, $115,000, and $107,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Note 16.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments at December 31 are as follows:

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(dollars in thousands)
Financial assets:
Cash and due from banks	$5,328	$5,328	$11,828	$11,828
Federal funds sold	61,926	61,926	24,177	24,177
Securities available for sale	82,083	82,083	66,702	66,702
Securities held to maturity	1,958	2,041	2,151	2,249
Loans, net	395,011	393,219	343,219	344,721
Accrued interest receivable	2,003	2,003	1,702	1,702
Investment in FHLB, FRB and PCBB stock	2,219	2,219	1,240	1,240
Financial liabilities:
Deposits	476,252	476,199	403,713	406,026
Short term borrowings	350	350	10,000	10,000
Accrued interest payable	333	333	457	457
Junior Subordinated Debt	15,464	15,464	15,464	15,464

Interest rate risk

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company’s financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Also, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company’s overall interest rate risk.

Fair value of commitments

The estimated fair value of fee income on letters of credit at December 31, 2004 and 2003 is insignificant. Loan commitments on which the committed fixed interest rate is less than the current market rate are also insignificant at December 31, 2004 and 2003.

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Note 17.	Condensed Financial Statements of Parent Company

Balance Sheets

	December 31,
	2004	2003
	(dollars in thousands)
Assets
Cash and due from banks	$37,138	$1,662
Securities available for sale	1,062	1,512
Investment in Community Bank of Nevada Stock	47,431	40,896
Investment in Community Bank Statutory Trust Stock	464	464
Loans, net of allowance for loan losses of $100 and $33	6,888	2,676
Accrued interest receivable	18	24
Deferred tax assets, net	467	7
Other assets	1,169	436

Total assets	$94,637	$47,677

Liabilities and Stockholders’ Equity
Accrued interest payable and other liabilities	$233	$12
Accrued stock appreciation rights	1,387	—
Junior Subordinated Debt	15,464	15,464

Total liabilities	17,084	15,476

Stockholders’ Equity	77,553	32,201

Total liabilities and stockholders’ equity	$94,637	$47,677

Statements of Income

	Years Ended December 31,
	2004	2003	2002
	(dollars in thousands)
Income:
Loans, including fees	$57	$208	$42
Securities	70	87	17
Other income	—	20	24

Total income	127	315	83

Interest expense on junior subordinated debt	764	722	217
Provision for loan losses	67	33	—
Stock appreciation rights expense	1,387	—	—
Operating expenses	259	185	37

Total expenses	2,477	940	254

Income (loss) before income taxes and equity in net income of Community Bank of Nevada	(2,350)	(625)	(171)
Income tax expense (benefit)	(735)	(170)	(38)

	(1,615)	(455)	(133)
Equity in net income of Community Bank of Nevada	7,036	5,670	4,858

Net income	$5,421	$5,215	$4,725

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Statements of Cash Flows	Years ended December 31,
	2004	2003	2002
	(dollars in thousands)
Cash Flows from Operating Activities:
Net income	$5,421	$5,215	$4,725
Adjustments to reconcile net income to net cash (used in) operating activities:
Equity in net (income) of Bank	(7,036)	(5,670)	(4,858)
Provision for loan losses	67	33	—
Deferred taxes	(460)	26	(20)
Tax benefit related to the exercise of stock options	474	30	—
Net amortization of investment premium and discount	18	43	—
(Increase) decrease in accrued interest receivable	6	3	(27)
(Increase) decrease in other assets	(733)	14	(204)
Increase (decrease) in accrued interest payable and other liabilities	1,608	—	12

Net cash (used in) operating activities	(635)	(306)	(372)

Cash Flows from Investing Activities:
Purchase of securities available for sale	—	—	(2,778)
Proceeds from maturities of and principal paydowns on securities available for sale	429	1,091	132
Investment in stock of Bank	—	(4,000)	(4,000)
Dividends distributed by Bank	—	—	33
Net (increase) decrease in loans	(4,279)	41	(2,750)

Net cash provided by (used in) investing activities	(3,850)	(2,868)	(9,363)

Cash Flows from Financing Activities:
Dividends paid	(9)	(9)	(275)
Proceeds from issuance of junior subordinated debt	—	—	15,000
Purchase of treasury stock	—	(285)	—
Proceeds from exercise of common stock options	690	70	70
Proceeds from sale of common stock	39,280	—	—

Net cash provided by (used in) financing activities	39,961	(224)	14,795

Increase (decrease) in cash and cash equivalents	35,476	(3,398)	5,060

Cash and cash equivalents, beginning of year	1,662	5,060	—

Cash and cash equivalents, end of year	$37,138	$1,662	$5,060

Community Bancorp and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

Note 18.	Quarterly Data (Unaudited)

	2004				2003
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(dollars in thousands, except per share data)
Interest and dividend income	$8,171	$7,553	$7,255	$7,059	$7,246	$6,842	$6,683	$6,372
Interest Expense	1,815	1,681	1,744	1,622	1,659	1,804	2,001	1,989

Net Interest Income	6,356	5,872	5,511	5,437	5,587	5,038	4,682	4,383
Provision for loan losses	340	360	—	222	490	654	171	408

Net interest income, after provision for loan losses	6,016	5,512	5,511	5,215	5,097	4,384	4,511	3,975

Noninterest income	392	378	346	373	375	394	395	399
Noninterest expenses (1)	5,424	3,671	3,425	3,426	3,044	2,937	2,926	3,113

Income before income taxes	984	2,219	2,432	2,162	2,428	1,841	1,980	1,261
Provision for income taxes	141	714	808	713	618	608	653	416

Net Income	$843	$1,505	$1,624	$1,449	$1,810	$1,233	$1,327	$845

Earnings per common share:
Basic	$0.16	$0.32	$0.35	$0.31	$0.39	$0.27	$0.29	$0.18

Diluted	$0.16	$0.31	$0.34	$0.31	$0.38	$0.26	$0.28	$0.18

(1)	Fourth quarter of 2004 includes approximately $1.9 million of expense relating to the stock appreciation rights. See Note 9 of the financial statements.

APPENDIX A

AGREEMENT TO MERGE

AND PLAN OF REORGANIZATION

dated as of May 19, 2005

AGREEMENT TO MERGE

AND PLAN OF REORGANIZATION

dated as of May 19, 2005

by and among

Community Bancorp,

Community Bank of Nevada

and

Bank of Commerce

AGREEMENT TO MERGE

AND PLAN OF REORGANIZATION

THIS AGREEMENT TO MERGE AND PLAN OF REORGANIZATION (“Agreement”) is entered into as of May 19, 2005, among Community Bank of Nevada, a Nevada banking corporation (“Bank”), being located in Las Vegas, Nevada, Community Bancorp, a corporation and registered bank holding company organized under the laws of Nevada (“Company”) located in Las Vegas, Nevada, and Bank of Commerce, a Nevada banking corporation (“Seller”), located in Las Vegas, Nevada.

R E C I T A L S:

A. Bank is a wholly owned subsidiary of Company.

B. Company and Seller believe that it would be in their respective best interests and in the best interests of their respective shareholders for Seller to merge with and into Bank (the “Bank Merger”), all in accordance with the terms set forth in this Agreement and applicable law.

C. The respective Boards of Directors of Company, Bank, and Seller have adopted by at least majority vote resolutions approving and authorizing the Bank Merger, this Agreement and the transactions contemplated herein.

D. Company, Bank, and Seller desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement.

E. It is the intention of the parties to this Agreement that the business combination contemplated hereby be treated as a “reorganization” under Section 368 of the Internal Revenue Code, as amended (the “Code”).

A G R E E M E N T

IN CONSIDERATION of the premises and mutual covenants hereinafter contained, Company, Bank, and Seller agree as follows:

ARTICLE 1

DEFINITIONS AND DETERMINATIONS

1.1 Definitions. Capitalized terms used in this Agreement shall have the meanings set forth below:

“Aggregate Amount of Cash for Options” shall have the meaning given such term in Section 2.8(b).

“Aggregate Amount of Stock for Options” shall have the meaning given such term in Section 2.8(b).

“Agreement of Bank Merger” means the Agreement of Merger substantially in the form attached as Exhibit A.

“Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

“Average Closing Price” means the average of the daily closing price of a share of Company’s Stock reported over NASDAQ National Market during the twenty (20) consecutive trading days ending at the end of the third trading day immediately preceding the Effective Day.

“Bank” shall have the meaning given such term in the introductory clause.

“Bank Merger” shall have the meaning given such term in the Recitals.

“Bank Stock” means the common stock, $ 1.00 par value, of Bank.

“Benefit Arrangement” means any plan or arrangement maintained or contributed to by a Party, including an “employee benefit plan” within the meaning of ERISA, (but exclusive of base salary and base wages) which provides for any form of current or deferred compensation, bonus, stock option, profit sharing, benefit, retirement, incentive, group health or insurance, welfare or similar plan or arrangement for the benefit of any employee, officer or director or class of employee, officer or director, whether active or retired, of a Party.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“Business Day” means any day other than a Saturday, Sunday or day on which commercial banks in Nevada are authorized or required to be closed.

“Cash Election” shall have the meaning given such term in Section 2.7(a).

“Cash Proration Factor” shall have the meaning given such term in Section 2.7(d).

“Certificates” shall have the meaning given such term in Section 2.5(b).

“Change in Recommendation” shall have the meaning given such term in Section 6.6.

“Charter Documents” means, with respect to any business organization, any certificate of incorporation, or articles of incorporation and any bylaws, each as amended to date, that regulate the basic organization of the business organization and its internal relations.

“Closing” means the consummation of the Bank Merger on the Effective Day at the main office of Company or at such other place as may be agreed upon by the Parties.

“Code” shall have the meaning given such term in the Recitals.

“Combination Cash Election” shall have the meaning given such term in Section 2.7(a).

“Combination Stock Election” shall have the meaning given such term in Section 2.7(a).

“Company” shall have the meaning given such term in the introductory clause.

“Company Benefit Arrangement” means the Benefit Arrangements maintained or otherwise contributed to by Company or Bank.

“Company Property” shall have the meaning given such term in Section 3.24.

“Company Stock” means the common stock, $0.001 par value, of Company.

“Company Stock Option” means any option issued pursuant to the Company Stock Option Plans.

“Company Stock Option Plans” means the Company’s 1995 Stock Option and Awards Plan and 2005 Equity Based Compensation Plan, as amended.

“Competing Transaction” shall have the meaning given such term in Section 6.12.

“Confidential Information” means all information exchanged heretofore or hereafter between Seller and its affiliates and agents, on the one hand, and Company and Bank, their affiliates and agents, on the other hand, which is information related to the business, financial position or operations of the Person responsible for furnishing the information or an Affiliate of such Person (such information to include, by way of example only and not of limitation, client lists, company manuals, internal memoranda, strategic plans, budgets, forecasts/ projections, computer models, marketing plans, files relating to loans originated by such Person, loans and loan participations purchased by such Person from others, investments, deposits, leases, contracts, employment records, minutes of board of directors meetings (and committees thereof) and stockholder meetings, legal proceedings, reports of examination by any Governmental Entity, and such other records or documents such Person may supply to the other Party pursuant to the terms of this Agreement or as contemplated hereby). Notwithstanding the foregoing, “Confidential Information” shall not include any information that (i) at the time of disclosure or thereafter is generally available to and known by the public (other than as a result of a disclosure directly or indirectly by the recipients or any of their officers, directors, employees or other representatives or agents), (ii) was available to the recipients on a nonconfidential basis from a source other than Persons responsible for furnishing the information, provided that such source is not and was not bound by a confidentiality agreement with respect to the information, or (iii) has been independently acquired or developed by the recipients without violating any obligations under this Agreement.

“Consents” means every required consent, approval, absence of disapproval, waiver or authorization from, or notice to, or registration or filing with, any Person.

“DFI” means the Nevada Division of Financial Institutions.

“Directors’ Agreement” shall mean an agreement substantially in the form attached as Exhibit 2.6a.

“Disclosure Letter” means a disclosure letter from the Party making the disclosure and delivered to the other Party.

“DPC Property” means voting securities, other personal property and real property acquired by foreclosure or otherwise, in the ordinary course of collecting a debt previously contracted for in good faith, retained with the object of sale for any applicable statutory holding period, and recorded in the holder’s business records as such.

“Effective Day” means the day on which the Effective Time occurs.

“Effective Time” shall have the meaning given such term in Section 2.2.

“Election” shall have the meaning given such term in Section 2.7(a).

“Election Deadline” shall have the meaning given such term in Section 2.7(b).

“Election Form” shall have the meaning given such term in Section 2.7(a).

“Election Form Record Date” shall have the meaning given such term in Section 2.7(a).

“Encumbrances” means any option, pledge, security interest, lien, charge, encumbrance, mortgage, assessment, claim or restriction (whether on voting, disposition or otherwise), whether imposed by agreement, understanding, law or otherwise.

“Environmental Laws” shall have the meaning given such term in Section 4.25.

“Equity Securities” means capital stock or any options, rights, warrants or other rights to subscribe for or purchase capital stock, or any plans, contracts or commitments that are exercisable in such capital stock or that provide for the issuance of, or grant the right to acquire, or are convertible into, or exchangeable for, such capital stock.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all regulations thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Computershare Trust Company, Inc., or such other financial institution appointed by Company to reflect the exchange contemplated by Section 2.5 hereof.

“Exchange Fund” shall have the meaning given such term in Section 2.5.

“Exchange Ratio” means, subject to the provisions of Section 10.1(g), the number of shares of Company Stock into which a share of Seller Stock shall be converted, which shall be equal to the result (to the nearest ten thousandth) of dividing $33.00 by the Average Closing Price. However, the Exchange Ratio shall be adjusted for the amount by which the Merger Expenses exceed $200,000. In the event of an adjustment to the Exchange Ratio resulting from the Merger Expenses, the Exchange Ratio shall be calculated (to the nearest ten thousandth) in accordance with the following formula:

$33.00 - X
Average Closing Price

Where “X” represents the dollar amount of Merger Expenses in excess of $200,000 divided by the outstanding shares of Seller Stock, determined as of the day on which the Average Closing Price is determined.

“Executive Officer” means with respect to any company a natural Person who participates or has the authority to participate (other than solely in the capacity of a director) in major policy making functions of the company, whether or not such Person has a title or is serving with salary or compensation and, in the case of Seller, shall mean Seller’s Chief Executive Officer and Chief Financial Officer.

“FDIC” means the Federal Deposit Insurance Corporation.

“Financial Statements of Company” means the audited consolidated financial statements (balance sheets, statements of income, statements of cash flow and statements of changes in financial position) and notes thereto of Company and the related opinions thereon for the years ended December 31, 2002, 2003 and 2004 and the unaudited consolidated statements of financial condition and statements of operations and cash flow of Company for the three months ended March 31, 2005.

“Financial Statements of Seller” means the audited financial statements (balance sheets, statements of income, statements of cash flow and statements of changes in financial position) and notes thereto of Seller and the related opinions thereon for the years ended December 31, 2002, 2003 and 2004 and the unaudited statements of financial condition and statements of operations and cash flow of Seller for the three months ended March 31, 2005.

“FRB” shall mean the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles accepted in the United States of America.

“Governmental Entity” means any court or tribunal in any jurisdiction or any United States federal, state, district, domestic, or other administrative agency, department, commission, board, bureau or other governmental authority or instrumentality.

“Hazardous Materials” shall have the meaning given such term in Section 4.25.

“Immediate Family” shall mean a Person’s spouse, parents, in-laws, children and siblings.

“Insurance Amount” shall have the meaning given such term in Section 5.8.

“IRS” shall mean the Internal Revenue Service.

“Investment Securities” means any equity security or debt security as defined in Statement of Financial Accounting Standard No. 115.

“Mailing Date” shall have the meaning given such term in Section 2.7(a).

“Merger Expenses” means the pre-tax amount of all fees and expenses of legal counsel, investment bankers, and advisors (except accountants fees in connection with the transactions contemplated by this Agreement and legal fees incurred by Seller’s litigation counsel in connection with the settlement of litigation in 2005) during 2005 incurred by, or on behalf of, Seller on or prior to the Effective Time in connection with the transactions contemplated by this Agreement (irrespective of whether such fees and expenses have actually been paid or accrued prior to the Effective Time).

“NRS” means the Nevada Revised Statutes.

“Operating Loss” shall have the meaning given such term in Section 4.24.

“Party” means Company/Bank or Seller.

“Per Share Cash Consideration” is $33.00, subject to the provisions of Section 10.1(g). However, the Per Share Cash Consideration shall be adjusted for the amount by which the Merger Expenses exceed $200,000. In the event of an adjustment to the Per Share Cash Consideration resulting from the Merger Expenses, the Per Share Cash Consideration shall be calculated (to the nearest penny) in accordance with the following formula:

$33.00 -X

Where “X” represents the dollar amount of Merger Expenses in excess of $200,000 divided by the outstanding shares of Seller Stock, determined as of the day on which the Average Closing Price is determined.

“Permit” means any United States federal, foreign, state, local or other license, permit, franchise, and certificate of authority, order of approval necessary or appropriate under applicable Rules.

“Person” means any natural person, corporation, trust, association, unincorporated body, partnership, joint venture, Governmental Entity, statutorily or regulatory sanctioned unit or any other person or organization.

“Proxy Statement” means the proxy statement that is included as part of the S-4 and used to solicit proxies for the Seller Shareholders’ Meeting, to solicit proxies for the Company Shareholders’ Meeting and to offer and sell the shares of Company Stock to be issued in connection with the Bank Merger.

“Related Group of Persons” means Affiliates, members of an Immediate Family or Persons the obligation of whom would be attributed to another Person pursuant to the regulations promulgated by the SEC.

“Required Stock Amount” shall have the meaning given such term in Section 2.7(c).

“Rule” means any statute or law or any judgment, decree, injunction, order, regulation or rule of any Governmental Entity.

“S-4” means the registration statement on Form S-4, and such amendments thereto, that is filed with the SEC to register the shares of Company Stock to be issued in the Bank Merger under the Securities Act and includes the Proxy Statement that will be used to solicit proxies for the Seller, and Company Shareholders’ Meetings.

“SEC” means the Securities and Exchange Commission.

“SEC Reports” mean all reports filed by a Party hereto pursuant to the Exchange Act with the SEC or other Governmental Entity.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” shall have the meaning given such term in the introductory clause.

“Seller Benefit Arrangement” shall have the meaning given such term in Section 4.18.

“Seller Dissenting Shares” means shares of Seller Stock held by dissenting shareholders pursuant to section 92A.300, et seq., of the Nevada Revised Statutes.

“Seller Perfected Dissenting Shares” means Dissenting Shares, which the holders thereof have not withdrawn or caused to lose their status as Seller Dissenting Shares.

“Seller Property” shall have the meaning given such term in Section 4.25.

“Seller Scheduled Contracts” shall have the meaning given such term in Section 4.29.

“Seller Shareholders’ Meeting” shall have the meaning given such term in Section 6.6.

“Seller Stock” means the common stock, no par value of Seller.

“Seller Stock Option Plan” means Seller’s 1999 Stock Option Plan.

“Seller Stock Options” means the stock options issued pursuant to Seller Stock Option Plan and as listed on Seller’s Disclosure Letter pursuant to Section 4.2.

“Stock Designated Shares” shall have the meaning given such term in Section 2.7(d).

“Stock Election” shall have the meaning given such term in Section 2.7(a).

“Stock Proration Factor” shall have the meaning given such term in Section 2.7(d).

“Surviving Bank” means the Bank as the Nevada banking corporation surviving the Bank Merger of Seller with and into Bank.

“Tank” shall have the meaning given such term in Section 4.25.

“Third Party Consent” shall have the meaning given such term in subsection (b) of Section 5.6.

“To the knowledge” shall have the meaning given such term in Section 11.13.

“Total Consideration” shall have the meaning given such term in Section 2.7(c).

“Undesignated Shares” shall have the meaning given such term in Section 2.7(a).

“Voting Agreement” shall mean an agreement substantially in the form attached as Exhibit 2.6b.

ARTICLE 2

CONSUMMATION OF THE BANK MERGER

2.1 The Bank Merger; Plan of Reorganization.

(a) Subject to the terms and conditions of this Agreement and the Agreement of Bank Merger, at the Effective Time, Seller will be merged into Bank in accordance with the procedures specified in Section 666.015, et seq., of the NRS. Bank will be the Surviving Bank in the Bank Merger. The Surviving Bank will continue operations as a Nevada banking corporation retaining the use of Bank’s name. The main office of the Surviving Bank will be 400 South 4th Street, Suite 215, Las Vegas, Nevada and it will maintain offices at the legally established offices of Bank and Seller prior to the Bank Merger.

(b) The Charter Documents of Bank as in effect immediately prior to the Effective Time shall continue in effect after the Bank Merger until thereafter amended in accordance with applicable law and the members of the Board of Directors and the Executive Officers of Bank immediately prior to the Bank Merger shall continue in their respective positions after the Bank Merger and be the Board of Directors and Executive Officers of the Surviving Bank.

(c) The Charter Documents of Company as in effect immediately prior to the Effective Time shall continue in effect after the Bank Merger until thereafter amended in accordance with applicable law, the members of the

Board of Directors and the Executive Officers of Company immediately prior to the Bank Merger shall continue in their respective positions after the Bank Merger and be the Board of Directors and Executive Officers of Company and the operations of Company shall continue in effect after the Bank Merger.

(d) At the Effective Time, the corporate existence of Seller shall be merged and continued in Bank under Bank’s certificate of authority. All assets, rights, franchises, titles and interests of Seller and Bank, in and to every type of property (real, personal and mixed, including all the right, title and interest to Seller’s names, trade names, service marks and the like) and choses in action shall be transferred to and vested in Surviving Bank by virtue of the Bank Merger without any deed or other transfer, and Bank, without order or action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests in the same manner and to the same extent that such rights, franchises and interests were held by Seller and Bank at the Effective Time. At the Effective Time, the Surviving Bank shall be liable for all liabilities of Seller and Bank, and all debts, liabilities, obligations and contracts of Seller and Bank, whether matured or unmatured, accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of accounts or records of Seller and Bank, shall be those of Surviving Bank; and all rights of creditors or other obligees and all liens on property of Seller and Bank shall be preserved unimpaired.

2.2 Effective Time. The Closing shall take place as soon as practicable following (i) the satisfaction or waiver of the conditions set forth in Sections 8.1, 8.2 and 8.3, (ii) receipt of approval of all required Governmental Entities for the Bank Merger, and (iii) the expiration of all required waiting periods, or such other time and date as to which the Parties may agree. The Merger shall be effective upon the filing of the Agreement of Merger, along with a certified copy of the approval of the Merger by the DFI, with the Nevada Secretary of State. Such time is referred to herein as the “Effective Time.”

2.3 Conversion of Shares. At the Effective Time and pursuant to the Agreement of Bank Merger:

(a) Subject to the exceptions and limitations in Section 2.4, each outstanding share of Seller Stock shall, by virtue of the Bank Merger, be converted into the right to receive, at the election of the holder thereof as provided in Section 2.7, either:

(1) shares of Company Stock in accordance with the Exchange Ratio; or

(2) cash in the amount of the Per Share Cash Consideration.

(b) Each outstanding share of Company Stock shall remain outstanding and shall not be converted or otherwise affected by the Bank Merger.

(c) If, following the date of this Agreement and prior to the Effective Time, the outstanding shares of Company Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

2.4 Certain Exceptions and Limitations. (A) Any shares of Seller Stock held by Company or any subsidiary of Company (other than shares held in a fiduciary capacity or as DPC Property) will be canceled at the Effective Time; (B) Seller Perfected Dissenting Shares shall not be converted, but shall, after the Effective Time, be entitled only to such rights as are granted them by NRS section 92A.300, et seq. (each dissenting shareholder who is entitled to payment for his shares of Seller Stock shall receive such payment in an amount as determined pursuant to NRS 92A.320), and (C) no fractional shares of Company Stock shall be issued in the Bank Merger and, in lieu thereof, each holder of Seller Stock who would otherwise be entitled to receive a fractional share shall receive an amount in cash equal to the product (calculated to the nearest hundredth) obtained by multiplying such fractional share interest by the Per Share Cash Consideration.

2.5 Exchange Procedures.

(a) As of the Effective Time, Company shall have deposited with the Exchange Agent for the benefit of the holders of shares of Seller Stock, for exchange in accordance with this Section 2.5 through the Exchange Agent, certificates representing the shares of Company Stock issuable pursuant to Sections 2.3 and 2.8 and funds in an amount equal to (i) the product of one-half the number of shares of Seller Stock outstanding immediately prior to the Effective Time times the Per Share Cash Consideration and (ii) the amount required under Section 2.8 and (iii) fractional shares of Company Stock which would otherwise be payable in connection with Section 2.3 hereof, but for the operation of Section 2.4 of this Agreement (collectively, the “Exchange Fund”).

(b) As soon as reasonably practicable after the Effective Time, Company shall direct the Exchange Agent to mail on the Mailing Date (as hereinafter defined) to each holder of record of a certificate or certificates (the “Certificates”): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent), (ii) an Election Form (as hereinafter defined), and (iii) instructions for use in effecting the surrender of the Certificates. Upon surrendering of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Company, together with such letters of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the consideration provided herein (subject to the provisions of Section 2.7), and the Certificate so surrendered shall forthwith be canceled. In the event a Certificate is surrendered representing Seller Stock, the transfer of ownership which is not registered in the transfer records of Seller, the consideration provided herein will be paid if the Certificate representing such Seller Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.5 and except as provided in subsection (g) hereof, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the consideration provided herein. Notwithstanding anything to the contrary set forth herein, if any holder of shares of Seller should be unable to surrender the Certificates for such shares, because they have been lost or destroyed, such holder may deliver in lieu thereof, in the discretion of Company, such bond in form and substance and with surety reasonably satisfactory to Company and thereafter shall be entitled to receive the consideration provided herein. No interest shall be paid on the Per Share Cash Consideration (as hereinafter defined).

(c) No dividends or other distributions declared or made after the Effective Time with respect to Company Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate who is to receive Company Stock pursuant to the provisions hereof until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate by a holder receiving Company Stock pursuant to the provisions hereof, there shall be paid to the record holder of the certificates representing whole shares of Company Stock issued in exchange therefore, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Company Stock to which such holder is entitled pursuant to Section 2.4 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Company Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Company Stock.

(d) There shall be no further registration of transfers on the stock transfer books of Seller or Company of the shares of Seller Stock, which were outstanding immediately prior to the Effective Time.

(e) Any portion of the Exchange Fund which remains undistributed to the shareholders of Seller following the passage of six months after the Effective Time shall be delivered to Company, upon demand, and any shareholders of Seller who have not theretofore complied with this Section 2.5 shall thereafter look only to Company for payment of their claim for the consideration provided herein.

(f) Neither Company nor Seller shall be liable to any holder of shares of Seller Stock for such shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Company Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of Company Stock for the account of the Persons entitled thereto. Former shareholders of record of Seller who are to receive shares of Company Stock pursuant to the provisions hereof shall be entitled to vote after the Effective Time at any meeting of Company shareholders the number of whole shares of Company Stock into which their respective shares of Seller Stock are converted, regardless of whether such holders have exchanged their Certificates for certificates representing Company Stock in accordance with the provisions of this Agreement.

2.6 Directors’ and Voting Agreements. Concurrently with the execution of this Agreement, Seller shall cause each of its directors to enter into a Directors’ Agreement in the form attached hereto as Exhibit 2.6(a), and each shareholder beneficially owning more than 5% of Seller’s outstanding shares to enter into a Voting Agreement (substantially in the form of Exhibit 2.6(b)).

2.7 Election and Proration Procedures.

(a) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing Seller Stock shall pass only upon delivery of such certificates to the Exchange Agent) in such form as Company and Seller shall mutually agree (“Election Form”) shall be mailed as soon as reasonably practicable after the Effective Time (“Mailing Date”) to each holder of record of Seller Stock as of the Effective Time (“Election Form Record Date”). Seller shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to elect (an “Election”) to receive either (i) Company Stock (a “Stock Election”) with respect to all of such holder’s Seller Stock, (ii) cash (a “Cash Election”) with respect to all of such holder’s Seller Stock, or (iii) a specified number of shares of Seller Stock to receive Company Stock (a “Combination Stock Election”) and a specified number of shares of Seller Stock to receive cash (a “Combination Cash Election”), subject to the provisions contained in this Agreement. Any Seller Stock (other than Seller Dissenting Shares) with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent, an effective, properly completed Election Form received prior to the Election Deadline shall be deemed to be “Undesignated Shares” hereunder.

(b) Any Election shall have been properly made and effective only if the Exchange Agent shall have actually received a properly completed Election Form by 5:00 P.M. Nevada time on or before the 30th day following the Mailing Date, or such later time and date as Company and Seller may mutually agree prior to the Effective Time (the “Election Deadline”). An Election Form shall be deemed properly completed only if an Election is indicated for each share of Seller Stock covered by such Election Form and if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Seller Stock covered by such Election Form, together with duly executed transmittal materials included in or required by the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Seller Stock represented by such Election Form shall automatically become Undesignated Shares unless and until a new Election is properly completed and made with respect to such shares on or before the Election Deadline, and Company shall cause the certificates representing such shares of Seller Stock to be promptly returned without charge to the person submitting the revoked Election Form upon written request to that effect from the holder who submitted such Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any decisions of Company required by the Exchange Agent and made in good faith in determining such matters shall be binding and conclusive. Neither Company nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(c) For purposes of this Section 2.7, the following definitions shall apply:

(i) “Total Consideration” shall mean the sum of (A) the product of (1) the Average Closing Price and (2) the number of shares of Company Stock actually issued to holders of Seller Stock in the Bank Merger pursuant to Stock Elections, Combination Stock Elections or as a Stock Proration Factor (as hereinafter defined), (B) the amount of cash actually issued to holders of Seller Stock in the Bank Merger pursuant to Cash Elections, Combination Cash Elections or as the Cash Proration Factor (as hereinafter defined), (C) the amount of cash actually issued to holders of Seller Stock in the Bank Merger in lieu of fractional shares of Company Stock, (D) an amount equal to the number of shares of Seller Dissenting Shares (as to which the holder’s demand to exercise dissenter’s rights shall not have been withdrawn as of the Effective Time) multiplied by the Per Share Cash Consideration and (E) the sum of the Aggregate Amount of Cash for Options and the Aggregate Amount of Stock for Options issued to holders of Seller Stock Options pursuant to Section 2.8.

(ii) “Required Stock Amount” shall mean the lowest whole number of shares of Company Stock, which, if multiplied by the Average Closing Price, results in a dollar amount equal to fifty percent (50%) of the Total Consideration.

(d) Company shall use its best efforts to cause the Exchange Agent to effect the allocation among the holders of Seller Stock of rights to receive Company Stock or cash in the Bank Merger as follows:

(i) If the conversion of shares of Seller Stock for which Cash Elections and Combination Cash Elections shall have effectively been made would result in a number of shares of Company Stock being issued that is greater than the Required Stock Amount (which shall be determined for this purpose on the assumption that all shares of Seller Stock [other than those for which Cash Elections or Combination Cash Elections have been made] would be entitled to receive Company Stock,) then, to the extent necessary so that the number of shares of Company Stock to be issued in the Bank Merger shall be equal to the Required Stock Amount, the Exchange Agent shall make the following allocations and adjustments in the following order:

(1) shares of Seller Stock for which effective Cash Elections or Combination Cash Elections have been made shall be converted into the right to receive cash in an amount equal to the Per Share Cash Consideration;

(2) the Exchange Agent shall select by lot such number of holders of Undesignated Shares to receive the Per Share Cash Consideration as shall be necessary so that the shares of Company Stock to be received by other holders of Undesignated Shares, when combined with the number of shares of Company Stock for which Stock Elections or Combination Stock Elections have been made shall be equal to the Required Stock Amount. If all Undesignated Shares are converted into the right to receive the Per Share Cash Consideration and the shares for which Stock Election and Combination Stock Elections are still greater than the Required Stock Amount, then;

(3) a stock proration factor (the “Stock Proration Factor”) shall be determined by dividing (x) the Required Stock Amount by (y) the product of the total number of shares of Seller Stock with respect to which effective Stock Elections and Combination Stock Elections were made multiplied by (z) the Exchange Ratio. Each holder of Seller Stock who made an effective Stock Election or Combination Stock Election shall be entitled to:

(a) the number of shares of Company Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of shares of Seller Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) the Stock Proration Factor; and

(b) cash in an amount equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of shares Seller Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) one minus the Stock Proration Factor.

(ii) If the conversion of the shares of Seller Stock for which Stock Elections and Combination Stock Elections shall have effectively been made (based upon the Exchange Ratio) would result in a number of shares of Company Stock being issued that is less than the Required Stock Amount (which shall be determined for this purpose on the assumption that all shares of Seller Stock [other than those for which Stock Elections or Combination Stock Elections have been made] would be entitled to receive the Per Share Cash Consideration), then, to the extent necessary so that the number of shares of Company Stock to be issued in the Bank Merger shall be equal to the Required Stock Amount, the Exchange Agent shall make the following allocations and adjustments in the following order:

(1) each holder of Seller Stock who made an effective Stock Election or Combination Stock Election shall receive the number of shares of Company Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Seller Stock covered by such Stock Election or Combination Stock Election;

(2) the Exchange Agent shall select by lot such number of holders of Undesignated Shares to receive Company Stock as shall be necessary so that the shares of Company Stock to be received by those holders, when combined with the number of shares of Company Stock for which a Stock Election or Combination Stock Election has been made shall be equal to at least the Required Stock Amount. If all Undesignated Shares plus all shares as to which Stock Elections and Combination Stock Elections have been made together are still less than the Required Stock Amount, then;

(3) a cash proration factor (the “Cash Proration Factor”) shall be determined by dividing (x) the Required Stock Amount (less the shares for which an effective Stock Election and Combination Stock Election has been made, plus all the Undesignated Shares) by (y) the product of (i) the sum of the total number of shares of Seller Stock with respect to which effective Cash Elections and Combination Cash Elections were made multiplied by (ii) the Exchange Ratio. Each holder of Seller Stock who made an effective Cash Election or Combination Cash Election shall be entitled to:

(a) cash equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of shares of Seller Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) one minus the Cash Proration Factor; and

(b) the number of shares of Company Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of shares of Seller Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) the Cash Proration Factor.

(iii) If the aggregate number of shares of Seller Stock for which Stock Elections and Combination Stock Elections shall have effectively been made would result in a number of shares of Company Stock being issued that is equal to the Required Stock Amount,

(1) the shares of Seller Stock for which effective Stock Elections and Combination Stock Elections have been made shall be converted into the right to receive Company Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Seller Stock covered by such Stock Elections and Combination of Stock Elections;

(2) the shares of Seller Stock for which effective Cash Elections and Combination Cash Elections have been made shall be converted into the right to receive the Per Share Cash Consideration; and

(3) the Undesignated Shares shall be converted into the right to receive the Per Share Cash Consideration.

(iv) Notwithstanding any other provision of this Agreement, if, after applying the allocation rules set forth in the preceding subsections of this Section 2.7(d), the aggregate value of the shares of Company Stock that would be issued pursuant to the Bank Merger (valued at the Average Closing Price) is less than the

Required Stock Amount or more than the Required Stock Amount, Company shall be authorized to reallocate shares of Company Stock and cash among the holders of the Seller Stock in good faith and in such a manner as Company reasonably determines to be fair and equitable, or to vary the number of shares of Company Stock to be issued in the Bank Merger, in a manner such that the number of shares of Company Stock to be issued in the Bank Merger shall be equal to the Required Stock Amount.

(v) Notwithstanding any other provision of this Agreement (other than Section 2.7(d)(iv) hereof), if any share of Seller Dissenting Shares fails to become Seller Perfected Dissenting Shares, such Seller Dissenting Shares shall automatically be converted into and represent the right to receive the consideration for such shares provided in this Agreement, without interest thereon. The consideration payable for any such shares of Seller Dissenting Stock shall be payable in cash, in shares of Company Stock, or in such combination of cash and Company Stock as shall be determined by Company as being necessary or appropriate to preserve the status of the Bank Merger as a “reorganization” within the meaning of section 368(a) of the Code.

(e) The calculations required by Section 2.7(d) shall be prepared by Company and shall be set forth in a certificate executed by the Chief Financial Officer of Company within three Business Days after the Election Deadline. Any calculation of a portion of a share of Company Stock shall be rounded to the nearest ten-thousandth of a share, and any cash payment shall be rounded to the nearest cent. The Company shall cause the Exchange Agent to deliver the cash and shares of Company Stock determined pursuant to the provisions of this Section to the respective shareholders of Seller as soon as reasonably practicable after the issuance of the certificate contemplated in the first sentence of this Section.

2.8 Stock Options.

(a) Subject to the terms of the Seller Stock Option Plan, each person who holds one or more options to purchase Seller Stock shall be permitted to exercise any options granted under the Seller Stock Option Plan, prior to the Effective Time of the Bank Merger, in accordance with the terms of the Seller Stock Option Plan. Seller will facilitate the exercise of those options by allowing those options to be exercised and taxes paid by Seller or holder as permitted by applicable law.

(b) For any options not exercised prior to the Effective Time of the Bank Merger, each optionee shall receive cash, shares of Company Stock, or a combination of both, at their election, in consideration of the termination of such option. For options paid in cash, the cash received for cancellation of options shall be equal to the difference between the Per Share Cash Consideration and the exercise price of the Seller Stock Option (the aggregate value of such cash being the “Aggregate Amount of Cash for Options”). For options paid in shares of Company Stock, the number of such shares received in exchange for cancellation of options shall be determined by dividing the aggregate difference between the Per Share Cash Consideration and the exercise price for all of an optionee’s options by the Average Closing Price and rounding up any fraction to the next full share (the aggregate value of such Company Stock, valued at the Average Closing Price, being the “Aggregate Amount of Stock for Options”.

(c) Election forms shall be distributed to optionees at the Effective Time, or as soon thereafter as practicable, and such forms shall be returned to the Company within thirty (30) of the date of distribution. Elections shall be honored to the extent requested by each optionee; provided, however, that the Aggregate Amount of Cash for Options and the Aggregate Amount of Stock for Options shall be as equal as possible in amount. If the Aggregate Amount of Cash for Options and the Aggregate Amount of Stock for Options shall not be as equal as possible in amount, the Company will use allocation provisions similar to those described in Section 2.7 to allocate cash/Company Stock in such a way so that Aggregate Amount of Cash for Options and the Aggregate Amount of Stock for Options shall be as equal as possible in amount. Any optionee who fails to return an election form by the due date shall be treated in a manner similar as to how “Undesignated Shares” are treated for purposes of the allocation provisions of Section 2.7.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF COMPANY AND BANK

Company and Bank represent and warrant to Seller as follows:

3.1 Incorporation, Standing and Power. Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Nevada and is registered as a bank holding company under the BHC Act. Bank has been duly incorporated and is validly existing as a Nevada banking corporation and is authorized by the DFI to conduct a general banking business. The Bank is a member of the Federal Reserve System. Bank’s deposits are insured by the FDIC in the manner and to the extent provided by law. Company and Bank have all requisite corporate power and authority to own, lease and operate their respective properties and assets and to carry on their respective businesses as presently conducted. Neither the scope of the business of Company or Bank nor the location of any of their respective properties requires that Company or Bank be licensed to do business in any jurisdiction other than in Nevada where the failure to be so licensed would, individually or in the aggregate, have a materially adverse effect on the financial condition, results of operation or business of Company on a consolidated basis.

3.2 Capitalization. As of March 31, 2005, the authorized capital stock of Company consisted of (i) 10,000,000 shares of Company Stock, of which 6,784,632 shares were outstanding. As of the date of this Agreement, the authorized capital stock of Bank consists of 2,000,000 shares of Bank Stock, of which 916,408 shares are outstanding and are owned by Company without Encumbrance. All the outstanding shares of Company Stock and Bank Stock are duly authorized, validly issued, fully paid, nonassessable and without preemptive rights. Except for Company Stock Options covering shares of Company Stock granted pursuant to the Company Stock Option Plans and except as set forth in Company’s Disclosure Letter, there are no outstanding options, warrants or other rights in or with respect to the unissued shares of Company Stock or Bank Stock or any other securities convertible into such stock, and neither Company nor Bank is obligated to issue any additional shares of its capital stock or any options, warrants or other rights in or with respect to the unissued shares of its capital stock or any other securities convertible into such stock.

3.3 Subsidiaries. Except as set forth in Company’s Disclosure Letter, neither Company nor Bank own, directly or indirectly, any outstanding stock, Equity Securities or other voting interest in any corporation, partnership, joint venture or other entity or Person, other than DPC Property.

3.4 Financial Statements. Company has previously furnished to Seller a copy of the Financial Statements of Company. The Financial Statements of Company: (a) present fairly the consolidated financial condition of Company as of the respective dates indicated and its consolidated results of operations for the respective periods indicated; and (b) have been prepared in accordance with GAAP. The audits of Company have been conducted in accordance with generally accepted auditing standards. The books and records of Company and Bank are being maintained in material compliance with applicable legal and accounting requirements. Except to the extent (i) reflected in the Financial Statements of Company and (ii) of liabilities incurred since December 31, 2004 in the ordinary course of business and consistent with past practice, neither Company nor Bank has any liabilities, whether absolute, accrued, contingent or otherwise.

3.5 Authority of Company and Bank. The execution and delivery by Company and Bank of this Agreement and, subject to the requisite approval of Company as the sole shareholder of Bank, the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Company and Bank, and this Agreement is a valid and binding obligation of Company and Bank enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles and by Section 8(b)(6)(D) of the Federal Deposit Insurance Act, 12 USC 1818(b)(6)(D). Neither the execution and delivery by Company and Bank of this Agreement, the consummation of the Bank Merger or the transactions contemplated herein, nor compliance by Company and

Bank with any of the provisions hereof, will: (a) violate any provision of their respective Charter Documents; (b) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement, Encumbrances or other instrument or obligation to which Company or Bank is a party, or by which Company or Bank or any of their respective properties or assets is bound, if in any such circumstances, such event could have consequences materially adverse to Company on a consolidated basis; or (c) violate any Rule applicable to Company or Bank or any of their respective properties or assets. No Consent of any Governmental Entity having jurisdiction over any aspect of the business or assets of Company or Bank, and no Consent of any Person or shareholder approval, is required in connection with the execution and delivery by Company and Bank of this Agreement or the consummation by Company and Bank of the Bank Merger and the transactions contemplated hereby, except (i) the approval of this Agreement and the transactions contemplated hereby by Company as the sole shareholder of Bank; (ii) such approvals or notices as may be required by the FRB and the DFI; (iii) the declaring effective of the S-4 by the SEC and the approvals of all necessary blue sky administrators; and (iv) as otherwise set forth in Company’s Disclosure Letter.

3.6 Litigation. Except as set forth in Company’s Disclosure Letter, there is no private or governmental suit, claim, action, investigation or proceeding pending, nor to Company’s and Bank’s knowledge threatened, against Company, Bank or against any of their directors, officers or employees relating to the performance of their duties in such capacities or against or affecting any properties of Company or Bank. There are no judgments, decrees, stipulations or orders against Company enjoining it or any of its directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area of Company or Bank. To the knowledge of Company and Bank, neither Company nor Bank is not a party to any pending or, to the knowledge of any of its officers, threatened legal, administrative or other claim, action, suit, investigation, arbitration or proceeding challenging the validity or propriety of any of the transactions contemplated by this Agreement.

3.7 Compliance with Laws and Regulations. Except as set forth in Company’s Disclosure Letter, neither Company nor Bank is in default under or in breach of any provision of its Charter Documents or any Rule promulgated by any Governmental Entity having authority over it or any agreement with any Governmental Entity, where such default or breach would have a material adverse effect on the business, financial condition or results of operations of Company or Bank.

3.8 Absence of Material Change. Since December 31, 2004, the businesses of Company and Bank have been conducted only in the ordinary course, in substantially the same manner as theretofore conducted, and, except as set forth in Company’s Disclosure Letter, there has not occurred since December 31, 2004 any event that has had or may reasonably be expected to have a material adverse effect on the business, prospects, financial condition or results of operation of Company or Bank.

3.9 Community Reinvestment Act. Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act. Neither Company nor Bank has been advised of any concerns regarding compliance with the Community Reinvestment Act by any Governmental Entity or by any other Person.

3.10 SEC Reports. As of the respective dates, since December 10, 2004, Company has filed all SEC Reports required to be filed by it and none of Company’s SEC Reports contained at the time of filing any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstance under which they were made, not misleading.

3.11 Regulatory Approvals. To the knowledge of Company and Bank, Company and Bank have no reason to believe that they would not receive all required approvals from any Governmental Entity of any application to consummate the transactions contemplated by this Agreement without the imposition of a materially burdensome condition in connection with the approval of any such application.

3.12 Performance of Obligations. Company and Bank has each performed all of the obligations required to be performed by it to date and is not in material default under or in breach of any term or provision of any material contract, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default or breach. To Company and Bank’s knowledge, no party with whom either has an agreement that is material to its business is in default thereunder.

3.13 Licenses and Permits. Each of Company and Bank has all licenses and permits that are necessary for the conduct of its businesses, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Company. The properties and operations of Company and Bank are and have been maintained and conducted, in all material respects, in compliance with all applicable Rules.

3.14 Undisclosed Liabilities. Except as set forth in Company’s Disclosure Letter neither Company nor Bank has any liabilities or obligations, either accrued or contingent, that are material to it and that have not been: (a) reflected or disclosed in the Financial Statements of Company or (b) incurred subsequent to December 31, 2004 in the ordinary course of business. Neither Company nor Bank knows of any basis for the assertion against it of any liability, obligation or claim (including, without limitation, that of any Governmental Entity) that is likely to result in or cause a material adverse change in the business, financial condition or results of operations of Company that is not fairly reflected in the Financial Statements of Company or otherwise disclosed in this Agreement.

3.15 Accounting Records. Each of Company and Bank maintains accounting records which fairly and validly reflect, in all material respects, its transactions and accounting controls sufficient to provide reasonable assurances that such transactions are (i) executed in accordance with its management’s general or specific authorization, and (ii) recorded as necessary to permit the preparation of financial statements in conformity with GAAP. Such records, to the extent they contain material information pertaining to Company or Bank which is not easily and readily available elsewhere, have been duplicated, and such duplicates are stored safely and securely.

3.16 Absence of Adverse Agreements. Neither Company nor any of its subsidiaries is a party to any agreement or instrument, nor is Company or any such subsidiary subject to any judgment, order, decree, rule or regulation of any court or other governmental agency or authority which materially and adversely affects or in the future may materially and adversely affect the financial condition, results of operations, business or prospects of Company or any subsidiary of Company.

3.17 Disclosure. Neither the Company Financial Statements nor any representation or warranty contained herein, nor any information delivered or to be delivered by Company pursuant to this Agreement, contains or shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.18 Bank Secrecy Act. Neither Company nor Bank has been advised of any supervisory concerns regarding their compliance with the Bank Secrecy Act (31 USC 5322, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (b) the maintenance of records and (c) the exercise of due diligence in identifying customers.

3.19 Brokers and Finders. Except as provided in Company’s Disclosure Letter with copies of any such written agreements attached, neither Company nor Bank is a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and neither the execution of this Agreement nor the consummation of the transactions provided for herein or therein will result in any liability by Company or Bank to any broker or finder.

3.20 Insurance. Company and Bank have policies of insurance and bonds covering their assets and businesses against such casualties and contingencies and in such amounts, types and forms as are customary in the banking industry for their business, operations, properties and assets. All such insurance policies and bonds are in full force and effect. Except as set forth in Company’s Disclosure Letter, neither Company nor Bank has received notice from any insurer that any such policy or bond has canceled or indicating an intention to cancel or not to renew any such policy or bond or generally disclaiming liability thereunder. Except as set forth in Company’s Disclosure Letter, neither Company nor Bank is in default under any such policy or bond and all material claims thereunder have been filed in a timely fashion. The existing insurance carried by Company and Bank are sufficient for compliance by them with all material requirements of law and regulations and agreements to which they are subject or are a party.

3.21 Taxes. Except as set forth in Company’s Disclosure Letter, Company and Bank have filed all federal and foreign income tax returns, all state and local franchise and income tax, real and personal property tax, sales and use tax, premium tax, excise tax and other tax returns of every character required to be filed by them and have paid all taxes, together with any interest and penalties owing in connection therewith, shown on such returns to be due in respect of the periods covered by such returns, other than taxes which are being contested in good faith and for which adequate reserves have been established. Except as set forth in Company’s Disclosure Letter, Company and Bank have filed all required payroll tax returns, have fulfilled all tax withholding obligations and have paid over to the appropriate governmental authorities the proper amounts with respect to the foregoing. The tax and audit positions taken by Company and Bank in connection with the tax returns described in the preceding sentences were reasonable and asserted in good faith. Adequate provision has been made in the books and records of Company or Bank and, to the extent required by GAAP, reflected in the Financial Statements of Company, for all tax liabilities, including interest or penalties, whether or not due and payable and whether or not disputed, with respect to any and all federal, foreign, state, local and other taxes for the periods covered by such financial statements and for all prior periods. To the knowledge of Company and Bank, neither the IRS nor any foreign, state, local or other taxing authority is now asserting or threatening to assert any deficiency or claim for additional taxes (or interest thereon or penalties in connection therewith) except as set forth in Company’s Disclosure Letter.

3.22 Loan Portfolio. Company’s Disclosure Letter sets forth a description of: (a) by type and classification, all loans, leases, other extensions and commitments to extend credit of Bank of $100,000 or more, that have been classified by itself, any external loan reviewer or grader, its bank examiners or auditors (external or internal) as “Watch List,” “Substandard,” “Doubtful,” “Loss” or any comparable classification; and (b) all loans due to Bank as to which any payment of principal, interest or any other amount is 30 days or more past due. Bank’s allowance for loan losses is and will be at the Effective Time in accordance with GAAP in all materials respects and in accordance with all applicable regulatory requirements of any Governmental Entity.

3.23 Operating Losses. Company’s Disclosure Letter sets forth any Operating Loss (as hereinafter defined), which has occurred at Company or Bank during the period after December 31, 2004. To the knowledge of Company and Bank, no action has been taken or omitted to be taken by an employee of Company or Bank that has resulted in the incurrence by Company or Bank of an Operating Loss or that might reasonably be expected to result in an Operating Loss after December 31, 2004, which, net of any insurance proceeds payable in respect thereof, would exceed $100,000.

3.24 Environmental Matters. Except as set forth in Company’s Disclosure Letter, to the knowledge of Company and Bank, (i) Company and Bank are in compliance with all Environmental Laws (as hereinafter defined); (ii) there are no Tanks (as hereinafter defined) on or about any Company Property; (iii) there are no Hazardous Materials (as hereinafter defined) on, below or above the surface of, or migrating to or from Company Property; (iv) Bank does not have loans outstanding secured by real property that is not in compliance with Environmental Laws or which has a leaking Tank or upon which there are Hazardous Materials on or migrating to or from; and (v) without limiting the foregoing representations and warranties contained in clauses (i) through (iv), as of the date of this Agreement, to the knowledge of Company and Bank, there is no claim, action, suit, or proceeding or notice thereof before any Governmental Entity pending against Company or Bank or concerning property securing Bank’s loans and there is no outstanding judgment, order, writ, injunction, decree, or award against or affecting Company Property or property securing Bank’s loans, relating to the foregoing representations (i) – (iv), in each case the noncompliance with which, or the presence of which would have a material adverse effect on the business, financial condition, results of operations or prospects of Company on a consolidated basis. “Company Property” shall mean real estate currently owned, leased, or otherwise used by Company or Bank, or in which either has an investment or security interest by mortgage, deed of trust, sale and lease-back or otherwise, including without limitation, properties under foreclosure and properties held by Bank in its capacity as a trustee or otherwise. For purposes of this Section only, “knowledge” shall mean the actual knowledge of Company or Bank without the imposition of any duty of inquiry beyond that required in Bank’s lending policies.

3.25 Financial Resources. Company has the financial resources and liquidity to complete the transactions contemplated by this Agreement, including the payment of a dividend by the Bank to the Company. Bank is legally able to pay such a dividend and there are no legal, regulatory or other restrictions of any kind which will adversely effect its ability to pay such a dividend.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Company and Bank as follows:

4.1 Incorporation, Standing and Power. Seller has been duly incorporated and is validly existing as a Nevada banking corporation authorized by the DFI to conduct a general banking business. Seller’s deposits are insured by the FDIC in the manner and to the extent provided by law. Seller has all requisite corporate power and authority to own, lease and operate Seller’s properties and assets and to carry on Seller’s business as presently conducted. Neither the scope of the business of Seller nor the location of any of Seller’s properties requires that Seller be licensed to do business in any jurisdiction other than in Nevada where the failure to be so licensed would have a materially adverse effect on the financial condition, results of operation or business of Seller.

4.2 Capitalization. As of the date of this Agreement, the authorized capital stock of Seller consists of 2,000,000 shares, of which 1,069,398 shares are outstanding. All the outstanding shares of Seller Stock are duly authorized, validly issued, fully paid, nonassessable and without preemptive rights. Except as set forth in Seller’s Disclosure Letter, there are no outstanding options, warrants or other rights in or with respect to the unissued shares of Seller Stock or any other securities convertible into such stock, and Seller is not obligated to issue any additional shares of its capital stock or any options, warrants or other rights in or with respect to the unissued shares of its capital stock or any other securities convertible into such stock. Seller’s Disclosure Letter sets forth a list of all Seller Stock Options, including the name of the optionee, the number of shares of Seller Stock to be issued pursuant to the option and the exercise price of the option.

4.3 Subsidiaries. Except as set forth in Seller’s Disclosure Letter, Seller does not own, directly or indirectly, any outstanding stock, Equity Securities or other voting interest in any corporation, partnership, joint venture or other entity or Person.

4.4 Financial Statements. Seller has previously furnished to Company a copy of the Financial Statements of Seller. The Financial Statements of Seller: (a) present fairly the financial condition of Seller as of the respective dates indicated and its results of operations and cash flow for the respective periods indicated; and (b) have been prepared in accordance with GAAP. The audits of Seller have been conducted in accordance with generally accepted auditing standards. The books and records of Seller are being maintained in material compliance with applicable legal and accounting requirements. Except to the extent (i) reflected in the Financial Statements of

Seller and (ii) of liabilities incurred since December 31, 2004 in the ordinary course of business and consistent with past practice, Seller does not have any liabilities, whether absolute, accrued, contingent or otherwise.

4.5 Authority of Seller. The execution and delivery by Seller of this Agreement and, subject to the requisite approval of the shareholders of Seller, the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Seller, and this Agreement is a valid and binding obligation of Seller enforceable in accordance with its terms, except as the enforce ability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles and by Section 8(b)(6)(D) of the Federal Deposit Insurance Act, 12 USC 1818(b)(6)(D). Except as set forth in Seller’s Disclosure Letter, neither the execution and delivery by Seller of this Agreement, the consummation of the Bank Merger or the transactions contemplated herein, nor compliance by Seller with any of the provisions hereof, will: (a) violate any provision of Seller’s Charter Documents; (b) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement, Encumbrances or other instrument or obligation to which Seller is a party, or by which Seller or any of Seller’s properties or assets is bound, if in any such circumstances, such event could have consequences materially adverse to Seller; or (c) violate any Rule applicable to Seller or any of Seller’s properties or assets. No Consent of any Governmental Entity having jurisdiction over any aspect of the business or assets of Seller, and no Consent of any Person, is required in connection with the execution and delivery by Seller of this Agreement or the consummation by Seller of the Bank Merger and the transactions contemplated hereby, except (i) the approval of this Agreement and the transactions contemplated hereby by the shareholders of Seller; (ii) such approvals or notices as may be required by the FRB and the DFI; (iii) the declaring effective of the S-4 by the SEC and the approvals of all necessary blue sky administrators; and (iv) as otherwise set forth in Seller’s Disclosure Letter.

4.6 Insurance. Seller has policies of insurance and bonds covering Seller’s assets and businesses against such casualties and contingencies and in such amounts, types and forms as are customary in the banking industry for Seller’s business, operations, properties and assets. All such insurance policies and bonds are in full force and effect. Except as set forth in Seller’s Disclosure Letter, Seller has not received notice from any insurer that any such policy or bond has canceled or indicating an intention to cancel or not to renew any such policy or bond or generally disclaiming liability thereunder. Except as set forth in Seller’s Disclosure Letter, Seller is not in default under any such policy or bond and all material claims thereunder have been filed in a timely fashion. Seller’s Disclosure Letter sets forth a list of all policies of insurance carried and owned by Seller, showing the name of the insurance company, the nature of the coverage, the policy limit, the annual premiums and the expiration dates. The existing insurance carried by Seller is sufficient for compliance by Seller with all material requirements of law and regulations and agreements to which Seller is subject or is a party.

4.7 Title to Assets. Seller’s Disclosure Letter sets forth a summary of all items of personal property and equipment with a book value of $50,000 or more, or having an annual lease payment of $25,000 or more, owned or leased by Seller. Seller has good and marketable title to all of Seller’s properties and assets, free and clear of all Encumbrances except: (a) as set forth in the Financial Statements of Seller; (b) Encumbrances for current taxes not yet due; (c) Encumbrances incurred in the ordinary course of business, if any, that, to the knowledge of Seller, (i) are not substantial in character, amount or extent, (ii) do not materially detract from the value, (iii) do not interfere with present use, of the property subject thereto or affected thereby, and (iv) do not otherwise materially impair the conduct of business of Seller; or (d) as set forth in Seller’s Disclosure Letter.

4.8 Real Estate. Seller’s Disclosure Letter sets forth a list of all real property, including leaseholds, owned by Seller, together with (i) a description of the locations thereof, (ii) a description of each real property lease, sublease, installment purchase, or similar arrangement to which Seller is a party, and (iii) a description of each contract for the purchase, sale or development of real estate to which Seller is a party. Seller has good and marketable title to the real property, and valid leasehold interests in the leaseholds, set forth in Seller’s

Disclosure Letter, free and clear of all Encumbrances, except (a) for rights of lessors, co-lessees or subleases in such matters that are reflected in the lease; (b) Encumbrances for current taxes not yet due and payable; (c) Encumbrances incurred in the ordinary course of business, if any, that, to the knowledge of Seller, (i) are not substantial in character, amount or extent, (ii) do not materially detract from the value, (iii) do not interfere with present use, of the property subject thereto or affected thereby, and (iv) do not otherwise materially impair the conduct of business of Seller; or (d) as set forth in Seller’s Disclosure Letter. Seller, as lessee, has the right under valid and subsisting leases to occupy, use and possess all property leased by Seller, as identified in Seller’s Disclosure Letter, and, to the knowledge of Seller, there has not occurred under any such lease any breach, violation or default. Except as set forth in Seller’s Disclosure Letter and except with respect to deductibles under insurance policies set forth in Seller’s Disclosure Letter, Seller has not experienced any uninsured damage or destruction with respect to the properties identified in Seller’s Disclosure Letter. To the knowledge of Seller, all properties and assets used by Seller are in good operating condition and repair, suitable for the purposes for which they are currently utilized, and comply with all applicable Rules related thereto. Seller enjoys peaceful and undisturbed possession under all leases for the use of real or personal property under which Seller is the lessee, and, to the knowledge of Seller, all leases to which Seller is a party are valid and enforceable in all material respects in accordance with the terms thereof except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity. Seller is not in default with respect to any such lease, and to the knowledge of the officers of Seller no event has occurred which with the lapse of time or the giving of notice, or both, would constitute a default under any such lease. Copies of each such lease are attached to Seller’s Disclosure Letter.

4.9 Litigation. Except as set forth in Seller’s Disclosure Letter, to the knowledge of Seller there is no private or governmental suit, claim, action, investigation or proceeding pending, nor to Seller’s knowledge is one threatened, against Seller or against any of Seller’s directors, officers or employees relating to the performance of their duties in such capacities or against or affecting any properties of Seller. There are no judgments, decrees, stipulations or orders against Seller enjoining Seller or any of Seller’s directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area of Seller. To the knowledge of Seller, Seller is not a party to any pending or, to the knowledge of any of its Executive Officers, threatened legal, administrative or other claim, action, suit, investigation, arbitration or proceeding challenging the validity or propriety of any of the transactions contemplated by this Agreement.

4.10 Taxes. Except as set forth in Seller’s Disclosure Letter, Seller has filed all federal and foreign income tax returns, all state and local franchise and income tax, real and personal property tax, sales and use tax, premium tax, excise tax and other tax returns of every character required to be filed by Seller and has paid all taxes, together with any interest and penalties owing in connection therewith, shown on such returns to be due in respect of the periods covered by such returns, other than taxes which are being contested in good faith and for which adequate reserves have been established. Except as set forth in Seller’s Disclosure Letter, Seller has filed all required payroll tax returns, has fulfilled all tax withholding obligations and has paid over to the appropriate governmental authorities the proper amounts with respect to the foregoing. The tax and audit positions taken by Seller in connection with the tax returns described in the preceding sentences were reasonable and asserted in good faith. Adequate provision has been made in the books and records of Seller and, to the extent required by GAAP, reflected in the Financial Statements of Seller, for all tax liabilities, including interest or penalties, whether or not due and payable and whether or not disputed, with respect to any and all federal, foreign, state, local and other taxes for the periods covered by such financial statements and for all prior periods. Seller’s Disclosure Letter sets forth (i) the date or dates through which the IRS has examined the federal tax returns of Seller and the date or dates through which any foreign, state, local or other taxing authority has examined any other tax returns of Seller; (ii) a complete list of each year for which any federal, state, local or foreign tax authority has obtained or has requested an extension of the statute of limitations from Seller and lists each tax case of Seller currently pending in audit, at the administrative appeals level or in litigation; and (iii) the date and issuing authority of each statutory notice of deficiency, notice of proposed assessment and revenue agent’s report issued to Seller within the last twelve (12) months. Except as set forth in Seller’s Disclosure Letter, to the knowledge of Seller, neither the IRS nor any foreign, state, local or other taxing authority has, during the past three years, examined or is in the process of examining any federal, foreign, state, local or other tax returns of Seller. To the knowledge of Seller, neither the IRS nor any foreign, state, local or other taxing authority is now asserting or threatening to assert any deficiency or claim for additional taxes (or interest thereon or penalties in connection therewith) except as set forth in Seller’s Disclosure Letter.

4.11 Compliance with Laws and Regulations. Except as set forth in Seller’s Disclosure Letter, Seller is not in default under or in breach of any provision of its Charter Documents or any Rule promulgated by any Governmental Entity having authority over it, where such default or breach would have a material adverse effect on the business, financial condition or results of operations of Seller.

4.12 Performance of Obligations. Seller has performed all of the obligations required to be performed by it to date and is not in material default under or in breach of any term or provision of any material contract, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default or breach. To Seller’s knowledge, no party with whom Seller has an agreement that is material to its business is in default thereunder.

4.13 Employees. There are no controversies pending or threatened between Seller and any of Seller’s employees that are likely to have a material adverse effect on Seller’s business, financial condition or results of operation of Seller. Seller is not a party to any collective bargaining agreement with respect to any of its employees or any labor organization to which its employees or any of them belong.

4.14 Brokers and Finders. Except as provided in Seller’s Disclosure Letter with copies of any such agreements attached, Seller is not a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and, except as provided in Seller’s Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions provided for herein or therein will result in any liability to any broker or finder.

4.15 Absence of Material Change. Since December 31, 2004, the business of Seller has been conducted only in the ordinary course, in substantially the same manner as theretofore conducted, and, except as set forth in Seller’s Disclosure Letter, there has not occurred since December 31, 2004 any event that has had or may reasonably be expected to have a material adverse effect on the business, prospects, financial condition or results of operation of Seller.

4.16 Licenses and Permits. Seller has all licenses and permits necessary for the conduct of its business, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Seller. The properties and operations of Seller are and have been maintained and conducted, in all material respects, in compliance with all applicable Rules.

4.17 Undisclosed Liabilities. Except as set forth in Seller’s Disclosure Letter Seller does not have any liabilities or obligations, either accrued or contingent, that are material to it and that have not been: (a) reflected or disclosed in the Financial Statements of Seller or (b) incurred subsequent to December 31, 2004 in the ordinary course of business. Seller does not know of any basis for the assertion against it of any liability, obligation or claim (including, without limitation, that of any Governmental Entity) that is likely to result in or cause a material adverse change in the business, prospects, financial condition or results of operations of Seller that is not fairly reflected in the Financial Statements of Seller or otherwise disclosed in this Agreement.

4.18 Employee Benefit Plans.

(a) Except as set forth in Seller’s Disclosure Letter, Seller does not have any “employee benefit plan,” as defined in Section 3(3) of ERISA, any “multiemployer plan” as defined in Section 3(37) of ERISA, any “defined benefit pension plan” within the meaning of Section 3(35) of ERISA nor has Seller ever sponsored or maintained any such plan.

(b) Seller’s Disclosure Letter sets forth copies and descriptions of each Benefit Arrangement maintained or otherwise contributed to by Seller (such plans and arrangements being collectively referred to herein as “Seller Benefit Arrangements”). Except as set forth in Seller’s Disclosure Letter, there has been no material amendment thereof or increase in the cost thereof or benefits payable thereunder since December 31, 2004. Except as set forth in Seller’s Disclosure Letter, there has been no material increase in the compensation of or benefits payable to any senior executive employee of Seller since December 31, 2004, nor any employment, severance or similar contract entered into with any such employee, nor any amendment to any such contract, since December 31, 2004. Except as set forth in Seller’s Disclosure Letter, there is no contract, agreement or benefit arrangement covering any employee of Seller which individually or collectively could give rise to the payment of any amount which would constitute an “excess parachute payment,” as such term is defined in Section 280(G) of the Code.

(c) With respect to all Seller Benefit Arrangements, Seller is in substantial compliance (other than noncompliance the cost or liability for which is not material) with the requirements prescribed by any and all statutes, governmental or court orders, or governmental rules or regulations currently in effect, applicable to such plans or arrangements.

(d) Except for the contracts set forth in Seller’s Disclosure Letter, each Seller Benefit Arrangement and each personal services contract, fringe benefit, consulting contract or similar arrangement with or for the benefit of any officer, director, employee or other person can be terminated by Seller within a period of 30 days following the Effective Time of the Bank Merger, without payment of any amount as a penalty, bonus, premium, severance pay or other compensation for such termination.

(e) Notwithstanding any statement or indication in this Agreement to the contrary, except as set forth on Seller’s Disclosure Letter, there are no Seller Benefit Arrangements as to which Seller or Company/Bank will be required to make any contribution or to make any other payments, whether on behalf of any of the current employees, directors or officers of Seller or on behalf of any other person after the Closing. Seller has no formal plan or commitment, whether legally binding or not, to create any additional Benefit Arrangement, or to modify or change any existing Seller Benefit Arrangement.

(f) None of the Seller Benefit Arrangements nor any trust created thereunder has ever incurred any “accumulated funding deficiency” as such term is defined in Section 412 of the Code, whether or not waived. Furthermore, Seller has no unfunded liability under ERISA in respect of any of the Benefit Arrangements. Seller has made all contributions and paid all amounts due and owing under all of the Seller Benefit Arrangements. Each of the Seller Benefit Arrangements that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter that it is so qualified from the Internal Revenue Service and Seller does not know of any fact, which could adversely affect the qualified status of any such Benefit Arrangement. All amendments required to bring all of the Seller Benefit Arrangements into conformity with all of the applicable provisions of ERISA, the Code, COBRA, HIPAA and all other applicable laws have been made. All contributions required to be made to each of the Seller Benefit Arrangements under the terms of the Benefit Arrangement, ERISA, the Code or any other applicable laws have been timely made. The Financial Statements of Seller properly reflect all amounts required to be accrued as liabilities to date under each of the Seller Benefit Arrangements.

(g) There has not occurred and there does not exist (i) any pending litigation or controversy against any of the Seller Benefit Arrangements or against Seller as the “Employer” or “Sponsor” under the Benefit Arrangements or against the trustee, fiduciaries or administrators of any of the Benefit Arrangements or (ii) any pending or threatened investigation, proceeding, lawsuit, dispute, action or controversies involving any of the Seller Benefit Arrangements, the administrator or trustee of any of the Benefit Arrangements with any of the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation, any participant in the Benefit Arrangements, any service provider to any of the Benefit Arrangements or any other person whatsoever.

(h) Seller has not used the services of (i) workers who have been provided by a third party contract labor supplier for more than six months or who may otherwise be eligible to participate in any of the Seller Benefit

Arrangements or to an extent that would reasonably be expected to result in the disqualification or loss of preferred tax status of any of the Seller Benefit Arrangements or the imposition of penalties or excise taxes with respect to the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other governmental entity; (ii) temporary employees who have worked for more than six months or who may otherwise be eligible to participate in any of the Seller Benefit Arrangements or to an extent that would reasonably be expected to result in the disqualification or loss of preferred tax status of any of the Seller Benefit Arrangements or the imposition of penalties or excise taxes with respect to the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other governmental entity; (iii) individuals who have provided services to Seller as independent contractors for more than six months or who may otherwise be eligible to participate in any of the Seller Benefit Arrangements or to an extent that would reasonably be expected to result in the disqualification or loss of preferred tax status of any of the Seller Benefit Arrangement or the imposition of penalties or excise taxes with respect to the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other governmental entity or (iv) leased employees, as that term is defined in section 414(n) of the Code.

4.19 Corporate Records. The Charter Documents of Seller and all amendments thereto to the date hereof (true, correct and complete copies of which are set forth in Seller’s Disclosure Letter) are in full force and effect as of the date of this Agreement. The minute books of Seller, together with the documents and other materials incorporated therein by reference, reflect all meetings held and contain complete and accurate records of all corporate actions taken by the board of directors of Seller (or any committees thereof) and stockholders. Except as reflected in such minute books, there are no minutes of meetings or consents in lieu of meetings of the board of directors (or any committees thereof) or of the stockholders of Seller.

4.20 Accounting Records. Seller maintains accounting records which fairly and validly reflect, in all material respects, its transactions and accounting controls sufficient to provide reasonable assurances that such transactions are (i) executed in accordance with its management’s general or specific authorization, and (ii) recorded as necessary to permit the preparation of financial statements in conformity with GAAP. Such records, to the extent they contain material information pertaining to Seller, which is not easily, and readily available elsewhere, have been duplicated, and such duplicates are stored safely and securely.

4.21 Offices and ATMs. Set forth in Seller’s Disclosure Letter is a list of the headquarters of Seller (identified as such) and each of the offices and automated teller machines (“ATMs”) maintained and operated (or to be maintained and operated) by Seller (including, without limitation, representative and loan production offices and operations centers) and the location thereof. Except as set forth in Seller’s Disclosure Letter, Seller maintains no other office or ATM and conducts business at no other location, and Seller has not applied for nor received permission to open any additional branch nor operate at any other location. Each ATM maintained and operated by Seller is DES 3 compliant.

4.22 Loan Portfolio. Seller’s Disclosure Letter sets forth a description of: (a) by type and classification, all loans, leases, other extensions and commitments to extend credit of Seller of $25,000 or more, that have been classified by itself, any external loan reviewer or grader, its bank examiners or auditors (external or internal) as “Watch List,” “Substandard,” “Doubtful,” “Loss” or any comparable classification; and (b) all loans due to Seller as to which any payment of principal, interest or any other amount is 30 days or more past due. Seller’s allowance for loan losses is and will be at the Effective Time in accordance with GAAP in all materials respects and in accordance with all applicable regulatory requirements of any Governmental Entity.

4.23 Power of Attorney. Except as set forth in Seller’s Disclosure Letter, Seller has not granted any Person a power of attorney or similar authorization that is presently in effect or outstanding.

4.24 Operating Losses. Seller’s Disclosure Letter sets forth any Operating Loss, which has occurred at Seller during the period after December 31, 2004. To the knowledge of Seller, no action has been taken or omitted to be taken by an employee of Seller that has resulted in the incurrence by Seller of an Operating Loss or that might reasonably be expected to result in an Operating Loss after December 31, 2004, which, net of any insurance proceeds payable in respect thereof, would exceed $25,000. “Operating Loss” means any loss resulting from cash shortages, lost or misposted items, disputed clerical and accounting errors, forged checks, payment of checks over stop payment orders, counterfeit money, wire transfers made in error, theft, robberies, defalcations, check kiting, fraudulent use of credit cards or electronic teller machines or other similar acts or occurrences.

4.25 Environmental Matters. Except as set forth in Seller’s Disclosure Letter, to the knowledge of Seller, (i) Seller is in compliance with all Environmental Laws; (ii) there are no Tanks on or about Seller Property; (iii) there are no Hazardous Materials on, below or above the surface of, or migrating to or from Seller Property; (iv) Seller does not have loans outstanding secured by real property that is not in compliance with Environmental Laws or which has a leaking Tank or upon which there are Hazardous Materials on or migrating to or from; and (v) without limiting the foregoing representations and warranties contained in clauses (i) through (iv), as of the date of this Agreement, to the knowledge of Seller, there is no claim, action, suit, or proceeding or notice thereof before any Governmental Entity pending against Seller or concerning property securing Seller loans and there is no outstanding judgment, order, writ, injunction, decree, or award against or affecting Seller Property or property securing Seller loans, relating to the foregoing representations (i) – (iv), in each case the noncompliance with which, or the presence of which would have a material adverse effect on the business, financial condition, results of operations or prospects of Seller. “Seller Property” shall mean real estate currently owned, leased, or otherwise used by Seller, or in which Seller has an investment or security interest by mortgage, deed of trust, sale and lease-back or otherwise, including without limitation, properties under foreclosure and properties held by Seller in its capacity as a trustee or otherwise. For purposes of this Agreement, the term “Environmental Laws” shall mean all applicable statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises, and similar items of all Governmental Entities and all applicable judicial, administrative, and regulatory decrees, judgments, and orders relating to the protection of human health or the environment, including, without limitation: all requirements, including, but not limited to those pertaining to reporting, licensing, permitting, investigation, and remediation of emissions, discharges, releases, or threatened releases of Hazardous Materials, chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials or wastes whether solid, liquid, or gaseous in nature, into the air, surface water, groundwater, or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of chemical substances, pollutants, contaminates, or hazardous or toxic substances, materials, or wastes, whether solid, liquid, or gaseous in nature and all requirements pertaining to the protection of the health and safety of employees or the public. “Tank” shall mean treatment or storage Tanks, sumps, or water, gas or oil wells and associated piping transportation devices. “Hazardous Materials” shall mean any substance the presence of which requires investigation or remediation under any federal, state, or local statute, regulation, ordinance, order, action, policy or common law, or which is or becomes defined as a hazardous waste, hazardous substance, hazardous material, used oil, pollutant or contaminant under any federal, state or local statute, regulation, rule or ordinance or amendments thereto including without limitation, the Comprehensive Environmental Response; Compensation and Liability Act (42 USC 9601, et seq.); the Resource Conservation and Recovery Act (42 USC 6901, et seq.); the Clean Air Act, as amended (42 USC 7401, et seq.); the Federal Water Pollution Control Act, as amended (33 USC 1251, et seq.); the Toxic Substances Control Act, as amended (15 USC 2601, et seq.); the Occupational Safety and Health Act, as amended (29 USC 65); the Emergency Planning and Community Right-to-Know Act of 1986 (42 USC 11001, et seq.); the Mine Safety and Health Act of 1977, as amended (30 USC 801, et seq.); the Safe Drinking Water Act (42 USC 300f, et seq.); and all comparable state and local laws; laws of other jurisdictions or orders and regulations; or the presence of which causes or threatens to cause a nuisance, trespass or other common law tort upon real property or adjacent properties or poses or threatens to pose a hazard to the health or safety of persons or without limitation, which contains gasoline, diesel fuel or other petroleum hydrocarbons; polychlorinated biphenyls (PCB’s), asbestos or urea formaldehyde foam insulation. For purposes of this Section only, “knowledge” shall mean the actual knowledge of Seller without the imposition of any duty of inquiry beyond that required in Seller’s lending policies.

4.26 Community Reinvestment Act. Seller received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act. Seller has not been advised of any concerns regarding Seller’s compliance with the Community Reinvestment Act by any Governmental Entity or by any other Person.

4.27 Derivatives. Seller is not a party to or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivative contract (including various combinations thereof) or owns securities that are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives.”

4.28 Material Contracts. Except as set forth in Seller’s Disclosure Letter (all items listed or required to be listed in Seller’s Disclosure Letter as a result of this Section being referred to herein as “Seller Scheduled Contracts”), Seller is not a party or otherwise subject to:

(a) any employment, deferred compensation, bonus or consulting contract;

(b) any advertising, brokerage, licensing, dealership, representative or agency relationship or contract;

(c) any contract or agreement that would restrict Company or the Surviving Bank after the Effective Time from competing in any line of business with any Person or using or employing the services of any Person;

(d) any collective bargaining agreement or other such contract or agreement with any labor organization;

(e) any lease of real or personal property providing for annual lease payments by or to Seller in excess of $25,000 per annum other than financing leases entered into in the ordinary course of business in which Seller is lessor and leases of real property presently used by Seller as banking offices.

(f) any mortgage, pledge, conditional sales contract, security agreement, option, or any other similar agreement with respect to any interest of Seller (other than as mortgagor or pledgor in the ordinary course of their banking business or as mortgagee, secured party or deed of trust beneficiary in the ordinary course of Seller’s business) in personal property having a value of $25,000 or more;

(g) any stock purchase, stock option, stock bonus, stock ownership, profit sharing, group insurance, bonus, deferred compensation, severance pay, pension, retirement, savings or other incentive, welfare or employment plan or material agreement providing benefits to any present or former employees, officers or directors of Seller;

(h) any agreement to acquire equipment or any commitment to make capital expenditures of $10,000 or more;

(i) any agreement for the sale of any property or assets in which Seller has an ownership interest or for the grant of any preferential right to purchase any such property or asset;

(j) any agreement for the borrowing of any money (other than liabilities or interbank borrowings made in the ordinary course of their banking business and reflected in the financial records of Seller);

(k) any restrictive covenant contained in any deed to or lease of real property owned or leased by Seller (as lessee) that materially restricts the use, transferability or value of such property;

(l) any guarantee or indemnification which involves the sum of $25,000 or more, other than letters of credit or loan commitments issued in the normal course of business;

(m) any supply, maintenance or landscape contracts not terminable by Seller without penalty on 30 days or less notice and which provides for payments in excess of $25,000 per annum;

(n) other than as disclosed with reference to subparagraph (k) of this Section 4.28, any agreement which would be terminable other than by Seller or as a result of the consummation of the transactions contemplated by this Agreement;

(o) any contract of participation with any other bank in any loan entered into by Seller subsequent to December 31, 2004 in excess of $25,000, or any sales of assets of Seller with recourse of any kind to Seller, or any agreement providing for the sale or servicing of any loan or other asset which constitutes a “recourse arrangement” under applicable regulation or policy promulgated by a Governmental Entity (except for agreements for the sale of guaranteed portions of loans guaranteed in part by the U.S. Small Business Administration and related servicing agreements);

(p) any other agreement of any other kind, including for data processing and similar services, which involves future payments or receipts or performances of services or delivery of items requiring aggregate payment of $10,000 or more to or by Seller other than payments made under or pursuant to loan agreements, participation agreements and other agreements for the extension of credit in the ordinary course of Seller’s business;

(q) any material agreement, arrangement or understanding not made in the ordinary course of business;

(r) any agreement, arrangement or understanding relating to the employment, election, retention in office or severance of any present or former director, officer or employee of Seller;

(s) any agreement, arrangement or understanding pursuant to which any payment (whether severance pay or otherwise) became or may become due to any director, officer or employee of Seller upon execution of this Agreement or upon or following consummation of the transactions contemplated hereby (either alone or in connection with the occurrence of any additional acts or events); or

(t) any written agreement, supervisory agreement, resolution, memorandum of understanding, consent order, cease and desist order, capital order, or condition of any regulatory order or decree with or by the DFI, FDIC, FRB or any other regulatory agency.

True copies of all Seller Scheduled Contracts, including all amendments and supplements thereto, are attached to Seller’s Disclosure Letter.

4.29 Trust Administration. Seller does not presently exercise trust powers, including, but not limited to, trust administration, and has not exercised such trust powers for a period of at least 3 years prior to the date hereof. The term “trusts” as used in this Section 4.29 includes (i) any and all common law or other trusts between an individual, corporation or other entities and Seller, as trustee or co-trustee, including, without limitation, pension or other qualified or nonqualified employee benefit plans, compensation, testamentary, inter vivos, charitable trust indentures; (ii) any and all decedents’ estates where Seller is serving or has served as a co-executor or sole executor, personal representative or administrator, administrator de bonis non, administrator de bonis non with will annexed, or in any similar fiduciary capacity; (iii) any and all guardianships, conservatorships or similar positions where Seller is serving or has served as a co-grantor or a sole grantor or a conservator or a co-conservator of the estate, or any similar fiduciary capacity; and (iv) any and all agency and/or custodial accounts and/or similar arrangements, including plan administrator for employee benefit accounts, under which Seller is serving or has served as an agent or custodian for the owner or other party establishing the account with or without investment authority.

4.30 Regulatory Approvals. To the knowledge of Seller, except as described in Seller’s Disclosure Letter, Seller has no reason to believe that all required approvals from any Governmental Entity of any application to consummate the transactions contemplated by this Agreement would not be received without the imposition of a materially burdensome condition in connection with the approval of any such application.

4.31 Indemnification. Seller is not a party to any indemnification agreement with any of its present officers, directors, employees, agents or other persons who serve or served in any capacity with any other enterprise at the request of Seller, and to the knowledge of Seller, there are no claims for which any of such persons would be entitled to indemnification by Seller if such provisions were deemed in effect, except as set forth in Seller’s Disclosure Letter.

4.32 Intellectual Property. Except as set forth in Seller’s Disclosure Letter, Seller owns or possesses valid and binding licenses and other rights to use without payment all material patents, copyrights, trade secrets, trade names, service marks and trademarks used in Seller’s business; and Seller has not received any notice with respect thereto that asserts the rights of others. Seller has in all material respects performed all the obligations required to be performed by Seller, and is not in default in any material respect under any license, contract, agreement, arrangement or commitment relating to any of the foregoing.

4.33 Investment Securities. Seller has set forth on its Disclosure Letter a list of each Investment Security held by Seller on March 31, 2005. Such list sets forth, with respect to each such Investment Security: (i) the issuer thereof; (ii) the outstanding balance or number of shares; (iii) the maturity, if applicable; (iv) the title of issue; and (v) the classification under SFAS No. 115.

4.34 Certain Interests. Seller’s Disclosure Letter sets forth a description of each instance in which an officer or director of Seller (a) has any material interest in any property, real or personal, tangible or intangible, used by or in connection with the business of Seller; (b) is indebted to Seller except for normal business expense advances; or (c) is a creditor (other than as a deposit holder) of Seller except for amounts due under normal salary and related benefits or reimbursement of ordinary business expenses. Except as set forth in the Seller’s Disclosure Letter, all such arrangements are arm’s length transactions pursuant to normal commercial terms and conditions and comply with all Rules.

4.35 Bank Secrecy Act. Except as set forth in Seller’s Disclosure Letter, Seller has not been advised of any supervisory concerns regarding its compliance with the Bank Secrecy Act (31 USC 5322, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (b) the maintenance of records and (c) the exercise of due diligence in identifying customers.

ARTICLE 5

AGREEMENTS WITH RESPECT TO CONDUCT OF

COMPANY AND BANK AFTER THE DATE HEREOF

Company and Bank covenant and agree with Seller as follows:

5.1 Material Adverse Changes; Reports; Financial Statements; Filings.

(a) Company and Bank will promptly notify Seller (i) of any event of which Company or Bank obtains knowledge which may materially and adversely affect the business, financial condition, prospects or results of operations of either Company or Bank; or (ii) in the event Company or Bank determine that it is possible that the conditions to the performance of Seller set forth in Sections 8.1 and 8.3 may not be satisfied.

(b) Company and Bank will furnish to Seller, as provided in Section 11.12 of this Agreement, as soon as practicable, and in any event within 5 Business Days after it is prepared or becomes available to either Company or Bank, (i) quarterly unaudited consolidated balance sheets and statements of operations, and changes in stockholders’ equity for Company and Bank; (ii) monthly unaudited consolidated balance sheets and statements of operations for Company and Bank; (iii) as soon as available, all letters and communications sent by Company to its shareholders and all reports filed by Company or Bank with the SEC, the FRB, the DFI and any other Person; and (iv) all regulatory applications relating to the transactions contemplated by this Agreement and all correspondence relating thereto.

(c) Each of the financial statements delivered pursuant to subsection (b) shall be (i) prepared in accordance with GAAP on a basis consistent with that of the Financial Statements of Company, except that such financial statements may omit statements of cash flows and footnote disclosures required by GAAP; and (ii) accompanied by a certificate of the chief financial officer to the effect that such consolidated financial statements fairly present the financial condition and results of operations of Company and Bank for the period covered, and reflect all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation.

5.2 Conduct of Business.

(a) Between the date hereof and the Effective Time, except as contemplated by this Agreement and subject to requirements of law and regulation generally applicable to bank holding companies and banks, Company or Bank shall not, without prior written consent of Seller (which consent shall not be unreasonably withheld and which consent shall be deemed granted if within five (5) Business Days of Seller’s receipt of written notice of a request for prior written consent, written notice of objection is not received by Company and Bank):

(1) amend, modify, terminate or fail to renew or preserve their material Permits;

(2) amend or modify its Charter Documents except as contemplated hereby;

(3) agree or make any commitment to take any actions prohibited by this Section 5.2;

(4) take any action which would or is reasonably likely to (i) adversely affect the ability of Company or Bank to obtain any necessary approval of any Governmental Entity required for the transactions contemplated hereby; (ii) adversely affect Company’s or Bank’s ability to perform their covenants and agreements under this Agreement; or (iii) result in any of the conditions to the performance of Company’s or Bank’s obligations hereunder, as set forth in Article 8 herein not being satisfied;

(5) knowingly take or cause to be taken any action, which would disqualify the Bank Merger as a “reorganization” within the meaning of Section 368 of the Code; and

(6) enter into or complete any transaction for (i) the acquisition, merger or consolidation of the Company or the Bank where the Company or the Bank, as the case may be, is not the surviving entity, (ii) the sale of all or substantially all of the assets of the Company or the Bank, without making necessary and appropriate provision in the documents for such an acquisition, merger, consolidation or sale of assets for the consummation of the Bank Merger and the other transactions contemplated by this Agreement, or (iii) enter into an acquisition, merger or consolidation involving the Company or Bank, where such acquisition, merger or consolidation could result in the delay of the Closing beyond October 31, 2005; provided, however, the public or private sale of securities for cash consideration, the acquisition or disposition of loans or loan participations, investment securities and related activities in the ordinary course of the banking business shall not be prohibited by this provision.

(b) Between the date hereof and the Effective Time, Company and Bank shall:

(1) duly observe and conform in all material respects to all lawful requirements applicable to its business; and

(2) maintain their assets and properties in good condition and repair, normal wear and tear excepted.

5.3 Disclosure Letter. Promptly in the case of material matters, and not less than monthly in the case of all other matters, Company and Bank shall amend or supplement the Company Disclosure Letter provided for herein pertaining to Company and Bank as necessary so that the information contained therein accurately reflects the then current status of Company and Bank and shall transmit copies of such amendments or supplements to Seller in accordance with Section 11.12 of this Agreement.

5.4 Bank Shareholder Approval. Bank will promptly take action necessary in accordance with applicable law and its Charter Documents to obtain the approval of its shareholder of the Bank Merger, this Agreement and related matters. Company shall vote all shares of Bank Stock which it owns in favor of the Bank Merger, this Agreement and related matters.

5.5 Consents and Approvals.

(a) Company and Bank will cooperate with Seller in the preparation of all filings, applications, notices and requests for waiver for Consents necessary or desirable for the transactions contemplated in this Agreement. Company’s and Bank’s cooperation hereunder shall include, but not be limited to, providing all information concerning Company or Bank and their respective shareholders as may be required for such filings, applications, notices and requests for Consents and signing, to the extent required, all such filings, applications, notices and requests.

(b) To the extent that the consent of a third party (“Third Party Consent”) with respect to any contract, agreement, license, franchise, lease, commitment, arrangement, Permit or release that is material to the business of Company or Bank or that is contemplated in this Agreement is required in connection with the transactions contemplated in this Agreement, Company and Bank shall use its best efforts to obtain such consent prior to the Effective Time.

5.6 Compliance with Rules. Company and Bank shall comply with the requirements of all applicable Rules, the noncompliance with which would materially and adversely affect the assets, liabilities, business, financial condition or results of operations or prospects of Company or Bank.

5.7 Agreement of Bank Merger. As soon as practicable, Bank shall execute the Agreement of Bank Merger.

5.8 Insurance and Indemnification.

(a) Company and Bank shall permit Seller to use commercially reasonable efforts to extend the discovery period of its directors’ and officers’ liability insurance for a period of up to forty-eight (48) months with respect to all matters arising from facts or events which occurred before the Effective Time for which Seller would have had an obligation to indemnify its directors and officers; provided, however, that the total costs to Seller, Company and Bank of the premiums for such coverage shall not exceed an aggregate of $55,400 (the “Insurance Amount”). If Company is unable to maintain or obtain the insurance called for by this Section 5.8 as a result of the preceding provision, Company shall use commercially reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount with respect to acts or omissions occurring prior to the Effective Time of the Merger by such directors and officers in their capacities as such. If Company shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Company shall assume the obligations set forth in this Section 5.8.

(b) For a period of forty-eight (48) months after the Effective Time, Company shall, and shall cause its subsidiaries to, maintain and preserve the rights to indemnification of officers and directors provided for in the Charter Documents of Seller as in effect on the date hereof with respect to indemnification for liabilities and claims arising out of acts, omissions, events, matters or circumstances occurring or existing prior to the Effective Time, including, without limitation, the Bank Merger and the other transactions contemplated by this Agreement, to the extent such rights to indemnification are not in excess of that permitted by applicable state or federal laws or regulatory authorities.

(c) The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each director or officer of Seller and his or her heirs and representatives. There shall be no duplication of benefits pursuant to Section 5.8 (a) and (b).

5.9 Rule 144 Compliance. From and after the Effective Time, Company shall file all reports with the SEC necessary to permit the shareholders of Seller who may be deemed “underwriters” (within the meaning of Rule 145 under the Securities Act) of the Seller Stock to sell Company Stock received by them in connection with the Bank Merger pursuant to Rules 144 and 145(d) under the 1933 Act if they would otherwise be so entitled; provided, however, that Company is otherwise required by Rule to file such reports with the SEC.

5.10 Access. Company and Bank will authorize and permit Seller, its representatives, accountants and counsel, to have access during normal business hours, on notice and in such manner as will not unreasonably interfere with the conduct of the businesses of Company and Bank, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, tax returns, tax settlement letters, contracts and documents, and all other information with respect to their business affairs, financial condition, assets and liabilities as Seller may from time to time reasonably request. Company and Bank shall permit Seller, its representatives, accountants and counsel to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of Company and Bank with such third Persons, including, without limitation, its directors, officers, employees, accountants, counsel and creditors, as Seller considers necessary or appropriate for the purposes of familiarizing itself with the businesses and operations of Company and Bank, obtaining any necessary orders, consents or approvals of the transactions contemplated by this Agreement by any Governmental Entity and conducting an evaluation of the assets and liabilities of Seller. Company and Bank will cause McGladrey & Pullen, LLP, to make available to Seller, its accountants, counsel and other agents, such personnel, work papers and other documentation of such firm relating to its work papers and its audits of the books and records of Company and Bank as may be requested by Seller in connection with its review of the foregoing matters. Notwithstanding any of the foregoing, neither Company nor Bank shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client or other privilege with respect to such information or contravene any Rule but Company and Bank shall use their reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable.

ARTICLE 6

AGREEMENTS WITH RESPECT TO

CONDUCT OF SELLER AFTER THE DATE HEREOF

Seller covenants and agrees with Company and Bank as follows:

6.1 Access. (a) Seller will authorize and permit Company, its representatives, accountants and counsel, to have access during normal business hours, on notice and in such manner as will not unreasonably interfere with the conduct of the businesses of Seller, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, tax returns, tax settlement letters, contracts and documents, and all other information with respect to its business affairs, financial condition, assets and liabilities as Company may from time to time reasonably request. Seller shall permit Company, its representatives, accountants and counsel to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of Seller with such third Persons, including, without limitation, its directors, officers, employees, accountants, counsel and creditors, as Company considers necessary or appropriate for the purposes of familiarizing itself with the businesses and operations of Seller, obtaining any necessary orders, consents or approvals of the transactions contemplated by this Agreement by any Governmental Entity and conducting an evaluation of the assets and liabilities of Seller. Seller will cause McGladrey & Pullen, LLP, to make available to Company, its accountants, counsel and other agents, such personnel, work papers and other documentation of such firm relating to its work papers and its audits of the books and records of Seller as may be requested by Company in connection with its review of the foregoing matters. Notwithstanding any of the foregoing, Seller shall not be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client or other privilege with respect to such information or contravene any Rule but Seller shall use its reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable.

(b) The Chairman of the Board or President of Company, or in their absence another representative of Company shall be invited by Seller to attend all regular and special Board of Directors and committee meetings of Seller from the date hereof until the Effective Time. Seller shall inform Company of all such Board meetings at least 5 Business Days in advance of each such meeting; provided, however, that the attendance of such representative of Company shall not be permitted at any meeting, or portion thereof, for the sole purpose of discussing the transaction contemplated by this Agreement or the obligations of Seller under this Agreement.

6.2 Material Adverse Changes; Reports; Financial Statements; Filings.

(a) Seller will promptly notify Company (i) of any event of which Seller obtains knowledge which may materially and adversely affect the business, financial condition, prospects or results of operations of Seller; (ii) in the event Seller determines that it is possible that the conditions to the performance of Company set forth in Sections 8.1 and 8.2 may not be satisfied; or (iii) any event, development or circumstance other than the transactions contemplated by this Agreement that, to the best knowledge of Seller, will or, with the passage of time or the giving of notice or both, is reasonably expected to result in the loss to Seller of the services of any Executive Officer of Seller.

(b) Seller will furnish to Company, as provided in Section 11.12 of this Agreement, as soon as practicable, and in any event within 5 Business Days after it is prepared or becomes available to Seller, (i) a copy of any report submitted to the board of directors of Seller and access to the working papers related thereto and copies of other operating or financial reports prepared for management of any of its businesses and access to the working papers related thereto provided, however, that Seller need not furnish Company any privileged communications of or memoranda prepared by its legal counsel in connection with the transactions contemplated by, and the rights and obligations of Seller under this Agreement; (ii) quarterly unaudited balance sheets and statements of operations, and changes in stockholders’ equity for Seller; (iii) monthly unaudited balance sheets and statements of operations for Seller; (iv) as soon as available, all letters and communications sent by Seller to its shareholders and all reports filed by Seller with the OCC and any other Person; and (v) such other reports as Company may reasonably request relating to Seller.

(c) Each of the financial statements delivered pursuant to subsection (b) shall be (i) prepared in accordance with GAAP on a basis consistent with that of the Financial Statements of Seller, except that such financial statements may omit statements of cash flows and footnote disclosures required by GAAP; and (ii) accompanied by a certificate of the chief financial officer to the effect that such financial statements fairly present the financial condition and results of operations of Seller for the period covered, and reflect all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation.

6.3 Conduct of Business.

(a) Between the date hereof and the Effective Time, except as contemplated by this Agreement, and subject to requirements of law and regulation generally applicable to banks, Seller shall not, without prior written consent of Company (which consent shall not be unreasonably withheld and which consent [except with respect to subparagraph (29) of this Section 6.3(a)] shall be deemed granted if within five (5) Business Days of Company’s receipt of written notice of a request for prior written consent, written notice of objection is not received by Seller):

(1) amend, modify, terminate or fail to renew or preserve its material Permits;

(2) amend or modify in any material respect, or, except as they may expire in accordance with their terms, terminate any Seller Scheduled Contract or any other material contract or agreement to which Seller is a party, or materially default in the performance of any of its obligations under any such contract or agreement;

(3) enter into any agreement or contract that would be required to be included as a Seller Scheduled Contract;

(4) terminate or unilaterally fail to renew any existing insurance coverage or bonds;

(5) make any loan or other extension of credit, or enter into any commitment to make any loan or other extension of credit to any director, officer, employee or shareholder holding 5% or more of the outstanding shares of Seller Stock except for any loan, extension of credit or commitment made after the date hereof not exceeding $50,000, to any such person; provided, however, that the aggregate of all loans, extensions of credit or commitments made after the date hereof to any such person shall not exceed $100,000;

(6) grant any general or uniform increase in the rate of pay to any employee or employee benefit or profit sharing plan or increase the salary, bonus or employee benefits of any non-exempt employee or agent except in the ordinary course of business and consistent with past practice or established practices; or pay any severance or similar payment to any Person;

(7) grant any promotion or any increase in the rate of pay to any employee or pursuant to any profit sharing plan or increase in any employee benefits or pay any bonus, severance or similar payment to any employee except in the ordinary course of business and consistent with past practice or established practices or pay any severance or similar payment to any Person; provided, however, that Seller may pay up to $100,000 in the aggregate in bonuses immediately prior to the Effective Time to non-executive officers and employees subject to the Company’s being notified as to individuals and amounts;

(8) sell, transfer, mortgage, encumber or otherwise dispose of any assets or release or waive any claim, except in the ordinary course of business and consistent with past practice or as required by any existing contract or for ordinary repairs, renewals or replacements or as contemplated in this Agreement;

(9) except for the exercise of Seller Stock Options outstanding on the date hereof, issue, sell, or grant any Equity Securities of Seller, any other securities (including long term debt), or any rights, options or securities to acquire any stock of Seller Stock, or any Equity Securities of Seller, or any other securities (including long term debt) of Seller;

(10) declare, issue or pay any dividend or other distribution of assets, whether consisting of money, other personal property, real property or other things of value, to the shareholders of Seller, or split, combine or reclassify any shares of its capital stock or other Equity Securities;

(11) purchase, redeem or otherwise acquire any Equity Securities, or other securities of Seller or any rights, options, or securities to acquire any Equity Securities of Seller;

(12) amend or modify its Charter Documents;

(13) make its credit underwriting policies, standards or practices relating to the making of loans and other extensions of credit, or commitments to make loans and other extensions of credit, less stringent than those in effect as of the date hereof;

(14) make any capital expenditures, or commitments with respect thereto, in excess of $25,000;

(15) make extraordinary payments to any Person other than as contemplated, or as disclosed, in this Agreement;

(16) make any investment by purchase of stock or securities (including an Investment Security), contributions to capital, property transfers or otherwise in any other Person, except for federal funds or obligations of the United States Treasury, or in the ordinary course of business and consistent with past or established practices;

(17) compromise or otherwise settle or adjust any assertion or claim of a deficiency in taxes (or interest thereon or penalties in connection therewith); file any appeal from an asserted deficiency except in a form previously approved by Company in writing; file or amend any United States federal, foreign, state or local tax return without Company’s prior written approval, which approval shall not be unreasonably withheld; or make any tax election or change any method or period of accounting unless required by GAAP or applicable law;

(18) enter into or consent to any new employment agreement or other Benefit Arrangement, or amend or modify any employment agreement or other Seller Benefit Arrangement in effect on the date of this Agreement to which Seller is a party or bound;

(19) grant any Person a power of attorney or similar authority except in accordance with a written policy previously disclosed to Company;

(20) agree or make any commitment to take any actions prohibited by this Section 6.3;

(21) change any of Seller’s basic policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, profit and tax planning, personnel practices or any other material aspect of Seller’s business or operations, except such changes as may be required in the opinion of management to respond to economic or market conditions or as may be required by any Governmental Entity;

(22) take any action which would or is reasonably likely to (i) adversely affect the ability to obtain any necessary approval of any Governmental Entity required for the transactions contemplated hereby; (ii) adversely affect Seller’s ability to perform their covenants and agreements under this Agreement; or (iii) result in any of the conditions as set forth in Article 8 herein not being satisfied;

(23) reclassify any Investment Security from hold-to-maturity or available for sale to trading;

(24) sell any Investment Security prior to maturity, except in the ordinary course of business;

(25) knowingly take or cause to be taken any action which would disqualify the Bank Merger as a “reorganization” within the meaning of Section 368 of the Code;

(26) settle any claim, action or proceeding involving any material liability for monetary damages or enter into any settlement agreement containing material obligations;

(27) make, acquire a participation in, or reacquire an interest in a participation sold of, any loan that is not in compliance with its normal credit underwriting standards, policies and procedures as in effect as of the date of this Agreement; or renew, extend the maturity of, or alter any of the material terms of any such loan for a period of greater than six months;

(28) incur any indebtedness for borrowed money or assume, guaranty, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, except for (i) in connection with banking transactions with banking customers in the ordinary course of business, or (ii) short-term borrowings (30 days or less) made at prevailing market rates and terms; and

(29) grant, renew or commit to grant or renew any extension of credit if such extension of credit, together with all other credit then outstanding to the same Person and all Affiliated Persons, would exceed $250,000 on an unsecured basis or $500,000 on a secured basis. Consent shall be deemed granted if within three (3) Business Days of written notice delivered to Bank’s Chief Credit Officer, written notice of objection is not received by Seller.

(b) Between the date hereof and the Effective Time, Seller shall:

(1) duly observe and conform in all material respects to all lawful requirements applicable Seller’s business and conduct Seller’s business in the ordinary course in substantially the manner heretofore conducted and in accordance with sound banking practice;

(2) use its reasonable best efforts to maintain its assets and properties in good condition and repair, normal wear and tear excepted;

(3) promptly upon learning of such information, advise Company in writing of any event or any other transaction within its knowledge whereby any Person or Related Group of Persons acquires, directly or indirectly, record or beneficial ownership or control (as defined in Rule 13d-3 promulgated by the SEC under the Exchange Act) of five percent (5%) or more of the outstanding Seller Stock prior to the record date fixed for the Seller Shareholders’ Meeting or any adjourned meeting thereof to approve this Agreement and the transaction contemplated herein;

(4) promptly notify Company regarding receipt from any tax authority of any notification of the commencement of an audit, any request to extend the statute of limitations, any statutory notice of deficiency, any revenue agent’s report, any notice of proposed assessment, or any other similar notification of potential adjustments to the tax liabilities of Seller, or any actual or threatened collection enforcement activity by any tax authority with respect to tax liabilities of Seller; and

(5) maintain an allowance for loan and lease losses consistent with practices and methodology as in effect on the date of the execution of this Agreement, and shall not, notwithstanding any recoveries received with respect to loans previously charged off, reduce the allowance for loan and lease losses below the amount in effect on the date of the execution of this Agreement.

6.4 Certain Loans and Other Extensions of Seller. Seller will promptly inform Company of the amounts and categories of any loans, leases or other extensions of credit that have been classified by any Governmental Entity or by any internal or external loan reviewer of Seller as “Watch List,” “Substandard,” “Doubtful,” “Loss” or any comparable classification. Seller will furnish to Company, as soon as practicable, and in any event within 10 days after the end of each calendar month, schedules including a listing of the following:

(a) classified credits, showing with respect to each such credit in amount equal to or exceeding $25,000, the classification category, credit type, and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(b) nonaccrual credits, showing with respect to each such credit in amount equal to or exceeding $25,000, the credit type and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(c) accrual exception credits that are delinquent 90 or more days and have not been placed on nonaccrual status, showing with respect to each such credit in amount equal to or exceeding $25,000, the credit type and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(d) delinquent credits showing with respect to each such credit in amount equal to or exceeding $25,000, the credit type, office and an aging schedule broken down into 30-59, 60-89, 90 + day categories, and with respect to all other such credits, by credit type, office and by aging category, the aggregate dollar amount;

(e) loan and lease participations, stating, with respect to each, whether it is purchased or sold, the loan or lease type, and the office;

(f) loans or leases (including any commitments) by Seller to any director, officer, or employee of Seller, or any shareholder holding 5% or more of the capital stock of Seller, including with respect to each such loan or lease, the identity and, to the best knowledge of Seller, the relation of the borrower to Seller, the loan or lease type and the outstanding and undrawn amounts;

(g) letters of credit, showing with respect to each letter of credit in an amount equal to or exceeding $25,000, the credit type and office, and showing with respect to all other such letters of credit, by credit type and office, the aggregate dollar amount;

(h) loans or leases charged off during the previous month, showing with respect to each such loan or lease, the credit type and office;

(i) loans or leases written down during the previous month, including with respect to each the original amount, the write-off amount, credit type and office;

(j) other real estate or assets owned, stating with respect to each its credit type;

(k) a reconciliation of the allowance for loan and lease losses, identifying specifically the amount and sources of all additions and reductions to the allowance (which may be by reference to specific portions of another schedule furnished pursuant to this Section 6.4 and, in the case of unallocated adjustments, shall disclose the methodology and calculations through which the amount of such adjustment was determined);

(l) extensions of credit whether unsecured or secured in amount equal to or exceeding $100,000, originated on or after the date of the schedule previously provided to Company (or if it is the first such schedule, the date of this Agreement) and before the date of the schedule in which reported, showing with respect to each, the credit type and the office; and

(m) renewals or extensions of maturity of outstanding extensions of credit whether unsecured or secured in amount equal to or exceeding $100,000, showing with respect to each, the credit type and the office.

6.5 Disclosure Letter. Promptly in the case of material matters, and not less than monthly in the case of all other matters, Seller shall amend or supplement the Seller Disclosure Letter provided for herein pertaining to Seller as necessary so that the information contained therein accurately reflects the then current status of Seller and shall transmit copies of such amendments or supplements to Company in accordance with Section 11.12 of this Agreement.

6.6 Shareholder Approval. Seller will promptly take action necessary in accordance with applicable law and its Charter Documents to convene a meeting of its shareholders (the “Seller Shareholders’ Meeting”) to be held as soon as practicable, for the purpose of voting on this Agreement and the Bank Merger. In connection with the Seller Shareholders’ Meeting, (i) the Board of Directors of Seller shall, subject to the Board’s fiduciary duties, recommend shareholder approval of the Bank Merger, this Agreement and related matters; and (ii) Seller shall use its reasonable best efforts to obtain such shareholder approval by the largest possible percentage and (iii) Seller shall use its reasonable best efforts to cause the number of Seller perfected dissenting shares to be the least possible number. The board of directors of Seller shall not, in a manner adverse to Company, (x) withdraw, modify or qualify, or propose to withdraw, modify or qualify, such recommendation, (y) take any action or make any statement in connection with the Seller Shareholders’ Meeting inconsistent with such recommendation or (z) recommend any Competing Transaction (as defined in Section 6.12) (any action referred to in clause (x), (y) or (z) being a “Change in Recommendation”). Notwithstanding the foregoing, the board of directors of Seller shall be permitted to take the actions described in clauses (x) through (z) above if Seller has complied in all material respects with Section 6.12.

6.7 Consents and Approvals.

(a) Seller will cooperate with Company in the preparation of all filings, applications, notices and requests for waiver for Consents necessary or desirable for the consummation of the transactions contemplated in this Agreement. Seller’s cooperation hereunder shall include, but not be limited to, providing all information concerning Seller and its shareholders as may be required for such filings, applications, notices and requests for Consents and signing, to the extent required, all such filings, applications, notices and requests.

(b) To the extent that a Third Party Consent with respect to any contract, agreement, license, franchise, lease, commitment, arrangement, Permit or release that is material to the business of Seller or that is contemplated in this Agreement is required in connection with the transactions contemplated in this Agreement, Seller shall obtain such consent prior to the Effective Time.

6.8 Preservation of Employment Relations Prior to Effective Time. Seller will use its reasonable best efforts consistent with current employment practices and policies to maintain the services of the officers and employees of Seller through the Effective Time.

6.9 Compliance with Rules. Seller shall comply with the requirements of all applicable Rules, the noncompliance with which would materially and adversely affect the assets, liabilities, business, financial condition or results of operations or prospects of Seller.

6.10 Seller Benefit Arrangements. Except as provided in Section 9.1(b), Seller and any effected officers, directors or employees shall mutually terminate all Seller Benefit Arrangements, without the imposition of any liability therefor to Company, Bank or any other Party; provided, however, that nothing in this Section shall require any action that would be in violation of, or prohibited by, any Rule.

6.11 Agreement of Merger. As soon as practicable, Seller shall execute the Agreement of Bank Merger.

6.12 No Shop. Seller shall not, on or before the earlier of the Effective Time or the date of termination of this Agreement, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to any Competing Transaction (as such term is defined below), or negotiate with any Person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or any other representative retained by it or any of its Affiliates to take any such action, (with written direction to such foregoing Persons not to take any of such actions), and Seller shall promptly notify Company (orally and in writing) of all of the relevant details relating to all inquiries and proposals which they may receive relating to any of such matters. For purposes of this Agreement, “Competing Transaction” shall mean any of the following involving Seller: any merger, consolidation, share exchange or other business combination; a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets representing twenty-five percent (25%) or more of the assets of Seller; a sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock) or other Equity Security, representing twenty-five percent (25%) or more of the voting power of Seller; a tender offer or exchange offer for at least twenty-five percent (25%) of the outstanding shares of Seller Stock; a solicitation of proxies in opposition to approval of the Bank Merger by Seller shareholders; or a public announcement by another Person (besides the Company or Bank) of an unsolicited bona fide proposal, plan, or intention to do any of the foregoing. Notwithstanding any other provision in this Section 6.12 or elsewhere in this Agreement, nothing shall prevent Seller from (i) engaging in any discussions or negotiations with, or providing any information to, any Person in response to an unsolicited bona fide written proposal concerning a Competing Transaction by such Person or (ii) recommending such an unsolicited bona fide written proposal concerning a Competing Transaction to the holders of Seller Stock if and only if, prior to participating in any of the foregoing, (A) the Board of Directors of Seller concludes in good faith that the Competing Transaction, if consummated, would result in a transaction more favorable to holders of Seller Stock than the transaction contemplated by this Agreement; (B) the Board of Directors of Seller determines in good faith based upon the written advice of outside counsel that participating in any such action is necessary or advisable for it to act in a manner not inconsistent with its fiduciary duties under applicable law; and (C) at least 48 hours prior to providing any information or data to any Person or entering into discussion or negotiations with any Person, the Board of Directors of Seller notifies Company of such inquiries, proposals or offers received by, any information requested from, or any such discussion or negotiations sought to be initiated or continued with Seller.

6.13 Affiliates. Within thirty (30) days of the execution of this Agreement, (a) Seller shall deliver to Company a letter identifying all persons who are then “affiliates” of Seller for purposes of Rule 145 under the Securities Act and (b) Seller shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws and shall use reasonable efforts to obtain from each person identified in such letter a written agreement substantially in the form attached hereto as Exhibit 6.13. Seller shall use reasonable efforts to obtain from any person who becomes an affiliate of Seller after Seller’s delivery of the letter referred to above, and on or prior to the date of the Seller Shareholders’ Meeting to approve this Agreement, a written agreement substantially in the form attached as Exhibit 6.13 hereto as soon as practicable after obtaining such status.

6.14 Access to Operations. Within thirty (30) Business Days prior to the Effective Day, Seller shall afford to Company and its authorized agents and representatives, access, during normal business hours, to the operations, books, and other information relating to Seller for the sole purpose of assuring an orderly transition of operations, including any data processing conversion, in the Bank Merger. Company shall give reasonable notice for access to Seller, and the date and time of such access will then be mutually agreed to by Company and Seller. Company’s access shall be conducted in a manner which does not unreasonably interfere with Seller’s normal operations, customers and employee relations and which does not interfere with the ability of Seller to consummate the transactions contemplated by this Agreement.

6.15 Access to Employees. Company shall have the right, but not the obligation, within thirty (30) Business Days prior to the Effective Day, to provide training to employees of Seller who will become employees of Company. Such training shall be at the expense of Company and shall be conducted during normal business hours, or, if the foregoing is not possible, after business hours at a location reasonably requested by Company. At the request of Company, Company shall compensate employees, in accordance with Seller’s customary policies and practices, for the employee’s time being trained by Company. Seller shall cooperate with Company to make such employees available for such training prior to Closing. Training shall not exceed 40 hours per employee. All travel and other reimbursable expense incurred by the employee for training are Company’s responsibility. Nothing in this Section is intended, nor shall it be construed, to confer any rights or benefits upon any persons other than Company, Bank or Seller.

6.16 Stock Options. Prior to the Effective Time, Seller shall (a) use its best efforts to cause each holder of Seller Stock Options, as listed in its Disclosure Letter, who has not exercised their option, to enter into an agreement providing for the cancellation and termination of any unexercised options prior to the Effective Time in exchange for the consideration set forth in Section 2.8 and (b) take all actions necessary to terminate the Seller Stock Option Plan, such termination to be effective at the Effective Time. Each holder of such canceled Seller Stock Option shall acknowledge that upon payment of such amount set forth in Section 2.8, no further liability shall accrue to Seller or any successor thereto.

ARTICLE 7

FURTHER COVENANTS OF COMPANY AND SELLER

7.1 S-4 and Proxy Statement.

(a) As promptly as practicable, Company and Seller shall cooperate with each other and exercise their best efforts to prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. The Parties hereto agree to provide the information necessary for inclusion in the Proxy Statement and S-4 and further agree that the information provided by each Party shall be the sole responsibility of that Party. Each of the parties will use its respective best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after it is filed. Company shall pay all third party costs (except Seller’s legal and accounting fees) associated with the preparation and filing of the S-4, including the filing fees with the SEC and Blue Sky regulators as well as the costs of printing and mailing the Proxy Statement. At the time the S-4 becomes effective, the S-4 will comply in all material respects with the provisions of Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the times of mailing thereof to the Seller’s shareholders, at the times of the Seller Shareholders’ Meeting and at the Effective Time, the prospectus included as part of the S-4, as amended or supplemented by any amendment or supplement filed by Company, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading.

(b) After the date of the filing of the S-4 with the SEC, each of the Parties agrees promptly to notify the other of and to correct any information furnished by such Party that shall have become false or misleading in any material respect and to cooperate with the other to take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the S-4 so as to correct such information and to cause the Proxy Statement as so corrected to be disseminated to the shareholders of Seller and Company to the extent required by applicable Rules. All documents that the Parties file with the SEC or any other Governmental Entity in connection with this Agreement will comply as to form in all material respects with the provisions of applicable Rules.

(c) Company shall take all required action with appropriate Governmental Entities under state securities or blue sky laws in connection with the issuance of Company Stock pursuant to this Agreement.

7.2 Filings. Each of the Parties agree that through the Effective Time, each of its reports, registration statements and other filings required to be filed with any applicable Governmental Entity will comply in all material respects with the applicable statutes, rules and regulations enforced or promulgated by the Governmental Entity with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statement contained in any such report, registration statement or other filing that is intended to represent the financial position of the entities or entity to which it relates will fairly present the financial position of such entities or entity and will be prepared in accordance with GAAP consistently applied during the periods involved.

7.3 Applications. No later than forty five (45) days following the execution of this Agreement, Company will promptly prepare and file, or cause to be prepared and filed, any applications or notices to bank regulatory agencies necessary to consummate the transactions contemplated hereby. Company shall afford Seller a reasonable opportunity to review all such applications and all amendments and supplements thereto before the filing thereof as well as all correspondence and comment letters relating to such applications. The Parties covenant and agree that the S-4 and the Proxy Statement and all applications to the appropriate Governmental Entities for approval or consent to the transactions contemplated hereby, with respect to information relating to it, will comply in all material respects with the provisions of applicable law. Company will use its best efforts to obtain all required regulatory approvals or consents and Seller shall cooperate with Company and Bank in such efforts.

7.4 Further Assurances. Company and Seller agree that from time to time, whether before, at or after the Effective Time, they will execute and deliver such further instruments of conveyance and transfer and to take such other action as may be reasonable or necessary to consummate the Bank Merger and the transactions contemplated in this Agreement. Company, Bank, and Seller agree to take such further action as may reasonably be requested to facilitate consummation of the transactions contemplated in this Agreement and that are not inconsistent with the other provisions of this Agreement.

7.5 Listing of Company Stock. Company shall take all reasonable steps to have the shares of Company Stock to be issued in the Bank Merger listed on the NASDAQ National Market as of the Effective Date or as soon thereafter as is practicable.

7.6 Establishment of Accruals. If requested by Company, on the business day immediately prior to the Effective Time, Seller shall, consistent with GAAP, establish such additional accruals and reserves as may be necessary to conform its accounting and credit loss reserve practices and methods to those of Company and Bank (as such practices and methods are to be applied to Seller from and after the Effective Time) and reflect Company’s plans with respect to the conduct of Seller’s business following the Bank Merger and to provide for the costs and expenses relating to the consummation by Seller of the transactions contemplated by this Agreement. The establishment of such accrual and reserves shall not, in and of itself, constitute a breach of any representation or warranty of Seller contained in the Agreement or constitute a material adverse change in the business, operations, prospects or financial condition of Seller.

ARTICLE 8

CONDITIONS TO THE PARTIES’ OBLIGATIONS TO CLOSE

8.1 Conditions to Each Party’s Obligations to Close. The respective obligations of Company and Bank, on the one hand, and Seller, on the other, to consummate the Bank Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) The Agreement and the transactions contemplated hereby shall have received all requisite approvals of the shareholders of Seller.

(b) No judgment, decree, injunction, order or proceeding shall be outstanding or threatened by any Governmental Entity which prohibits or restricts the effectuation of, or threatens to invalidate or set aside, the Bank Merger substantially in the form contemplated by this Agreement, unless counsel to the Party against whom such action or proceeding was instituted or threatened renders to the other Parties hereto a favorable opinion that such judgment, decree, injunction, order or proceeding is without merit.

(c) On or before October 31, 2005, (i) the Parties shall have received any required Consent from the FRB, the DFI and, at or prior to the Effective Time, this Agreement and the transactions contemplated hereby shall have been approved by any other Governmental Entity whose Consent is required for consummation of the transactions contemplated in this Agreement and in each case either unconditionally or without the imposition of conditions or limitations that are applicable to any Party or would become applicable to Company or the Surviving Bank after the Bank Merger that Company reasonably and in good faith concludes would materially adversely affect the financial condition, prospects or operations of any Party or otherwise would be materially burdensome to any Party and all such Consents shall be in effect at the Effective Time, which Consents shall permit the Bank Merger and permit the Surviving Bank to acquire and conduct all direct and indirect activities as previously conducted by Seller, at or prior to the Effective Time, and all required waiting periods shall have expired.

(d) No Rule shall be outstanding or threatened by any Governmental Entity which prohibits or materially restricts the consummation of, or threatens to invalidate or set aside, the Bank Merger substantially in the form contemplated by this Agreement or which would not permit the businesses presently carried on by Seller, Company or Bank to continue materially unimpaired following the Effective Time, unless counsel to the Party or Parties against whom such action or proceeding was instituted or threatened renders to the other Party or Parties hereto a favorable opinion that such Rule is without merit and counsel to the other Party concurs with such opinion.

(e) All Third Party Consents necessary to permit the Parties to consummate the transactions contemplated in the Agreement shall have been obtained prior to the Effective Time, unless the failure to obtain any such Third Party Consent would not have a material adverse effect on the business, financial condition, prospects or results of operations of Company on a consolidated basis.

(f) The S-4 shall have been declared effective by the SEC and shall not be the subject of any stop order or proceedings seeking or threatening a stop order. Company shall have received all state securities or “Blue Sky” permits and other authorizations necessary to issue the Company Stock to consummate the Bank Merger.

(g) Seller and Company shall have received from Santoro, Driggs, Walch, Kearney, Johnson & Thompson an opinion reasonably satisfactory to each of them to the effect that the Bank Merger shall not result in the recognition of gain or loss for federal income tax purposes to Seller, Company or Bank, nor shall the issuance of Company Stock result in the recognition of gain or loss by the holders of Seller Stock who receive such stock in connection with the Bank Merger, and that such holders will be entitled to carryover the basis of their Seller Stock and tack holding periods relating thereto. Such opinion shall be dated prior to the date the Proxy Statement is first mailed to the shareholders of Seller and Company and such opinion shall not have been withdrawn or modified in any material respect.

8.2 Additional Conditions to Obligations of Company and Bank to Close. The obligations of Company and Bank to consummate the Bank Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) All actions necessary to authorize the execution, delivery and performance of this Agreement, the consummation of the Bank Merger, and the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken by the board of directors and shareholders of Seller.

(b) The representations and warranties of Seller contained in Article 4 of this Agreement shall have been true and correct in all material respects (i) on the date of this Agreement; and (ii) at and as of the Effective Time as though all such representations and warranties had been made on and as of the Effective Time, except with respect to representations and warranties that, by their terms, speak as of a different time; and Company shall have received a certificate to that effect dated the Effective Time and executed on behalf of Seller by its chief executive officer and chief financial officer.

(c) Each of the covenants and agreements of Seller contained in this Agreement to be performed at or before the Effective Time shall have been so performed in all material respects; and Company shall have received a certificate to that effect dated the Effective Time and executed by the chief executive officer and chief financial officer of Seller.

(d) During the period from the date of this Agreement to the Effective Time, there shall not have occurred any event related to the business, condition (financial or otherwise), prospects, capitalization or properties of Seller that has had or could reasonably be expected to have a material adverse effect on the business, financial condition, prospects or results of operations of Seller, whether or not such event, change or effect is reflected in Seller’s Disclosure Letter to this Agreement, as amended or supplemented, after the date of this Agreement; and Company shall have received a certificate to that effect dated the Effective Time and signed by the chief executive officer and chief financial officer of Seller.

(e) Concurrently with the execution of this Agreement, each director of Seller shall have executed and delivered to Company a Directors’ Agreement substantially in the form of Exhibit 2.6.

(f) Within 30 days of the execution of this Agreement, Company shall have received from each person named in the letter or otherwise referred to in Section 6.13 of this Agreement an executed copy of the agreement required by Section 6.13.

(g) Company shall have received satisfactory evidence that all of Seller’s Benefit Arrangements have been treated as provided in Sections 6.10 and 6.16 of this Agreement.

(h) Company shall have received the written resignation of each director of Seller dated as of the Effective Date.

(i) Company and Richard M. Robinson, the Chairman, President and Chief Executive Officer of Seller shall have entered into a mutually acceptable employment agreement with a term of one year substantially in the form attached hereto as Exhibit 8.2(i).

8.3 Additional Conditions to Obligations of Seller to Close. The obligations of Seller to consummate the Bank Merger and the other transactions contemplated herein are subject to the satisfaction or waiver, at or prior to the Effective Time, of each of the following conditions:

(a) All actions necessary to authorize the execution, delivery and performance of this Agreement, consummation of the Bank Merger and the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken by the respective boards of directors and shareholders of Company and Bank, as the case may be.

(b) The representations and warranties of Company and Bank contained in Article 3 of this Agreement shall be true and correct in all material respects (i) on the date of this Agreement; and (ii) at and as of the Effective Time as though all such representations and warranties had been made at and as of such time, except with respect to representations and warranties that, by their terms, speak as of a different time; and Seller shall have received a certificate to that effect dated the Effective Time and executed on behalf of Company and Bank by their respective chief executive officer and chief financial officer.

(c) The covenants and agreements of Company and Bank to be performed at or before the Effective Time shall have been duly performed in all material respects; and Seller shall have received one or more certificates to that effect dated the Effective Time and executed by the respective chief executive officer and chief financial officer of Company and Bank.

(d) During the period from the date of this Agreement to the Effective Time, there shall not have occurred any event related to the business, condition (financial or otherwise), prospects, capitalization or properties of Company or Bank that has had or could reasonably be expected to have a material adverse effect on the business, financial condition, or results of operations of the Surviving Bank or Company, whether or not such event, change or effect is reflected in Company’s Disclosure Letters to this Agreement, as amended or supplemented, after the date of this Agreement; and Seller shall have received a certificate to that effect dated the Effective Time and signed by the chief executive officer and chief financial officer of Company and Bank.

(e) Prior to or concurrent with the execution of this Agreement, Seller shall have received a fairness opinion from Hoefer & Arnett, Inc., to the effect that the Total Consideration is fair to Seller’s shareholders from a financial point of view.

ARTICLE 9

EMPLOYEE BENEFITS

9.1 Employee Benefits.

(a) All employees of Seller, at the Effective Time, shall be entitled to participate in the Company Benefit Arrangements on the same basis as other similarly situated employees of Company or Bank. Each of these employees will be credited for eligibility, participation and vesting purposes (provided that no more than the maximum days of sick leave provided in the Company’ sick leave program may be carried over), with such employee’s respective years of past service with Seller (or other prior service so credited by Seller) as though they had been employees of Company. Each employee of Seller employed by Seller at the Effective Time who is not offered employment by Bank will have the opportunity to receive severance benefits in accordance with the severance policy set forth in Exhibit 9.1.

(b) After the Closing, Company expects to convert or merge Seller’s 401(k) plan into or with another tax-qualified plan, such as the Company’s 401(k) plan, in a manner that will not cause adverse tax consequences for Seller’s participants.

ARTICLE 10

TERMINATION OF AGREEMENT; WAIVER OF CONDITIONS

10.1 Termination of Agreement. Anything herein to the contrary notwithstanding, this Agreement and the transactions contemplated hereby including the Bank Merger may be terminated at any time before the Effective Time, whether before or after approval by the shareholders of Seller as follows, and in no other manner:

(a) By mutual consent of Company and Bank, on the one hand, and Seller, on the other;

(b) By Company or Seller, (i) if any conditions set forth in Section 8.1 shall not have been met by October 31, 2005, or (ii) upon the expiration of 20 Business Days after any Governmental Entity denies or refuses to grant any approval, consent or authorization required to be obtained in order to consummate the transaction contemplated by this Agreement unless, within said 20 Business Day period after such denial or refusal, all Parties hereto agree to resubmit the application to the Governmental Entity that has denied, or refused to grant the approval, consent or authorization requested;

(c) By Company, if any conditions set forth in Section 8.2 shall not have been met, or by Seller, if any conditions set forth in Section 8.3 shall not have been met, by October 31, 2005, or such earlier time as it becomes apparent that such condition cannot be met;

(d) By Company, if Seller should (i) materially breach any of its representations or warranties contained herein or (ii) materially default in the observance or in the due and timely performance of any of its covenants and agreements herein contained, and in either case, such breach and/or default shall not have been fully cured within 20 Business Days from the date of delivery of written notice specifying the alleged breach and/or default;

(e) By Seller, if Company or Bank should (i) materially breach any of its representation or warranties contained herein or (ii) materially default in the observance or in the due and timely performance of any of their covenants and agreements herein contained, and in either case, such breach and/or default shall not have been fully cured within 20 Business Days from the date of delivery of written notice specifying the alleged breach and/or default; or

(f) By Company, if the shareholders of Seller fail to approve this Agreement and the Bank Merger by the requisite vote at the Seller Shareholders’ Meeting; or

(g) By Company, if the Average Closing Price is less than $24.00; provided, however, that if the Company elects to terminate this Agreement pursuant to Section 10.1(g), Seller may render such election null and void, and thereby reinstate this Agreement, by agreeing to set the Exchange Ratio at 1.3750 and the Per Share Cash Consideration at an amount equal to the product of 1.3750 times the Average Closing Price; provided further, that, if the Agreement is so reinstated with the revised Exchange Ratio and Per Share Cash Consideration, they shall be subject to downward adjustment as otherwise provided in the definitions of “Exchange Ratio” and “Per Share Cash Consideration” in the event Merger Expenses exceed $200,000.

10.2 Effect of Termination. In the event that this Agreement shall be terminated pursuant to Section 10.1 hereof, all further obligations of the Parties hereto under this Agreement shall terminate without further liability of any Party to another; provided, however, that no termination of this Agreement under Section 10.1 for any reason or in any manner shall release, or be construed as so releasing, any Party from its obligations under Sections 11.1, 11.9 or 11.10, hereof and notwithstanding the foregoing if such termination shall result from the willful failure of a Party to fulfill a condition to the performance of the obligations of any other Party or to perform a covenant of such Party in this Agreement, such Party shall, subject to the provision of Section 11.1, be fully liable for any and all damages, costs and expenses (including, but not limited to, reasonable attorneys’ fees sustained or incurred by the other Party or Parties in connection with negotiating and implementing the transactions contemplated in this Agreement).

10.3 Waiver of Conditions. If any of the conditions specified in Section 8.2 have not been satisfied, Company and Bank may nevertheless, at their election, proceed with the transactions contemplated in this Agreement. If any of the conditions specified in Section 8.3 have not been satisfied, Seller may nevertheless, at its election, proceed with the transactions contemplated in this Agreement. If any Party elects to proceed pursuant to the provisions hereof, the conditions that are unsatisfied immediately prior to the Effective Time shall be deemed to be satisfied, as evidence by a certificate delivered by the electing Party.

10.4 Force Majeure. Company and Seller agree that, notwithstanding anything to the contrary in this Agreement, in the event this Agreement is terminated as a result of a failure of a condition, which failure is due to a natural disaster or other act of God, or an act of war or of terror, and provided neither Party has materially failed to observe the obligations of such Party under this Agreement, neither Party shall be obligated to the other Party to this Agreement for any expenses or otherwise be liable hereunder.

ARTICLE 11

GENERAL

11.1 Expenses/Termination Expenses.

(a) Seller hereby agrees that if this Agreement is terminated by Company pursuant to Section 10.1(d) or Section 10.1(f), Seller shall promptly, and in any event within seven Business Days after such termination, pay Company $500,000.

(b) Company hereby agrees that if this Agreement is terminated by Seller pursuant to Section 10.1(e), Company shall promptly, and in any event within seven Business Days after such termination, pay Seller $500,000.

(c) Seller hereby agrees that (i) in the event that the board of directors of Seller fails to recommend approval of this Agreement and the Bank Merger to the shareholders of Seller or effects a Change in Recommendation, and this Agreement and the Bank Merger are not approved by the shareholders of Seller by the requisite vote at the Seller Shareholders’ Meeting, or (ii) in the event that a Competing Transaction occurs between the date hereof and the time of the Seller Shareholders’ Meeting and the shareholders of Seller fail to approve this Agreement and the Bank Merger under circumstances where the board of directors of Seller continuously maintained its favorable recommendation of this Agreement and the Bank Merger and if a definitive agreement relating to a Competing Transaction is executed by Seller, or a Competing Transaction is consummated, in either case within 12 months after the termination of this Agreement, then, in the case of Subsection (i) upon termination of this Agreement, or in the case of Subsection (ii) upon the happening of such event, Seller shall promptly pay Company $1,000,000. There shall be no duplication of remedy under this Section 11.1(a) and 11.1(c).

(d) Except as otherwise provided herein and in Section 7.1, all Expenses incurred by Company/Bank or Seller in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated hereby, including, without limitation of the generality of the foregoing, all fees and expenses of agents, representatives, counsel, and accountants employed by either of the Parties or its affiliates, shall be borne solely and entirely by the Party which has incurred the same.

(e) The amounts set forth in Section 11.1(a), (b) and (c) are in the nature of liquidated damages and do not constitute a penalty. The Parties agree that it would be impracticable or extremely difficult to fix actual damages and the amounts set forth in Section 11.1(a), (b) and (c) are reasonably intended to compensate for expenses incurred in connection with the negotiation of this Agreement and any lost opportunity resulting from the pendency of the transactions contemplated by this Agreement. Upon payment of an amount by a Party pursuant to Section 11.1(a), (b) or (c), the other Party waives any and all rights to any payments, damages, amounts, costs, fees or other expenses, and agrees that it shall not bring any action, suit or proceeding of any kind to recover any amounts in connection with any breach of this Agreement.

11.2 Amendments. To the fullest extent permitted by law, this Agreement may be amended by agreement in writing of the Parties hereto at any time prior to the Effective Time, whether before or after approval of this Agreement by the shareholders of Seller.

11.3 Disclosure Letter; Exhibits; Integration. Each Disclosure Letter and exhibit delivered pursuant to this Agreement shall be in writing and shall constitute a part of the Agreement, although Disclosure Letters need not be attached to each copy of this Agreement. This Agreement, together with such Disclosure Letters, and exhibits constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements and understanding of the Parties in connection therewith.

11.4 Best Efforts. Each Party will use its best efforts to cause all conditions to the obligations of the Parties to be satisfied.

11.5 Governing Law. This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the laws of Nevada except to the extent that the provisions of federal law are mandatorily applicable.

11.6 No Assignment. Neither this Agreement nor any rights, duties or obligations hereunder shall be assignable by Company/Bank or Seller, in whole or in part, without the prior written consent of the other Party. Any attempted assignment in violation of this prohibition shall be null and void. Subject to the foregoing, all of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the successors and assigns of the Parties hereto.

11.7 Headings. The descriptive headings contained in this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

11.8 Counterparts. This Agreement and any exhibit hereto may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each Party hereto and delivered to each Party hereto.

11.9 Publicity and Reports. Company, Bank, and Seller shall coordinate all publicity relating to the transactions contemplated by this Agreement and no Party shall issue any press release, publicity statement or other public notice relating to this Agreement or any of the transactions contemplated hereby without obtaining the prior consent of the other Party, except to the extent that legal counsel to any Party shall deliver a written opinion to the other Party to the effect that a particular action is required by applicable Rules.

11.10 Confidentiality. All Confidential Information disclosed heretofore or hereafter by any Party to this Agreement to any other Party to this Agreement shall be kept confidential by such other Party and shall not be used by such other Party otherwise than as herein contemplated, except to the extent that (a) it is necessary or appropriate to disclose to the DFI, the FRB, the SEC or any other Governmental Entity having jurisdiction over any of the Parties or as may be otherwise be required by Rule (any disclosure of Confidential Information to a Governmental Entity shall be accompanied by a request that such Governmental Entity preserve the confidentiality of such Confidential Information); or (b) to the extent such duty as to confidentiality is waived by the other Party. Such obligation as to confidentiality and non-use shall survive the termination of this Agreement pursuant to Article 10. In the event of such termination and on request of another Party, each Party shall use all reasonable efforts to (1) return to the other Parties all documents (and reproductions thereof) received from such other Parties that contain Confidential Information (and, in the case of reproductions, all such reproductions made by the receiving Party); and (2) destroy the originals and all copies of any analyses, computations, studies or other documents prepared for the internal use of such Party that included Confidential Information.

11.11 Specific Performance. Seller, Bank and Company each acknowledge that, in view of the uniqueness of their respective businesses and the transactions contemplated in this Agreement, each Party would not have an adequate remedy at law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore each Party agrees that the other shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled, at law or in equity.

11.12 Notices. Any notice or communication required or permitted hereunder, including, without limitation, supplemental Disclosure Letters shall be deemed to have been given if in writing and (a) delivered in person, (b) telexed, or (c) telecopied (provided that any notice given pursuant to clauses (b) and (c) is also mailed by certified or registered mail, postage prepaid), as follows:

If to Company or Bank, addressed to:

Edward M. Jamison

President & CEO

Community Bancorp

Community Bank of Nevada

400 South 4th Street, Suite 215

Las Vegas, NV 89101

Fax No. (702) 947-3502

With a copy addressed to:

John F. Stuart, Esq.

Reitner, Stuart & Moore

1319 Marsh Street

San Luis Obispo, CA 93401

Fax No. (805) 545-8599

If to Seller, addressed to:

Rich Robinson

President & CEO

Bank of Commerce

4343 E. Sunset Road

Henderson, NV 89014

Fax No. (702) 876-7490

With a copy addressed to:

Gary Steven Findley, Esq.

Gary Findley & Associates

1470 North Hundley Street

Anaheim, CA 92806

Fax No. (714) 630-7910

or at such other address and to the attention of such other Person as a Party may notice to the others in accordance with this Section 11.12. Notwithstanding anything to the contrary contained herein, notice and/or delivery to Company shall be deemed notice and/or delivery to Bank.

11.13 Knowledge. Whenever any statement herein or in any Disclosure Letter, certificate or other document delivered to any Party pursuant to this Agreement is made “to the knowledge” or “to the best knowledge” of any Party or other Person such Party or other Person shall make such statement only after conducting an investigation reasonable under the circumstances of the subject matter thereof, and each such statement shall constitute a representation that such investigation has been conducted.

11.14 Severability. If any portion of this Agreement shall be deemed by a court of competent jurisdiction to be unenforceable, the remaining portions shall be valid and enforceable only if, after excluding the portion deemed to be unenforceable, the remaining terms hereof shall provide for the consummation of the transactions contemplated herein in substantially the same manner as originally set forth at the date this Agreement was executed.

11.15 Attorneys’ Fees. In the event any of the parties to this Agreement brings an action or suit against any other party by reason of any breach of any covenant, agreement, representation, warranty or other provision hereof, or any breach of any duty or obligation created hereunder by such other party, the prevailing party, as determined by the court or the body having jurisdiction, shall be entitled to have and recover of and from the losing party, as determined by the court or other party having jurisdiction, all reasonable costs and expenses incurred or sustained by such prevailing party in connection with such prevailing action, including, without limitation, legal fees and court costs (whether or not taxable as such).

11.16 Termination of Representations, Warranties and Covenants. The representations, warranties and covenants of each Party contained herein or in any certificate or other writing delivered by such party pursuant hereto or in connection herewith shall not survive the Effective Time.

WITNESS, the signature of Community Bancorp, as of the 19th day of May, 2005, set by its President and Chief Executive Officer and its Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

Community Bancorp

By:	/s/ EDWARD M. JAMISON	By:	/s/ CATHY ROBINSON
	Edward M. Jamison		Cathy Robinson
	President & Chief Executive Officer		Secretary

WITNESS, the signature of Community Bank of Nevada as of the 19th day of May, 2005, set by its President and Chief Executive Officer and its Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

Community Bank of Nevada

By:	/s/ EDWARD M. JAMISON	By:	/s/ CATHY ROBINSON
	Edward M. Jamison		Cathy Robinson
	President & Chief Executive Officer		Secretary

WITNESS, the signature of Bank of Commerce, as of the 19th day of May, 2005, set by its President and Chief Executive Officer and its Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

Bank of Commerce

By:	/s/ RICHARD M. ROBINSON	By:	/s/ ROBIN PANEK
	Richard M. Robinson		Robin Panek
	President & Chief Executive Officer		Secretary

APPENDIX B

FAIRNESS OPINION OF

HOEFER & ARNETT, INC.

[Hoefer & Arnett Letterhead]

June 21, 2005

Members of the Board of Directors

Bank of Commerce

4343 East Sunset Road

Henderson, Nevada 89014

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Bank of Commerce, Henderson, Nevada (“BOC”) of the consideration to be paid in connection with the proposed merger of BOC with and into Community Bank of Nevada, Las Vegas, Nevada, a subsidiary of Community Bancorp, Las Vegas, Nevada (“CBON”) in accordance with the terms and conditions of the Agreement and Plan of Reorganization and Merger (the “Agreement”). Pursuant to the Agreement and subject to the terms and conditions therein, each outstanding share of BOC Stock shall, by virtue of the Bank Merger, be converted into the right to receive, at the election of the holder thereof as provided in Section 2.7 of the Agreement, either:

(1) shares of CBON Stock in accordance with the Exchange Ratio, as defined in the Agreement; or

(2) cash in the amount of the Per Share Cash Consideration, as defined in the Agreement.

Based on a per share consideration of $33.00, 1,069,398 shares of BOC common stock outstanding, 222,100 BOC options outstanding with a weighted average exercise price of $11.76 and a market price of $26.15 per share for CBON common stock, the aggregate transaction value for BOC shareholders equals $40,006,634. An aggregate transaction value of $40,006,634 represents a price to book value at March 31, 2005 of 2.66x, a price to tangible book value at March 31, 2005 of 2.66x, a price to 2004 earnings multiple of 29.92x, a price to March 31, 2005 assets of 23.89% and a tangible premium on core deposits of 20.00%.

As part of its investment banking business, Hoefer & Arnett, Incorporated is regularly engaged in the valuation of bank, bank holding company and thrift securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Hoefer & Arnett has not previously provided investment banking and financial advisory services to BOC or CBON. Hoefer & Arnett Incorporated provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may effect transactions and hold securities of BOC and CBON for its own account and for the accounts of customers.

In connection with this assignment, we have reviewed and analyzed, among other things, the following: (i) the Agreement and Plan of Reorganization and Merger; (ii) Quarterly Reports of Condition and Income of BOC for the quarters ended March 31, 2005, December 31, 2004, September 30, 2004, June 30, 2004, March 31, 2004, December 31, 2003, December 31, 2002 and December 31, 2001; (iii) Annual Reports on Form 10-K of CBON for the year ended December 31, 2004; Quarterly Reports on Form 10-Q of CBON for the quarter ended March 31, 2005 and quarterly Consolidated Financial Statements for Bank Holding Companies for the quarters ended December 31, 2004, September 30, 2004, June 30, 2004 and March 31, 2004; (iv) certain other publicly available financial and other information concerning BOC and CBON; (v) publicly reported historical prices and trading activity for CBON common stock; and (vi) the nature and terms of certain other merger and acquisition transactions we believe relevant to our inquiry. We have conducted such other financial studies, analyses and investigations, as we deemed appropriate for purposes of this opinion.

In conducting our review and in arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and we have not assumed any responsibility for independent verification of the same. We have relied upon the management of BOC as to the reasonableness of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of BOC management. We did not make or obtain any evaluations or appraisals of the assets or liabilities of BOC or CBON. We are not experts in the valuation of allowances for loan losses and we did not make an independent evaluation of the adequacy of the allowance for loan losses of either BOC or CBON, nor did we review any individual loan credit files. We assumed that the aggregate allowance for loan losses set forth in the financial statements of BOC and CBON is adequate to cover such losses. For purposes of its opinion, we assumed that the reorganization would have the tax, accounting and legal effects described in the merger agreement. Hoefer & Arnett’s opinion as expressed herein is limited to the fairness, from a financial point of view, to the shareholders of BOC with respect to the terms of the proposed merger of BOC with and into Community Bank of Nevada, a subsidiary of CBON, and does not address the underlying business decision to proceed with the transaction.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of BOC and CBON, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on shareholders’ equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for BOC and CBON; (ii) the assets and liabilities of BOC and CBON, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity; and (iii) the nature and terms of certain other merger and acquisition transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the terms of the proposed merger of BOC with and into Community Bank of Nevada, a subsidiary of CBON, are fair, from a financial point of view, to the shareholders of BOC.

Our opinion is directed to the Board of Directors of BOC for its information and assistance in connection with its consideration of the financial terms of the transaction contemplated by the Agreement and does not constitute a recommendation to any shareholder of BOC as to how such shareholder should vote on the proposed transaction. We hereby consent to the reference to our firm in the proxy statement related to the transaction and to the inclusion of our opinion as an exhibit to the proxy statement related to the transaction.

Respectfully Submitted,

Hoefer & Arnett, Incorporated

APPENDIX C

Nevada Revised Statutes Section 92A.300 et seq.

RIGHTS OF DISSENTING OWNERS

NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

(Added to NRS by 1995, 2086)

NRS 92A.305 “Beneficial stockholder” defined. “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

(Added to NRS by 1995, 2087)

NRS 92A.310 “Corporate action” defined. “Corporate action” means the action of a domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.315 “Dissenter” defined. “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

(Added to NRS by 1995, 2087; A 1999, 1631)

NRS 92A.320 “Fair value” defined. “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(Added to NRS by 1995, 2087)

NRS 92A.325 “Stockholder” defined. “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.330 “Stockholder of record” defined. “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.335 “Subject corporation” defined. “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

(Added to NRS by 1995, 2087)

NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

(Added to NRS by 1995, 2087)

NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

(Added to NRS by 1995, 2088)

NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

(Added to NRS by 1995, 2088)

NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

(Added to NRS by 1995, 2088)

NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1. Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

(a) Consummation of a conversion or plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the stockholders is required for the conversion or merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the conversion or plan of merger; or

(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if his shares are to be acquired in the plan of exchange.

(c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

(Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189)

NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

(a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

(b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

(1) Cash, owner’s interests or owner’s interests and cash in lieu of fractional owner’s interests of:

(I) The surviving or acquiring entity; or

(II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner’s interests of record; or

(2) A combination of cash and owner’s interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

(Added to NRS by 1995, 2088)

NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1. A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

2. A beneficial stockholder may assert dissenter’s rights as to shares held on his behalf only if:

(a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

(Added to NRS by 1995, 2089)

NRS 92A.410 Notification of stockholders regarding right of dissent.

1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters’ rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

2. If the corporate action creating dissenters’ rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters’ rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

(Added to NRS by 1995, 2089; A 1997, 730)

NRS 92A.420 Prerequisites to demand for payment for shares.

1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights:

(a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b) Must not vote his shares in favor of the proposed action.

2. A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for his shares under this chapter.

(Added to NRS by 1995, 2089; 1999, 1631)

NRS 92A.430 Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

1. If a proposed corporate action creating dissenters’ rights is authorized at a stockholders’ meeting, the subject corporation shall deliver a written dissenter’s notice to all stockholders who satisfied the requirements to assert those rights.

2. The dissenter’s notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not he acquired beneficial ownership of the shares before that date;

(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

(Added to NRS by 1995, 2089)

NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.

1. A stockholder to whom a dissenter’s notice is sent must:

(a) Demand payment;

(b) Certify whether he or the beneficial owner on whose behalf he is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c) Deposit his certificates, if any, in accordance with the terms of the notice.

2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.

3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his shares under this chapter.

(Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189)

NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.

1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

2. The person for whom dissenter’s rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.

(Added to NRS by 1995, 2090)

NRS 92A.460 Payment for shares: General requirements.

1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the corporation’s registered office is located; or

(b) At the election of any dissenter residing or having its registered office in this State, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

2. The payment must be accompanied by:

(a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year and the latest available interim financial statements, if any;

(b) A statement of the subject corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s rights to demand payment under NRS 92A.480; and

(e) A copy of NRS 92A.300 to 92A.500, inclusive.

(Added to NRS by 1995, 2090)

NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter’s notice.

1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters’ right to demand payment pursuant to NRS 92A.480.

(Added to NRS by 1995, 2091)

NRS 92A.480 Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

(Added to NRS by 1995, 2091)

NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the State, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

(Added to NRS by 1995, 2091)

NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.

1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

(Added to NRS by 1995, 2092)

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 20.	Indemnification of Directors and Officers

The Bylaws of Community Bancorp provide that it will indemnify any individual made a party to a proceeding because the individual is or was a director or officer against liability incurred in the proceeding to the full extent permitted by the Nevada Revised Statutes (“NRS”). As permitted by the NRS, Community Bancorp will indemnify a director or officer if the individual acted in good faith in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The NRS does not permit indemnification as to any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction to be liable to the corporation, or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that in view of all of the circumstance of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Community Bancorp has a Directors’ and Officers’ Liability Insurance Policy that provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the “Act”).

Item 21.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit No.	Exhibit
2.1	Agreement to Merge and Plan of Reorganization, dated May 19, 2005—Appendix A of the Proxy Statement—Prospectus

3.1	Certificate of Incorporation, as amended, of Community Bancorp (1)

3.1.1	Amendment to Certificate of Incorporation (1)

3.2	Bylaws of Community Bancorp (1)

5.1	Consent of Reitner, Stuart & Moore

4.1	Specimen Share Certificate for Common Stock (1)

8.1	Tax Opinion of Santoro, Driggs, Walch, Kearney, Johnson & Thompson

10.1	1995 Stock Option and Award Plan (1)

10.2	Form of 1995 Stock Option and Award Plan Option Agreement (1)

10.3	2000 Stock Appreciation Rights Plan (1)

10.4	Lease Agreement, City Centre branch and administrative office lease, dated April 5, 2002, as amended (1)

10.5	Agreement for Information Technology Services between Community Bank of Nevada and Aurum Technology, Inc., dated August 15, 2001, as amended (1)

10.6	Community Bank of Nevada 401(k) Profit Sharing Plan (1)

10.7	Employment Agreement with Edward M. Jamison (1)

10.8	Employment Agreement with Cathy Robinson (1)

10.9	Employment Agreement with Lawrence Scott (1)

10.10	2005 Equity Based Compensation Plan (2)

14.1	Code of Conduct (3)

21.1	The subsidiaries of the registrant are Community Bank of Nevada, a Nevada state-chartered bank, and Community Bancorp (NV) Statutory Trust I, a Connecticut statutory trust

23.1	Consent of Hoefer & Arnett (included in Appendix B of the Proxy Statement—Prospectus)

23.2	Consent of McGladrey & Pullen, LLP

23.3	Consent of McGladrey & Pullen, LLP

23.4	Consent of Santoro, Driggs, Walch, Kearney, Johnson & Thompson (included in Exhibit 8.1)

23.5	Consent of Reitner, Stuart & Moore (included in Exhibit 5.1)

24	Power of Attorney

99	Form of Proxy

(1)	Included in Community Bancorp’s S-1 Registration Statements and amendments thereto (333-119395), originally filed September 30, 2004, as amended on November 15 and 24, 2004.
(2)	Included in Community Bancorp’s Proxy Statement filed on April 19, 2005.
(3)	Included in Community Bancorp’s form 10-K filed on March 30, 2005.

(b)	Financial Statement Schedules

All schedules are omitted because the required information is not applicable or is included in the financial statements of Community Bancorp and the related notes.

(c)	Not applicable.

Item 22.	Undertakings.

(a)	Undertakings required by Item 512 of Regulation S-K

(1)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)	The undersigned registrant hereby undertakes as follows:

(i)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(ii)	The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registration pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents, by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that the Registrant meets all of the requirements of filing on Form S-4 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the Las Vegas, State of Nevada on July 7, 2005.

COMMUNITY BANCORP INC.

By:	/s/ EDWARD M. JAMISON
Edward M. Jamison,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ NOALL J. BENNETT NOALL J. BENNETT	Chairman of the Board	July 7, 2005

/s/ JACOB BINGHAM JACOB BINGHAM	Director	July 7, 2005

/s/ EDWARD M. JAMISON EDWARD M. JAMISON	Director, President and Chief Executive Officer	July 7, 2005

/s/ CHARLES R. NORTON CHARLES R. NORTON	Director	July 7, 2005

/s/ CATHY ROBINSON CATHY ROBINSON	Executive Vice President and Chief Financial Officer	July 7, 2005

/s/ GARY W. STEWART GARY W. STEWART	Director	July 7, 2005

/s/ RUSSELL C. TAYLOR RUSSELL C. TAYLOR	Director	July 7, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit

2.1	Agreement to Merge and Plan of Reorganization, dated April 21, 2005—Appendix A of Proxy Statement—Prospectus

5.1	Consent of Reitner, Stuart & Moore

8.1	Tax Opinion of Santoro, Driggs, Walch, Kearney, Johnson & Thompson

23.1	Consent of Hoefer & Arnett (included in Appendix B of the Proxy Statement—Prospectus)

23.2	Consent of McGladrey & Pullen, LLP

23.3	Consent of McGladrey & Pullen, LLP

23.4	Consent of Santoro, Driggs, Walch, Kearney, Johnson & Thompson (included in Exhibit 8.1)

23.5	Consent of Reitner, Stuart & Moore (included in Exhibit 5.1)

24	Power of Attorney

99	Form of Proxy